As confidentially submitted to the Securities and Exchange Commission on November 23, 2012

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-11

FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Cerberus Mortgage Capital, Inc.
 (Exact name of registrant as specified in its governing instruments)

Cerberus Mortgage Capital, Inc.
c/o Cerberus Capital Management, L.P.
875 Third Avenue, 11th Floor
New York, New York 10022
(212) 891-2100
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Jonathan A. Sebiri
c/o Cerberus Capital Management, L.P.
875 Third Avenue, 11th Floor
New York, New York 10022
(212) 891-2100
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Peter H. Ehrenberg, Esq. Michael J. Reinhardt, Esq. Lowenstein Sandler PC 1251 Avenue of the Americas, 18th Floor New York, NY 10020 Tel (212) 262-6700 Fax (212) 262-7402	Jay L. Bernstein, Esq. Andrew S. Epstein, Esq. Clifford Chance US LLP 31 West 52nd Street New York, NY 10019 Tel (212) 878-8000 Fax (212) 878-8375

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

         If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Stock, par value $0.001 per share	$1,000,000	$136.40

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of common stock that may be purchased upon the exercise of the over-allotment option. See "Underwriting."

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 23, 2012

PRELIMINARY PROSPECTUS

Shares

CERBERUS MORTGAGE CAPITAL, INC.

Common Stock

          Cerberus Mortgage Capital, Inc. is a newly-organized Maryland corporation formed primarily to invest in, finance and manage a diversified portfolio of residential mortgage assets consisting of Agency and non-Agency residential mortgage-backed securities and other real estate-related assets. We will be externally managed and advised by Cerberus REIT Advisor LLC, or our Manager, a recently formed affiliate of Cerberus Capital Management, L.P., an investment adviser registered with the Securities and Exchange Commission.

          This is our initial public offering and no public market currently exists for our common stock. We are offering                        shares of our common stock, par value $0.001 per share, as described in this prospectus. We expect the initial public offering price of our common stock to be $            per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol "            ."

          Concurrent with the closing of this offering, we will complete a private placement in which we expect to sell an aggregate of                        shares of our common stock to an affiliate of our Manager for $            per share. No placement agent fee or underwriting discount or commission will be payable by us with respect to any of the shares sold in this private placement.

          We intend to elect and qualify to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2013. To assist us in qualifying as a REIT, stockholders are generally restricted from owning more than 9.8%, by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock or capital stock. Our charter contains various other restrictions on the ownership and transfer of our common stock. See "Description of Capital Stock—Restrictions on Ownership and Transfer."

          We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, will elect to comply with certain of the JOBS Act's reduced public company reporting requirements for future filings.

          Investing in our common stock involves risks. See "Risk Factors" beginning on page 26 of this prospectus for a discussion of the following and other risks:

  •
  We have no operating history and may not be able to successfully operate our business, find suitable investments or generate sufficient revenue to make or sustain distributions to our stockholders.

  •
  Changes in interest rates may adversely affect the results of our operations and our financial position.

  •
  Increased levels of prepayments from our target assets may decrease our net interest income or result in a net loss.

  •
  We intend to leverage our portfolio investments in our target assets, which may adversely affect our return on our investments and may reduce cash available for distributions to our stockholders.

  •
  We may change our target assets, financing strategy, investment guidelines and other operational policies without stockholder consent, which may adversely affect the market price of our common stock and our ability to make distributions to our stockholders.

  •
  We will depend on our Manager and its key personnel for our success and upon their access to Cerberus Capital Management, L.P.'s investment professionals.

  •
  Members of our management team have competing duties to Cerberus Capital Management, L.P. and certain of its affiliated entities, which could pose conflicts of interest that may result in decisions that are not in the best interests of our stockholders.

  •
  The termination of the management agreement, including the non-renewal of the agreement, may be difficult and costly, which may adversely affect our inclination to end our relationship with our Manager.

  •
  If we fail to qualify as a REIT, we will be subject to U.S. federal income tax as a regular corporation.

  •
  Maintenance of our exemption from registration under the Investment Company Act of 1940, as amended, and our qualification as a REIT impose limits on our operations.

  •
  REIT distribution requirements could adversely affect our ability to execute our business plan.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
Our Manager has agreed to pay the underwriters $            per share with respect to each share sold in this offering, representing the full underwriting discount payable with respect to the shares sold in this offering.

          The underwriters may also purchase up to an additional                shares of our common stock from us at the initial public offering price, less the underwriting discount, within 30 days after the date of this prospectus solely to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares of common stock sold in this offering will be ready for delivery on or about                         , 2013.

Joint Book-Running Managers

Citigroup	Deutsche Bank Securities	Wells Fargo Securities

Sandler O'Neill + Partners, L.P.	Maxim Group LLC	Nomura

The date of this prospectus is                         , 2013.

        You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and any free writing prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

        Through and including                        (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

 GLOSSARY

        "ABS" means an asset-backed security.

        "Agency" means a U.S. Government agency, such as Ginnie Mae, or a federally chartered corporation, such as Fannie Mae or Freddie Mac, which guarantees payments of principal and interest on RMBS.

        "Agency certificates" mean Ginnie Mae, Fannie Mae or Freddie Mac certificates.

        "Agency RMBS" mean U.S. Government agency RMBS, which are mortgage pass-through certificates backed by pools of residential mortgage loans issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac. Our Agency RMBS may also consist of Agency CMOs, which are securities that are structured by an Agency backed by mortgage pass-through certificates.

        "Alt-A mortgage loans" mean residential mortgage loans made to borrowers whose qualifying mortgage characteristics do not conform to Agency underwriting guidelines. Generally, Alt-A mortgage loans allow homeowners to qualify for a mortgage loan with reduced or alternate forms of documentation.

        "ARMs" mean adjustable-rate residential mortgage loans.

        "CMOs" mean collateralized mortgage obligations.

        "Fannie Mae" means the U.S. Federal National Mortgage Association.

        "FHA" means the U.S. Federal Housing Administration.

        "FHFA" means the U.S. Federal Housing Finance Agency. The FHFA was created on July 30, 2008, when the President of the United States signed into law the Housing and Economic Recovery Act of 2008.

        "Freddie Mac" means the U.S. Federal Home Loan Mortgage Corporation.

        "FRMs" mean fixed-rate residential mortgage loans.

        "Ginnie Mae" means the U.S. Government National Mortgage Association, a wholly-owned corporate instrumentality of the United States of America within the U.S. Department of Housing and Urban Development.

        "GSE" means a U.S. Government-sponsored entity, such as Fannie Mae or Freddie Mac.

        "HAMP" means the Home Affordable Modification Program, a U.S. federal program that provides homeowners with assistance in avoiding residential mortgage loan foreclosures through loan modifications.

        "HARP" means the Home Affordable Refinance Program, a U.S. federal program that allows certain borrowers with Agency mortgages originated prior to June 1, 2009 to refinance their mortgages despite being unable to obtain traditional refinancing because the value of their homes has declined.

        "hybrid ARMs" mean residential mortgage loans that have interest rates that are fixed for a specified period of time (typically three, five, seven or ten years) and, thereafter, adjust to an increment over a specified interest rate index.

        "H4H" means the Hope for Homeowners Program, a U.S. federal program that allows certain distressed homeowners to refinance their mortgages into FHA-insured loans.

        "jumbo mortgage loans" mean residential mortgage loans with an original principal balance in excess of the maximum amount permitted by the Agency underwriting guidelines.

ii

        "Markit IOS" is a synthetic total return swap index that references the interest component of 30-year fixed-rate Fannie Mae residential mortgage pools.

        "Markit PrimeX" is a synthetic credit default swap index that tracks non-Agency prime U.S. RMBS.

        "MBS" mean mortgage-backed securities.

        "MHA®" is the Making Home Affordable program of the U.S. Department of the Treasury and the U.S. Department of Housing and Urban Development. MHA® is intended to help homeowners avoid foreclosure, stabilize the U.S. housing market, and improve the nation's economy. Both HAMP and HARP are programs under the MHA program.

        "mortgage loans" mean loans secured by real estate with a right to receive the payment of principal and interest on the loan (including servicing fees).

        "mortgage servicing rights" or "MSRs" are rights to receive a portion of the servicing and other fees collected by servicers of mortgage loans.

        "non-Agency RMBS" mean RMBS that are not issued or guaranteed by an Agency, including investment grade (AAA through BBB rated) and non-investment grade (BB rated through unrated) classes.

        "prime mortgage loans" mean residential mortgage loans that generally conform to Agency underwriting guidelines but do not carry any credit guarantee from either a U.S. Government agency or a GSE.

        "RMBS" mean residential mortgage-backed securities.

        "SBA" means the Small Business Administration.

        "SIFMA" means the Securities Industry and Financial Markets Association.

        "TBAs" mean forward-settling Agency RMBS where the pool is "to-be-announced." In a TBA, a buyer will agree to purchase, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered is not identified until shortly before the TBA settlement date.

iii

PROSPECTUS SUMMARY

        This summary highlights some of the information in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read carefully the more detailed information set forth under "Risk Factors" and the other information included in this prospectus. Except where the context suggests otherwise (1) the terms "Company," "we," "us," and "our" refer to Cerberus Mortgage Capital, Inc., a Maryland corporation, together with its consolidated subsidiaries; (2) the term "Manager" refers to Cerberus REIT Advisor LLC, a Delaware limited liability company, our external manager; (3) the term "CCM" refers to Cerberus Capital Management, L.P., a Delaware limited partnership; (4) the term "Cerberus" refers to CCM and the funds and accounts affiliated with CCM; and (5) the term "Cerberus RMBS Fund" refers to the Cerberus RMBS Opportunities Fund, L.P., a Delaware limited partnership. Unless indicated otherwise, the information in this prospectus assumes (i) the sale of common stock in this offering at a price of $            per share, (ii) the sale in a concurrent private placement to an affiliate of our Manager of            shares of our common stock at the initial public offering price per share without payment of any underwriting discount or commission or placement agent fee, (iii) no exercise by the underwriters of their overallotment option to purchase up to an additional            shares of our common stock, and (iv) no payment by us of any underwriting discount in connection with this offering.

Our Company

        Cerberus Mortgage Capital, Inc. is a newly-organized Maryland corporation formed primarily to invest in, finance and manage a diversified portfolio of residential mortgage assets consisting of Agency and non-Agency RMBS and other real estate-related assets. We also intend to pursue, both during the initial period following the closing of this offering and opportunistically over time, a broad range of investments in residential mortgage whole loans and other real estate-related assets, including securitized financial assets, mortgage servicing rights, excess mortgage servicing rights and residential housing for lease, which, together with RMBS, we refer to as our target assets. We will seek to employ a flexible and relative value focused investment strategy and expect to reallocate capital from time to time among our target assets.

        Our objective is to provide attractive risk-adjusted returns to our stockholders by generating income and capital appreciation through our investment strategies. We will seek to generate returns that are not correlated with other fixed-income markets. We intend to achieve this objective by selectively acquiring a diversified portfolio of residential mortgage and other real-estate related assets through a comprehensive selection process, utilizing in-house research, proprietary credit and prepayment models, internal structuring capabilities and portfolio optimization. We intend to focus on the relative values of securities and other assets within each of our target assets, emphasizing investments with current income and capital appreciation potential while targeting asymmetrical return profiles that also seek to minimize downside risk.

        We expect to use borrowings as part of our strategy. Depending on market conditions and the availability of financing to us, we expect that our primary financing sources will be through repurchase agreements, warehouse facilities, securitizations and re-securitizations, bank credit facilities (including term loans and revolving facilities) and public and private issuances of equity and debt securities as well as transaction or asset specific funding arrangements. Initially, we expect to finance our Agency RMBS acquisitions with borrowings under a series of short-term repurchase agreements. We plan to utilize securitization techniques, including re-securitizations, to acquire permanent non-recourse financing for non-Agency RMBS when possible and appropriate to enhance our returns, isolate unwanted risks and reduce our reliance on short-term repurchase agreements. We believe that non-Agency RMBS are well suited as an asset class for using re-securitizations to capitalize on arbitrage opportunities relating to pricing and valuations and to acquire permanent non-recourse funding.

        We intend to purchase RMBS throughout the capital structure, including not only the highest rated AAA/Aaa securities but also securities rated below investment grade or unrated securities.

        We believe Agency RMBS remain an attractive asset class as investors continue to seek incremental spreads in a low yield environment. We believe that the non-Agency RMBS market is less efficient than the Agency RMBS market, due to the idiosyncratic features of the securities and the non-homogeneous nature of the underlying collateral, including prime, Alt-A and subprime mortgage loans. There is typically a greater degree of credit risk and price risk in the non-Agency RMBS market, which in turn provides opportunities for us. There are varying levels of credit quality in the underlying collateral, which we believe will enable us to pursue diverse pricing alternatives based on our analyses of credit risk, interest rate risk and collateral value. Non-Agency RMBS have unique bond structures, which permit differentiation based on a variety of factors, including shifting interest payment amounts, over-collateralization, default trigger events and delinquency levers. Because non-Agency RMBS generally are comprised of collateral that do not have a guarantee of timely payment of interest or ultimate payment of principal, there typically are greater opportunities to purchase non-Agency RMBS at a discount to par as compared to Agency RMBS, thereby providing enhanced return opportunities.

        In addition to Agency RMBS and non-Agency RMBS, we anticipate that our capital will be deployed and re-deployed in other target assets, including residential mortgage whole loans that we may purchase on the secondary market or through mortgage origination companies. Subject to our receipt of any necessary approvals, we may enter into purchase agreements to acquire MSRs and excess MSRs on portfolios of mortgage loans. Our investment thesis will include potentially purchasing mortgage originators that may provide us opportunities to acquire whole loans, mortgage servicers that may provide us opportunities to purchase MSRs and excess MSRs and broker-dealers that may facilitate our structuring and selling assets into securitizations. In addition, we may purchase vacant or occupied single and multi-family properties for lease and, subject to maintaining our qualification as a REIT, enter into derivative financial instruments, including, among others, collateralized debt obligations, or CDOs, collateralized loan obligations, or CLOs, and contracts based on synthetic indices, such as the Markit PrimeX or Markit IOS indices.

        We have not made any investments in our target assets as of the date of this prospectus. Other than forming our company, we will not commence operations until we have completed this offering and the concurrent private placement.

        We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2013. We generally will not be subject to U.S. federal income tax on our taxable income to the extent that we annually distribute all of our net taxable income to stockholders and maintain our intended qualification as a REIT. We also intend to operate our business in a manner that will permit us to maintain our exemption from registration under the Investment Company Act of 1940, as amended (the "1940 Act").

Our Manager

        We will be externally managed and advised by Cerberus REIT Advisor LLC, our Manager, a recently formed affiliate of CCM, an investment adviser registered with the U.S. Securities and Exchange Commission, or SEC. Our Manager will be responsible for administering our business activities and day-to-day operations, subject to the supervision and direction of our board of directors.

        CCM is a leading, global alternative investment platform focused on four investment strategies: (i) distressed private equity; (ii) distressed securities and assets (residential and commercial mortgages, corporate debt, non-performing loans and structured products); (iii) commercial lending; and (iv) distressed real estate. Established in 1992, CCM had approximately $            of assets under management as of September 30, 2012. CCM is headquartered in New York and also has offices in Chicago, Los Angeles, London, Madrid, Amsterdam, Frankfurt, Baarn (Netherlands), Beijing, Tokyo and Taipei.

        As of November 1, 2012, CCM had 130 dedicated investment professionals. As of that date, 26 of CCM's Senior Managing Directors and Managing Directors have been employed by or associated with CCM for more than 10 years. These investment professionals are intently focused on risk mitigation in each of CCM's four investment strategies and employ various approaches to help achieve attractive risk-adjusted returns for CCM's investors, including diversification of investments, conservative use of leverage and an emphasis on downside protection.

        In 2008, CCM hired a team of dedicated investment professionals to take advantage of the dislocation in the U.S. RMBS market as the composition of the market shifted away from non-Agency RMBS and toward Agency RMBS due to illiquidity and inefficient pricing of non-Agency RMBS risk. CCM hired Joshua Weintraub, our Co-Chief Investment Officer, and Brendan Garvey, our other Co-Chief Investment Officer, to lead its residential mortgage trading efforts. In October 2012, CCM expanded our team, hiring Jonathan A. Sebiri, our President and Chief Executive Officer, and David A. Essex, our Chief Financial Officer. CCM's residential mortgage platform now consists of 17 dedicated investment professionals with extensive mortgage expertise.

        Cerberus invests throughout the residential mortgage market in search of superior risk-adjusted returns across various types of asset classes, including loans, securities, derivatives and structured products. The Cerberus RMBS Fund, which had approximately $1.5 billion in net asset value as of September 30, 2012, was formed in August 2011 as a dedicated fund focused on investments in RMBS and other residential mortgage-related assets. From inception through September 30, 2012, the Cerberus RMBS Fund has generated gross and net returns of 24.46% and 18.86%, respectively. See "Our Manager and the Management Agreement—Historical Performance of CCM."

        Messrs. Sebiri, Weintraub and Garvey will, along with the rest of CCM's residential mortgage team, be primarily responsible for the management of our assets. They will be supported by an Investment Committee that includes CCM's founder, Stephen A. Feinberg. The CCM residential mortgage team has extensive and complementary expertise in security selection, credit analytics and building proprietary risk and evaluation systems, which will benefit us as we seek to achieve our investment objectives. We will have the benefit of CCM's larger organization, which invests across various asset classes outside of the residential mortgage market, to help provide a broad-based framework and support for key themes impacting the financial markets. The daily interaction with CCM's investment professionals will enable us to draw on the expertise and experience of CCM's global platform and to benefit from a shared culture, process and set of investment approaches. In addition, our Manager will rely on CCM's integrated financial, legal, compliance and administrative functions to manage our day-to-day operations.

        Mr. Sebiri is our President and Chief Executive Officer. He was recently hired by CCM as a managing director, with responsibility for raising funds to enable CCM to implement its residential mortgage strategies. Mr. Sebiri has 23 years of experience in the residential mortgage market. From 2009 until October 2012, he served as a managing director of Nomura Securities International, Inc., where he specialized in the sourcing and distribution of distressed mortgage assets and organized a securitized mortgage distribution team. From 1989 to 2009, Mr. Sebiri served in various positions, most recently as a managing director, with Lehman Brothers and, after Barclays Capital acquired Lehman Brothers' investment banking and capital markets businesses, from 2008 to 2009, with Barclays Capital. During that period, Mr. Sebiri's primary areas of focus were fixed income sales and trading and structured product distribution, including MBS, RMBS, whole loans and CLOs.

        Mr. Weintraub is our Co-Chief Investment Officer. He joined CCM in 2008 and is currently the head of RMBS Securities and Trading and a Senior Managing Director at CCM. While at CCM, Mr. Weintraub served as Vice Chairman of Residential Capital from 2008 to 2009. Prior to joining CCM, he spent eight years, from 2000 to 2008, at Bear, Stearns & Co. From 2000 to 2007, Mr. Weintraub headed the Agency CMO, Mortgage Derivative and Pass Through businesses, and, in 2008, he co-headed U.S. Residential Mortgage, ABS, and CDO trading. Prior to joining Bear Stearns, from 1999 to 2000, Mr. Weintraub managed Agency and non-Agency CMO and derivative trading at Greenwich Capital. From 1993 to 1999, Mr. Weintraub traded whole loans and Agency and non-Agency CMOs at Lehman Brothers. From 1991 to 1993, Mr. Weintraub participated in and graduated from the Management Development Program for Operations and Systems at Chase Manhattan Bank.

        Mr. Garvey is our Co-Chief Investment Officer and also serves as a RMBS portfolio manager and as a Senior Managing Director of CCM. Mr. Garvey has 17 years of experience in the residential mortgage market as a portfolio manager, product specific trader and business unit head. Mr. Garvey joined CCM in 2008 as a RMBS portfolio manager. From 1997 to 2008, Mr. Garvey held various trading and management positions within Lehman Brothers, where he focused, ultimately as a head mortgage trader managing risk and trading operations in Agency ARMs, FHA/Veteran's Administration re-performing loans, mortgage servicing, non-Agency hybrid, fixed-rate, negative-amortizing whole loans and securities, non-Agency subordinates, and non-Agency residuals. From 1994 to 1997, Mr. Garvey was a portfolio manager at Fischer Francis Trees & Watts where he managed pension fund money benchmarked to the mortgage index by actively trading and hedging single family RMBS and associated mortgage derivatives.

Our Competitive Advantages

        We believe that our ability to implement our investment objectives and manage a diversified portfolio for sustained attractive risk-adjusted returns through our Manager will be enhanced by the following competitive advantages:

  Experienced Management Team

        The senior members of CCM's residential mortgage team have extensive and complementary experience investing in, financing, trading and managing residential mortgage-related and distressed assets. We believe that our Manager's deep understanding of RMBS market fundamentals, as well as its ability to analyze, model and set value parameters around the individual mortgages that collateralize Agency RMBS and non-Agency RMBS, will enable our Manager to selectively acquire assets with compelling relative value opportunities and asymmetrical risk and reward return profiles. We also expect to benefit from our Manager's relationship with CCM, its senior advisors such as former U.S. Secretary of the Treasury John W. Snow, former U.S. Vice President J. Danforth Quayle and Stephen A. Feinberg, and its affiliated portfolio companies. These relationships provide our Manager with insights into broader economic trends and factors that could influence the mortgage market, including borrower and consumer behavior, leading economic indicators, legislative actions and governmental programs.

  Flexible Investment Strategy

        Our Manager's investment mandate will remain flexible, which will enable us to adapt to shifts in economic, real estate and capital market conditions, and to exploit inefficiencies in the residential mortgage market as attractive investment opportunities arise. Consistent with this strategy, our investment decisions will depend on prevailing market conditions and may change over time in response to opportunities available in different economic and capital market conditions. We believe this approach will allow us to identify undervalued opportunities in all market cycles across our target assets.

  Credit Risk Management Experience

        We intend to drive risk-adjusted returns by accepting mortgage credit exposure at levels that our Manager deems prudent as an integral part of our diversified investment strategy. Our management team is experienced in managing this risk through prudent asset selection, pre-acquisition due diligence, post-acquisition performance monitoring, sales of assets when we identify negative credit trends, and the use of various types of credit enhancement techniques, including non-recourse financing, which limits our exposure to credit losses to the specific pool of mortgages subject to the non-recourse financing.

  Disciplined Investment Approach

        Our Manager will seek to identify relative value opportunities by evaluating historical loan performance based on mortgage credit and prepayment dynamics and structural nuances that may lead to pricing inefficiencies. In addition, our Manager's investment approach will be shaped by its analysis of the entire mortgage value chain, which includes the origination, servicing, securitization and administration aspects of the mortgage market. Toward that end, our Manager will use internal credit and prepayment modeling techniques to evaluate market opportunities.

  Alignment of Our Manager's Interests

        We have taken steps to structure our relationship with our Manager so that our interests and those of our Manager are closely aligned. Our equity incentive plans provide for participation by our Manager and by employees, advisors, consultants and other personnel of our Manager and its affiliates. In addition, an affiliate of our Manager has agreed to purchase                        shares of our common stock in a concurrent private placement, at the initial public offering price per share. We believe that the participation of our Manager and related persons in our equity incentive plans, together with the investment by an affiliate of our Manager in the concurrent private placement, will align our Manager's interests with our interests and will create an incentive to maximize returns for our stockholders.

Current Market Opportunities

        Residential mortgage debt is one of the largest fixed income markets in the world with approximately $10 trillion in residential debt outstanding as of June 30, 2012. We believe that pricing inefficiencies exist across most mortgage sectors and capital structures, including in Agency and non-Agency RMBS, as well as mortgage servicing rights associated with these products. We believe our Manager can identify target assets that have asymmetric risk and reward profiles. We also believe that we can achieve attractive investment returns across a variety of market conditions and economic cycles.

        According to CoreLogic®, as of June 30, 2012, 10.8 million (or 22.3%) of all U.S. residential properties with a mortgage were in "negative equity," a term used to describe borrowers that have a mortgage loan with a higher principal balance than the fair market value of their homes. In the current environment, it is very difficult to refinance a mortgage for a borrower that is in negative equity, since credit standards are extremely tight, and, perhaps more importantly, without equity there is little or no chance to refinance outside of HARP, which is only available to borrowers who have Agency mortgage loans originated prior to June 1, 2009 and who are current on those loans. Mortgage loans in negative equity may be priced at attractive discounts to par. In addition, we believe that there are attractive opportunities to purchase pools of loans at a discount to par that are eligible for HARP and accordingly have increased probabilities of prepayment.

        We believe further reform of the GSEs will accelerate the demand for private capital into the housing finance sector, and that we will be in a position to capitalize on this opportunity to target asymmetrical return profiles in new residential mortgage-related assets. In addition, government initiatives, such as quantitative easing, may make the RMBS investment opportunity more attractive. These initiatives may result in increased levels of prepayments, creating value, in particular, in RMBS purchased at a discount to par.

        Although housing fundamentals have improved in comparison to the period from 2007 through 2011, RMBS prices continue to reflect delinquency and prepayment experience over a severely depressed economic cycle. We believe that the lowest quality and least creditworthy borrowers have generally left the mortgage pools through voluntary or forced attrition and that the remaining borrowers have a higher likelihood of paying their mortgage obligations.

        Mortgage cash flows are sensitive to both credit and prepayment factors, the impacts of which factors are often not correlated. We believe that traditional investors focus on either credit or prepayment analysis, but not both, thereby creating investment opportunities for skilled investors such as us that focus on both factors. We intend to use our understanding of prepayment and credit environments, and how they relate to the structure of RMBS, to identify attractive investment opportunities across mortgage sectors.

        We believe that changes in the RMBS investor landscape will result in future price volatility that will also create favorable new investment opportunities. Banks, insurance companies and money managers holding RMBS remain sensitive to downgrades and at the same time face new capital regulations and accounting standards potentially motivating such holders to become sellers. In addition, Fannie Mae and Freddie Mac are winding down their investment portfolios, thereby impacting the supply and demand dynamic in the RMBS market. The dealer community also generally has shown a diminished tolerance for holding non-investment grade RMBS on their balance sheets, further impacting demand for non-Agency RMBS.

        In September 2012, the Federal Open Market Committee, or FOMC, launched a third round of quantitative easing, or QE3. The FOMC announced that it intends to hold the U.S. federal funds rate near zero "at least through mid-2015" and stated that "a highly accommodative stance of monetary policy will remain appropriate for a considerable time after the economic recovery strengthens". We believe that such actions are a reflection of, among others things, the fallout from the dislocation in the U.S. housing market and persistent levels of high unemployment, which in turn are creating numerous attractive investment opportunities in the U.S. housing market.

Our Investment Strategy

        Our investment strategy will involve selectively constructing a portfolio of diversified assets that will provide attractive risk-adjusted returns to our stockholders over the long-term through a combination of dividends and capital appreciation.

        We will rely on our Manager's experience in (i) using credit and prepayment analysis to assess prior and future loan performance, (ii) identifying market pricing inefficiencies through evaluation of the entire mortgage value chain, which includes the origination, servicing, securitization and administration aspects of the mortgage market, and (iii) targeting securities that reflect our Manager's views as to both macro economic conditions and relative valuations in the market in order to isolate unwanted risk. In addition, our Manager will target investments that accentuate its views on loan performance, as it believes it can purchase securities that can position us to maximize potential returns while providing downside protection. We expect that our Manager's diversified approach to building a portfolio and its wealth of product knowledge and industry relationships will allow us to benefit in a variety of market and economic conditions.

        In making investment decisions on our behalf, our Manager will incorporate its views on loan performance based on an analysis of loan-level data, the mortgage industry, borrower behavior and housing market dynamics. At the individual loan level underlying our target RMBS assets, our Manager will seek to identify loan outcome potentials across various credit and prepayment cycles. This approach involves studying historical loan performance to determine relationships between loan characteristics and loan performance, as well as evaluating the impact of industry factors, analyzing performance variability among borrowers and segmenting the loan universe according to outcome sensitivity. Our Manager's mortgage industry analysis typically involves examining industry factors such as servicer and originator constraints and pressures, government sponsored housing initiatives and legal rulings and pending litigation. Our Manager intends to use this industry analysis to estimate the potential cash flow impact of the foregoing factors and to seek to identify sectors in the U.S. RMBS market where loan performance is expected to outperform market expectations without any improvements in the housing market or the general economy.

Our Target Assets

        We intend primarily to invest in, finance and manage a diversified portfolio of residential mortgage assets, consisting of Agency and non-Agency RMBS as well as other real estate-related assets, including the principal assets set forth in each of the following asset classes:

Agency Mortgage Investments

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Residential mortgage pass-through certificates, representing interests in "pools" of mortgage loans secured by residential real property where payments of both interest and principal on the securities are made monthly to holders of the security. Agency residential mortgage pass-through certificates are based solely on loans for which the principal and interest payments are guaranteed by an Agency.

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Agency CMOs, representing securities that are structured from residential mortgage pass-through certificates. Agency CMOs are based on residential mortgage pass-through certificates where the "pool" of mortgage loans secured by the mortgage pass-through certificate on which the CMOs are based consists of loans for which the principal and interest payments are guaranteed by an Agency.

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Interest only Agency RMBS, representing a type of stripped security that only entitles the holder to interest payments. The yield to maturity of interest only Agency RMBS is extremely sensitive to the rate of principal payments (particularly prepayments) on the underlying pool of mortgages.

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Inverse interest only Agency RMBS, representing a type of stripped security that has a coupon with an inverse relationship to its index and is subject to caps and floors. Inverse interest only Agency RMBS entitle the holder to interest only payments based on a notional principal balance, which is typically equal to a fixed rate of interest on the notional principal balance less a floating rate of interest on the notional principal balance that adjusts according to an index subject to set minimum and maximum rates. The value of inverse interest only Agency RMBS will generally decrease when its related index rate increases and increase when its related index rate decreases.

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"To-be-announced" forward contracts, or TBAs, representing agreements to purchase, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered is not identified.

Non-Agency Mortgage Investments

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Non-Agency RMBS, representing securities backed by residential mortgages that are not guaranteed by an Agency, such as Alt-A mortgage loans, subprime mortgage loans and prime mortgage loans. Non-Agency RMBS may benefit from credit enhancement derived from structural elements, such as subordination, overcollateralization or insurance provided by a monoline insurance company.

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Residential mortgage whole loans that have not been securitized but which may be purchased for future pooling in securitizations, including prime and non-prime mortgage loans and performing, re-performing, sub-performing and non-performing mortgage loans.

Other Investments

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Other Agency MBS, representing securities for which the principal and interest payments are guaranteed by a GSE, but for which the underlying mortgage loans are secured by real property other than single family residences.

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Mortgage servicing rights, or MSRs, on a portfolio of securitized mortgage loans, including the direct acquisition of uncertificated servicing rights interests or indirect acquisition through the purchase of certificated servicing rights interests, total return swaps or other transactions that offer servicing rights economics.

• Excess MSRs, representing a portion of the fee paid to mortgage servicers.
• Floating rate and inverse floating rate securities.
• Vacant or occupied single and multi-family residential real properties in certain metropolitan areas across the United States, acquired for investment and rented for income.

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Derivative financial instruments, including, among others, CDOs, CLOs and contracts based on synthetic indices, such as the Markit PrimeX or Markit IOS indices, as well as instruments in the rates market, including, but not limited to, cash treasury notes, interest-rate swaps, futures, caps/floors, options and swaptions.

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Other real-estate related investments, including common stock, preferred stock and debt of other real estate-related entities, including mortgage origination companies, or real estate-related products that we may acquire from companies, such as mortgage originators that may provide us opportunities to acquire whole loans, mortgage servicers that may provide us opportunities to purchase excess servicing rights, and broker-dealers that may facilitate our structuring and selling assets into securitizations.

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Investment grade and non-investment grade debt and equity tranches of securitizations backed by various asset classes including, but not limited to, small balance commercial mortgages, aircraft, automobiles, credit cards, equipment, manufactured housing, franchises, recreational vehicles and student loans.

        Certain MSRs, derivative financial instruments, ABS and TBAs may not be real estate assets for purposes of the 75% asset test applicable to REITs and generally do not generate qualifying income for purposes of the 75% gross income test applicable to REITs. We may also need regulatory approvals prior to investing in MSRs and excess MSRs. As a result, we may be limited in our ability to invest in such assets.

        The foregoing list of potential target assets is not intended to be exhaustive. We may also invest in real estate-related assets not identified above. Over time, we anticipate that we may originate as well as acquire some of our real estate-related assets. In addition, we may invest in non-real estate-related assets, including, without limitation, other non-real estate-related ABS, corporate loans and unsecured debt of any issuer (whether U.S. or non-U.S.). We may also engage in investment, hedging or financing techniques other than those described in this prospectus. In addition, we may make such investments either directly or indirectly (through derivatives, real estate mortgage investment conduits, or REMICs, or other securitization vehicles, grantor trusts or other investment trusts or otherwise). All of the foregoing is subject to our maintaining our qualification as a REIT and our exemption from registration under the 1940 Act.

Investment Guidelines

        Our board of directors will adopt a broad set of investment guidelines that sets forth our target asset classes and other criteria to be used by our Manager to evaluate specific assets as well as our overall portfolio composition. Our Manager will make determinations as to the percentage of our assets that will be invested in each of our target asset classes, consistent with the investment guidelines adopted by our board of directors and the limits necessary to maintain our qualification as a REIT and our exemption under the 1940 Act. We expect our Manager's investment decisions will depend on prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments. We cannot predict the percentage of our assets that will be invested in any of our target asset classes at any given time. We believe that the anticipated diversification of our portfolio of assets, our Manager's investment professionals' extensive experience in investing in RMBS and our other target assets, and the flexibility of our strategy will position us to achieve attractive risk-adjusted returns under a variety of market conditions and economic cycles.

        Our investment guidelines may be changed from time to time by our board of directors without the approval of our stockholders. Changes to our investment guidelines may include, without limitation, modification or expansion of the types of assets in which we may invest. Any changes to our investment guidelines will be disclosed in our next required public report following the approval of such changes by our board of directors, including a majority of our independent directors.

Our Financing Strategy and Leverage

        We expect to use borrowings as part of our strategy. Depending on market conditions, we expect that our primary financing sources will be through repurchase agreements, warehouse facilities, securitizations and re-securitizations, bank credit facilities (including term loans and revolving facilities) and public and private issuances of equity and debt securities as well as transaction or asset specific funding arrangements. We expect to vary the maturities of our borrowed funds to attempt to produce lower borrowing costs and reduce interest rate risk. We expect that our repurchase facility borrowings generally will have maturities of less than one year.

        We intend to utilize leverage by securitizing or re-securitizing target assets and other assets that we acquire. Securitization is the process of aggregating, or pooling, debt and issuing new financial instruments that are repaid primarily from the cash flows, servicing, collection or other liquidation of the underlying pooled debt. Re-securitization is the process of pooling already securitized financial instruments and creating new financial instruments that are repaid solely (or mostly) from the collection or other liquidation of the already securitized financial instruments.

        We intend to use leverage for the primary purpose of financing our portfolio and not for the purpose of speculating on changes in interest rates. Our charter and bylaws do not limit the minimum or maximum amount of leverage that we may incur, and we are not required to maintain any particular debt-to-equity leverage ratio. We expect that with respect to Agency assets, over time, we will employ leverage (measured on a debt-to-equity basis) of between            and            times and that with respect to non-Agency assets, over time, we will employ leverage (measured on a debt-to-equity basis) of between            and            times. Our board of directors may change our leverage guidelines at any time without the consent of our stockholders.

Our Hedging Strategy

        We may use a variety of strategies to hedge a portion of our exposure to interest rate, prepayment and credit risk to the extent that our Manager believes that hedges are prudent, taking into account our investment strategy, overall market conditions, the level of volatility in the mortgage market, the size of our investment portfolio, the cost of the hedging transactions and our intention to qualify as a REIT and remain exempt from registration as an investment company under the 1940 Act. As a result, we may not hedge certain interest rate, prepayment or credit risks of certain target assets if our Manager believes that bearing such risks enhances our return relative to our risk/return profile.

        We will rely on the expertise of our Manager's investment professionals to manage these risks on our behalf. In performing this analysis, our Manager expects to actively employ portfolio-wide and security-specific risk measurement and management processes in our daily operations through tools which will include software and services licensed or purchased from third parties, in addition to proprietary systems and analytical methods developed internally. There can be no assurance, however, that these tools and other risk management techniques described above will protect us from interest rate, prepayment and credit risks.

        The nature of these risks and the primary hedging techniques associated with such risks that we may employ are summarized below.

        Interest Rate Risk.    We will be subject to interest rate risk in connection with our investments, our repurchase agreements and our other financing agreements. Our repurchase agreements will generally have a duration of less than one year and we expect will be periodically refinanced at current market rates. We may mitigate this risk through hedging techniques to lock in the spread between the interest we earn on our assets and the interest we pay on our borrowing costs. These hedging techniques may include interest rate swap agreements, interest rate swaptions, interest rate caps or floor contracts, interest rate corridors, futures or forward contracts and other derivative investments.

        Prepayment Risk.    Residential borrowers are generally able to prepay their mortgage loans at par at any time, without penalty. This feature creates several risks, especially for securities purchased at prices in excess of par (premium securities) or interest-only securities that have a notional value tied to the underlying mortgage loans. While prepayment rates are currently below historical levels due to the number of negative equity borrowers, in the event of prepayment we may experience a return of principal on our investments earlier than anticipated, and we may have to re-invest that principal at lower yields. In order to manage our prepayment and interest rate risks, we will monitor, among other things, our "duration gap" and our convexity exposure, particularly with our interest only, or IO, securities. In addition, we may use derivatives for hedging, including (i) Markit structured finance indices, which are synthetic total return swaps that reference the interest and principal components of Agency pools, and (ii) other prepayment linked products.

        Credit Risk.    We intend to accept mortgage credit exposure at levels that our Manager deems prudent as an integral part of our diversified investment strategy. Therefore, we may retain all or a portion of the credit risk on our residential mortgages as well as on the loans underlying our non-Agency RMBS. We will seek to manage this risk through prudent asset selection, pre-acquisition due diligence, post-acquisition performance monitoring, sales of assets when we identify negative credit trends, the use of various types of credit enhancements, including non-recourse financing, which limits our exposure to credit losses to the specific pool of mortgages subject to the non-recourse financing, and, subject to maintaining our qualification as a REIT and exemption from registration as an investment company under the 1940 Act, through the use of derivative financial instruments, that may include reference assets comprised of indices of RMBS. Our overall management of credit exposure may also include the use of credit default swaps or other financial derivatives that our Manager believes are appropriate. Additionally, we intend to vary the percentage mix of our non-Agency mortgage investments and Agency mortgage investments in an effort to actively adjust our credit exposure and to improve the risk/return profile of our investment portfolio.

Summary Risk Factors

        An investment in shares of our common stock involves various risks. You should consider carefully the risks discussed below and under the heading "Risk Factors" beginning on page 26 of this prospectus before purchasing our common stock. If any of the following risks occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline and you may lose some or all of your investment.

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  We have no operating history and may not be able to successfully operate our business, find suitable investments or generate sufficient revenue to make or sustain distributions to our stockholders

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  We will operate in a highly competitive market for investment opportunities and competition may limit our ability to acquire desirable investments in our target assets and could also affect the pricing of these securities.

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  Actions of the U.S. Government, including the U.S. Congress, U.S. Federal Reserve, U.S. Treasury and other governmental and regulatory bodies, to stabilize or reform the financial markets, or market responses to those actions, may not achieve the intended effect and may adversely affect our business.

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  Difficult conditions in the mortgage and residential real estate markets, the financial markets and the economy generally may cause the market value of our assets to decline, and these conditions may not improve in the near future.

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  Mortgage loan modification and refinancing programs and future legislative action may adversely affect the value of, our returns on our other target assets.

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  We will be subject to the risk that U.S. Government agencies and/or GSEs may not be able to fully satisfy their guarantees of Agency RMBS or that these guarantee obligations may be repudiated, which may adversely affect the value of our assets and our ability to sell or finance these securities.

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  The mortgage loans that we may acquire, and the mortgage and other loans underlying the RMBS that we may acquire, may be subject to delinquency, foreclosure and loss, which could result in losses to us.

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  We may be affected by alleged or actual deficiencies in foreclosure practices of third parties, as well as related delays in the foreclosure process.

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  Certain of our investments will be recorded at fair value, and quoted prices or observable inputs may not be available to determine such value, resulting in the use of significant unobservable inputs to determine value.

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  An increase in interest rates may cause a decrease in the volume of certain of our assets, which could adversely affect our ability to acquire assets that satisfy our investment objectives and to generate income and make distributions.

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  The lack of liquidity in our investments may adversely affect our business, including our ability to value and sell our assets.

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  Changes in prepayment rates may adversely affect our profitability.

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  Maintenance of our 1940 Act exemption imposes limits on our operations and the laws and regulations governing the 1940 Act exemption may change in a manner that adversely affects our operations.

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  Failure to maintain our exemption from registration under the 1940 Act could negatively affect the value of our common stock, the sustainability of our business model and our ability to make distributions to stockholders.

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  If a counterparty to our repurchase transactions defaults on its obligation to resell the underlying security back to us at the end of the transaction term, or if the value of the underlying security has declined as of the end of that term, or if we default on our obligations under the repurchase agreement, we will lose money on our repurchase transactions.

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  Failure to procure adequate repurchase agreement financing, which generally has short terms, or to renew or replace repurchase agreement financing as it matures, would adversely affect our results of operations.

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  An increase in our borrowing costs relative to the interest that we receive on investments in our target assets may materially and adversely affect our profitability and cash available for distribution to our stockholders.

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  We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition.

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  We will depend on our Manager and its key personnel for our success and upon our Manager's access to CCM's investment professionals. We may not find a suitable replacement for our Manager if our management agreement is terminated or if key personnel leave the employment of our Manager or CCM or otherwise become unavailable to us.

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  Our Manager does not have experience operating a REIT or a public company or maintaining our exemption from registration under the 1940 Act.

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  There are various conflicts of interest in our relationship with CCM and Cerberus which could result in decisions that are not in the best interests of our stockholders.

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  The termination of our management agreement may be difficult and costly, which may materially and adversely affect our inclination to end our relationship with our Manager.

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  We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future.

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  We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent that distributions exceed earnings or cash flow from our operations.

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  If we do not qualify as a REIT or fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

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  Complying with REIT requirements may cause us to liquidate or forgo otherwise attractive investment opportunities.

Our Structure

        We were organized as a Maryland corporation on November 14, 2012. We will be externally managed by our Manager. The following chart shows our anticipated structure after giving effect to this offering and the concurrent private placement to an affiliate of our Manager:

(1)
Consists of            shares of our common stock to be issued and sold to an affiliate of our Manager in a concurrent private placement.

(2)
Does not include            shares of our common stock that we may issue and sell upon the exercise of the underwriters' overallotment option.

(3)
Does not include an aggregate of            additional shares of our common stock available for future grants under our 2013 Equity Incentive Plans to our Manager and to officers, employees, advisors, consultants and other personnel of our Manager and to our independent directors, officers, employees (if any), advisors, consultants and other personnel.

(4)
Consists of            restricted shares of common stock to be granted to our independent directors upon the consummation of this offering and the concurrent private placement.

(5)
Cerberus Mortgage Capital, Inc. is a holding company. We will conduct our business primarily through one or more subsidiaries.

Our Management Agreement

        We will be externally managed and advised by our Manager, an affiliate of CCM. Pursuant to the terms of a management agreement between us and our Manager, our Manager will be responsible for administering our business activities and day-to-day operations and will provide us with our management team and appropriate support personnel. Our Manager will at all times be subject to the supervision of our board of directors and has only such functions and authority as our board delegates to it. We do not expect to have any employees.

        We will enter into a management agreement with our Manager effective upon the closing of this offering and the concurrent private placement. Pursuant to the terms of the management agreement, our Manager will implement our business strategy and perform certain services for us, subject to supervision and direction by our board of directors. Our Manager will be responsible for, among other duties: (1) performing all of our day-to-day functions, (2) determining investment criteria in conjunction with our board of directors, (3) sourcing, analyzing and executing asset acquisitions, sales and financings, (4) performing asset management duties and (5) performing financial and accounting management. Our Manager has an Investment Committee that will include Stephen Feinberg, Joshua Weintraub, Brendan Garvey, Frank Bruno and Lee Millstein, each of whom is a Senior Managing Director of CCM. Messrs Weintraub and Garvey are also our Manager's Co-Chief Investment Officers. The Investment Committee will advise and consult with our Manager's senior management team with respect to our investment strategy, investment portfolio holdings, sourcing, financing strategy, and leverage strategy and investment guidelines.

        The initial term of the management agreement will extend for three years from the closing of this offering and the concurrent private placement, with one-year renewal terms starting on the third anniversary of the closing. Our independent directors will review our Manager's performance annually and, following the initial term, we may give notice of our intention not to renew the management agreement upon the affirmative vote of at least two-thirds of our independent directors, but only if such non-renewal results from: (1) our Manager's unsatisfactory performance that is materially detrimental to us or (2) our determination that the management fees payable to our Manager are not fair, subject to our Manager's right to prevent non-renewal based on unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. We must provide our Manager with 180 days prior notice of a termination effected by our non-renewal. Upon such a termination, referred to herein as a termination by us without cause, we will pay our Manager a termination fee as described in the table below. We may also terminate the management agreement with 30 days prior notice from our board of directors, without payment of a termination fee, for cause, as defined in the management agreement. Our Manager may terminate the management agreement if we become regulated as an investment company under the 1940 Act, with such termination deemed to occur immediately before such event, in which case we would not be required to pay a termination fee to our Manager. Our Manager may also decline to renew the management agreement following the initial term by providing us with 180 days written notice, in which case we would not be required to pay a termination fee and the agreement will terminate on the next anniversary date of the agreement following the delivery of such notice. If, however, our Manager terminates the management agreement as a result of our material breach, we would be required to pay a termination fee. The management agreement will renew automatically unless terminated by either party.

        All of our officers and the investment personnel and other support personnel provided by our Manager are employees of CCM. Because neither we nor our Manager have any employees, our Manager will enter into an administrative services agreement with CCM, pursuant to which our Manager will have access to CCM's employees, infrastructure, business relationships, management expertise, information technologies, capital raising capabilities, legal and compliance functions, accounting, treasury and investor relations capabilities, to enable our Manager to fulfill all of its responsibilities under the management agreement. We are not a party to the administrative services agreement. Therefore, we do not have any recourse against CCM if it does not fulfill its obligations under the administrative services agreement or elects to assign the agreement to an affiliate. In addition, under the management agreement between us and our Manager, neither our Manager nor any of its affiliates will be liable for any of their acts or omissions under the agreement except for those constituting bad faith, gross negligence or reckless disregard of their duties.

        The following table summarizes the fees and expense reimbursements that we will pay to our Manager:

Type	Description	Payment
Base Management Fee	Our Manager will be entitled to a base management fee payable in cash, equal to 1.50% per annum, calculated and payable quarterly in arrears, of our stockholders' equity. For purposes of calculating the base management fee, our "stockholders' equity" means the sum of the net proceeds from any issuances of our equity securities since inception (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus our retained earnings at the end of the most recently completed quarter (as determined in accordance with U.S. GAAP), without taking into account any non-cash equity compensation expense incurred in current or prior periods), less any amount that we pay for repurchases of our shares of common stock, excluding any unrealized gains or losses or other non-cash items that have impacted stockholders' equity as reported in our financial statements prepared in accordance with U.S. GAAP (regardless of whether such items are included in other comprehensive income or loss, or in net income). This amount will be adjusted to exclude one-time events pursuant to changes in U.S. GAAP, and certain other non-cash charges after discussions between our Manager and our independent directors and after approval by a majority of our independent directors. If, for any given quarter, our stockholders' equity as calculated above is negative, our Manager will not be entitled to receive a base management fee for that quarter.	Quarterly in cash

Assuming that we sell shares of common stock in this offering (which assumes no exercise of the underwriters' overallotment option) and shares in the concurrent private placement, the management fee payable to our Manager for the 12-month period beginning on , 2013 (assuming no additional equity is issued within this 12-month period) would be approximately $ million.

Type	Description	Payment
Expense Reimbursement	We will reimburse our Manager for legal, accounting, due diligence, asset management, securitization, property management, brokerage, leasing and other services that outside professionals or outside consultants would otherwise perform. We will pay the documented costs for these services.	Monthly in cash

We will also reimburse our Manager for our pro rata share of the following items that we share with other affiliates of CCM: infrastructure, technology, rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses attributable to the personnel of our Manager and its affiliates required to operate our business. These expenses will be allocated to us based upon the proportion of our total assets as compared to the total RMBS and real estate-related assets managed by our Manager or its personnel for us and Cerberus.

We will also reimburse our Manager for the allocable share of the compensation, including annual base salary, bonus, any related withholding taxes and employee benefits, paid to our chief executive officer, our chief financial officer and other corporate finance, tax, accounting, internal audit, legal, risk management, operations, compliance and other non-investment personnel of our Manager and its affiliates who spend all or a portion of their time managing our affairs. This allocation will be based upon the percentage of each such person's business time spent on our affairs relative to other CCM obligations.

We will also pay all other operating expenses, except those specifically required to be borne by our Manager under the management agreement. For an itemization of these direct expenses payable by us, see "Our Manager and the Management Agreement—Management Fee and Expense Reimbursements—Payment of Other Operating Expenses."
Termination Fee
	We may be required to pay a termination fee equal to times the average annual management fee earned by our Manager during the 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter before the date of termination.	Upon termination of the management agreement by us without cause or by our Manager if we materially breach the management agreement.

Type	Description	Payment
Equity Incentive Plans	Our independent directors, officers, employees (if any), advisors, consultants and other personnel, our Manager and the officers, employees, advisors, consultants and other personnel of our Manager will be eligible to receive equity-based awards under the Cerberus Mortgage Capital, Inc. 2013 Equity Incentive Plan (which we refer to as the Equity Plan) and the Cerberus Mortgage Capital, Inc. 2013 Manager Equity Incentive Plan (which we refer to as the Manger Equity Plan). We refer to both such plans together as our 2013 Equity Incentive Plans. Awards from time to time under these plans may aggregate up to percent of the issued and outstanding shares of our common stock, calculated on a fully diluted basis as of the time of the applicable awards. Upon consummation of this offering and the concurrent private placement, restricted shares will be granted to our independent directors; those awards will vest in equal annual installments over a period of three years. See "Management—2013 Equity Incentive Plans."	Administered by the compensation committee of our board

Concurrent Private Placement

        Concurrent with this offering, we will issue and sell to an affiliate of our Manager in a private placement a total of             shares of our common stock, at a per share price equal to the per share price paid by the public in this offering.

        We, our Manager, the affiliate of our Manager that purchases shares of our common stock in the concurrent private placement, each of our executive officers and directors and each executive officer of our Manager have agreed with the underwriters to a 180-day lock-up period (subject to extension in certain circumstances), meaning that, until the end of the lock-up period, we, our Manager and such affiliate of our Manager, each of our executive officers and directors and each executive officer of our Manager, will not, subject to certain exceptions, sell or transfer any shares of our common stock without the prior written consent of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC, the representatives of the underwriters in this offering.

        We will enter into a registration rights agreement with our Manager and the affiliate of our Manager that purchases shares in the concurrent private placement pursuant to which we will agree to register for resale the shares of common stock to be sold to such affiliate of our Manager in the concurrent private placement and any shares of common stock that we will or may grant to our Manager under our Manager Equity Plan. See "Certain Relationships and Related Transactions—Registration Rights."

Conflicts of Interest

        We do not expect to have any employees and we will rely on our Manager to provide us with investment and advisory services. Our Chief Executive Officer, Chief Financial Officer and Co-Chief Investment Officers also serve as officers of our Manager and affiliates of our Manager. The terms of our management agreement with our Manager, including fees, expense reimbursements and other amounts payable to our Manager, may not be as favorable to us as if it had been negotiated at arm's-length between unaffiliated third parties.

        Certain of our officers and directors, and the officers and other personnel of our Manager, also serve or may serve as officers, directors or employees of CCM or its affiliates, including new affiliated potential pooled investment vehicles or managed accounts not yet established, whether managed or sponsored by CCM, CCM's affiliates or our Manager (we refer to all of the foregoing as Other Cerberus Entities). Accordingly, the ability of our Manager and its officers and other personnel to engage in other business activities may reduce the time our Manager spends managing our business. In addition, officers and other personnel of our Manager may have obligations to those entities, the fulfillment of which might not be in the best interests of us or our stockholders.

        To the extent Other Cerberus Entities seek to acquire our target assets, the dollar amount of opportunities otherwise available to us may be adversely affected and/or reduced. CCM has adopted written policies and procedures, which we refer to as the Cerberus Allocation Policy, designed to allocate investment opportunities among us and the Other Cerberus Entities in a fair and equitable manner. An investment opportunity is generally allocated pro rata based upon the cash available, each such entity's target percentage holdings for such type of investment and certain other factors. From time to time, in accordance with the Cerberus Allocation Policy, non-pro rata allocations may be made where required or otherwise appropriate as a result of (i) limitations set forth in an entity's organizational and offering documents or investment guidelines, (ii) financing limits, (iii) investor agreement restrictions, (iv) tax considerations or (v) applicable laws, rules and regulations with respect to such investment. In addition, the Cerberus Allocation Policy will permit non-pro rata allocations to the Company to allow the Company (i) to timely invest the proceeds of this offering and the concurrent private placement, as well as the proceeds of any subsequent offering of our securities, and (ii) to qualify as a REIT for U.S. federal income tax purposes and to maintain its exemption from the 1940 Act. The Cerberus Allocation Policy may be amended by CCM at any time without our consent.

        In addition to the fees payable to our Manager under the management agreement, our Manager and its affiliates may benefit from other fees paid to them in respect of our investments. An affiliate of CCM may act as servicer or originator for some of our mortgage loans or for any securitization vehicles we may establish. In any of these or other capacities, CCM and/or any of its affiliates, including our Manager, may receive market-based fees for their roles, but only if approved by our board of directors, including a majority of our independent directors. To avoid any actual or perceived conflicts of interest with our Manager, our board of directors, including a majority of our independent directors, must approve (either specifically or through the adoption of parameters, as described below) (i) any investment in any security structured or issued by any entity managed by our Manager or its affiliates, (ii) any sale of our assets to our Manager or its affiliates or any entity managed by our Manager and its affiliates, (iii) any investment in, acquisition of or sale of assets to joint ventures with affiliates of CCM or co-investment with, purchase of assets from, sale of assets to, financing from or the provision of financing to Other Cerberus Entities or (iv) any transaction where an affiliate of CCM acts as servicer or originator for our mortgage loans or for any securitization vehicles we may establish. We expect that our independent directors will establish parameters that will apply to such conflicts of interest in order to enable transactions to occur in an orderly and timely manner.

        CCM compliance policies, procedures and requirements expressly prohibit the officers, employees and other personnel of CCM and its affiliates from engaging for their own account in the business activities of the types conducted by us, absent specific approval from the CCM Compliance and Risk Management Committee and/or CCM Securities Compliance Committee and subject to limited exceptions relating to investing in open-end mutual funds, exchange-traded funds and managed accounts. The CCM compliance policies, procedures and requirements also prohibit the officers, employees and other personnel of CCM and its affiliates from engaging in any transaction that involves an actual or perceived conflict of interest with us without the approval of a majority of our independent directors.

REIT Qualification

        We intend to elect and qualify as a REIT under the Internal Revenue Code of 1986, or the Internal Revenue Code, commencing with our taxable year ending December 31, 2013. Our qualification as a REIT depends upon our ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Internal Revenue Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. We believe that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT.

        So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our net taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property.

1940 Act Exemption

        We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which is referred to herein as the 40% test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company for private funds set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

        We are organized as a holding company that conducts our businesses primarily through wholly-owned subsidiaries. We intend to conduct our operations so that we do not come within the definition of an investment company because less than 40% of the value of our adjusted total assets on an unconsolidated basis will consist of "investment securities." The securities issued by any wholly-owned or majority-owned subsidiaries that we may form in the future that are excepted from the definition of "investment company" solely based on Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our adjusted total assets on an unconsolidated basis. We do not expect the aggregate fair value of any interest rate swaps, interest rate swaptions, interest cancelable swaps, interest rate caps, interest rate corridors, Eurodollar futures contracts and options on such contracts and other hedging transactions in which we may engage to exceed 40% of the value of our adjusted total assets, and as a result such positions will not cause us to be an "investment company" as defined in Section 3(a)(1) of the 1940 Act. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that we will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because our primary activity will be holding the securities of our wholly-owned and majority-owned non-investment company subsidiaries, which will be engaged in real-estate related businesses.

        If the value of securities issued by our subsidiaries that are excepted from the definition of "investment company" by Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we own, exceeds 40% of our adjusted total assets on an unconsolidated basis, or if one or more of such subsidiaries fail to maintain an exception or exemption from the 1940 Act, we could, among other things, be required either (a) to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company or (b) to register as an investment company under the 1940 Act, either of which could have an adverse effect on us and the market price of our securities. If we were required to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters.

        We expect certain of our subsidiaries to qualify for an exemption from registration under the 1940 Act as an investment company pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exemption generally requires that at least 55% of such subsidiaries' assets must be comprised of qualifying real estate assets and at least 80% of each of their portfolios must be comprised of qualifying real estate assets and real estate-related assets. Any subsidiary relying on Section 3(c)(5)(C) will treat any interest rate swaps or other derivative hedging transactions it enters into as miscellaneous assets that will not exceed 20% of its total assets. We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets. In August 2011, the SEC solicited public comment on a wide range of issues relating to Section 3(c)(5)(C), including the nature of the assets that qualify for purposes of the exemption and whether mortgage REITs should be regulated in a manner similar to investment companies. There can be no assurance that the laws and regulations governing the 1940 Act status of REITs, including the guidance of the Division of Investment Management of the SEC regarding this exemption, will not change in a manner that adversely affects our operations. To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in a subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

        Certain of our subsidiaries may rely on an exemption provided by Section 3(c)(6) of the 1940 Act to the extent that they hold mortgage assets through majority owned subsidiaries that rely on Section 3(c)(5)(C). The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6) and any guidance published by the staff could require us to adjust our strategy accordingly. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that our subsidiaries may rely on Section 3(c)(6) if, among other things, 55% of the assets of such subsidiaries consist of, and at least 55% of the income of such subsidiaries are derived from, qualifying real estate investment assets owned by wholly owned or majority-owned subsidiaries of such subsidiaries.

        To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the exceptions we and our subsidiaries rely on from the 1940 Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

        To ensure that neither we nor any of our subsidiaries are required to register as an investment company, an entity may be unable to sell assets that it would otherwise want to sell and may need to sell assets that it would otherwise wish to retain. In addition, we or our subsidiaries may be required to acquire additional income or loss generating assets that we might not otherwise acquire or forego opportunities to acquire securities or interests in companies that we would otherwise want to acquire. We will monitor our holdings and those of our subsidiaries to ensure continuing and ongoing compliance with these tests, and we will be responsible for making the determinations and calculations required to confirm our compliance with these tests. If the SEC staff does not agree with our determinations, we may be required to adjust our activities or those of our subsidiaries.

        Qualification for exemption from registration under the 1940 Act will limit our ability to make certain investments. For example, we, and our subsidiaries, may be limited in our ability to invest directly in mortgage-related securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities and real estate companies. See "Risk Factors—Risks Related to the 1940 Act—Maintenance of our 1940 Act exemption imposes limits on our operations and the laws and regulations governing the 1940 Act exemption may change in a manner that adversely affects our operations."

Restrictions on Ownership of Our Common Stock

        To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Internal Revenue Code, among other purposes, our charter prohibits, with certain exceptions, any stockholder from beneficially or constructively owning, applying certain attribution rules under the Internal Revenue Code, more than 9.8%, by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock or capital stock. Our board of directors may, in its sole discretion, waive the 9.8% ownership limit with respect to a particular stockholder; provided, however, that our board of directors may only waive the 9.8% ownership limit after it is presented with evidence satisfactory to it that such ownership will not then or in the future jeopardize our qualification as a REIT.

        Our charter also prohibits any person from, among other things:

  •
  beneficially or constructively owning shares of our capital stock that would result in our being "closely held" under Section 856(h) of the Internal Revenue Code, or otherwise cause us to fail to qualify as a REIT; and

  •
  transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons.

        In addition, our charter provides that any ownership or purported transfer of our capital stock in violation of the foregoing restrictions will result in the shares so owned or transferred being automatically transferred to a charitable trust for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares. If a transfer to a charitable trust would be ineffective for any reason to prevent a violation of the restriction, the transfer resulting in such violation will be void from the time of such purported transfer. Any transfer that would result in our capital stock being owned by fewer than 100 persons will also be void from the time of such purported transfer.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

        In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such an extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates.

        We expect to remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) December 31 of the fiscal year that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Our Corporate Information

        Our principal executive offices are located at 875 Third Avenue, 11th Floor, New York, New York 10022. Our telephone number is (212) 891-2100. Our website is                                    . The contents of our website are not a part of this prospectus. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

THE OFFERING

Common stock offered by us	shares (plus up to an additional shares of our common stock that we may issue and sell upon the exercise of the underwriters' overallotment option).
Common stock to be outstanding after this offering	Shares(1).
Use of proceeds
We plan to use the net proceeds from this offering and the concurrent private placement to purchase our target assets. Subject to prevailing market conditions at the time of purchase, we expect that we will invest substantially all of such net proceeds in our target assets within approximately one to three months after the closing of this offering and the concurrent private placement.

Until appropriate investments can be identified, our Manager may invest these proceeds in interest-bearing short-term investments, including money market accounts and/or funds that are consistent with our intention to qualify as a REIT and maintain exemption from registration under the 1940 Act. These initial investments, if any, are expected to provide a lower net return than we will seek to achieve from investments in our target assets. We anticipate that we will be able to reach our intended deployment of the net proceeds from this offering and the concurrent private placement within approximately one to three months after the closing of this offering and the concurrent private placement. However, depending on the availability of appropriate investment opportunities and subject to prevailing market conditions, there can be no assurance that we will be able to identify a sufficient amount of investments within this time frame. See "Use of Proceeds."
Distribution policy
We intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income. We generally intend over time to pay quarterly dividends in an amount equal to our net taxable income. We plan to pay our first distribution in respect of the period from the closing of this offering through , which may be prior to the time that we have fully invested the net proceeds from this offering and the concurrent private placement in investments in our target assets.

We cannot assure you that we will make any distributions to our stockholders. Any distributions that we make will be at the discretion of our board of directors and will depend upon, among other things, our actual results of operations. These results and our ability to pay distributions will be affected by various factors, including the net interest and other income from our portfolio, our operating expenses and any other expenditures. For more information, see "Distribution Policy."
Proposed NYSE symbol	" "
Ownership and transfer restrictions
To assist us in complying with limitations on the concentration of ownership of a REIT imposed by the Internal Revenue Code, among other purposes, our charter generally prohibits, among other prohibitions, any stockholder from beneficially or constructively owning more than 9.8%, by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock or capital stock. See "Description of Capital Stock—Restrictions on Ownership and Transfer."
Risk factors
Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading "Risk Factors" beginning on page 26 of this prospectus and all other information in this prospectus before investing in our common stock.

(1)
Includes: (i)             shares of our common stock to be issued to an affiliate of our Manager in a concurrent private placement and (ii)             shares of our restricted common stock to be granted under our Equity Plan to our independent directors upon consummation of this offering and the concurrent private placement. Does not include (i) an aggregate of            additional shares of our common stock available for future grants under our 2013 Equity Incentive Plans to our Manager, to officers, employees, advisors, consultants and other personnel of our Manager and to our independent directors, officers, employees (if any), advisors, consultants and other personnel and (ii)             shares of our common stock that we may issue and sell upon the exercise of the underwriters' overallotment option.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the risks described in this prospectus occur, our business, financial condition, results of operations and liquidity could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

We have no operating history and may not be able to successfully operate our business, find suitable investments or generate sufficient revenue to make or sustain distributions to our stockholders.

        We were organized as a Maryland corporation on November 14, 2012. We have no operating history. We have no assets and will commence operations only upon completion of this offering and the concurrent private placement. We cannot assure you that we will be able to operate our business successfully, find suitable investments or implement our operating policies and strategies as described in this prospectus. Our ability to provide our stockholders with attractive risk-adjusted returns from our assets over the long term is dependent on our ability both to generate sufficient cash flow to pay an attractive dividend and to achieve capital appreciation, and we may not be able to do either. The results of our operations depend on several factors, including the availability of opportunities for the acquisition of assets, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial and real estate markets and economic conditions.

We may change any of our strategies, policies or procedures without stockholder consent.

        We may change any of our strategies, policies or procedures with respect to investments, acquisitions, growth, operations, indebtedness, capitalization and distributions at any time without the consent of our stockholders, which could result in an investment portfolio with a different risk profile. A change in our investment strategy may increase our exposure to interest rate risk, default risk and real estate market fluctuations. Furthermore, a change in our asset allocation could result in our making investments in asset categories different from those described in this prospectus. These changes could adversely affect our business, financial condition, liquidity, results of operations and our ability to make distributions to our stockholders.

We have not yet identified any specific investments we may make with the net proceeds of this offering and the concurrent private placement.

        We have not yet identified any specific investments we may make with the net proceeds of this offering and the concurrent private placement and, as a result, you will not be able to evaluate any proposed investments before purchasing shares of our common stock. Additionally, our investments will be selected by our Manager and our stockholders will not have any input into such investment decisions. Both of these factors will increase the uncertainty, and thus the risk, of investing in shares of our common stock.

        Until appropriate investments can be identified, our Manager may invest the net proceeds of this offering and the concurrent private placement in interest-bearing short-term investments, including money market accounts and/or funds that are consistent with our intention to qualify as a REIT and maintain exemption from registration under the 1940 Act. These initial investments, if any, are expected to provide a lower net return than we will seek to achieve from investments in our target assets. Within approximately one to three months after the closing of this offering and the concurrent private placement, we anticipate that we will be able to reach our intended deployment of the net proceeds from this offering and the concurrent private placement. However, depending on the availability of appropriate investment opportunities and subject to prevailing market conditions, we cannot assure you that we will be able to identify a sufficient amount of investments within this time frame. See "Use of Proceeds."

        Furthermore, you will be unable to pre-approve the manner in which the net proceeds of this offering and the concurrent private placement will be invested or the economic merit of our expected investments and, as a result, we may use the net proceeds from these offerings to make investments with which you may not agree. The failure of our management to apply these proceeds effectively or find investments that meet our investment criteria in sufficient time or on acceptable terms could result in unfavorable returns and could cause a material adverse effect on our business, financial condition, liquidity, results of operations and ability to make distributions to our stockholders.

We will operate in a highly competitive market for investment opportunities and competition may limit our ability to acquire desirable investments in our target assets and could also affect the pricing of these securities.

        We will operate in a highly competitive market for investment opportunities. Our profitability depends, in large part, on our ability to acquire our target assets at attractive prices. In acquiring these assets, we will compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds (potentially including other funds affiliated with CCM), commercial and investment banks, commercial finance and insurance companies and other financial institutions. Many of our anticipated competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Several other REITs have raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create additional competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us, such as funding from the U.S. Government. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, competition for investments in our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot assure you that the competitive pressures we face will not have a material and adverse effect on our business, financial condition, results of operations and liquidity. Also, as a result of this competition, desirable investments in these assets may be limited in the future and we may not be able to take advantage of attractive investment opportunities from time to time. We cannot assure you that we will be able to identify and make investments that are consistent with our investment objectives.

We do not have experience in making critical accounting estimates, and our financial statements may be materially affected if our estimates prove to be inaccurate.

        Financial statements prepared in accordance with U.S. GAAP require the use of estimates, judgments and assumptions that affect the reported amounts. Different estimates, judgments and assumptions reasonably could be used that would have a material effect on the financial statements, and changes in these estimates, judgments and assumptions are likely to occur from period to period in the future. Significant areas of accounting requiring the application of management's judgment include, but are not limited to, (1) determining the fair value of investment securities and (2) assessing the adequacy of the allowance for loan losses. These estimates, judgments and assumptions are inherently uncertain, and, if they prove to be wrong, then we face the risk that charges to income will be required. In addition, because we do not have an operating history and therefore do not have experience in making these estimates, judgments and assumptions, the risk of future charges to income may be greater than if we had more experience in these areas. Any such charges could significantly harm our business, financial condition, results of operations and the price of our securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies

and Use of Estimates" for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our business, financial condition and results of operations.

Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions. Changes in accounting interpretations or assumptions could impact our financial statements.

        Accounting rules for mortgage loan sales and securitizations, valuations of financial instruments, investment consolidations and other aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in preparation of financial information and the delivery of this information to our stockholders and also increase the risk of errors and restatements, as well as the cost of compliance. Changes in accounting interpretations or assumptions could impact our financial statements and our ability to timely prepare our financial statements. Our inability to timely prepare our financial statements in the future would likely adversely affect our share price significantly.

Risks Related to Our Investing Strategy

Adverse developments in the broader residential mortgage market may adversely affect the value of the assets in which we intend to invest.

        We intend to invest in residential mortgage assets consisting of Agency RMBS, non-Agency RMBS and other real estate-related assets, including residential mortgage whole loans, securitized financial assets, MSRs and residential housing for lease. We will need to rely on our assets as collateral for our financings. Any decline in their value, or perceived market uncertainty about their value, would likely make it difficult for us to obtain financing on favorable terms or at all, or maintain our compliance with terms of any financing arrangements already in place. The securities we intend to acquire will be classified for accounting purposes as either held-to-maturity, available-for-sale, or trading depending on our ability and intent to hold such security to maturity. Securities available-for-sale will be reported at fair value, while securities held-to-maturity will be reported at amortized cost and securities designated as trading will be reported at fair value. We may sell any of our securities as part of our overall management of our investment portfolio. Unrealized gains and losses on available-for-sale securities will be excluded from net income or loss and reported as a separate component of stockholders' equity. Unrealized gains or losses on held-to-maturity securities will not be recognized, while unrealized gains or losses on trading securities will be included in earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Valuation of Financial Instruments." A decline in fair values may reduce the book value of our assets. Moreover, if the decline in fair value of an available-for-sale security is other-than-temporarily impaired, such decline will reduce earnings. If market conditions result in a decline in the value of our assets, our financial position and results of operations could be adversely affected.

Our Manager will utilize analytical models and data in connection with the valuation of our assets, and any incorrect, misleading or incomplete information used in connection therewith would subject us to potential risks.

        Given the complexity of our acquisitions and strategies, our Manager must rely heavily on analytical models (both proprietary models developed by Cerberus and those supplied by third parties) and information and data supplied by third parties, or models and data. Models and data will be used to value assets or potential assets and also in connection with hedging our acquisitions. If any of these models are employed, the success of our investment activities will depend, in large part, upon the ability of these models to produce meaningful output. We cannot be sure that the models will produce meaningful output due to various factors, including the quality of the data input into the models and the assumptions underlying such models, which to varying degrees involve the exercise of judgment.

Even if the models function as anticipated, they cannot account for all factors that may influence the returns on our investments. Also, it is possible that the investment professionals utilizing the models will not be able to (i) determine that any model is or will become not viable or not completely viable or (ii) notice, predict or adequately react to any change in the viability of a model. In the event models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose us to potential risks. For example, by relying on incorrect models and data, especially valuation models, our Manager may be induced to buy certain assets at prices that are too high, to sell certain other assets at prices that are too low or to miss favorable opportunities altogether. Similarly, any hedging based on faulty models and data may prove to be unsuccessful.

A prolonged economic recession and further declining real estate values could impair our assets and harm our operations.

        The risks associated with our business are more severe during economic recessions and would be compounded by declining real estate values. Our target assets that are not Agency RMBS will be particularly sensitive to these risks. Declining real estate values would likely reduce the level of new mortgage loan originations since borrowers often use appreciation in the value of their existing properties to support the purchase of additional properties. Borrowers will also be less able to pay principal and interest on loans underlying the securities in which we invest if the value of residential real estate weakens further. Further, declining real estate values may significantly increase the likelihood that we will incur losses on our target assets (other than Agency RMBS) in the event of default because the value of collateral on the mortgages underlying such securities may be insufficient to cover the outstanding principal amount of the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from non-Agency RMBS as well as other target assets in our portfolio, which could have an adverse effect on our financial condition, results of operations and our ability to make distributions to our stockholders.

Actions of the U.S. Government, including the U.S. Congress, U.S. Federal Reserve, U.S. Treasury and other governmental and regulatory bodies, to stabilize or reform the financial markets, or market responses to those actions, may not achieve the intended effect and may adversely affect our business.

        In response to the financial issues affecting the banking system and financial markets and going concern threats to commercial banks, investment banks and other financial institutions, the Emergency Economic Stabilization Act, or EESA, was enacted by the U.S. Congress in 2008. To the extent the markets do not respond favorably to any such actions by the U.S. Government or such actions do not function as intended, our business may not receive the anticipated positive impact from the legislation and such result may have broad adverse market implications.

        In July 2010, the U.S. Congress enacted the Dodd Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, in part to impose significant investment restrictions and capital requirements on banking entities and other organizations that are significant to U.S. financial markets. For instance, the Dodd-Frank Act will impose significant restrictions on the proprietary trading activities of certain banking entities and subject other systemically significant organizations regulated by the U.S. Federal Reserve to increased capital requirements and quantitative limits for engaging in such activities. The Dodd-Frank Act also seeks to reform the asset-backed securitization market (including the mortgage-backed securities market) by requiring the retention of a portion of the credit risk inherent in the pool of securitized assets and by imposing additional registration and disclosure requirements. Certain of the new requirements and restrictions exempt Agency RMBS, other government issued or guaranteed securities, and other securities. Nonetheless, the Dodd-Frank Act also imposes significant regulatory restrictions on the origination of residential mortgage loans. The Dodd-Frank Act's extensive requirements may have a significant effect on the financial markets, and may affect the availability or terms of financing from our funding counterparties and the availability or terms of MBS, both of which may have a material and adverse effect on our financial condition, results of operations and liquidity.

        In addition, the U.S. Government, U.S. Federal Reserve, U.S. Treasury and other governmental and regulatory bodies have taken or may in the future take other actions to address the financial crisis. We cannot predict whether or when such actions may occur or what effect, if any, such actions could have on our business, financial condition, results of operations, financial condition or liquidity.

Difficult conditions in the mortgage and residential real estate markets, the financial markets and the economy generally may cause the market value of our assets to decline, and these conditions may not improve in the near future.

        Our results of operations may be materially and adversely affected by conditions in the mortgage and residential real estate markets, the financial markets and the economy generally. Over the past few years, concerns about the mortgage market and a declining real estate market, as well as inflation, energy costs, geopolitical issues and the availability and cost of credit, have caused significant disruptions in the credit markets, contributing to increased volatility and diminished expectations for the economy and financial markets going forward. As a result of these conditions, the cost and availability of credit has been and may continue to be adversely affected. The mortgage market, in particular, has been adversely affected by the tightening of lending standards and general availability of credit and we cannot assure you that these conditions have stabilized or that they will not worsen. In addition, there is a correlation between home price declines (which began with the global financial crisis in 2007, have continued since such time, and, in some cases, worsened) and mortgage loan delinquencies. All of these factors have had an impact on the value of existing real property and mortgages and new demand for homes and mortgages, which has weighed, and may continue to weigh, heavily on real estate and mortgage prices and performance. The further deterioration of the mortgage and residential real estate markets may affect our ability to identify target assets that will provide us with attractive return opportunities and may cause us to experience losses related to our assets. Declines in the market values of our investments may adversely affect our credit availability, which may reduce earnings and, in turn, cash available for distribution to stockholders. Also to the extent we invest in mortgage servicing rights, continued deterioration of the housing market could increase delinquencies and defaults on the mortgage loans underlying the mortgage servicing rights we acquire and increase the cost of servicing mortgage loans, which, in turn, could adversely affect our results of operations as revenues otherwise derived from the mortgage servicing rights that would produce income may be diverted to pay servicers additional servicing fees or reimburse servicers for additional expenses from servicing. In addition, as default rates are a component of pricing mortgage servicing rights, the market value of our mortgage servicing rights may decrease, thereby decreasing the value we could obtain if we sold the mortgage servicing rights.

Mortgage loan modification and refinancing programs and future legislative action may adversely affect the value of, and our returns on, our other target assets.

        The U.S. Government, through the U.S. Federal Reserve, the Federal Housing Administration, or the FHA, and the Federal Deposit Insurance Corporation, has implemented a number of U.S. federal programs designed to assist homeowners, including the Home Affordable Modification Program, or HAMP, which provides homeowners with assistance in avoiding residential mortgage loan foreclosures, the Hope for Homeowners Program, or H4H Program, which allows certain distressed borrowers to refinance their mortgages into FHA-insured loans in order to avoid residential mortgage loan foreclosures, and the Home Affordable Refinance Program, or HARP, which allows borrowers who are current on their mortgage payments to refinance and reduce their monthly mortgage payments at loan-to-value ratios up to 125% (and, in some cases, above 125%) without new mortgage insurance.

HAMP, the H4H Program and other loss mitigation programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans (through forbearance and/or forgiveness) and/or the rate of interest payable on the loans, or the extension of payment terms of the loans.

        In September 2011, the White House announced that it was working on a major plan to allow certain homeowners who owe more on their mortgages than their homes are worth to refinance. In October 2011, the FHFA announced changes to the HARP to expand access to refinancing for qualified individuals and families whose homes have lost value, including increasing the HARP loan-to-value ratio above 125%. However, this would only apply to mortgages guaranteed by the GSEs. There are many challenging issues to this proposal, notably the question as to whether a loan with a loan-to-value ratio of 125% qualifies as a mortgage or an unsecured consumer loan. The chances of this initiative's success have created additional uncertainty in the Agency RMBS market, particularly with respect to possible increases in prepayment rates. On January 4, 2012, the U.S. Federal Reserve issued a white paper outlining additional ideas with regard to refinancings and loan modifications. On January 27, 2012, the U.S. Treasury announced enhancements to outstanding homeowners assistance programs, including extending HAMP through 2013, expanding HAMP eligibility and increasing incentives for loan principal reductions or forgiveness. We believe it is likely that loan modifications would result in increased prepayments on some Agency RMBS.

        A significant number of loan modifications with respect to a given security, including, but not limited to, those related to principal forgiveness and interest rate reduction, could result in increased prepayment rates, which could negatively impact the realized yields and cash flows on our target assets, particularly our non-Agency RMBS. These loan modification programs, future legislative or regulatory actions, including possible amendments to the bankruptcy laws, which result in the modification of outstanding residential mortgage loans, as well as changes in the requirements necessary to qualify for refinancing mortgage loans with Fannie Mae, Freddie Mac or Ginnie Mae, may adversely affect the value of, and the returns on, assets that we may purchase.

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between these agencies and the U.S. Government, may adversely affect our business.

        The payments of principal and interest we receive on our Agency RMBS, which depend directly upon payments on the mortgages underlying such securities, are guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae. Fannie Mae and Freddie Mac are GSEs, but their guarantees are not backed by the full faith and credit of the United States. Ginnie Mae is part of a U.S. Government agency and its guarantees are backed by the full faith and credit of the United States.

        In response to general market instability and, more specifically, the financial conditions of Fannie Mae and Freddie Mac, in July 2008, the Housing and Economic Recovery Act of 2008, or HERA, made FHFA the new regulator for Fannie Mae and Freddie Mac. In September 2008, the U.S. Treasury, the FHFA and the U.S. Federal Reserve announced a comprehensive action plan to help stabilize the financial markets, support the availability of mortgage financing and protect taxpayers. Under this plan, among other things, the FHFA was appointed as conservator of both Fannie Mae and Freddie Mac, allowing the FHFA to control the actions of the two GSEs, without forcing them to liquidate, which would be the case under receivership. Importantly, the primary focus of the plan was to increase the availability of mortgage financing by allowing these GSEs to continue to grow their guarantee business without limit, while limiting the size of their retained mortgage and agency security portfolios and requiring that these portfolios be reduced over time.

        Although the U.S. Government has committed to support the positive net worth of Fannie Mae and Freddie Mac through 2012, there can be no assurance that these actions will be adequate for their needs. These uncertainties lead to questions about the availability of, and trading market for, Agency RMBS. Despite the steps taken by the U.S. Government, Fannie Mae and Freddie Mac could default on their guarantee obligations, which would materially and adversely affect the value of Agency RMBS that we acquire. Accordingly, if these government actions are inadequate and the GSEs continue to suffer losses or cease to exist, our business, operations and financial condition could be materially and adversely affected.

        In addition, the problems faced by Fannie Mae and Freddie Mac resulting in their being placed into federal conservatorship and receiving significant U.S. Government support have sparked serious debate among U.S. federal policy makers regarding the continued role of the U.S. Government in providing liquidity for mortgage loans. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantee obligations could be considerably limited relative to historical measurements. Any such changes to the nature of their guarantee obligations could redefine what constitutes an agency security and could have broad adverse implications for the market and our business, operations and financial condition. If Fannie Mae or Freddie Mac were eliminated, or their structures were to change radically (e.g., limitation or removal of the guarantee obligation), or their market share reduced because of required price increases or lower limits on the loans they can guarantee, we could be unable to acquire additional Agency RMBS and our then existing Agency RMBS could be materially and adversely impacted.

        We could be negatively affected in a number of ways depending on the manner in which related events unfold for Fannie Mae and Freddie Mac. We expect to rely on our Agency RMBS (as well as non-Agency RMBS) as collateral for our financings under the repurchase agreements that we intend to enter into upon the completion of this offering and the concurrent private placement. Any decline in their value, or perceived market uncertainty about their value, would make it more difficult for us to obtain financing on our Agency RMBS on acceptable terms or at all, or to maintain our compliance with the terms of any financing transactions. Further, the current support provided by the U.S. Treasury to Fannie Mae and Freddie Mac, and any additional support it may provide in the future, could have the effect of lowering the interest rates we expect to receive from Agency RMBS, thereby tightening the spread between the interest we earn on our Agency RMBS and the cost of financing those assets. A reduction in the supply of Agency RMBS could also negatively affect the pricing of Agency RMBS by reducing the spread between the interest we earn on our investment portfolio of Agency RMBS and our cost of financing that portfolio.

        As indicated above, recent legislation has changed the relationship between Fannie Mae and Freddie Mac and the U.S. Government. Future legislation could further change the relationship between Fannie Mae and Freddie Mac and the U.S. Government, and could also nationalize, privatize, or eliminate such enterprises entirely. Any law affecting these GSEs may create market uncertainty and have the effect of reducing the actual or perceived credit quality of securities issued or guaranteed by Fannie Mae or Freddie Mac. As a result, such laws could increase the risk of loss on our investments in Agency RMBS guaranteed by Fannie Mae and/or Freddie Mac. It also is possible that such laws could adversely impact the market for such securities and spreads at which they trade. All of the foregoing could materially and adversely affect our financial condition, results of operations and liquidity.

We will be subject to the risk that U.S. Government agencies and/or GSEs may not be able to fully satisfy their guarantees of Agency RMBS or that these guarantee obligations may be repudiated, which may adversely affect the value of our assets and our ability to sell or finance these securities.

        The interest and principal payments we will receive on the Agency RMBS in which we intend to invest will be guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Unlike the Ginnie Mae securities in which we may invest, the principal and interest on securities issued by Fannie Mae and Freddie Mac are not guaranteed by the U.S. Government. All the Agency RMBS in which we intend to invest depend on a steady stream of payments on the mortgages underlying the securities.

        As conservator of Fannie Mae and Freddie Mac, the FHFA may disaffirm or repudiate contracts (subject to certain limitations for qualified financial contracts) that Freddie Mac or Fannie Mae entered into prior to the FHFA's appointment as conservator if it determines, in its sole discretion, that performance of the contract is burdensome and that disaffirmation or repudiation of the contract promotes the orderly administration of its affairs. The HERA requires the FHFA to exercise its right to disaffirm or repudiate most contracts within a reasonable period of time after its appointment as conservator. Fannie Mae and Freddie Mac have disclosed that the FHFA has disaffirmed certain consulting and other contracts that these entities entered into prior to the FHFA's appointment as conservator. Freddie Mac and Fannie Mae have also disclosed that the FHFA has advised that it does not intend to repudiate any guarantee obligation relating to Fannie Mae and Freddie Mac's mortgage-related securities, because the FHFA views repudiation as incompatible with the goals of the conservatorship. In addition, the HERA provides that mortgage loans and mortgage-related assets that have been transferred to a Freddie Mac or Fannie Mae securitization trust must be held for the beneficial owners of the related mortgage-related securities, and cannot be used to satisfy the general creditors of Freddie Mac or Fannie Mae.

        If the guarantee obligations of Freddie Mac or Fannie Mae were repudiated by FHFA, payments of principal and/or interest to holders of Agency RMBS issued by Freddie Mac or Fannie Mae would be reduced in the event of any borrowers' late payments or failure to pay or a servicer's failure to remit borrower payments to the trust. In that case, trust administration and servicing fees could also be paid from mortgage payments prior to distributions to holders of Agency RMBS. Any actual direct compensatory damages owed due to the repudiation of Freddie Mac's or Fannie Mae's guarantee obligations may not be sufficient to offset any shortfalls experienced by holders of Agency RMBS.

        FHFA also has the right to transfer or sell any asset or liability of Freddie Mac or Fannie Mae, including its guarantee obligation, without any approval, assignment or consent. If FHFA were to transfer Freddie Mac's or Fannie Mae's guarantee obligations to another party, holders of Agency RMBS would have to rely on that party for satisfaction of the guarantee obligation and would be exposed to the credit risk of that party.

The downgrade of the U.S. Government's or certain European countries' credit ratings and any future downgrades of the U.S. Government's or certain European countries' credit ratings may materially and adversely affect our business, financial condition and results of operations.

        On August 5, 2011, Standard & Poor's downgraded the U.S. Government's credit rating for the first time in history. Because Fannie Mae and Freddie Mac are in the conservatorship of the U.S. Government, downgrades to the U.S. Government's credit rating could impact the credit risk associated with Agency RMBS and, therefore, decrease the value of the Agency RMBS in which we expect to invest. In addition, the downgrade of the U.S. Government's credit rating and the credit ratings of certain European countries has created broader financial turmoil and uncertainty, which has weighed heavily on the global banking system. Therefore, the downgrade of the U.S. Government's credit rating and the credit ratings of certain European countries and any future downgrades of the U.S. Government's credit rating or the credit ratings of certain European countries may materially and adversely affect our business, financial condition, results of operations and liquidity.

The mortgage loans that we may acquire, and the mortgage and other loans underlying the RMBS that we may acquire, may be subject to delinquency, foreclosure and loss, which could result in losses to us.

        The residential mortgage loans that we may acquire will be secured by one-to-four family residential dwellings, as well as other residential units like condominium or cooperative units or residential units in planned unit developments, among others, and may be subject to risks of delinquency and foreclosure and risks of loss. The ability of a borrower to repay a loan secured by a residential property typically is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, declines in certain industries, acts of God, terrorism, social unrest and civil disturbances, may impair borrowers' abilities to repay their loans. In addition, we intend to acquire non-Agency RMBS, which are backed by residential real property but, in contrast to Agency RMBS, their principal and interest are not guaranteed by federally chartered enterprises such as Fannie Mae and Freddie Mac and, in the case of Ginnie Mae, the U.S. Government. We may bear the risk of loss of principal or interest resulting from a default under one or more mortgage loans held by non-Agency RMBS in which we have invested. Our risk may relate to, among other things, the seniority of the security we have acquired that was issued by the non-Agency RMBS trust, the amount of less senior securities that remain outstanding for the non-Agency RMBS trust and the amount of overcollateralization, if any, in the trust that protects securities from suffering losses.

        In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material and adverse effect on our cash flow from operations. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

We may acquire Alt-A and subprime mortgage loans and RMBS collateralized by Alt-A and subprime mortgage loans, which are subject to increased risks.

        We may acquire Alt-A and subprime mortgage loans and RMBS backed by collateral pools of Alt-A and subprime mortgage loans, which are mortgage loans that have been originated using underwriting standards that are less restrictive than those used in underwriting prime mortgage loans. These lower standards include mortgage loans made to borrowers having imperfect or impaired credit histories, mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgage property, mortgage loans made to borrowers with low credit scores, mortgage loans made to borrowers who have other debt that represents a large portion of their income and mortgage loans made to borrowers whose income is not required to be disclosed or verified. Due to economic conditions, including increased interest rates and lower home prices, as well as aggressive lending practices, Alt-A and subprime mortgage loans have, in recent periods, experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience delinquency, foreclosure, bankruptcy and loss rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with Alt-A and subprime mortgage loans, the performance of RMBS backed by Alt-A and subprime mortgage loans that we may acquire could be correspondingly adversely affected, which could materially and adversely impact our results of operations, financial condition, liquidity and business.

Investments in subordinated loans and subordinated RMBS could subject us to increased risk of losses.

        We may invest in subordinated loans and subordinated non-Agency RMBS. In the event a borrower defaults on a loan and lacks sufficient assets to satisfy such loan, we may lose all or a significant part of our investment. In the event a borrower becomes subject to bankruptcy proceedings, we will not have any recourse to the assets, if any, of the borrower that are not pledged to secure our loan, and the unpledged assets of the borrower may not be sufficient to satisfy our loan. If a borrower defaults on our loan or on its senior debt (i.e., a first-lien loan, in the case of a residential mortgage loan), or in the event of a borrower bankruptcy, our loan will be satisfied only after all senior debt is paid in full.

        In general, losses on mortgage loans included in a securitization will be borne first by holders of the "first loss" subordinated security and then, in turn, by the holders of more senior securities, beginning with the most subordinated. In the event of default of a mortgage loan we own and, in the case of non-Agency RMBS in which we may invest, the exhaustion of any credit support provided by any classes of securities junior to such non-Agency RMBS, we may not recover all or even a significant part of our investment, which could result in repayment losses. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed securities, the securities in which we invest may suffer significant losses.

        The prices of lower credit quality investments are generally more sensitive to adverse actual or perceived economic downturns than more highly rated investments. An economic downturn or a projection of an economic downturn, for example, could cause a decline in the price of lower credit quality investments because the ability of obligors to make principal and interest payments or to refinance may be impaired. In such event, existing credit support in the securitization structure may be insufficient to protect us against loss.

Our subordinated RMBS assets may be in the "first loss" position, subjecting us to greater risk of losses.

        We may invest in certain tranches of RMBS securitization trusts that are only entitled to a portion of the principal and interest payments made on mortgage loans underlying the securities issued by the trust. In general, losses on a mortgage loan included in such a trust will be borne first by the equity holder of the issuing trust, and then by the "first loss" subordinated security holder and then by the "second loss" mezzanine holder. We may acquire securities at every level of such a trust, from the equity holder to the most senior tranche. In the event of default and the exhaustion of any classes of securities junior to those which we acquire, our securities will suffer losses as well. In addition, if we overvalue the underlying mortgage portfolio, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related RMBS, the securities which we acquire may effectively become the "first loss" position behind the more senior securities, which may result in significant losses. The prices of lower credit quality securities are generally less sensitive to interest rate changes (and the impact of prepayment speeds on interest rates) than more highly rated securities, but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn could cause a decline in the value of lower credit quality securities because the ability of obligors of mortgages underlying RMBS to make principal and interest payments may be impaired. In such event, existing credit support in the securitization structure may be insufficient to protect us against loss of our principal on these securities. In addition, certain tranches of RMBS securitization trusts may not be actively traded and therefore may not provide holders of such interests with liquid investments, which could limit our ability to sell our assets even if we determine it is appropriate to sell such assets.

We may acquire residential mortgage loans that are or may become sub-performing or non-performing loans, which will increase our risk of loss of our investment.

        We may acquire distressed residential mortgage loans and mortgage-related assets where the borrower has failed to make timely payments of principal and/or interest. Our investments in distressed assets may include, among other assets, investments in bonds, loans, notes and other obligations and securities, including derivatives relating to any of the foregoing, of issuers experiencing, or expected to experience, financial stress or distress. We may also acquire performing loans that subsequently become sub-performing or non-performing. Under current market conditions, it is likely that many of these loans will have current loan-to-value ratios in excess of 100%, meaning the amount owed on the loan exceeds the value of the underlying real estate. Further, the borrowers on those loans may be in economic distress and/or may have become unemployed, bankrupt or otherwise unable to make payments when due. By their nature, these investments are considered speculative and entail substantial risks that are generally higher than the risks of investments in performing assets and securities of issuers that are not under financial distress. Any loss we incur may be significant and may reduce distributions to our stockholders and adversely affect the market value of our common shares. There are no limits on the percentage of sub-performing and non-performing assets we may hold.

        In the future, it is possible that we may find it necessary or desirable to foreclose on some, if not many, of the loans we acquire, and the foreclosure process may be lengthy and expensive. Borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us including, without limitation, numerous lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong or halt the foreclosure action and force the lender into a modification of the loan. In some states, foreclosure actions can sometimes take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process. Foreclosure may create a negative public perception of the related property collateral, resulting in a diminution of its value. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon a sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and, thus, increase the loss. Any such reductions could materially and adversely affect the value of the loans in which we intend to invest. Whether or not our Manager has participated in the negotiation of the terms of any such loans, there can be no assurance as to the adequacy of the protection of the terms of the loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims may be asserted that might interfere with enforcement of our rights. In the event of a foreclosure, we may assume direct ownership of the underlying real estate.

Investments in non-investment grade RMBS may be illiquid, may have a higher risk of default and may not produce current returns.

        We may invest in RMBS that are non-investment grade, which means that major rating agencies rate them below the top four investment-grade rating categories (i.e., "AAA" through "BBB"). Non-investment grade RMBS tend to be less liquid, may have a higher risk of default and may be more difficult to value than investment grade bonds. Recessions or poor economic or pricing conditions in the markets associated with RMBS may cause defaults or losses on loans underlying such securities. Non-investment grade securities are considered speculative, and their capacity to pay principal and interest in accordance with the terms of their issue is not certain, which may impair our performance and reduce the return on our investments.

Certain investments in whole loans may require us to purchase less desirable mortgage assets as part of an otherwise desirable pool of mortgage assets which could subject us to additional risks relating to the less desirable mortgage assets.

        If we acquire whole loans, we may be required to purchase other types of mortgage assets as part of an available pool of mortgage assets in order to acquire the desired whole loans. These other mortgage assets may include mortgage assets that subject us to additional risks. Acquisition of less desirable mortgage assets may impair our performance and reduce the return on our investments.

We are subject to counterparty risk and may be unable to seek indemnity or require our counterparties to repurchase mortgage loans if they breach representations and warranties, which could cause us to suffer losses.

        When we purchase loans, our counterparty may make representations and warranties about such loans to us. Our residential mortgage loan purchase agreements may entitle us to seek indemnity or demand repurchase or substitution of the loans in the event our counterparty breaches a representation or warranty given to us. However, we cannot assure you that our mortgage loan purchase agreements will contain appropriate representations and warranties, that we will be able to enforce our contractual right to repurchase or substitution, or that our counterparty will remain solvent or otherwise be able to honor its obligations under its mortgage loan purchase agreements. Our inability to obtain indemnity or require repurchase of a significant number of loans could harm our business, financial condition, liquidity, results of operations and our ability to make distributions to our stockholders. Furthermore, in the event of the counterparty's bankruptcy or insolvency, our collateral may be subject to the conflicting claims of the counterparty's creditors and we may be exposed to the risk of a court treating us as a general unsecured creditor of the counterparty, rather than as the owner of the collateral.

If we sell any mortgage loans, we may be required to repurchase such loans or indemnify purchasers if we breach representations and warranties.

        If we sell any mortgage loans, we may be required to make representations and warranties about such loans to the loan purchaser. Residential mortgage loan sale agreements will generally require us to repurchase or substitute loans in the event we breach a representation or warranty given to the loan purchaser. We may also have to indemnify the loan purchaser under the terms of such residential mortgage loan sale agreements. Repurchased mortgage loans are typically worth only a fraction of the balance of the mortgage loans. Significant repurchase activity could materially and adversely affect our business, financial condition, results of operations, liquidity and our ability to make distributions to our stockholders.

The purchase of residential mortgage loans in the secondary market may require us, in some circumstances, to maintain certain licenses and failure to maintain those licenses may adversely affect our ability to acquire target assets.

        The purchase of residential mortgage loans in the secondary market, in some circumstances, may require us to acquire and maintain certain licenses. There can be no assurances that we will be able to acquire such licenses. In connection with any such licenses that we do acquire, we will be required to comply with various information reporting and other regulatory requirements to maintain those licenses, and we cannot assure you that we will be able to satisfy those requirements on an ongoing basis. Our failure to acquire or maintain required licenses could prohibit us from acquiring target assets, could harm our business and could expose us to penalties or other claims.

Our whole loan and real estate investments are subject to risks particular to real property. These risks may result in a reduction or elimination of or return from a loan secured by a particular property.

        We may own whole loans and real estate directly in the future. Real estate investments are subject to various risks, including:

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  acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses;

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  acts of war or terrorism, including the consequences of terrorist attacks;

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  adverse changes in national and local economic and market conditions;

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  changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

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  costs of remediation and liabilities associated with environmental conditions such as indoor mold; and

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  the potential for uninsured or under-insured property losses.

        If any of these or similar events occurs, it may reduce our return from an affected property or investment and reduce or eliminate our ability to pay dividends to stockholders.

If we become the owner of real estate as a result of a foreclosure of a loan, we may incur additional obligations, which may reduce the amount of funds available for distribution to our stockholders.

        Acquiring a property at a foreclosure sale may involve significant costs. If we foreclose on the collateral, we expect to obtain the services of a real estate broker and pay the broker's commission in connection with the sale of the property. We may incur substantial legal fees and court costs in acquiring a property through contested foreclosure or bankruptcy proceedings. In addition, significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made on any property we own regardless of whether the property is producing any income.

We may be exposed to environmental liabilities with respect to properties to which we take title.

        In the course of our business, we may take title to real estate, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation, and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity, and results of operations could be materially and adversely affected.

We may be affected by alleged or actual deficiencies in foreclosure practices of third parties, as well as related delays in the foreclosure process.

        Allegations of deficiencies in servicing and foreclosure practices among several large sellers and servicers of residential mortgage loans that surfaced in 2010 raised various concerns relating to such practices, including the improper execution of the documents used in foreclosure proceedings (so-called "robo signing"), inadequate documentation of transfers and registrations of mortgages and assignments of loans, improper modifications of loans, violations of representations and warranties at the date of securitization and failure to enforce put-backs.

        As a result of these alleged deficiencies in foreclosure practices, a number of servicers temporarily suspended foreclosure proceedings beginning in the second half of 2010 while they evaluated their foreclosure practices. In late 2010, a group of state attorneys general and state bank and mortgage regulators representing nearly all 50 states and the District of Columbia, along with the U.S. Justice Department and the Department of Housing and Urban Development, began an investigation into foreclosure practices of banks and servicers. The investigations and lawsuits by several state attorneys general led to a proposed settlement agreement in early February 2012 with five of the nation's largest banks, pursuant to which the banks agreed to pay more than $25 billion to settle claims relating to improper foreclosure practices. The proposed settlement does not prohibit the states, the U.S. federal government, individuals or investors in RMBS from pursuing additional actions against the banks and servicers in the future.

        A substantial portion of the proposed $25 billion settlement is intended to be a "credit" to the banks and servicers for principal write-downs or reductions they may make to certain mortgages underlying RMBS. There remains considerable uncertainty as to how these principal reductions will work and what effect they will have on the value of related RMBS; as a result, we cannot assure you that any such principal reductions will not adversely affect the value of certain of the RMBS in which we intend to invest. Principal write-downs contemplated by the settlement may also affect prepayment speeds of our target assets, which may affect the return on our investment.

        In addition to this settlement, many servicers are entering into agreements with federal, state and even local governmental entities or officials that may result in revisions to historical servicing practices. These settlements could lead to increases in the cost of servicing that may result in a reduced return on our target assets, as amounts payable to us as returns could be paid to servicers to pay them increased fees or reimburse them for expenses not historically reimbursed.

        The integrity of the servicing and foreclosure processes are critical to the value of the mortgage loans we may own and mortgage loan portfolios included in or underlying certain of the target assets in which we intend to invest, and our financial results could be adversely affected by deficiencies in the conduct of those processes. For example, delays in the foreclosure process that have resulted from investigations into improper servicing practices may adversely affect the values of, and our losses on, mortgage loans, non-Agency RMBS and other target assets that we may acquire. Foreclosure delays may also increase the administrative expenses payable out of proceeds otherwise available to us from the target assets, thereby reducing the amount of funds available for distribution to us. In addition, in connection with our non-Agency RMBS, the subordinate classes of securities issued by the securitization trusts may continue to receive interest payments while the defaulted loans remain in the trusts, rather than absorbing the default losses. This may reduce the amount of credit support available for the senior classes we may own, thus possibly materially and adversely affecting these securities.

        While we believe that the sellers and servicers would be in violation of their servicing contracts to the extent that they have improperly serviced mortgage loans or improperly executed documents in foreclosure or bankruptcy proceedings, or do not comply with the terms of servicing contracts when deciding whether to apply principal reductions, it may be difficult, expensive, and time consuming for us to enforce our contractual rights. We intend to continue to monitor and review the issues raised by the alleged improper foreclosure practices. While we cannot predict exactly how the servicing and foreclosure matters or the resulting litigation or settlement agreements will affect our business, we cannot assure you that these matters will not have a material and adverse impact on our results of operations, financial condition and liquidity.

We will depend on third-party service providers, including mortgage servicers, for a variety of services related to certain of our target assets and, therefore, we will be subject to the risks associated with third-party service providers.

        We will depend on a variety of services provided by third-party service providers related to certain of our RMBS, whole loans, MSRs and excess MSRs. We will rely on mortgage servicers to, among other things, collect principal and interest payments on the underlying mortgages and perform loss mitigation services. Mortgage servicers and other service providers to our target assets, such as trustees, bond insurance providers and custodians, may not perform in a manner that promotes our interests.

        Mortgage loan modification and refinancing programs and future related legislative action may reduce the value of mortgage loans because service providers may be incentivized to perform in a manner that does not necessarily promote our interests. For example, mortgage servicers may be incentivized by the U.S. government to pursue such loan modifications, as well as forbearance plans and other actions intended to prevent foreclosure, even if such loan modifications and other actions may not be in the best interests of the beneficial owners of the mortgage loans. Similarly, legislation delaying the initiation or completion of foreclosure proceedings on specified types of residential mortgage loans or otherwise limiting the ability of mortgage servicers to take actions that may be essential to preserve the value of the mortgage loans may also reduce the value of certain of our target assets. Any such limitations are likely to cause delayed or reduced collections from mortgagors and increase costs, which may be borne, indirectly, by us.

        Most securitizations of residential mortgage loans require a servicer to manage collections on each of the underlying loans. Both default frequency and default severity of loans may depend upon the quality of the servicer. If servicers are not vigilant in encouraging borrowers to make their monthly payments or seeking appropriate loan modifications, the borrowers may be far less likely to make originally scheduled monthly payments or reduced monthly payments that may be more affordable, which could result in a higher frequency of default. If servicers take longer to liquidate non-performing assets or are ineffective in implementing loan modifications, loss severities may be higher than originally anticipated. The failure of servicers to effectively service the mortgage loans underlying target assets in our investment portfolio or any mortgage loans we own could negatively impact the value of our investments and our performance. Many servicers have gone out of business or reduced servicing portfolios in recent years, requiring a transfer of servicing to another servicer. This transfer takes time and loans may become delinquent because of confusion or lack of attention. When servicing is transferred, servicing fees may increase, which may have an adverse effect on the credit support of our related target assets. In the case of pools of securitized loans, servicers may be required to advance interest on delinquent loans to the extent the servicer deems those advances recoverable. In the event the servicer does not advance funds, interest may be interrupted even on more senior securities. Servicers may also advance more than is, in fact, recoverable once a defaulted loan is disposed, and the loss to the trust may be greater than the outstanding principal balance of that loan (greater than 100% loss severity).

        In addition, servicers may hire third parties to perform certain tasks required of servicers. We will not be able to select those third parties and may not have recourse to the servicer or the third party if the third party fails to perform (because we may not have recourse to the servicer and it will be the servicer, alone, that has direct recourse to the third party).

        We also expect to enter into agreements with third parties to provide property management, leasing, renovation and maintenance for properties we may acquire. Selecting, managing and supervising these third-party service providers will require significant management resources and expertise. If our Manager does not select, manage and supervise appropriate third parties for these services, our reputation and financial results may suffer. We may not successfully detect and prevent fraud, incompetence or theft by such third-party service providers. In addition, any removal or termination of third-party service providers would require us to seek new vendors or providers, which would create delays and adversely affect our operations. Poor performance by third-party service providers, especially those who interact with tenants in any properties we may acquire, will reflect poorly on us and could significantly damage our reputation among desirable tenants. In the event of fraud or misconduct by a third-party property manager, we could also be exposed to material liability and be held responsible for damages, fines and/or penalties.

        As a consequence of the foregoing matters, our business, financial condition, results of operations and liquidity may be adversely affected.

Our investments may benefit from private mortgage insurance, but this insurance may not be sufficient to cover losses.

        In certain instances, non-Agency mortgage loans may have private insurance. This insurance is often structured to absorb only a portion of the loss if a loan defaults and, as such, we may be exposed to losses on these loans in excess of the insured portion of the loans. The private mortgage insurance industry has been adversely affected by the housing market decline and this may limit an insurer's ability to perform on its insurance. In addition, rescission and denial of mortgage insurance has increased significantly and this may affect our ability to collect on our insurance. If private mortgage insurers fail to remit insurance payments to us for insured portions of loans when losses are incurred and where applicable, whether due to breach of contract or an insurer's insolvency, we may experience a loss for the amount that was insured by such insurers, though we may maintain claims against the insurers.

We may experience a decline in the market value of our assets.

        A decline in the market value of our assets may require us to recognize an "other-than-temporary" impairment against such assets under U.S. GAAP if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair market value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges represent non-cash losses at the time of recognition; any subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and the adjusted amortized cost of such assets at the time of sale.

Certain of our investments will be recorded at fair value, and quoted prices or observable inputs may not be available to determine such value, resulting in the use of significant unobservable inputs to determine value.

        A portion of our portfolio investments will be in the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable. We will value these investments quarterly at fair value, as determined in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, which may include unobservable inputs. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock could be materially and adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

        Our Manager's determination of the fair value of our investments may include inputs provided by third-party dealers and pricing services. Valuations of certain investments in which we may invest may be often difficult to obtain or unreliable. In general, dealers and pricing services heavily disclaim their valuations. Dealers may claim to furnish valuations only as an accommodation and without special compensation, and so they may disclaim any and all liability for any direct, incidental, or consequential damages arising out of any inaccuracy or incompleteness in valuations, including any act of negligence or breach of any warranty. Depending on the complexity and illiquidity of a security, valuations of the same security can vary substantially from one dealer or pricing service to another. Therefore, our results of operations for a given period could be adversely affected if our determinations regarding the fair market value of these investments are materially different than the values that we ultimately realize upon their disposal. The valuation process has been particularly challenging recently as market events have made valuations of certain assets more difficult, unpredictable and volatile.

Assets believed to be undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame we anticipate.

        Our target assets that we believe are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame we anticipate. As a result, we may lose all or substantially all of our investment in any particular instance.

The lack of liquidity in our investments may adversely affect our business, including our ability to value and sell our assets.

        We may acquire assets or other instruments that are not liquid, including securities and other instruments that are not publicly traded. Moreover, turbulent market conditions, such as those currently in effect, could significantly and negatively impact the liquidity of our assets. It may be difficult or impossible to obtain third-party pricing on the assets we purchase. Illiquid assets typically experience greater price volatility, as a ready market does not exist, and can be more difficult to value. In addition, validating third-party pricing for illiquid assets may be more subjective than more liquid assets. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our assets. To the extent that we utilize leverage to finance our purchase of assets that are or become liquid, the negative impact on us related to trying to sell assets in a short period of time for cash could be greatly exacerbated. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could materially and adversely affect our results of operations, financial condition and liquidity.

Our portfolio of assets may be concentrated in terms of credit risk.

        We are not required to observe specific diversification criteria, except as may be set forth in the investment guidelines adopted by our board of directors. Therefore, our asset portfolio may at times be concentrated in certain property types that are subject to higher risk of foreclosure, or secured by properties concentrated in a limited number of geographic locations. To the extent that our portfolio is concentrated in any one region or type of security, downturns relating generally to such region or type of security may result in defaults on a number of our assets within a short time period. The portfolio may contain other concentrations of risk, and we may fail to identify, detect or hedge against those risks, potentially resulting in large or unexpected losses.

Because we intend to acquire fixed-rate securities, an increase in interest rates on our borrowings may adversely affect our book value.

        Increases in interest rates may negatively affect the market value of certain of our assets. Any fixed-rate securities that we invest in generally will be more negatively affected by these increases than adjustable-rate securities. In accordance with accounting rules, we will be required to reduce our book value by the amount of any decrease in the market value of our assets that are classified for accounting purposes as available-for-sale. We will be required to evaluate our assets on a quarterly basis to determine their fair value by using third-party bid price indications provided by dealers who make markets in these securities or by third-party pricing services. If the fair value of a security is not available from a dealer or third-party pricing service, we will estimate the fair value of the security using a variety of models and analyses, taking into consideration aggregate characteristics including, but not limited to, type of collateral, index, margin, periodic interest rate caps, lifetime interest rate caps, underwriting standards, age and delinquency experience. However, determinations of fair value reflect estimates and may not be indicative of the amounts we would receive in a current market exchange. If we determine that an agency security is other-than-temporarily impaired, we would be required to reduce the value of such agency security on our balance sheet by recording an impairment charge in our income statement and our stockholders' equity would be correspondingly reduced. Reductions in stockholders' equity decrease the amounts that we may borrow to purchase additional assets, which could restrict our ability to increase our net income.

An increase in interest rates may cause a decrease in the volume of certain of our assets, which could adversely affect our ability to acquire assets that satisfy our investment objectives and to generate income and make distributions.

        Rising interest rates generally reduce the demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of our target assets available to us, which could materially and adversely affect our ability to acquire assets that satisfy our investment objectives. Rising interest rates may also cause our assets that were issued prior to an interest rate increase to provide yields that are below prevailing market interest rates. If rising interest rates cause us to be unable to acquire a sufficient volume of our target assets with a yield that is above our borrowing cost, our ability to satisfy our investment objectives and to generate income and make distributions may be materially and adversely affected.

        The relationship between short-term and longer-term interest rates is often referred to as the "yield curve." Ordinarily, short-term interest rates are lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because we expect that our investments, on average, will bear interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net income and the market value of our net assets. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new investments and available borrowing rates may decline, which would likely decrease our net income. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses.

Increases in interest rates could adversely affect the value of our investments and cause our interest expense to increase, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to our stockholders.

        In a normal yield curve environment, an investment in our target assets will generally decline in value if long-term interest rates increase. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our stockholders.

        A significant risk associated with our target assets is the risk that both long-term and short-term interest rates will increase significantly. If long-term rates increased significantly, the market value of these investments would decline, and the duration and weighted average life of the investments would increase. We could realize a loss if the securities were sold. At the same time, an increase in short-term interest rates would increase the amount of interest owed on any repurchase agreements or other short-term borrowings we may enter into.

        In addition, in a period of rising interest rates, our operating results will depend in large part on the difference between the income from our assets and our financing costs. We anticipate that, in most cases, the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates will tend to decrease our net income and the market value of our assets.

        The market values of our investments may decline without any general increase in interest rates for a number of reasons, such as increases or expected increases in defaults, or increases or expected increases in voluntary prepayments for those investments that are subject to prepayment risk or widening of credit spreads.

Interest rate mismatches between our RMBS backed by ARMs or hybrid ARMs and our borrowings used to fund our purchases of these assets may cause us to suffer losses.

        We may fund our RMBS with borrowings that have interest rates that adjust more frequently than the interest rate indices and repricing terms of RMBS backed by ARMs or hybrid ARMs. Accordingly, if short-term interest rates increase, our borrowing costs may increase faster than the interest rates on RMBS backed by ARMs or hybrid ARMs adjust. As a result, in a period of rising interest rates, we could experience a decrease in net income or a net loss.

        In most cases, the interest rate indices and repricing terms of RMBS backed by ARMs or hybrid ARMs and our borrowings will not be identical, thereby potentially creating an interest rate mismatch between our investments and our borrowings. While the historical spread between relevant short-term interest rate indices has been relatively stable, there have been periods when the spread between these indices was volatile. During periods of changing interest rates, these interest rate index mismatches could reduce our net income or produce a net loss, and adversely affect the level of our dividends and the market price of our common stock.

        In addition, RMBS backed by ARMs or hybrid ARMs will typically be subject to lifetime interest rate caps that limit the amount an interest rate can increase through the maturity of the RMBS. However, our borrowings under repurchase agreements typically will not be subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while caps could limit the interest rates on these types of RMBS. This problem is magnified for RMBS backed by ARMs or hybrid ARMs that are not fully indexed. Further, some RMBS backed by ARMs or hybrid ARMs may be subject to periodic payment caps that result in a portion of the interest being deferred and added to the principal outstanding. As a result, we may receive less cash income on these types of RMBS than we need to pay interest on our related borrowings. These factors could reduce our net interest income and cause us to suffer a material loss during periods of rising interest rates.

Recent market conditions may upset the historical relationship between interest rate changes and prepayment trends, which would make it more difficult for us to analyze our portfolio.

        Our success will depend in part on our ability to analyze the relationship of changing interest rates and prepayments of the mortgages that underlie our target assets. Changes in interest rates and prepayments will affect the market price of the target assets that we purchase and any target assets that we hold at a given time. As part of our overall portfolio risk management, we analyze interest rate changes and prepayment trends separately and collectively to assess their effects on our portfolio. In conducting our analysis, we expect to utilize industry-accepted assumptions with respect to the relationship between interest rates and prepayments under normal market conditions. If the dislocation in the residential mortgage market or other developments change the way that prepayment trends have historically responded to interest rate changes, our ability to assess the market value of our portfolio would be significantly affected and could materially adversely affect our financial position and results of operations.

Changes in prepayment rates may adversely affect our profitability.

        The RMBS assets we intend to acquire are backed by pools of residential mortgage loans. We will receive payments, generally, from the payments that are made on these underlying residential mortgage loans. When borrowers prepay their residential mortgage loans at rates that are faster than expected, this results in prepayments that are faster than expected on the related RMBS. These faster than expected payments may adversely affect our profitability.

        We may purchase RMBS assets that have a higher interest rate than the then prevailing market interest rate. In exchange for this higher interest rate, we may pay a premium to par value to acquire the asset. In accordance with accounting rules, we will amortize this premium over the expected term of the asset, utilizing the effective interest method, based on our prepayment assumptions. If the asset is prepaid in whole or in part at a faster than expected rate, however, we must expense all or a part of the remaining unamortized portion of the premium that was paid at the time of the purchase, which will adversely affect our profitability.

        Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayments can also occur when borrowers default on their residential mortgages and the mortgages are prepaid from the proceeds of a foreclosure sale of the property, or when borrowers sell the property and use the sale proceeds to prepay the mortgage as part of a physical relocation. Prepayment rates also may be affected by conditions in the housing and financial markets, increasing defaults on residential mortgage loans, which could lead to an acceleration of the payment of the related principal, general economic conditions and the relative interest rates on FRMs and ARMs. While we will seek to manage prepayment risk, in selecting RMBS investments we must balance prepayment risk against other risks, the potential returns of each investment and the cost of hedging our risks. No strategy can completely insulate us from prepayment or other such risks, and we may deliberately retain exposure to prepayment or other risks.

        In addition, a decrease in prepayment rates may adversely affect our profitability. When borrowers prepay their residential mortgage loans at slower than expected rates, prepayments on the RMBS may be slower than expected. We may purchase RMBS assets that have a lower interest rate than the then prevailing market interest rate. In exchange for this lower interest rate, we may pay a discount to par value to acquire the asset. In accordance with accounting rules, we will accrete this discount over the expected term of the asset, the effective interest method, based on our prepayment assumptions. If the asset is prepaid at a slower than expected rate, however, we must accrete the remaining portion of the discount at a slower than expected rate. This will extend the expected life of the asset and result in a lower than expected yield on assets purchased at a discount to par. To the extent we invest in mortgage servicing rights, in a period of decreasing interest rates, voluntary prepayments (which are a component of valuing mortgage servicing rights) may be expected to increase. Accordingly, the market value of our mortgage servicing rights may decrease, thereby decreasing the value we could obtain if we sold the mortgage servicing rights.

Certain actions by the U.S. Federal Reserve could cause a flattening of the yield curve, which could materially adversely affect our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

        On September 21, 2011, the U.S. Federal Reserve announced "Operation Twist," which is a program by which it committed to purchase, by the end of June 2012, $400 billion of U.S. Treasury securities with remaining maturities between six and 30 years and sell an equal amount of U.S. Treasury securities with remaining maturities of three years or less. On June 20, 2012, the U.S. Federal Reserve announced that it intended to extend Operation Twist to December 31, 2012 by selling $267 billion of shorter-term securities and buying the same amount of longer-term debt in an effort to reduce borrowing costs and spur the U.S. economy. The effect of Operation Twist could be a flattening in the yield curve, which could result in increased prepayment rates due to lower long-term interest rates and a narrowing of our net interest margin. In addition, as the U.S. Federal Reserve increases its purchases of Agency RMBS under QE3 and thereby increases the demand for these securities, we anticipate prices will increase, thereby lowering the yields we would expect to receive on Agency RMBS that we purchase. Consequently, Operation Twist, QE3 and any other future securities purchase programs by the U.S. Federal Reserve could materially and adversely affect our business, financial condition, results of operations and liquidity and our ability to pay distributions to our stockholders.

Any credit ratings assigned to our assets will be subject to ongoing evaluations and revisions and we cannot assure investors that those ratings will not be downgraded.

        Some of our assets will be rated by nationally recognized statistical rating organizations. Any credit ratings on our assets will be subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our assets in the future, the value of these assets could significantly decline, which could materially and adversely affect the value of our portfolio and could result in losses, its disposition, or the failure of borrowers to satisfy their debt service obligations to us.

We are not certain as to how the Consumer Financial Protection Bureau may impact our business.

        The Dodd-Frank Act established the Consumer Financial Protection Bureau, or CFPB, as an independent bureau within the U.S. Federal Reserve System. The CFPB is a new consumer protection regulator tasked with regulating consumer financial services and products. The CFPB was created to implement and enforce U.S. federal consumer financial laws, including the power to regulate unfair, deceptive, and abusive acts and practices. The CFPB's regulatory authority extends to non-banks, including mortgage originators and servicers and debt collectors, among others. While the full scope of the CFPB's authority is not known, the CFPB is expected to oversee the mortgage markets and related activities and may have the authority to direct market participants to manage their businesses, including in ways that are not currently contemplated and that may make managing their businesses more costly or even prohibitively expensive. We cannot predict what actions, if any, that the CFPB will take in the mortgage markets, nor what the impact of such actions will be on the mortgage markets or our results of operations, financial condition and business.

We may hold a portion of our investments through partnerships, joint ventures, securitization vehicles or other entities with third-party investors which impose limitations on our control of the property under applicable agreements with joint venture partners and expose us to risks that our joint venture partners may become bankrupt or have economic or business interests inconsistent with our economic or business interests.

        We may hold a portion of our investments through partnerships, joint ventures, securitization vehicles or other entities with third-party investors. Joint venture investments involve various risks, including the risk that we will not be able to implement investment decisions or exit strategies because of limitations on our control of the property under applicable agreements with joint venture partners, the risk that a joint venture partner may become bankrupt or may at any time have economic and/or business interests or goals that are inconsistent with our business and/or economic interests, the risk that a joint venture partner may be in a position to take action contrary to our objectives, the risk of liability based upon the actions of a joint venture partner and the risk of disputes or litigation with such partner and the inability to enforce fully all rights (or the incurrence of additional risk in connection with enforcement of rights) one partner may have against the other, including in connection with foreclosure on partner loans because of risks arising under state law.

        In addition, we may be liable for actions of our joint venture partners. If one of our joint venture partners violates the laws we are subject to, we could be subject to monetary penalties which would adversely affect our results of operations, financial condition and business.

The value that we may realize from MSRs and excess MSRs may be significantly less than the fair values of such assets reflected on our balance sheet.

        MSRs arise from contractual agreements between us and the investors (or their agents) in mortgage securities and mortgage loans. Excess MSRs are interests in mortgage servicing rights, representing a portion of the fee paid to mortgage servicers. The fee that a mortgage servicer is entitled to receive for servicing a pool of mortgages generally exceeds the reasonable compensation that would be charged in an arm's-length transaction. For example, Fannie Mae and Freddie Mac generally require mortgage servicers to be paid a minimum servicing fee that significantly exceeds the amount a servicer would charge in an arm's-length transaction. The portion of the fee in excess of what would be charged in an arm's-length transaction is commonly referred to as the excess mortgage servicing fee. Subject to maintaining our qualification as a REIT and our exemption from the 1940 Act, we may acquire MSRs from the sale of mortgage loans where we assume the obligation to service the loan in connection with the sale transaction or we may purchase MSRs and excess MSRs. Any MSRs and excess MSRs that we acquire will be recorded at fair value on our balance sheet. The determination of the fair value of MSRs and excess MSRs requires our management to make numerous estimates and assumptions. Such estimates and assumptions include, without limitation, estimates of future cash flows associated with MSRs based upon assumptions involving interest rates as well as the prepayment rates, delinquencies and foreclosure rates of the underlying serviced mortgage loans.

        The ultimate realization of the value of MSRs and excess MSRs may be materially different than the fair values of such assets as may be reflected in our consolidated balance sheet as of any particular date. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values for such assets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Accordingly, there may be material uncertainty about the fair value of any MSRs or excess MSRs we acquire.

The value of our MSRs and excess MSRs may be reduced substantially by changes in interest rates unless we are able to hedge against that uncertainty.

        Changes in interest rates are a key driver of the performance of MSRs and excess MSRs since the values of such assets are highly sensitive to changes in interest rates. Historically, the value of MSRs and excess MSRs has generally increased when interest rates rise and generally decreased when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. We may pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us.

        To the extent we do not utilize derivatives to hedge against changes in fair value of MSRs or excess MSRs, our balance sheet, financial condition and results of operations would be susceptible to volatility due to changes in the fair value of, or cash flows from, MSRs and excess MSRs as interest rates change.

If we are unable to accurately predict prepayment speeds, the value of our MSRs and excess MSRs may be reduced substantially as a result of changes in prepayment speeds.

        Prepayment speeds significantly affect MSRs and excess MSRs. Prepayment speed is the measurement of how quickly borrowers pay down the unpaid principal balance of their loans or how quickly loans are otherwise brought current, modified, liquidated or charged off.

        We expect to base the price we pay for MSRs and excess MSRs and the rate of amortization of those assets on, among other things, our projection of the cash flows from the related pool of mortgage loans. Our expectation of prepayment speeds is a significant assumption underlying those cash flow projections. If prepayment speeds are significantly greater than expected, the fair value of the MSRs and excess MSRs could decline and we may be required to record a non-cash charge, which would have a negative impact on our financial results. Furthermore, a significant increase in prepayment speeds could materially reduce the ultimate cash flows we receive from MSRs and excess MSRs, and we could ultimately receive substantially less than what we paid for such assets.

If delinquencies increase, the value of our MSRs and excess MSRs may decline significantly.

        Moreover, delinquency rates have a significant impact on the valuation of any MSRs and excess MSRs. An increase in delinquencies generally results in lower revenue because we may only collect servicing fees from GSEs or mortgage owners for performing loans. We base the price we pay for MSRs and excess MSRs on, among other things, our projections of the cash flows from related pools of mortgage loans. Our expectation of delinquencies is a significant assumption underlying those cash flow projections. If delinquencies are significantly greater than we expect, the estimated fair value of the MSRs and excess MSRs could be diminished. When the estimated fair value of MSRs and excess MSRs is reduced, we could suffer a loss, which could have a negative impact on our financial results.

If we fail to comply with statutes, rules and regulations that have a bearing upon MSRs and excess MSRs, we may be exposed to substantial expenses which could materially adversely effect our business, financial condition and results of operations.

        Furthermore, MSRs, excess MSRs and the related servicing activities are subject to numerous U.S. federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. Our failure to comply, or the failure of the servicer to comply, with the laws, rules or regulations to which we or they are subjected by virtue of ownership of MSRs or excess MSRs, whether actual or alleged, could expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could have a material adverse effect on our business, financial condition and results of operations.

GSE initiatives and other actions may adversely affect returns from investments in MSRs or excess MSRs.

        On January 17, 2011, the Federal Housing Finance Agency announced that it has instructed Fannie Mae and Freddie Mac to study possible alternatives to the current residential mortgage servicing and compensation system used for single-family mortgage loans. It is too early to determine what the GSEs, including Fannie Mae and Freddie Mac, may propose as alternatives to current servicing compensation practices, or when any such alternatives would become effective. Although we do not expect MSRs or excess MSRs that have already been created to be subject to any changes implemented by Fannie Mae and Freddie Mac, it is possible that, because of the significant role of Fannie Mae and Freddie Mac in the secondary mortgage market, any changes they implement could become prevalent in the mortgage servicing industry generally. Other industry stakeholders or regulators may also implement or require changes in response to the perception that the current mortgage servicing practices and compensation do not appropriately serve broader housing policy objectives. These proposals are still evolving. To the extent the GSEs implement reforms that materially affect the market for conforming loans, there may be secondary effects on the subprime and Alt-A markets. These reforms may have a material adverse effect on the economics or performance of any excess MSRs or MSRs that we may acquire in the future.

Changes to the minimum servicing fee for GSE loans could occur at any time and could impact us in significantly negative ways that we are unable to predict or protect against.

        Currently, when a loan is sold into the secondary market for Fannie Mae and Freddie Mac loans, the servicer is generally required to retain a minimum servicing fee, or MSF, of 25 basis points of the outstanding principal balance for fixed rate mortgages. As has been widely publicized, in September 2011, the FHFA announced that a Joint Initiative on Mortgage Servicing Compensation was seeking public comment on two alternative mortgage servicing compensation structures detailed in a discussion paper. Changes to MSF could significantly impact our business in negative ways that we cannot predict or protect against. For example, a removal of MSF could radically change the mortgage servicing industry and could severely limit the excess MSRs that will be available for us to invest in. We cannot predict whether any changes to current MSF rules will occur or what impact any changes will have on our business, results of operations, liquidity or financial condition.

The mortgage origination business of many financial services firms is subject to special litigation and regulatory risks.

        We may invest in mortgage origination companies. The laws and regulations of the various jurisdictions in which companies in the financial services industry conduct their mortgage lending business are complex, frequently changing and, in some cases, in direct conflict with each other. In particular, this business is subject to various laws, regulations and guidance that restrict non-prime loan origination or purchase activities. Some of these laws and regulations provide for assignee liability for warehouse lenders, whole loan buyers and securitization trusts. In addition, the downturn in the U.S. residential real estate market has resulted in increased regulatory scrutiny, and may result in increased complaints and claims, relating to non-prime mortgage origination practices, and further difficulties in the mortgage markets could result in increased exposure to liability, including possible civil and criminal liability, demands for indemnification or loan repurchases from purchasers of such loans (including securitization trusts), class action lawsuits or administrative enforcement actions. Furthermore, loans originated by a broker or other residential mortgage loan originator that is not properly licensed may be void or voidable.

We may not be able to fully lease residential real properties that we may acquire or lease them at rates that allow us to generate a profit.

        Our ability to lease residential real properties that we may acquire will be subject to many factors, including supply and demand, unemployment rates, general economic conditions and other conditions that may be unique to a geographic region. We may not be able to fully lease residential real properties we acquire at all times or lease them at rates that allow us to generate a profit. Additionally, when leases on such properties expire or the properties otherwise become vacant, we will be subject to then-applicable market conditions, which may not be as favorable.

Short-term leases of residential property may expose us to the effects of declining market rents.

        We anticipate substantially all of our leases for residential real properties will be of a relatively short duration. As these leases generally permit the residents to leave at the end of the lease term without penalty, we anticipate our rental revenues will be impacted by declines in market rents more quickly than if our leases were for longer terms.

Difficulties of selling residential real properties could limit our flexibility.

        If we decide to dispose of a significant portion any portfolio of residential real properties we may acquire, we may encounter difficulty in finding buyers in a timely manner as real estate investments generally cannot be disposed of quickly, especially when market conditions are poor. These factors may limit our ability to vary our portfolio promptly in response to changes in economic or other conditions and may also limit our ability to utilize sales proceeds as a source of liquidity, which would adversely affect our ability to make distributions to stockholders or repay debt.

Competition could limit our ability to lease residential real property or increase or maintain rental income.

        There are numerous housing alternatives which we anticipate will compete with our residential real property in attracting tenants. We anticipate our properties will compete directly with multifamily properties as well as condominiums and other single family homes which are available for rent or purchase in the markets in which our properties will be located. This competitive environment could have a material adverse effect on our ability to lease our residential real property as well as on the rents we may charge.

REIT limitations may affect our ability to dispose of our residential real property portfolio.

        The provisions of the Internal Revenue Code relating to REITs may limit our ability to sell properties at a profit without incurring unfavorable tax consequences. Generally, sales of property within two years of acquisition, and sales of multiple properties within one year, may result in the gains from such sales being subject to a 100% penalty tax.

We may be subject to losses that are either uninsurable, not economically insurable or that are in excess of our insurance coverage.

        Properties we may acquire may be damaged by adverse weather conditions and natural disasters such as earthquakes, tsunamis, wind, floods, landslides and fires. In addition, such properties may be subject to environmental liabilities and we may be exposed to personal liability for accidents which may occur on our properties. Insurance may not be adequate to cover all damages or losses from these events, or it may not be economically prudent to purchase insurance for certain types of losses, such as hurricanes or earthquakes. As a result, we may be required to incur significant costs in the event of adverse weather conditions and natural disasters or events which result in environmental or personal liability. We may not carry or may discontinue certain types of insurance coverage on some or all of our properties in the future if the cost of premiums for any of these policies in our judgment exceeds the value of the coverage discounted for the risk of loss. If we own numerous properties in a geographic area affected by a natural disaster or similar catastrophic event, it could damage or destroy a substantial portion of our real estate assets, and expose us to liabilities to our affected tenants to immediately repair or replace their leaseholds on non-economic terms. If we experience losses that are uninsured or exceed policy limits, we could incur significant uninsured costs or liabilities, lose the capital invested in the properties, and lose the anticipated future cash flows from those properties. In addition, our environmental or personal liability could result in losses substantially in excess of the value of the related property.

We may be subject to unknown or contingent liabilities or restrictions related to properties that we acquire for which we may have limited or no recourse.

        Properties that we may acquire may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for or with respect to liens attached to properties, unpaid real estate tax, utilities or homeowners' association, or HOA, charges for which a subsequent owner remains liable, clean-up or remediation of environmental conditions or code violations, claims of customers, vendors or other persons dealing with the acquired entities and tax liabilities, among other things. Purchases of single-family properties acquired at auction, in short sales, from lenders or in bulk purchases typically involve few or no representations or warranties with respect to the properties and may allow us limited or no recourse against the sellers of such properties. Such properties also often have unpaid tax, utility and HOA liabilities for which we may be obligated but fail to anticipate. As a result, the total amount of costs and expenses that we may incur with respect to liabilities associated with properties we may acquire may exceed our expectations, which may adversely affect our operating results and financial condition. Additionally, these properties may be subject to covenants, conditions or restrictions that restrict the use or ownership of such properties, including prohibitions on leasing or requirements to obtain the approval of HOAs prior to leasing. We may not discover such restrictions during the acquisition process and such restrictions may adversely affect our ability to operate such properties as we intend.

We may invest in CDOs and CLOs, which involve risks that are different and more acute than risks associated with other types of debt instruments.

        Subject to maintaining our qualification as a REIT, we may invest in CDOs, CLOs and other similar securities. These may be fixed pools or may be "market value" or managed pools of collateral, including commercial loans, high yield and investment grade debt, structured securities and derivative instruments relating to debt. The pools are typically separated into tranches representing different degrees of credit quality, with lower rated tranches being subordinate to senior tranches. Certain tranches of CDOs and CLOs represent the highest credit quality in the pool, have the greatest collateralization, provide more protection to us than lower rated CDOs and CLOs and pay the lowest spreads over the relevant index. Lower rated CDO and CLO tranches represent lower degrees of credit quality and pay higher spreads over treasuries to compensate for the attendant risks. CDOs and CLOs often involve risks that are different or more acute than risks associated with other types of debt instruments. For instance, due to their often complicated structures, various CDOs and CLOs may be difficult to value and may constitute illiquid investments. In addition, there can be no assurance that a liquid market will exist in any CDO or CLO when we seek to sell our interests therein. Moreover, the value of CDOs and CLOs may decrease if the rating agencies reviewing such securities revise their ratings criteria and, as a result, lower their original rating of a CDO or CLO in which we have invested. Further, the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results. Also, it is possible that our investment in a CDO or CLO will be subject to certain contractual limitations on transfer that may materially reduce their value to us.

The receivables underlying the ABS we may acquire are subject to credit exposure, which could result in material losses to us.

        ABS are securities backed by various asset classes, including small balance commercial mortgages, aircrafts, automobiles, credit cards, equipment, manufactured housing, franchises, recreational vehicles and student loans. ABS remain subject to the credit exposure of the underlying receivables. In the event of increased rates of delinquency with respect to any receivables underlying our ABS, we may not realize our anticipated return on these investments.

Risks Related to the 1940 Act

Maintenance of our 1940 Act exemption imposes limits on our operations and the laws and regulations governing the 1940 Act exemption may change in a manner that adversely affects our operations.

        We intend to conduct our operations so that neither we nor our subsidiaries are required to register as an investment company under the 1940 Act. Under Section 3(a)(1)(A) of the 1940 Act, a company is an investment company if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the 1940 Act, a company is deemed to be an investment company if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis (the "40% test"). Excluded from the definition of "Investment securities" are (a) U.S. Government securities, (b) securities issued by employees' securities companies and (c) securities issued by majority owned subsidiaries that (i) are not investment companies and (ii) are not relying on the exceptions from the definition of investment company provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act (the so-called "private investment company" exemptions). Because we are a holding company that will conduct our businesses through our wholly-owned or majority-owned subsidiaries, the securities issued by these subsidiaries that are excepted from the definition of "investment company" under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, together with any other investment securities owned by us, may not have a combined value in excess of 40% of the value of our adjusted total assets on an unconsolidated basis. This requirement limits the types of businesses in which we may engage through our subsidiaries. The aggregate fair value of any interest rate swaps, interest rate swaptions, interest cancelable swaps, interest rate caps, interest rate corridors, Eurodollar futures contracts and options on such contracts and other hedging transactions in which we may engage may not exceed 40% of the value of our adjusted total assets. In addition, the assets we and our subsidiaries may acquire are limited by the provisions of the 1940 Act and the rules and regulations promulgated under the 1940 Act, which may adversely affect our performance.

        If the value of securities issued by our subsidiaries that are excepted from the definition of "investment company" by Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we own, exceeds 40% of our adjusted total assets on an unconsolidated basis, or if one or more of such subsidiaries fail to maintain an exception or exemption from the 1940 Act, we could, among other things, be required either (a) to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company or (b) to register as an investment company under the 1940 Act, either of which could have a material and adverse effect on us and the market price of our securities. If we were required to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters.

        Certain of our subsidiaries may rely upon the exemption from registration as an investment company under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exemption generally requires that at least 55% of each of their assets be comprised of qualifying real estate assets and at least 80% of each of their assets be comprised of qualifying real estate assets and real estate-related assets. Any subsidiary relying on Section 3(c)(5)(C) will treat any interest rate swaps or other derivative hedging transactions it enters into as miscellaneous assets that will not exceed 20% of its total assets. We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets. The SEC recently solicited public comment on a wide range of issues relating to Section 3(c)(5)(C), including the nature of the assets that qualify for purposes of the exemption and whether mortgage REITs should be regulated in a manner similar to investment companies. We cannot assure you that the laws and regulations governing the 1940 Act status of REITs, including the guidance of the Division of Investment Management of the SEC regarding this exemption, will not change in a manner that adversely affects our operations. To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in the subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

        Certain of our subsidiaries may rely on the exemption provided by Section 3(c)(6) of the 1940 Act to the extent that they hold mortgage assets through majority owned subsidiaries that rely on Section 3(c)(5)(C). The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6) and any guidance published by the staff could require us to adjust our strategy accordingly. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that our subsidiaries may rely on Section 3(c)(6) if, among other things, 55% of the assets of such subsidiaries consist of, and at least 55% of the income of such subsidiaries are derived from, qualifying real estate investment assets owned by wholly owned or majority-owned subsidiaries of such subsidiaries.

        The 1940 Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We expect to treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. If the SEC were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material and adverse effect on us.

        We cannot assure you that the laws and regulations governing the 1940 Act status of REITs, including the Division of Investment Management of the SEC providing more specific or different guidance regarding these exemptions, will not change in a manner that materially and adversely affects our operations. If we or our subsidiaries fail to maintain an exception or exemption from the registration requirements of the 1940 Act, we could, among other things, be required either to (a) change the manner in which we conduct our operations to avoid being required to register as an investment company, (b) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company, any of which could negatively affect the value of our common stock, the sustainability of our business model, and our ability to make distributions, which in turn could have a material and adverse effect on our business and the market price for our shares of common stock. . If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business. If we were required to register as an investment company under the 1940 Act and did so register, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the 1940 Act) and portfolio composition, including restrictions with respect to diversification and industry concentration and other matters. Furthermore, the loss of our 1940 Act exemption would also permit our Manager to terminate the management agreement, which could result in a material and adverse effect on our business and results of operations.

        To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the exceptions we and our subsidiaries rely on under the 1940 Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or could inhibit our ability to pursue the strategies we have chosen.

Failure to maintain our exemption from registration under the 1940 Act could negatively affect the value of our common stock, the sustainability of our business model and our ability to make distributions to stockholders.

        If we fail to qualify for one of the 1940 Act exemptions in the future, we could be required to restructure our activities in a manner that, or at a time when, we would not otherwise choose to do so, which could negatively affect the value of our common stock, the sustainability of our business model, and our ability to make distributions. For example, in the case of a subsidiary that uses the Section 3(c)(5)(C) 1940 Act exemption, if the market value of that subsidiary's investments in miscellaneous securities were to increase by an amount that resulted in less than 55% of its assets being invested in qualifying real estate assets or in less than 80% of its assets being invested in qualifying real estate assets and real estate related assets together, that subsidiary might have to sell securities and redeploy its investments to continue to qualify for the Section 3(c)(5)(C) exemption. The sale could occur during adverse market conditions, and the subsidiary could be forced to accept a price below that which we believed acceptable. In addition, there can be no assurance that the laws and regulations governing REITs, including interpretations of the SEC's Division of Investment

Management relating to the treatment of assets as qualifying real estate assets or real estate related assets, will not change in a manner that adversely affects our operations.

        A loss of our 1940 Act exemption would allow our Manager to terminate the management agreement with us, without the payment of a termination fee. In addition, because affiliate transactions generally are prohibited under the 1940 Act, we would not be able to enter into transactions with any of our affiliates if we fail to maintain our exemption and may be required to terminate any other agreements with affiliates. The termination of any of these agreements would have a material adverse effect on our ability to execute our business strategy. If any of these agreements were terminated, we would have to obtain the services on our own. We might not be able to replace these services in a timely manner or on favorable terms, or at all.

Rapid changes in the values of our target assets may make it more difficult for us to maintain our qualification as a REIT or our exemption from the 1940 Act.

        If the market value or income potential of our target assets changes as a result of increased interest rates, prepayment rates, general market conditions, government actions or other factors, we may need to increase our real estate assets and income or liquidate our non-qualifying assets to maintain our REIT qualification or our exemption from the 1940 Act. If the change in real estate asset values or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-real estate assets we may own. We may have to make decisions that we otherwise would not make absent the REIT and 1940 Act considerations.

Risks Related to Financing and Hedging

Our strategy involves leverage, which may amplify losses.

        We may increase the amount of leverage we utilize at any time without the approval of our stockholders. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

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  our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt or we may fail to comply with all of the other covenants contained in the debt, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements and/or (iii) the loss of some or all of our assets to foreclosure or sale;

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  our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;

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  we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes; and

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  we are not able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all.

We intend to use leverage as part of our business strategy in order to increase potential returns to stockholders but we do not have a formal policy limiting the amount of debt we may incur. Our board of directors may change our leverage policy without stockholder consent.

        We intend to use leverage as part of our business strategy in order to increase potential returns to stockholders, but we do not have a formal policy limiting the amount of debt we may incur. The amount of leverage we will deploy for particular investments in our target assets will depend upon our

Manager's assessment of a variety of factors, which include the availability of particular types of financing and our Manager's assessment of the credit, liquidity, price volatility and other risks of those assets and the creditworthiness of our financing counterparties. Our charter and bylaws do not limit the amount of indebtedness we can incur, and our board of directors has discretion to deviate from or change our leverage policy at any time. Our board of directors may change our leverage policy at any time without the consent of our stockholders, which could result in an investment portfolio with a different risk profile.

        To the extent that we incur significant leverage, we may incur substantial losses if our borrowing costs increase. Our borrowing costs may increase for any of the following reasons:

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  short-term interest rates increase;

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  the market value of our securities decreases;

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  interest rate volatility increases; or

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  the availability of financing in the market decreases.

Our ability to generate returns for our stockholders through our investment, finance and operating strategies is subject to then existing market conditions, and we may find it necessary to make significant changes to these strategies in response to changing market conditions.

        In the future, to the extent that market conditions stabilize or change and we have sufficient capital to do so, we may, depending on prevailing market conditions, change our investment guidelines in response to opportunities available in different interest rate, economic and credit environments. As a result, we cannot predict the percentage of our equity that will be invested in any of our target assets at any given time. If we fail to develop, enhance, and implement strategies to adapt to changing conditions in the mortgage industry and capital markets, which can take the form of trends or sudden changes in our industry, regulatory environment, changes in the role of GSEs, changes in the role of credit rating agencies or their rating criteria or process, or the U.S. economy more generally. our financial condition and earnings may be adversely affected. If we do not effectively respond to these changes, or if our strategies to respond to these changes are not successful, our financial condition and earnings may be adversely affected.

There can be no assurance that our Manager will be able to prevent mismatches in the maturities of our assets and liabilities.

        Because we will employ financial leverage in funding our portfolio, mismatches in the maturities of our assets and liabilities can create risk in the need to continually renew or otherwise refinance our liabilities. Our net interest margins will be dependent upon a positive spread between the returns on our asset portfolio and our overall cost of funding. Our Manager expects to actively employ portfolio-wide and security-specific risk measurement and management processes in our daily operations. Our Manager's risk management tools will include software and services licensed or purchased from third parties, in addition to proprietary systems and analytical methods developed internally. We cannot assure you that these tools and other risk management techniques described above will protect us from asset/liability risks.

We may be subject to margin calls under our master repurchase agreements, which could result in defaults or force us to sell assets under adverse market conditions or through foreclosure.

        We intend to enter into master repurchase agreements with various financial institutions and borrow under these master repurchase agreements to finance the acquisition of assets for our investment portfolio. Pursuant to the terms of borrowings under our master repurchase agreements, a decline in the value of the subject assets may result in our lenders initiating margin calls. A "margin call" is a demand by a lender, under the terms of a repurchase agreement, to pay cash or pledge additional collateral for target assets that have been financed by the lender. When the value of the securities pledged to secure repurchase agreement financing decreases to the point where the positive difference between the collateral value and the loan amount is less than the difference between the value of the target assets that we sell to a counterparty in a repurchase agreement and the amount that such counterparty loans to us (which we refer to as the "Haircut"), lenders may issue a margin call. The specific collateral value to borrowing ratio that would trigger a margin call is not expected to be set in the master repurchase agreements and will likely not be determined until we engage in a repurchase transaction under these agreements. Our fixed-rate securities generally are more susceptible to margin calls as increases in interest rates tend to more negatively affect the market value of fixed-rate securities. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. The threat of or occurrence of a margin call could force us to sell our assets, either directly or through a foreclosure, under adverse market conditions. Because of the leverage we expect to have, we may incur substantial losses upon the threat or occurrence of a margin call.

If a counterparty to our repurchase transactions defaults on its obligation to resell the underlying security back to us at the end of the transaction term, or if the value of the underlying security has declined as of the end of that term, or if we default on our obligations under the repurchase agreement, we will lose money on our repurchase transactions.

        When we engage in repurchase transactions, we will generally sell securities to lenders (repurchase agreement counterparties) and receive cash from these lenders. The lenders will be obligated to resell the same securities back to us at the end of the term of the transaction. Because the cash we receive from the lender when we initially sell the securities to the lender will be less than the value of those securities (this difference is the Haircut), if the lender defaults on its obligation to resell the same securities back to us we may incur a loss on the transaction equal to the amount of the Haircut (assuming there was no change in the value of the securities). We would also lose money on a repurchase transaction if the value of the underlying securities has declined as of the end of the transaction term, as we would have to repurchase the securities for their initial value but would receive securities worth less than that amount. Further, if we default on one of our obligations under a repurchase transaction, the lender can terminate the transaction and cease entering into any other repurchase transactions with us. We expect our repurchase agreements will contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default. Any losses we incur on our repurchase transactions could materially and adversely affect our earnings and thus our cash available for distribution to our stockholders.

If a counterparty to one of our swap agreements or TBAs defaults on its obligations, we may incur losses.

        If a counterparty to one of the swap agreements or TBAs that we intend to enter into defaults on its obligations under the agreement, we may not receive payments due under the agreement, and thus, we may lose any unrealized gain associated with the agreement. If any such swap agreement hedged a liability, such liability could cease to be hedged upon the default of a counterparty. Additionally, we may also risk the loss of any collateral we have pledged to secure our obligations under a swap agreement if the counterparty becomes insolvent or files for bankruptcy.

In the event non-recourse long-term securitizations become available to us and we elect to invest in them, such structures may expose us to risks which could result in losses to us.

        We may seek to enhance the returns of our residential mortgage loans through securitizations. To securitize our portfolio investments, we may create a wholly-owned subsidiary and contribute a pool of assets to the subsidiary. This could include the sale of interests in the subsidiary on a non-recourse basis to purchasers whom we would expect to be willing to accept a lower interest rate to invest in investment grade loan pools, and we would retain a portion of the equity in the securitized pool of portfolio investments. The successful securitization of our portfolio investments might expose us to losses as the residential real estate-related investments in which we do not sell interests will tend to be those that are riskier and more likely to generate losses.

Failure to procure adequate repurchase agreement financing, which generally has short terms, or to renew or replace repurchase agreement financing as it matures, would adversely affect our results of operations.

        We intend to use repurchase agreement financing as a strategy to increase the return on our investment portfolio. However, we may not be able to achieve our desired leverage ratio for a number of reasons, including if the following events occur:

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  our lenders do not make repurchase agreement financing available to us at acceptable rates;

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  certain of our lenders exit the repurchase market;

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  our lenders require that we pledge additional collateral to cover our borrowings, which we may be unable to do; or

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  we determine that the leverage would expose us to excessive risk.

        We cannot assure you that any, or sufficient, repurchase agreement financing will be available to us on terms that are acceptable to us. In recent years, investors and financial institutions that lend in the securities repurchase market, have tightened lending standards in response to the difficulties and changed economic conditions that have materially and adversely affected the RMBS market. These market disruptions have been most pronounced in the non-Agency RMBS market, although the impact has also extended to Agency RMBS, which has made the value of these assets unstable and relatively illiquid compared to prior periods. Any decline in their value, or perceived market uncertainty about their value, would make it more difficult for us to obtain financing on favorable terms or at all, or maintain our compliance with terms of any financing arrangements then in place. Additionally, the lenders from which we may seek to obtain repurchase agreement financing may have owned or financed RMBS that have declined in value and caused the lender to suffer losses as a result of recent downturns in the residential mortgage market. If these conditions persist, these institutions may be forced to exit the repurchase market, become insolvent or further tighten lending standards or increase the amount of equity capital or Haircut required to obtain financing, and in such event, could make it more difficult for us to obtain financing on favorable terms or at all. In the event that we cannot obtain sufficient funding on acceptable terms, there may be a negative impact on the value of our common stock and our ability to make distributions, and you may lose part or all of your investment.

        Furthermore, because we intend to rely in part on short-term borrowings, our ability to achieve our investment objective will depend not only on our ability to borrow money in sufficient amounts and on favorable terms, but also on our ability to renew or replace on a continuous basis our maturing short-term borrowings. If we are not able to renew or replace maturing borrowings, we will have to sell some or all of our assets, possibly under adverse market conditions. In addition, if the regulatory capital requirements imposed on our lenders change, they may be required to significantly increase the cost of the financing that they provide to us. Our lenders also may revise their eligibility requirements for the types of assets they are willing to finance or the terms of such financings, based on, among other factors, the regulatory environment and their management of perceived risk, particularly with respect to assignee liability.

Our rights under repurchase agreements may be subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of us or our counterparties under the repurchase agreements.

        In the event of our insolvency or bankruptcy, certain repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender under the applicable repurchase agreement to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to take possession of and liquidate the assets that we have pledged under their repurchase agreements. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured claim. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a repurchase agreement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur.

The financing we use may require us to provide additional collateral and may restrict us from leveraging our assets as fully as desired.

        We intend to use repurchase agreements, warehouse facilities, securitizations, re-securitizations and bank credit facilities (including term loans and revolving facilities) and other forms of financing to finance acquisitions of our target assets if they are available on acceptable terms. In the event we utilize these financing arrangements, they would involve the risk that the market value of our assets pledged or sold by us to the repurchase agreement counterparty, lender of the warehouse facility, the securitization counterparty or provider of the credit facility may decline in value, in which case the lender may require us to provide additional collateral or to repay all or a portion of the funds advanced. We may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. Posting additional collateral would reduce our liquidity and limit our ability to leverage our assets. If we cannot meet these requirements, the lender could accelerate our indebtedness, increase the interest rate on advanced funds and terminate our ability to borrow funds from the lender, which could materially and adversely affect our financial condition and ability to implement our business plan. In addition, in the event that the lender files for bankruptcy or becomes insolvent, our loans may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to repurchase agreements, warehouse facilities, securitizations, re-securitizations and bank credit facilities (including term loans and revolving facilities) and increase our cost of capital. The providers of repurchase agreement financing, warehouse facilities, securitizations and credit facilities may also require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate rapidly.

We expect to depend on repurchase agreements, warehouse facilities, securitizations, re-securitizations and bank credit facilities (including term loans and revolving facilities) to execute our business plan, and our inability to access funding could have a material and adverse effect on our results of operations, financial condition and business. We expect to rely on short-term financing and thus we are especially exposed to changes in the availability of financing.

        Our ability to fund our investments may be impacted by our ability to secure financing on acceptable terms. We expect to rely in part on short-term financing and thus we will be especially exposed to changes in the availability of financing. For example, the term of a repurchase transaction under a master repurchase agreement generally will be less than one year.

        It is possible that the lenders that will provide us with financing could experience changes in their ability to advance funds to us, independent of our performance or the performance of our portfolio of assets. Furthermore, if many of our potential lenders are unwilling or unable to provide us with financing, we could be forced to sell our assets at an inopportune time when prices are depressed. In addition, if the regulatory capital requirements imposed on our lenders change, they may be required to significantly increase the cost of the financing that they provide to us. Our lenders also may revise their eligibility requirements for the types of assets they are willing to finance or the terms of such financings, based on, among other factors, the regulatory environment and their management of perceived risk, particularly with respect to assignee liability.

        The recent dislocations in the residential mortgage sector have caused many lenders to tighten their lending standards, reduce their lending capacity or exit the market altogether. In addition, certain lenders have been impacted by the European sovereign debt crisis. Further contraction among lenders, insolvency of lenders or other general market disruptions could adversely affect one or more of our potential lenders and could cause one or more of our potential lenders to be unwilling or unable to provide us with financing on attractive terms or at all. This could increase our financing costs and reduce our access to liquidity. Furthermore, if many of our potential lenders are unwilling or unable to provide us with financing, we could be forced to sell our assets at an inopportune time when prices are depressed.

An increase in our borrowing costs relative to the interest that we receive on investments in our target assets may materially and adversely affect our profitability and cash available for distribution to our stockholders.

        As our financings mature, we will be required either to enter into new borrowings or to sell certain of our investments. An increase in short-term interest rates at the time that we seek to enter into new borrowings would reduce the spread between our returns on our assets and the cost of our borrowings. This could materially and adversely affect our returns on our assets, which could materially reduce earnings and, in turn, cash available for distribution to our stockholders.

Lenders may require us to enter into restrictive covenants relating to our operations.

        When we obtain financing, lenders could impose restrictions on us that could affect our ability to incur additional debt and our flexibility to determine our operating policies. Loan documents we execute may contain negative covenants that limit, among other things, our ability to repurchase stock, distribute more than a certain amount of our funds from operations, and employ leverage beyond certain amounts.

Any warehouse facilities that we may obtain in the future may limit our ability to acquire assets, and we may incur losses if the collateral is liquidated.

        We may utilize, if available, warehouse facilities pursuant to which we would accumulate assets, which assets would be pledged as collateral for such facilities until the assets are liquidated or sold. In order to borrow funds to acquire assets under any future warehouse facilities, we expect that our lenders thereunder would have the right to review the potential assets for which we are seeking financing. We may be unable to obtain the consent of a lender to acquire assets that we believe would be beneficial to us and we may be unable to obtain alternate financing for such assets. In addition, no assurance can be given that an income-producing sale would be consummated with respect to the assets being warehoused. If a sale is not consummated as required under the warehouse facility, the lender could liquidate the warehoused collateral and we would then have to pay any amount by which the original purchase price of the collateral assets exceeds its sale price, subject to negotiated caps, if any, on our exposure. Currently, we have no warehouse facilities in place, and no assurance can be given that we will be able to obtain one or more warehouse facilities on favorable terms, or at all.

Market conditions and other factors may affect our ability to securitize assets.

        Our ability to obtain permanent non-recourse financings through securitizations will be affected by a number of factors, including:

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  conditions in the securities markets, generally;

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  conditions in the asset-backed securities markets, specifically;

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  yields on our portfolio of prime nonconforming mortgage loans;

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  the credit quality of our portfolio of mortgage loans; and

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  our ability to obtain any necessary credit enhancement.

        In recent years, the asset-backed securitization markets have experienced unprecedented disruptions, and securitization volumes have decreased sharply. Recent conditions in the securitization markets include reduced liquidity, increased risk premiums for issuers, reduced investor demand, financial distress among financial guaranty insurance providers, a general tightening of credit and substantial regulatory uncertainty. These conditions, which may increase our cost of funding, and may reduce or even eliminate our access to the securitization market, may continue or worsen in the future. As a result, these conditions may preclude us from securitizing assets acquired for such purpose.

        Our ability to sell mortgage loans into securitizations could be delayed, limited, or precluded by legislative and regulatory reforms applicable to asset-backed securities and the institutions that sponsor, service, rate, or otherwise participate in, or contribute to, the successful execution of a securitization transaction. Other factors could also limit, delay, or preclude our ability to sell assets into securitizations. These legislative, regulatory, and other factors could also reduce the returns we would otherwise expect to earn in connection with securitization transactions.

        Provisions of the Dodd-Frank Act require significant revisions to the legal and regulatory framework which apply to the asset-backed securities markets and securitizations. Some of the provisions of the Dodd-Frank Act have become effective or been implemented, while others are in the process of being implemented or will become effective in the future.

        We cannot predict how the Dodd-Frank Act and the other regulations that have been proposed will affect our ability to sell assets into securitizations. For example, Section 15G of the Exchange Act, as modified by the Dodd-Frank Act, generally requires the issuer of asset-backed securities to retain not less than five percent of the credit risk of the assets collateralizing the asset-backed securities. Section 15G includes an exemption for asset-backed securities that are collateralized exclusively by residential mortgages that qualify as "qualified residential mortgages." The Dodd-Frank Act, however, left the definition of "qualified residential mortgage" to be determined by a U.S. federal rule-making process. In March 2011, federal regulators proposed a definition for the terms, as well as other rules related to the risk retention requirements of Section 15G, but those regulations have not been finalized.

        In addition, Regulation AB, promulgated under the Securities Act and the Exchange Act and which went into effect on January 1, 2006, provides a comprehensive regime for the registration, disclosure and reporting of publicly-issue asset-backed securities. In 2010, the SEC proposed substantial revisions to the registration, disclosure and reporting regime under Regulation AB. The proposed revisions would affect both the existing Regulation AB regime created specifically for public issuance, as well as asset-backed securities sold in most private offerings. The SEC has not sought to finalize its proposed revisions to Regulation AB, nor has the SEC indicated what changes, if any, it will make to its proposed revisions prior to finalization. We cannot predict when, if at all, the final revisions to Regulation AB will be effective, nor what the content of such final revisions will contain. Similarly, we cannot predict how any final revisions will affect our ability to sell assets into securitizations.

        In addition to these laws and rules, other U.S. federal or state laws and regulations that could affect our ability to sell assets into securitization programs may be proposed, enacted, or implemented. These laws and regulations could effectively preclude us from selling assets into securitizations, could delay our execution of these types of transactions, or could reduce the returns we would otherwise expect to earn from such transactions.

        Other matters, such as (i) accounting standards applicable to securitization transactions and (ii) capital and leverage requirements applicable to banks and other regulated financial institutions that traditionally purchase and hold asset-backed securities, could result in less investor demand for securities issued through securitization transactions.

We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition.

        Subject to maintaining our qualification as a REIT and exemption from registration under the 1940 Act, part of our investment strategy may involve entering into hedging transactions that could require us to fund cash payments in certain circumstances (such as the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.

Hedging against interest rate exposure may adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

        Subject to maintaining our qualification as a REIT and exemption from registration under the 1940 Act, we may pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest rates. Our hedging activity, if implemented, will vary in scope based on the level and volatility of interest rates, the type of assets held and other changing market conditions. Interest rate hedging may fail to protect or could materially and adversely affect us because, among other things:

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  interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

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  available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;

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  due to a credit loss, the duration of the hedge may not match the duration of the related liability;

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  the amount of income that a REIT may earn from hedging transactions (other than hedging transactions that satisfy certain requirements of the Internal Revenue Code or that are done through a taxable REIT subsidiary, or "TRS") to offset interest rate losses is limited by U.S. federal tax provisions governing REITs;

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  the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value; downward adjustments or "mark-to-market losses" would reduce our stockholders' equity;

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  the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

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  the hedging counterparty owing money in the hedging transaction may default on its obligation to pay.

        Our hedging transactions, which would be intended to limit losses, may actually materially and adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

        In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction would most likely result in its default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price. Although generally we would seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for any hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

The use of interest rate hedges will introduce the risk of interest rate mismatches and exposures, which could materially and adversely affect our business, financial condition, liquidity and results of operations and ability to make distributions to our stockholders.

        Our adjustable-rate RMBS generally will be subject to interest rate caps, which potentially could cause such RMBS to acquire many of the characteristics of fixed-rate securities if interest rates were to rise above the cap levels. This issue will be magnified to the extent we acquire adjustable-rate and hybrid mortgage assets that are not based on mortgages which are fully indexed. In addition, adjustable-rate and hybrid mortgage assets may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. This could result in our receipt of less cash income on such assets than we would need to pay the interest cost on our related borrowings. During periods of changing interest rates, these mismatches could cause our business, financial condition, liquidity and results of operations and ability to make distributions to our stockholders to be materially and adversely affected.

It is possible that our Manager will not successfully forecast future market trends, reference rates or the values of the assets, indexes or economic factors in establishing interest rate swap positions for us or that interest rate swaps will be available to us or achieve their intended objectives.

        Subject to maintaining our qualification as a REIT and our exemption from the 1940 Act, we may invest in interest rate swaps. Interest rate swaps typically involve the exchange of the two parties' respective commitments to pay or receive interest on a notional principal amount (e.g., an exchange of floating rate payments for fixed rate payments). In particular, we may seek to realize capital appreciation by entering into interest rate swaps designed to, among other things, appreciate in value in the event that the referenced interest rates increase. Such swaps may include interest rate swaps based on London Interbank Offered Rate, or LIBOR, pursuant to which we would receive LIBOR and would pay a fixed interest rate determined at the time the swap is entered into. Other types of interest rate swap agreements in which we may invest include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent that referenced interest rates exceed a specified rate, or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent that referenced interest rates fall below a specified rate, or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

        In addition, whether our use of interest rate swaps will be successful in furthering our investment objectives will depend on our Manager's ability to predict correctly whether certain types of investments are likely to produce greater returns than other investments. We will also bear the risk that our Manager will not accurately forecast future market trends, reference rates or the values of assets, indexes or other economic factors in establishing interest rate swap positions for us. There is no assurance that interest rate swaps will be available for utilization by us, or that they will be successful in any of their intended objectives. Any termination of an interest rate swap transaction could also result in a termination payment by or to us.

Our operating results may suffer because losses on the derivatives may not be offset by a change in the fair value of the related hedged transaction.

        We intend to record derivative and hedging instruments in accordance with Accounting Standards Codification 815-10, Derivatives and Hedging, or ASC 815-10. In order to mitigate interest rate risk resulting from our floating-rate borrowings, we plan to enter into interest rate swaps and caps. The interest rate swaps are intended to hedge the floating-rate borrowings through the expected maturity of the underlying collateral and the interest rate caps are intended to hedge the floating-rate borrowings related to the potential extension of the underlying collateral. However, these instruments may not be designated as hedging instruments and therefore the change in estimated fair value related to such interest rate agreements would be recorded in earnings. As a result, our operating results may suffer because losses, if any, on these derivative instruments may not be offset by a change in the fair value of the related hedged transaction or item.

Our use of derivative instruments may expose us to counterparty and other risk.

        We may utilize various financial instruments both for investment purposes and for risk management purposes in order to: (i) protect against possible changes in the market value of the our investment portfolio resulting from fluctuations in the securities markets and/or changes in interest rates; (ii) protect our unrealized gains in the value of the our investment portfolio; (iii) facilitate the sale of any such investments; (iv) enhance or preserve returns, spreads or gains on any investment in our portfolio; (v) hedge the interest rate or currency exchange rate on any of our liabilities or assets; (vi) protect against any increase in the price of any securities we anticipate purchasing at a later date; or (vii) for other reasons that we deem appropriate.

        The success of our hedging strategy will be subject to our ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Because the characteristics of many securities change as markets change or time passes, the success of our hedging strategy will also be subject to our ability to continually recalculate, readjust, and execute hedges in an efficient and timely manner.

        We may take advantage of opportunities with respect to certain derivative instruments that are not presently contemplated for use or that are currently not available, but that may be developed, to the extent such opportunities are both consistent with our investment objective and legally permissible. Special risks may apply to instruments that are invested in by us in the future that cannot be determined at this time or until such instruments are developed or invested in by us. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk and operations risk.

We may fail to qualify for hedge accounting treatment.

        We intend to record any derivative and hedging transactions in accordance with ASC 815-10. Under these standards, we may fail to qualify for hedge accounting treatment for a number of reasons, including if we use instruments that do not meet the ASC 815-10 definition of a derivative (such as short sales), we fail to satisfy ASC 815-10 hedge documentation and hedge effectiveness assessment requirements or our instruments are not highly effective. If we fail to qualify for hedge accounting treatment, the change in estimated fair value will be recorded in earnings. In such instances, our operating results may suffer because losses on the derivatives that we enter into may not be offset by a change in the fair value of the related hedged transaction.

Risks Associated with Our Relationship with Our Manager

We will depend on our Manager and its key personnel for our success and upon our Manager's access to CCM's investment professionals. We may not find a suitable replacement for our Manager if our management agreement is terminated or if key personnel leave the employment of our Manager or CCM or otherwise become unavailable to us.

        We do not expect to have any employees and we will rely completely on our Manager to provide us with investment and advisory services. We have no separate facilities and are completely reliant on our Manager, which has significant discretion as to the implementation of our operating policies and strategies. Our Manager is not expected to have any employees and will rely upon certain employees of CCM to conduct our day-to-day operations pursuant to an administrative services agreement. Under the agreement, our Manager will be provided with those services and resources necessary for our Manager to perform its obligations and responsibilities under the management agreement in exchange for certain fees payable by our Manager. Neither the administrative services agreement nor the management agreement will require our Manager or CCM to dedicate specific personnel to our operations. It also will not require any specific personnel of our Manager or CCM to dedicate a specific amount of time to our business.

        We will depend on the diligence, skill and network of business contacts of our Manager. We will also depend, to a significant extent, on our Manager's access to the investment professionals and principals of CCM and the industry insight and deal flow generated by CCM investment professionals in the course of their investment and portfolio management activities. We expect to benefit from the personnel, relationships and experience of our Manager's executives and other personnel provided by CCM through our Manager. The executive officers and key personnel of our Manager will evaluate, negotiate, close and monitor our investments; therefore, our success will depend on their continued service.

        The departure of any of the senior personnel of our Manager, or of a significant number of the investment professionals or principals of CCM, could have a material adverse effect on our ability to achieve our investment objectives. In addition, we offer no assurance that our Manager will remain our investment manager or that we will continue to have access to our Manager's or CCM's executive officers and other investment professionals. The initial term of our management agreement with our Manager only extends until the third anniversary of the closing of this offering, with automatic one-year renewals thereafter. If the management agreement is terminated and no suitable replacement is found to manage us, we may not be able to execute our business plan.

Our Manager does not have experience operating a REIT or a public company or maintaining our exemption from registration under the 1940 Act.

        Our Manager does not have experience operating a REIT or a public company. The REIT provisions of the Internal Revenue Code are complex, and any failure to comply with those provisions in a timely manner could prevent us from qualifying as a REIT or force us to pay unexpected taxes and penalties. If we violate any such provisions, our net income could be reduced and we could incur a loss. In addition, our Manager has no experience operating a business in compliance with the numerous requirements and limitations of the 1940 Act applicable to REITs. Our Manager's lack of experience in managing a portfolio of assets under the REIT provisions of the Internal Revenue Code and 1940 Act limitations may limit our ability to achieve our investment objectives.

We and our Manager have limited operating histories and the prior performance of real estate investment programs sponsored by CCM may not be indicative of our future results.

        We and our Manager have limited operating histories. You should not rely upon the past performance of other real estate investment programs sponsored by CCM to predict our future results. You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that are, like us, in their early stage of development. To be successful, our Manager must, among other things: identify and acquire investments that meet our investment objectives; attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; respond to competition for our targeted real estate properties and other investments; and continue to build and expand its operational structure to support our business. There can be no assurance that our Manager will succeed in achieving these goals.

We have no recourse to CCM if it does not fulfill its obligations under the administrative services agreement.

        Neither we nor our Manager will have any employees or separate facilities. Our day-to-day operations will be conducted by employees of CCM pursuant to an administrative services agreement among our Manager and CCM. Under the administrative services agreement, our Manager will also be provided with the services and other resources necessary for our Manager to perform its obligations and responsibilities under the management agreement in exchange for certain fees payable by our Manager. Although the administrative services agreement may not be terminated unless the management agreement has been terminated pursuant to its terms, CCM may assign its rights and obligations thereunder to any of its affiliates. In addition, because we will not be a party to the administrative services agreement, we do not have any recourse to CCM if it does not fulfill its obligations under the administrative services agreement or if it elects to assign the agreement to one of its affiliates. Also, our Manager only has nominal assets and we will have limited recourse against our Manager under the management agreement to remedy any liability to us from a breach of contract or fiduciary duties.

The ability of our Manager and CCM's officers and other personnel to engage in other business activities may reduce the time our Manager spends managing our business and may result in certain conflicts of interest.

        Certain of our officers and directors, the officers of our Manager and the officers and other personnel of CCM, also serve or may serve as officers, directors or partners of Other Cerberus Entities. Further, the officers of our Manager and the officers and other personnel providing services to us through the Manager may be called upon to provide managerial assistance to Other Cerberus Entities. These demands on their time may distract them or reduce the time our Manager spends managing our business. The Other Cerberus Entities or others that may be organized by Cerberus or funds managed by Cerberus in the future may at times compete with us for some of our target investments.

We do not have a policy that expressly prohibits our security holders or affiliates from engaging for their own account in business activities of the types conducted by us.

        We do not have a policy that expressly prohibits our security holders or affiliates from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics contains a conflicts of interest policy that prohibits our directors and executive officers, as well as personnel of CCM who provide services to us, from engaging for their own account in the business activities of the types conducted by us, absent specific approval from the CCM Compliance and Risk Management Committee and/or the CCM Securities Compliance Committee and subject to limited exceptions relating to investing in open-end mutual funds, exchange-traded funds and managed accounts.

There are various conflicts of interest in our relationship with Cerberus that could result in decisions that are not in the best interests of our stockholders.

        We are subject to conflicts of interest arising out of our relationship with Cerberus, including our Manager. In the future, we may enter into additional transactions with CCM or its affiliates. In particular, we may invest in, or acquire, certain of our investments through joint ventures with affiliates of Cerberus or co-invest with, purchase assets from, sell assets to or arrange financing from, provide financing to or obtain servicing, origination or other services from, Other Cerberus Entities. Any such transactions will require approval by our board of directors, including a majority of our independent directors. Any such approval will be deemed to be granted if the applicable transaction satisfies parameters established by our independent directors. We expect that our independent directors will establish parameters that will apply to such conflicts of interest in order to enable transactions to occur in an orderly and timely manner. There can be no assurance that any procedural protections will be sufficient to assure that these transactions will be made on terms that will be at least as favorable to us as those that would have been obtained in an arm's-length transaction.

        Certain Other Cerberus Entities may participate pursuant to the Cerberus Allocation Policy in purchases of our target assets as part of their respective investment strategies. In addition, existing or future portfolio companies of funds managed by Cerberus may from time to time acquire our target assets as a part of their business strategies. To the extent such Other Cerberus Entities or such portfolio companies seek to acquire our target assets, the scope of opportunities otherwise available to us may be adversely affected and/or reduced. CCM has an investment allocation policy in place that is intended to ensure that each client is treated in a manner that, over time, is fair and equitable. According to this policy, investments may be allocated pursuant to a pro rata allocation or in certain circumstances other than pro rata. The investment allocation policy may be amended by CCM at any time without our consent.

Our management agreement was negotiated between related parties and its terms, including fees payable to our Manager, may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

        Our management agreement was negotiated between related parties and its terms, including fees, expense reimbursements and other amounts payable to our Manager, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the management agreement because of our desire to maintain our ongoing relationship with our Manager.

The termination of our management agreement may be difficult and costly, which may materially and adversely affect our inclination to end our relationship with our Manager.

        Termination of the management agreement with our Manager without cause is difficult and costly. The term "cause" is limited to those circumstances described under "Our Manager and the Management Agreement—Management Agreement." The management agreement provides that, in the absence of cause, it may only be terminated by us after the third anniversary of the closing of this offering, in connection with non-renewal of successive one year terms, upon the vote of at least two-thirds of our independent directors, based upon: (i) our Manager's unsatisfactory performance that is materially detrimental to us, or (ii) a determination that the management fees payable to our Manager are not fair, subject to our Manager's right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. Our Manager will be provided 180 days prior notice of any such termination. Additionally, upon non-renewal, a termination by us without cause, or upon a termination by our Manager due to our material breach, the management agreement provides that we will pay our Manager a termination payment equal to                        times the average annual base management fee earned by our Manager during the 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter. These provisions increase the effective cost to us of electing not to renew, or defaulting in our obligations under, the management agreement, thereby adversely affecting our inclination to end our relationship with our Manager, even if we believe our Manager's performance is not satisfactory.

        Our Manager is only contractually committed to serve us until the third anniversary of the closing of this offering. Thereafter, the management agreement is renewable on an annual basis; provided, however, that our Manager may decline to renew the management agreement annually upon 180 days prior notice. If the management agreement is terminated and no suitable replacement is found to manage us, we may not be able to execute our business plan.

Our Manager's and CCM's liability is limited under the management agreement, and we have agreed to indemnify our Manager against certain liabilities. As a result, we could experience poor performance or losses for which our Manager would not be liable.

        Pursuant to the management agreement, our Manager will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Under the terms of the management agreement, our Manager, its officers, members, managers, directors, personnel, any person controlling or controlled by our Manager (including CCM) and any person providing services to our Manager will not be liable to us, any subsidiary of ours, our stockholders or any subsidiary's stockholders or partners for acts or omissions performed in accordance with and pursuant to the management agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement. In addition, we have agreed to indemnify our Manager, its officers, stockholders, members and managers against certain liabilities.

The manner of determining the management fee may not provide sufficient incentive to our Manager to maximize risk-adjusted returns on our investment portfolio since it is based on our stockholders' equity (as defined in the management agreement) and not on other measures of performance.

        Our Manager is entitled to receive a management fee that is based on the amount of our stockholders' equity (as defined in the management agreement) at the end of each quarter, regardless of our performance. Our stockholders' equity, for the purposes of calculating the management fee, is not the same as, and could be greater than, the amount of stockholders' equity shown on our consolidated financial statements. The possibility exists that significant management fees could be payable to our Manager for a given quarter despite the fact that we could experience a net loss during that quarter. Our Manager's entitlement to such significant nonperformance-based compensation may not provide sufficient incentive to our Manager to devote its time and effort to source and maximize risk-adjusted returns on our investment portfolio, which could, in turn, materially and adversely affect our ability to make distributions to our stockholders and the market price of our common stock. Furthermore, the compensation payable to our Manager will increase as a result of future equity offerings, even if the offerings are dilutive to existing stockholders.

Our board of directors will approve very broad investment guidelines for our Manager and will not approve each investment and financing decision made by our Manager.

        Our Manager will be authorized to follow very broad investment guidelines. Our board of directors will periodically review our investment guidelines and our investment portfolio but will not, and will not be required to, review all of our proposed investments. In addition, in conducting periodic reviews, our board of directors may rely primarily on information provided to them by our Manager. Furthermore, our Manager may use complex strategies, and transactions entered into by our Manager may be costly, difficult or impossible to unwind by the time they are reviewed by our board of directors. Our Manager will have great latitude within the broad parameters of our investment guidelines in determining the types and amounts of residential mortgage assets, other real estate-related securities and securitized financial instruments and other investments it may decide are attractive investments for us, which could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. Further, decisions made and investments and financing arrangements entered into by our Manager may not fully reflect the best interests of our stockholders.

Our Manager may invest in other real estate-related assets that do not fall within our target assets and in non-real estate-related assets which may expose us to additional risks.

        Subject to maintaining our qualification as a REIT and our exemption from registration under the 1940 Act, our Manager may also invest in real estate-related assets that do not fall within our target assets, and our Manager may, in its sole discretion, cause us to invest in non-real estate-related assets, including, without limitation, non-real estate-related ABS, corporate loans and unsecured debt of any issuer (whether U.S. or non-U.S.). Non-real estate-related assets are subject to additional risks other than those of our real estate-related assets described in this prospectus. We may also engage in investment, hedging or financing techniques other than those described in this prospectus. Our stockholders will not have any input into these investment decisions and may not approve of our Manager's investments in these assets.

Our Manager's failure to make investments on favorable terms that satisfy our investment strategy and otherwise generate attractive risk-adjusted returns initially and consistently from time to time in the future would materially and adversely affect us.

        Our ability to achieve our investment objectives will depend on our ability to grow, which will depend, in turn, on the management team provided by our Manager and its ability to identify and to make investments on favorable terms that meet our investment criteria as well as on our access to financing on acceptable terms. We may not be able to manage growth effectively or to achieve growth at all. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our Manager's due diligence of investment opportunities may not identify all pertinent risks which could materially affect our business, financial condition, liquidity and results of operations.

        Our Manager intends to conduct due diligence with respect to each investment and suitable investment opportunities may not be immediately available. It is possible, however, that our Manager's due diligence processes will not uncover all relevant facts regarding such investments. In particular, investments that initially appear to be viable may prove not to be over time due to economic, legal, political or other factors. In addition, because the successful implementation of our investment strategy depends, in part, on our ability to successfully predict and take advantage of changing market conditions, to the extent we are unable to do so, returns may be adversely affected. These considerations are particularly relevant in light of the current uncertain economic environment. Our inability to do any of the foregoing likely would materially and adversely affect our business, financial condition, liquidity and results of operations.

Our Manager may change its investment process, or elect not to follow it, without stockholder consent at any time which may materially and adversely affect our investments.

        Our Manager may change its investment process without stockholder consent at any time. In addition, there can be no assurance that our Manager will follow the investment process in relation to the identification and underwriting of prospective investments. Changes in our Manager's investment process may result in inferior due diligence and underwriting standards, which may affect our investments.

Our ability to generate returns for our stockholders through our investment, finance and operating strategies is subject to then existing market conditions, and we may make significant changes to these strategies in response to changing market conditions.

        Our objective is to provide attractive risk-adjusted returns to our stockholders by generating income and capital appreciation through our investment strategies. We intend to achieve this objective over time by principally investing (directly or indirectly) in, acquiring, managing or financing our target assets. In the future, to the extent that market conditions stabilize or change and we have sufficient capital to do so, our Manager may, depending on prevailing market conditions, change our investment focus in response to opportunities available in different interest rate, economic and credit environments. As a result, we cannot predict the percentage of our equity that will be invested in any of our target assets at any given time.

We are highly dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to make distributions to all stockholders.

        Our business is highly dependent on communications and information systems of our Manager. Any failure or interruption of our Manager's systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operating results and liquidity and negatively affect the market price of our common stock and our ability to make distributions to our stockholders.

Our Manager is subject to extensive regulation as an investment adviser, which could adversely affect its ability to manage our business.

        Our Manager is subject to regulation as an investment adviser by various regulatory authorities that are charged with protecting the interests of its clients, including us. Instances of criminal activity and fraud by participants in the investment management industry and disclosures of trading and other abuses by participants in the financial services industry have led the U.S. Government and regulators to consider increasing the rules and regulations governing, and oversight of, the U.S. financial system. This activity is expected to result in changes to the laws and regulations governing the investment management industry and more aggressive enforcement of the existing laws and regulations. Our Manager could be subject to civil liability, criminal liability, or sanction, including revocation of its registration as an investment adviser, revocation of the licenses of its employees, censures, fines, or temporary suspension or permanent bar from conducting business, if it is found to have violated any of these laws or regulations. Any such liability or sanction could adversely affect its ability to manage our business.

        Our Manager must continually address conflicts between its interests and those of its clients, including us. In addition, the SEC and other regulators have increased their scrutiny of potential conflicts of interest. We believe our Manager has procedures and controls that are reasonably designed to address these issues. However, appropriately dealing with conflicts of interest is complex and difficult and if our Manager fails, or appears to fail, to deal appropriately with conflicts of interest, it could face litigation or regulatory proceedings or penalties, any of which could adversely affect its ability to manage our business.

We do not own the Cerberus name, but we may use the name pursuant to a license agreement with Cerberus. Use of the name by other parties or the termination of our license agreement may harm our business.

        We will enter into a license agreement with Cerberus prior to the completion of this offering pursuant to which it will grant to us a non-exclusive, royalty-free license to use the name "Cerberus." Under this agreement, we will have a right to use this name for so long as our Manager serves as our Manager pursuant to the management agreement. Cerberus will retain the right to continue using the "Cerberus" name. Further, we will be unable to preclude Cerberus from licensing or transferring the ownership of the "Cerberus" name to third parties, some of whom may compete with us. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of Cerberus or others. Furthermore, in the event that the license agreement is terminated, we will be required to change our name and cease using the name. Any of these events could disrupt our recognition in the market place, damage any goodwill we may have generated and otherwise harm our business. The license agreement will terminate concurrently with the termination of the management agreement.

If Cerberus REIT Advisor LLC ceases to be our manager in the future, financial institutions providing any financing arrangements to us may not provide future financing to us.

        Financial institutions that we seek to finance our investments may require that Cerberus REIT Advisor LLC continue to act in such capacity. If Cerberus REIT Advisor LLC ceases to be our manager in the future, it may constitute an event of default and the financial institution providing the arrangement may have acceleration rights with respect to outstanding borrowings and termination rights with respect to our ability to finance our future investments with that institution. If we are unable to obtain financing for our accelerated borrowings and for our future investments under such circumstances, our business, financial condition or results of operations could be materially and adversely affected.

Risks Related to Our Common Stock

There is no public market for our common stock and a market may never develop, which could result in holders of our common stock being unable to monetize their investment.

        Our shares of common stock are newly-issued securities for which there is no established trading market. We expect to list our common stock on the New York Stock Exchange, or the NYSE, under the symbol "            ," but there can be no assurance that an active trading market for our common stock will develop. Accordingly, no assurance can be given as to the ability of our stockholders to sell their shares of common stock or the price that our stockholders may obtain for their shares of common stock. Some of the factors that could negatively affect the market price of our common stock include:

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  our actual or anticipated variations in our quarterly operating results;

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  changes in our earnings estimates or publication of research reports about us or the real estate industry;

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  changes in market valuations of similar companies;

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  adverse market reaction to any increased indebtedness we incur in the future;

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  additions to or departures of our Manager's key personnel;

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  actions by our stockholders; and

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  speculation in the press or investment community.

        Market factors unrelated to our performance could also negatively impact the market price of our common stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in the capital markets can affect the market value of our common stock. For instance, if interest rates rise, it is likely that the market price of our common stock will decrease as market rates on interest-bearing securities increase.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

        The JOBS Act contains provisions that, among other things, relax certain reporting requirements for "emerging growth companies," including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to (1) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, (2) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (5) provide certain disclosure regarding executive compensation required of larger public companies or (6) hold stockholder advisory votes on executive compensation. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

        As noted above, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates.

Investing in our common stock may involve a high degree of risk.

        The investments that we make in accordance with our investment objectives may result in a high amount of risk when compared to alternative investment options. Our investments may be highly speculative and aggressive, and therefore an investment in our common stock may not be suitable for someone with a lower risk tolerance.

        One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our distribution rate as a percentage of the trading price of our common stock relative to market interest rates. If the market price of our common stock is based primarily on the earnings and return that we derive from our investments and income with respect to our investments and our related distributions to stockholders, and not from the market value of the investments themselves, then interest rate fluctuations and capital market conditions are likely to affect adversely the market price of our common stock. For instance, if market rates rise without an increase in our distribution rate, the market price of our common stock could decrease as potential investors may require a higher distribution yield on our common stock or seek other securities paying higher distributions or interest. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby reducing cash flow and our ability to service our indebtedness and pay distributions.

Common stock eligible for future sale may have adverse effects on our share price.

        We are offering                        shares of our common stock as described in this prospectus. In addition, concurrent with this offering, we will complete a private placement in which we will sell an aggregate of                                    shares of our common stock to an affiliate of our Manager (which will represent an aggregate investment equal to        % of the gross proceeds raised in this offering and the concurrent private placement, excluding the underwriters' overallotment option). In addition, our 2013 Equity Incentive Plans provide for grants of equity-based awards from time to time covering up to                         percent of the issued and outstanding shares of our common stock, calculated on a fully diluted basis as of the time of the applicable awards. At the completion of this offering and the concurrent private placement, we will grant                        shares of restricted common stock to our independent directors under our Equity Plan, which initially represents        % of the number of shares of our common stock issued to the public in this offering (without giving effect to any exercise by the underwriters of their overallotment option). See "Management—2013 Equity Incentive Plans."

        We, our Manager and the affiliate of our Manager that purchases our common stock in the concurrent private placement have, and each of our executive officers and directors and each executive officer of our Manager has, agreed with the underwriters to a 180-day lock-up period (subject to extension in certain circumstances). As a result, until the end of the 180-day lock-up period, we, our Manager and such affiliate of our Manager, and each of our executive officers and directors and each executive officer of our Manager have agreed, subject to certain exceptions, not to sell or transfer any shares of common stock without the prior written consent of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC, the representatives of the underwriters. The representatives of the underwriters may, in their sole discretion, at any time and from time to time and without notice, waive the terms and conditions of the lock-up agreements to which they are a party. Assuming no exercise of the underwriters' overallotment option to purchase additional shares, approximately        % of our shares of common stock will be subject to lock-up agreements. When the lock-up periods expire, these shares of common stock will become eligible for sale, in some cases subject to the requirements of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, which are described under "Shares Eligible for Future Sale."

        We cannot predict the effect, if any, of future sales of our common stock, or the availability of shares for future sales, on the market price of our common stock. The market price of our common stock may decline significantly when the restrictions on resale (or lock-up agreements) by certain of our stockholders lapse. Sales of substantial amounts of common stock or the perception that such sales could occur may adversely affect the prevailing market price for our common stock.

        Also, we may issue additional shares in subsequent public offerings or private placements to make new investments or for other purposes. We are not required to offer any such shares to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future share issuances, which may dilute the existing stockholders' interests in us.

We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future.

        We are generally required to distribute to our stockholders at least 90% of our taxable income (excluding net capital gains) each year for us to qualify as a REIT under the Internal Revenue Code, which requirement we intend to satisfy through the payment of quarterly distributions and making distributions to our stockholders in an amount such that we distribute all or substantially all of our net taxable income in each year. We have not established a minimum distribution payment level and our ability to pay distributions may be adversely affected by a number of factors, including the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our actual and projected results of operations, our actual and projected financial condition, cash flows and liquidity, our business and prospects, our operating expenses, our capital expenditure requirements, our debt service requirements, the timing of the investment of our capital, our taxable income, applicable law, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors that our board deems relevant. We believe that a change in any one of the following factors could adversely affect our results of operations and impair our ability to pay distributions to our stockholders:

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  the profitability of the investment of the net proceeds of this offering and the concurrent private placement;

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  our ability to make profitable investments;

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  margin calls or other expenses that reduce our cash flow;

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  decreases in the value of our portfolio or defaults in our asset portfolio; and

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  the fact that our projections regarding our operating expense levels may not prove accurate, as actual results may vary from estimates.

        We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions in the future. In addition, some of our distributions may include a return of capital.

Future offerings of debt or equity securities, which would rank senior to our common stock, may adversely affect the market price of our common stock.

        If we decide to issue debt or equity securities in the future, which would rank senior to our common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk that our future offerings will reduce the market price of our common stock and dilute the value of their stock holdings in us. Furthermore, the compensation payable to our Manager will increase as a result of future issuances of our equity securities even if the issuances are dilutive to existing stockholders.

The market price of our securities could fluctuate and could cause you to lose a significant part of your investment.

        The market price of our securities may be influenced by many factors, some of which are beyond our control, including those described above and the following:

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  changes in financial estimates by analysts;

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  fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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  general economic conditions;

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  changes in market valuations of similar companies;

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  regulatory developments in the United States; and

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  additions or departures of key personnel.

        Resulting fluctuations in the market price of our securities could cause you to lose a significant part of your investment.

Risks Related to Our Organization and Structure

Our authorized but unissued shares of common and preferred stock may prevent a change in our control.

        Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors may establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in the investors' best interests.

        Our charter limits the liability of our present and former directors and officers to us and our stockholders for money damages to the maximum extent permitted under state law. Under Maryland law, our present and former directors and officers do not have any liability to us and our stockholders for money damages other than liability resulting from:

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  actual receipt of an improper benefit or profit in money, property or services; or

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  active and deliberate dishonesty by the director or officer that was established by a final judgment and was material to the cause of action adjudicated.

        Our charter authorizes us to indemnify our directors and officers for actions taken by them in those and other capacities to the maximum extent permitted by applicable state law. Our bylaws require us to indemnify each present and former director or officer, to the maximum extent permitted by applicable state law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. Prior to the consummation of this offering we will enter into indemnification agreements with each of our directors and officers pursuant to which we may be obligated to pay or reimburse the defense costs incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. See "Certain Relationships and Related Transactions—Limitations on Liability and Indemnification of Officers and Directors."

Ownership limitations may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their shares.

        In order for us to qualify as a REIT for each taxable year after 2013, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. "Individuals" for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts.

        To assist us in maintaining our qualification as a REIT, our charter generally prohibits any person from directly or indirectly owning more than 9.8%, by value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or capital stock. These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

Provisions in our charter, our bylaws and Maryland law may have the effect of preventing or hindering a change in control and adversely affecting the market price of our common stock.

        Provisions in our charter and our bylaws and applicable provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares.

        In order to maintain our qualification as a REIT, during the last half of each of our taxable years other than our initial taxable year, not more than 50% in value of our outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Internal Revenue Code to include certain entities). In order to assist us in protecting against the risk of losing our qualification as a REIT due to concentration of ownership among our stockholders and for other reasons, our charter generally prohibits any person or entity from beneficially or constructively owning more than 9.8%, by value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or capital stock (except for CCM, which is subject to a         % excepted holder limit), unless our board of directors waives or modifies this ownership limit. These limits and the other restrictions on ownership and transfer of our stock set forth in our charter may have the effect of precluding an acquisition of control of us by a third party without the consent of our board of directors.

        We are subject to the "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations (including a merger, consolidation, statutory share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between us and an "interested stockholder" (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of our then outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder. After the five-year prohibition, any business combination generally must be recommended by our board of directors and approved by the affirmative vote of at least (1) eighty percent of the votes entitled to be cast by holders of outstanding shares of our voting stock; and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if, among other conditions, our common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder, which approval may be conditioned by the board of directors. These provisions of the MGCL also do not apply to business combinations that are approved or exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted (1) business combinations between us and any person, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person), (2) business combinations between us and Cerberus or our Manager or any of their affiliates or associates, and (3) business combinations between us and any person acting in concert with any of the foregoing. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and any of them. As a result, any of these persons may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute. There can be no assurance that this resolution will not be repealed at any time in the future.

        The "control share" provisions of the MGCL provide that, subject to certain exceptions, holders of "control shares" of a Maryland corporation (defined as shares that, when aggregated with other shares owned or controlled by the stockholder, entitle the stockholder to direct (other than solely by virtue of a revocable proxy) one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of issued and outstanding "control shares") are not entitled to vote with respect to the control shares except to the extent approved by the stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our employees who are also our directors. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

        The "unsolicited takeover" provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain measures, some of which (for example, a classified board) we do not currently have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby we elect, upon closing this offering, to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See "Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Business Combinations," "Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Control Share Acquisitions" and "Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Subtitle 8."

We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent that distributions exceed earnings or cash flow from our operations.

        We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent that distributions exceed earnings or cash flow from our operations. Such distributions would reduce the amount of cash we have available for investing and other purposes and could be dilutive to our financial results. In addition, funding our distributions from our net proceeds may constitute a return of capital to our investors, which would have the effect of reducing each stockholder's basis in its shares of common stock.

Tax Risks

If we do not qualify as a REIT or fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

        We intend to operate in a manner that will allow us to qualify as a REIT commencing with our taxable year ending December 31, 2013. Although we do not intend to request a ruling from the Internal Revenue Service, or the IRS, as to our REIT qualification, we will receive an opinion of our counsel, Lowenstein Sandler PC, with respect to our qualification as a REIT in connection with this offering of common stock. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of Lowenstein Sandler PC will represent only the view of our counsel based on our counsel's review and analysis of existing law and on certain representations as to factual matters and covenants made by us and our Manager, including representations relating to the values of our assets and the sources of our income. The opinion will be expressed as of the date issued. Lowenstein Sandler PC will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of Lowenstein Sandler PC, and our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Lowenstein Sandler PC. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Accordingly, there can be no assurance that the IRS will not contend that our interests in subsidiaries or in securities of other issuers will not cause a violation of the REIT requirements.

        If we were to fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock. Unless we were entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year in which we failed to qualify as a REIT.

        In addition, certain of our target assets, including certain MSRs, will not be real estate assets for purposes of the 75% asset test applicable to REITs and will not generate qualifying income for purposes of the 75% gross income test and/or the 95% gross income test applicable to REITs. To the extent (i) the value of such assets, when added to other assets that are not qualifying assets for purposes of the 75% asset test, exceeds 25% of the value of our total assets, or (ii) income generated by such assets, together with other income we earn that does not qualify for the 75% or 95% gross income test, as applicable, exceeds 25% or 5% of our gross income, these investments could cause us to not qualify as a REIT or fail to remain qualified as a REIT and we may be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders. We may choose to invest in these assets through a TRS, in which case income from the assets would be subject to U.S. federal, state and local income tax, reducing the after-tax return from the assets.

Our qualification as a REIT and exemption from U.S. federal income tax with respect to certain assets may be dependent on the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets that we acquire, and the inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

        When purchasing securities, we may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for U.S. federal income tax purposes, and also to what extent those securities constitute real estate assets for purposes of the REIT 75% asset test and produce income which qualifies under the 75% REIT gross income test. In addition, when purchasing the equity tranche of a securitization, we may rely on opinions or advice of counsel regarding the qualification of the securitization for exemption from U.S. corporate income tax and the qualification of interests in such securitization as debt for U.S. federal income tax purposes. The inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

Dividends payable by REITs have not qualified for the reduced tax rates available for some dividends in taxable years beginning before January 1, 2013.

        For taxable years beginning prior to January 1, 2013, the maximum tax rate applicable to income from "qualified dividends" payable to domestic stockholders that are individuals, trusts and estates is 15%. Dividends payable by REITs, however, generally are not eligible for the reduced rates and therefore may be subject to a 35% maximum U.S. federal income tax rate on ordinary income during this period. Absent legislative action, for taxable years beginning after December 31, 2012, all dividends payable to U.S. stockholders that are individuals, trusts and estates will be subject to a maximum U.S. federal income tax rate of 39.6%, regardless of whether the dividend is payable by a REIT. However, if legislation is passed extending the reduced tax rates in effect prior to 2013, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends even though the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs. This could adversely affect the value of the stock of REITs, including our common stock. In addition, under U.S. federal legislation, for taxable years beginning after December 31, 2012, certain U.S. holders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including capital gains from the sale or other disposition of our common stock.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our shares.

        At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

REIT distribution requirements could adversely affect our ability to execute our business plan.

        We generally must distribute annually at least 90% of our net taxable income, excluding net capital gains, in order for U.S. federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our net taxable income, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to make distributions to our stockholders to comply with the REIT distribution requirements of the Internal Revenue Code.

        From time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with U.S. GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. For example, we may be required to accrue interest and discount income on mortgage-backed securities, mortgage loans, and other types of debt securities or interests in debt securities before we receive any payments of interest or principal on such assets. We may also be treated as holding distressed debt instruments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under the applicable Treasury regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower, with gain recognized by us to the extent that the principal amount of the modified debt exceeds our cost of purchasing it prior to modification. We may be required under the terms of the indebtedness that we incur, whether to private lenders or pursuant to government programs, to use cash received from interest payments to make principal payment on that indebtedness, with the effect that we will recognize taxable income but will not have a corresponding amount of cash available for distribution to our stockholders. In such circumstances, we could be required to (i) sell assets in adverse market conditions, (ii) borrow funds on unfavorable terms, (iii) sell investments at disadvantageous prices, (iv) make a portion of our distributions in the form of a taxable stock distribution or distribution of debt securities, or (v) distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce the value of our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could materially and adversely affect the value of our common stock.

Even if we qualify and remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

        Even if we qualify and remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes, such as mortgage recording taxes. See "U.S. Federal Income Tax Considerations." Any of these taxes would decrease cash available for distribution to our stockholders. In addition, in order to meet the REIT qualification requirements, or to avoid the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we intend to hold some of our assets through TRSs or other subsidiary corporations that will be subject to corporate-level income tax at regular rates. Any of these taxes would decrease cash available for distribution to our stockholders.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans that would be treated as sales for U.S. federal income tax purposes and the sale or other disposition of single and multi-family residential properties.

        A REIT's net income from prohibited transactions is subject to a 100% excise tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held as inventory or primarily for sale to customers in the ordinary course of business. Although we do not intend to hold a significant amount of single or multi-family residential properties as inventory or primarily for sale to customers in the ordinary course of our business, the characterization of an asset sale as a prohibited transaction depends on the particular facts and circumstances. The Internal Revenue Code provides a safe harbor that, if met, allows a REIT to avoid being treated as being engaged in a prohibited transaction. In order for the safe harbor to apply to a sale of property, among other things, (i) the REIT must have held the property for at least two years for the production of rental income, (ii) the expenditures that the REIT capitalized with respect to the property during the two years preceding the sale must be less than 30% of the net selling price of the property, and (iii) the REIT's sales of other properties during the taxable year of the sale must not exceed certain thresholds. It may not be possible to satisfy this safe harbor with respect to certain activities, in particular if we intend to acquire, refurbish and sell the property in a short period of time.

        The 100% excise tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates. Accordingly, if we intend to sell an asset and are not able to satisfy the safe harbor described above, we may hold the asset through a TRS. In addition, it is possible that we may sell certain properties that have not met all of the requirements of the safe harbor, and that are not held through a TRS, if we believe that the sale would not be a prohibited transaction based on a facts and circumstances analysis. If the Internal Revenue Service were to successfully argue that such a sale was in fact a prohibited transaction, we would be subject to the 100% excise tax with respect to such sale.

        In addition, we might be subject to this tax if we were to sell or securitize loans in a manner that was treated as a sale of the loans as inventory for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans, other than through a TRS, and we may be required to limit the structures we use for our securitization transactions, even though such sales or structures might otherwise be beneficial for us.

Although our use of TRSs may be able to partially mitigate the impact of meeting the requirements for qualification as a REIT, our ownership of and relationship with our TRSs is limited and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

        A REIT may own up to 100% of the stock of one or more TRSs. Other than certain activities relating to lodging and healthcare facilities, a TRS generally may engage in any business and may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Overall, no more than 25% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

        Any TRSs that we form will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but are not required to be distributed to us. We anticipate that the aggregate value of the securities of our TRSs will be less than 25% of the value of our total assets (including our TRS securities). Furthermore, we intend to monitor the value of our respective investments in our TRSs for the purpose of ensuring compliance with TRS ownership limitations. In addition, we will review all of our transactions with TRSs to ensure that they are entered into on arm's-length terms to avoid incurring the 100% excise tax described above. We cannot assure you, however, that we will be able to comply with the 25% limitation or to avoid application of the 100% excise tax discussed above.

Complying with REIT requirements may cause us to liquidate or forgo otherwise attractive investment opportunities.

        To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and mortgage-backed securities. The remainder of our investments (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs. See "U.S. Federal Income Tax Considerations." If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our investment portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

        In addition to the asset tests set forth above, to qualify as a REIT we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our stockholders and the ownership of our stock. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.

        We may acquire mortgage-backed securities in the secondary market for less than their face amount. In addition, pursuant to our ownership of certain mortgage-backed securities, we may be treated as holding certain debt instruments acquired in the secondary market for less than their face amount. The discount at which such securities or debt instruments are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as "market discount" for U.S. federal income tax purposes. Accrued market discount is generally reported as income when, and to the extent that, any payment of principal of the mortgage-backed security or debt instrument is made. If we collect less on the mortgage-backed security or debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions. In addition, pursuant to our ownership of certain mortgage-backed securities, we may be treated as holding distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under applicable Treasury regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize taxable gain to the extent the principal amount of the modified debt exceeds our adjusted tax basis in the unmodified debt, even if the value of the debt or the payment expectations have not changed.

        Moreover, some of the mortgage-backed securities or debt instruments that we acquire may have been issued with original issue discount ("OID"). We will be required to report such original issue discount based on a constant yield method and will be taxed based on the assumption that all future projected payments due on such mortgage-backed securities will be made. If such mortgage-backed securities or debt instruments turn out not to be fully collectable, an offsetting loss deduction will become available only in the later year that uncollectability is provable.

        In the event that any mortgage-backed securities or debt instruments we are treated as holding pursuant to our investments in mortgage-backed securities are delinquent as to mandatory principal and interest payments, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received or are ultimately collectable. In each case, while we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectable, the utility of that deduction could depend on our having taxable income in that later year or thereafter.

        Further, based on Internal Revenue Service guidance concerning the classification of excess MSRs, to the extent we acquire excess MSRs, we intend to treat such excess MSRs as ownership interests in the interest payments made on the underlying mortgage loans, akin to an "interest only" strip. Under this treatment, for purposes of determining the amount and timing of taxable income, each excess MSR is treated as a bond that was issued with OID on the date we acquired such excess MSR. In general, we will be required to accrue OID based on the constant yield to maturity of each excess MSR, and to treat such OID as taxable income in accordance with the applicable U.S. federal income tax rules. The constant yield of an excess MSR will be determined, and we will be taxed, based on a prepayment assumption regarding future payments due on the mortgage loans underlying the excess MSR. If the mortgage loans underlying an excess MSR prepay at a rate different than that under the prepayment assumption, our recognition of OID will be either increased or decreased depending on the circumstances. Thus, in a particular taxable year, we may be required to accrue an amount of income in respect of an excess MSR that exceeds the amount of cash collected in respect of that excess MSR. Furthermore, it is possible that, over the life of the investment in an excess MSR, the total amount we pay for, and accrue with respect to, the excess MSR may exceed the total amount we collect on such excess MSR. No assurance can be given that we will be entitled to a deduction for such excess, meaning that we may be required to recognize phantom income over the life of an excess MSR.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders may incur, and may limit the manner in which we effect future securitizations.

        Securitizations could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. As a REIT, so long as we own 100% of the equity interests in a taxable mortgage pool, we generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our stock is owned by tax-exempt "disqualified organizations," such as certain government-related enterprises and charitable remainder trusts that are not subject to tax on unrelated business income, we may incur a corporate level tax on a portion of our income from the taxable mortgage pool. In that case, we may reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax. Moreover, we would be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Our ability to invest in and dispose of "to be announced" securities could be limited by our election to be subject to tax as a REIT.

        We intend to purchase Agency RMBS through TBA contracts. In certain instances, rather than take delivery of the Agency RMBS subject to a TBA, we may dispose of the TBA through a dollar roll transaction in which we agree to purchase similar securities in the future at a predetermined price or otherwise, which may result in the recognition of income or gains. We intend to account for dollar roll transactions as purchases and sales of securities. The law is unclear regarding whether TBAs are qualifying assets for purposes of the 75% asset test and whether income and gains from dispositions of TBAs is qualifying income for purposes of the 75% gross income test. We do not expect TBAs to comprise a significant portion of our assets and, therefore, do not expect TBAs to adversely affect our ability to meet the REIT assets tests. No assurance can be given that the IRS would treat TBAs as qualifying assets. In the event that such assets are determined to be non-qualifying, we could be subject to a penalty tax or we could fail to qualify as a REIT if the value of our TBAs, together with our non-qualifying assets for the 75% asset test, exceeded 25% of our total assets at the end of any calendar quarter or any income from the disposition of TBAs exceeded 25% of our gross income for any taxable year. Accordingly, our ability to purchase Agency RMBS through TBAs and to dispose of TBAs, through dollar roll transactions or otherwise, could be limited.

The failure of securities subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to qualify as a REIT.

        We intend to enter into financing arrangements that are structured as sale and repurchase agreements pursuant to which we would nominally sell certain of our securities to a counterparty and simultaneously enter into an agreement to repurchase these securities at a later date in exchange for a purchase price. Economically, these agreements are financings which are secured by the securities sold pursuant thereto. We believe that we would be treated for REIT asset and income test purposes as the owner of the securities that are the subject of any such sale and repurchase agreement notwithstanding that such agreements may transfer record ownership of the securities to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the securities during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

Liquidation of assets may jeopardize our REIT qualification.

        To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

        The REIT provisions of the Internal Revenue Code substantially limit our ability to hedge our assets and liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See "U.S. Federal Income Tax Considerations." As a result of these rules, we intend to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code.

        Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

Certain apportionment rules may affect our ability to comply with the REIT asset and gross income tests.

        The interest apportionment rules under Treasury Regulation Section 1.856-5(c) provide that, if a mortgage is secured by both real property and other property, a REIT is required to apportion its annual interest income to the real property security based on a fraction, the numerator of which is the value of the real property securing the loan, determined when the REIT commits to acquire the loan, and the denominator of which is the highest "principal amount" of the loan during the year. IRS Revenue Procedure 2011-16 interprets the "principal amount" of the loan to be the face amount of the loan, despite the Internal Revenue Code's requiring taxpayers to treat any market discount, that is the difference between the purchase price of the loan and its face amount, for all purposes (other than certain withholding and information reporting purposes) as interest rather than principal.

        The interest apportionment regulations apply only if the mortgage loan in question is secured by both real property and other property. We expect that all or most of the mortgage loans that we acquire will be secured only by real property and no other property value will be taken into account in the underwriting process. Accordingly, it is not contemplated that we will invest in mortgage loans to which the interest apportionment rules described above would apply. Nevertheless, if the IRS were to assert successfully that our mortgage loans were secured by property other than real estate, that the interest apportionment rules applied for purposes of our REIT testing, and that the position taken in IRS Revenue Procedure 2011-16 should be applied to certain mortgage loans in our portfolio, then depending upon the value of the real property securing our mortgage loans and their face amount, and the sources of our gross income generally, we may fail to meet the 75% REIT gross income test. If we do not meet this test, we could potentially lose our REIT qualification or be required to pay a penalty to the IRS.

        In addition, the Internal Revenue Code provides that a regular or a residual interest in a real estate mortgage investment conduit, or a REMIC, is generally treated as a real estate asset for the purpose of the REIT asset tests, and any amount includible in our gross income with respect to such an interest is generally treated as interest on an obligation secured by a mortgage on real property for the purpose of the REIT gross income tests. If, however, less than 95% of the assets of a REMIC in which we hold an interest consist of real estate assets (determined as if we held such assets), we will be treated as holding our proportionate share of the assets of the REMIC for the purpose of the REIT asset tests and receiving directly its proportionate share of the income of the REMIC for the purpose of determining the amount of income from the REMIC that is treated as interest on an obligation secured by a mortgage on real property. In connection with the recently expanded HARP program, the IRS recently issued guidance providing that, among other things, if a REIT holds a regular interest in an "eligible REMIC," or a residual interest in an "eligible REMIC" that informs the REIT that at least 80% of the REMIC's assets constitute real estate assets, then (i) the REIT may treat 80% of the value of the interest in the REMIC as a real estate asset for the purpose of the REIT asset tests and (ii) the REIT may treat 80% of the gross income received with respect to the interest in the REMIC as interest on an obligation secured by a mortgage on real property for the purpose of the 75% REIT gross income test. For this purpose, a REMIC is an "eligible REMIC" if (i) the REMIC has received a guarantee from Fannie Mae or Freddie Mac that will allow the REMIC to make any principal and interest payments on its regular and residual interests and (ii) all of the REMIC's mortgages and pass-through certificates are secured by interests in single-family dwellings. If we were to acquire an interest in an eligible REMIC less than 95% of the assets of which constitute real estate assets, the IRS guidance described above may generally allow us to treat 80% of its interest in such a REMIC as a real estate asset for the purpose of the REIT asset tests and 80% of the gross income derived from the interest as qualifying income for the purpose of the 75% REIT gross income test. Although the portion of the income from such a REMIC interest that does not qualify for the 75% REIT gross income test would likely be qualifying income for the purpose of the 95% REIT gross income test, the remaining 20% of the REMIC interest generally would not qualify as a real estate asset, which could adversely affect our ability to satisfy the REIT asset tests. Accordingly, owning such a REMIC interest could adversely affect our ability to qualify as a REIT.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

        Neither ordinary nor capital gain distributions with respect to our common stock nor gain from the sale of common stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule, including: (i) part of the income and gain recognized by certain qualified employee pension trusts with respect to our common stock may be treated as unrelated business taxable income if shares of our common stock are predominantly held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as unrelated business taxable income; (ii) part of the income and gain recognized by a tax-exempt investor with respect to our common stock would constitute unrelated business taxable income if the investor incurs debt in order to acquire the common stock; (iii) part or all of the income or gain recognized with respect to our common stock by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from U.S. federal income taxation under the Code may be treated as unrelated business taxable income; and (iv) to the extent that we are (or a part of us, or a disregarded subsidiary of ours, is) a "taxable mortgage pool," or if we hold residual interests in a REMIC, a portion of the distributions paid to a tax-exempt stockholder that is allocable to excess inclusion income may be treated as unrelated business taxable income.

If we make a taxable distribution of our shares as part of a distribution in which stockholders may elect to receive shares or (subject to a limit measured as a percentage of the total distribution) cash, stockholders may be required to sell such shares or sell other assets owned by them in order to pay any tax imposed on such distribution.

        If we make a taxable distribution of our shares, stockholders would be required to include the amount of such distribution into income even though they did not receive sufficient cash to satisfy any tax imposed on such distribution. Accordingly, stockholders receiving a distribution of our shares may be required to sell shares received in such distribution or may be required to sell other stock or assets owned by them, at a time that may be disadvantageous, in order to satisfy any tax imposed on such distribution. Moreover, in the case of a taxable distribution of our shares with respect to which any withholding tax is imposed on a stockholder, we may have to withhold or dispose of part of the shares in such distribution and use such withheld shares or the proceeds of such disposition to satisfy the withholding tax imposed.

Withholding tax may apply to our dividends after December 31, 2013 and proceeds of sales in respect of our common stock after December 31, 2016.

        Pursuant to U.S. federal legislation and administrative guidance, U.S. federal withholding tax at a 30% rate will apply to payments of dividends after December 31, 2013 and gross proceeds from sales of our stock after December 31, 2016 made to foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of certain U.S. persons and U.S. owned foreign entities with accounts at the institution (or the institution's affiliates) and to annually report certain information about such accounts. The withholding tax also will apply to payments of dividends and gross proceeds of sales to certain foreign entities that do not disclose the name, address and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial U.S. owners). Thus, if a stockholder holds our shares through a foreign financial institution or foreign corporation or trust, dividends and gross proceeds of sales made after the applicable dates may be subject to a 30% withholding tax. Stockholders that are not U.S. persons may be subject to withholding tax on our dividends under current law.

Recent tax-rate changes could reduce after-tax returns for holders of our common stock.

        The maximum rates on ordinary income and long-term capital gains received after December 31, 2012, by individuals, estates, and trusts increased from 35% and 15%, respectively, to 39.6% and 20%, respectively. In addition, for taxable years beginning after December 31, 2012, certain U.S. holders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including capital gains from the sale or other disposition of our common stock.

FORWARD-LOOKING STATEMENTS

        We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "may" or similar expressions, we intend to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking:

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  use of proceeds of this offering and the concurrent private placement;

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  market trends in our industry, interest rates, real estate values, the debt securities markets, the U.S. housing market or the general economy or the demand for real estate loans;

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  our business and investment strategy;

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  our or any other companies' projected operating results;

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  actions and initiatives of the U.S. Government and changes to U.S. Government policies and the execution and impact of these actions, initiatives and policies;

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  the state of the U.S. economy generally or in specific geographic regions;

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  economic trends and economic recoveries;

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  our ability to obtain and maintain financing arrangements, including securitizations;

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  our expected leverage and our expected investments;

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  the availability of favorable RMBS return dynamics;

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  the level of government involvement in the U.S. mortgage market;

  •
  the anticipated lower default rates on non-Agency RMBS;

  •
  the return of the non-Agency RMBS securitization market;

  •
  general volatility of the securities markets in which we participate;

  •
  changes in the value of our assets;

  •
  our expected portfolio of assets;

  •
  our expected investment and underwriting process;

  •
  interest rate mismatches between our target assets and any borrowings used to fund such assets;

  •
  changes in interest rates and the market value of our target assets;

  •
  changes in prepayment rates on our target assets;

  •
  effects of hedging instruments on our target assets;

  •
  rates of default or decreased recovery rates on our target assets;

  •
  the degree to which our hedging strategies may or may not protect us from interest rate volatility and credit risks;

  •
  impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters;

  •
  our ability to maintain our qualification as a REIT for U.S. federal income tax purposes;

  •
  our ability to maintain our exemption from registration under the 1940 Act;

  •
  availability of opportunities to acquire our target assets;

  •
  availability of qualified personnel;

  •
  estimates relating to our ability to make distributions to our stockholders in the future; and

  •
  our understanding of our competition.

        The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. You should not place undue reliance on these forward-looking statements. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these factors are described in this prospectus under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        We estimate that our net proceeds from the initial public offering of our common stock and the concurrent private placement will be approximately $             million (based on an assumed public offering price of $            per share), after deducting estimated organizational and offering expenses of approximately $            payable by us. We estimate that our net proceeds will be approximately $             million if the underwriters exercise their overallotment option in full.

        All of the shares sold in this offering will be sold to the underwriters at a price of $            per share. Our Manager has agreed to pay the underwriters $            per share with respect to each share sold in this offering, representing the full underwriting discount payable with respect to the shares sold in this offering. No underwriting discount will be payable by us with respect to the shares sold in this offering.

        Concurrent with this offering, we will complete a private placement in which we expect to sell an aggregate of            shares of our common stock to an affiliate of our Manager for $            per share. No placement agent fee or underwriting discount or commission will be payable by us with respect to any of the shares sold in this private placement.

        We plan to use the net proceeds from this offering and the concurrent private placement to purchase our target assets. Subject to prevailing market conditions at the time of purchase, we expect that we will invest substantially all of such net proceeds in our target assets within approximately one to three months after the closing of this offering and the concurrent private placement. However, depending on the availability of appropriate investment opportunities and subject to prevailing market conditions, there can be no assurance that we will be able to identify a sufficient amount of investments within this time frame. Until appropriate investments can be identified, our Manager may invest these proceeds in interest-bearing short-term investments, including money market accounts and/or funds that are consistent with our intention to qualify as a REIT and maintain exemption from registration under the 1940 Act. These initial investments, if any, are expected to provide a lower net return than we will seek to achieve from investments in our target assets.

        Prior to the time we have fully used the net proceeds of this offering and the concurrent private placement to acquire our target assets, we may fund our quarterly distributions out of such net proceeds.

 DISTRIBUTION POLICY

        U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. Although we anticipate making quarterly distributions to our stockholders, the timing, form and amount of any distributions to our stockholders will be at the sole discretion of our board of directors and will depend upon a number of factors, including, but not limited to:

  •
  our actual and projected results of operations;

  •
  our actual and projected financial condition, cash flows and liquidity;

  •
  our business and prospects;

  •
  our operating expenses;

  •
  our capital expenditure requirements;

  •
  our debt service requirements;

  •
  the timing of the investment of our capital;

  •
  our taxable income;

  •
  applicable law;

  •
  the annual distribution requirements under the REIT provisions of the Internal Revenue Code; and

  •
  such other factors as our board of directors deems relevant.

        We plan to pay our first distribution in respect of the period from the closing of this offering through                        , which may be prior to the time when we have fully invested the net proceeds from this offering and the concurrent private placement in our target assets.

        If we pay a taxable stock distribution, our stockholders would be sent a form that would allow each stockholder to elect to receive its proportionate share of such distribution in all cash or in all stock, and the distribution will be made in accordance with such elections, provided that if the stockholders' elections, in the aggregate, would result in the payment of cash in excess of the maximum amount of cash to be distributed, then cash payments to stockholders who elected to receive cash will be prorated, and the excess of each such stockholder's entitlement in the distribution, less such prorated cash payment, would be paid to such stockholder in shares of our common stock.

        To the extent that in respect of any calendar year, cash available for distribution is less than our net taxable income, we could be required to sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. In addition, prior to the time we have fully invested the net proceeds of this offering and the concurrent private placement, we may fund our quarterly distributions out of such net proceeds, which would reduce the amount of cash we have available for investing and other purposes. We will generally not be required to make distributions with respect to activities conducted through any domestic TRSs that we form following the completion of this offering and the concurrent private placement. For more information, see "U.S. Federal Income Tax Considerations—Taxation of Cerberus Mortgage Capital, Inc."

        To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our net taxable income to holders of our common stock out of assets legally available therefor. The amount of cash available for distribution will be decreased by any fees or expenses payable by us to our Manager under the management agreement.

        We anticipate that our distributions generally will be taxable as ordinary income to our stockholders, although a portion of the distributions may be designated by us as qualified dividend income or capital gain, or may constitute a return of capital. In addition, a portion of such distributions may be taxable stock dividends payable in our shares. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For more information, see "U.S. Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders."

CAPITALIZATION

        The following table sets forth (1) our actual capitalization at                , and (2) our capitalization as adjusted to reflect the effect of (i) the sale of an aggregate of             shares of our common stock in this offering at an assumed initial public offering price of $      per share, (ii) the sale of an aggregate of             shares of our common stock in the concurrent private placement to an affiliate of our Manager for $      per share, (iii) the deduction of our estimated organizational and offering expenses payable by us, which expenses are currently estimated to be $            , and (iv) the concurrent grant of an aggregate of             shares of our restricted common stock to be granted to our independent directors pursuant to our Equity Plan upon the completion of this offering and the concurrent private placement.

        You should read this table together with the section titled "Use of Proceeds" included elsewhere in this prospectus.

As of
	Actual(1)(2)	As Adjusted(2)(3)
Stockholders' equity
Common stock, par value $0.001 per share; 300,000,000 shares authorized, 10 shares issued and outstanding, actual and shares issued and outstanding, as adjusted
Preferred stock, par value $0.001 per share; 100,000,000 shares authorized and no shares issued and outstanding, actual and as adjusted
Additional paid-in-capital
Accumulated deficit
Accumulated other comprehensive income
Total stockholders' equity

(1)
Includes ten shares of our common stock issued to CCM on November 14, 2012 for a purchase price of $10 per share in connection with our formation. Such ten shares will be repurchased by us at the closing of this offering and the concurrent private placement at the purchase price thereof.

(2)
Does not include                 shares of common stock available for future grants under our 2013 Equity Incentive Plans. Also assumes that the underwriters' option to purchase up to an additional             shares of our common stock to cover overallotments, if any, is not exercised.

(3)
Additional paid-in-capital has been reduced by estimated organizational and offering expenses. Our Manager has agreed to pay all of the underwriting discounts payable with respect to the shares sold in this offering.

SELECTED FINANCIAL INFORMATION

        The following table presents selected financial information as of                        that has been derived from our historical audited balance sheet as of such date and the related notes included elsewhere in this prospectus. We have no operating history and no investment portfolio.

        The following selected financial information is only a summary and is qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited balance sheet as of                        and the related notes thereto included elsewhere in this prospectus.

As of ,
Assets:
Cash	$

Total Assets	$

Liabilities and Stockholders' Equity:
Liabilities
Common stock, par value $0.001 per share; 300,000,000 shares authorized and 10 shares issued and outstanding
Additional paid-in capital
Stockholders' equity	$

Total liabilities and stockholders' equity	$

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with the sections of this prospectus entitled "Risk Factors," "Forward-Looking Statements" and "Business" and our balance sheet dated as of                        and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a newly-organized Maryland corporation formed primarily to invest in, finance and manage a diversified portfolio of residential mortgage assets consisting of Agency and non-Agency RMBS and other real estate-related assets. We also intend to pursue, both during the initial period following the closing of this offering and opportunistically over time, a broad range of investments in residential mortgage whole loans and other real estate-related assets, including securitized financial assets, mortgage servicing rights, excess mortgage servicing rights and residential housing for lease, which, together with RMBS, we refer to as our target assets. We will seek to employ a flexible and relative value focused investment strategy and expect to reallocate capital from time to time among our target assets.

        We expect to use borrowings as part of our strategy. Depending on market conditions and the availability of financing to us, we expect that our primary financing sources will be through repurchase agreements, warehouse facilities, securitizations and re-securitizations, bank credit facilities (including term loans and revolving facilities) and public and private issuances of equity and debt securities as well as transaction or asset specific funding arrangements. Initially, we expect to finance our Agency RMBS acquisitions with borrowings under a series of short-term repurchase agreements. We plan to utilize securitization techniques, including re-securitizations, to acquire permanent non-recourse financing for non-Agency RMBS when possible and appropriate to enhance our returns, isolate unwanted risks and reduce our reliance on short-term repurchase agreements. We believe that non-Agency RMBS are well suited as an asset class for using re-securitizations to capitalize on arbitrage opportunities relating to pricing and valuations and to acquire permanent non-recourse funding.

        In addition to Agency RMBS and non-Agency RMBS, we anticipate that our capital will be deployed and re-deployed in our other target assets, including residential mortgage whole loans that we may purchase on the secondary market or through mortgage origination companies. Subject to our receipt of any necessary approvals, we may enter into purchase agreements to acquire MSRs and excess MSRs on portfolios of mortgage loans. Our investment thesis will include potentially purchasing mortgage originators that may provide us opportunities to acquire whole loans, mortgage servicers that may provide us opportunities to purchase excess servicing rights and broker-dealers that may facilitate our structuring and selling assets into securitizations. In addition, we may purchase vacant or occupied single and multi-family properties for lease and, subject to maintaining our qualification as a REIT, enter into derivative financial instruments, including, among others, CDOs, CLOs, and contracts based on synthetic indices, such as the Markit PrimeX or Markit IOS indices.

        The mortgage origination, mortgage servicing and broker-dealer vehicles referenced above may be operated as TRSs or by entities that are not owned by us but are affiliates of CCM. Our use of TRSs is, however, subject to limitations imposed by the Internal Revenue Code, including the limitation that no more than 25% of the value of our assets may consist of one or more TRSs.

        We will be externally managed and advised by our Manager, a recently formed affiliate of CCM, an investment adviser registered with the SEC. Our Manager will be responsible for administering our business activities and day-to-day operations, subject to the supervision and direction of our board of directors.

        We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2013. We also intend to operate our business in a manner that will permit us to maintain our exemption from registration under the 1940 Act. See "Business—Operating and Regulatory Structure."

Factors Impacting Our Operating Results

        We expect that the results of our operations will be affected by a number of factors and will primarily depend on, among other things, the level of our net interest income, the market value of our assets and the supply of, and demand for, our target assets. Our net interest income includes the actual interest payments we receive on our RMBS, residential mortgage loans and other assets and is also impacted by the amortization of purchase premiums and accretion of purchase discounts. Changes in various factors such as prepayment speeds, estimated future cash flows and credit quality could impact the amount of premium to be amortized or discount to be accreted into interest income for a given period. Interest rates and prepayment rates vary according to the type of investment, conditions in the financial markets, competition and other factors, none of which can be predicted with any certainty. Our operating results may also be impacted by credit losses in excess of initial anticipation or unanticipated credit events experienced by borrowers whose mortgage loans are included in our non-Agency RMBS or are held directly by us.

        Changes in the Market Value of Certain of our Assets.    We expect that many of our assets, including our RMBS assets and other securities, will be carried at their fair value in accordance with Accounting Standards Codification Topic 320, Investments—Debt and Equity Securities, or ASC 320, with changes in fair value recorded through accumulated other comprehensive income/(loss), a component of stockholders' equity, or through earnings. As a result, changes in the market value of these assets may impact our operating results. As part of this process, we will monitor our RMBS assets for other-than-temporary impairment. A change in our ability and/or intent to hold any of these assets could result in our recognizing an impairment charge or realizing losses while holding these assets.

        Changes in Market Interest Rates.    With respect to our proposed business operations, increases in interest rates may over time cause: (1) the interest expense associated with our borrowings to increase; (2) the value of our assets to decline; (3) the coupons on our adjustable-rate and hybrid RMBS and mortgage loans to reset, although on a delayed basis, to higher interest rates; (4) prepayments on our RMBS and mortgage loan portfolio to slow, thereby slowing the amortization of our purchase premiums and the accretion of our purchase discounts; and (5) to the extent we enter into interest rate swap agreements as part of our hedging strategy, the value of these agreements to increase. Conversely, decreases in interest rates may over time cause: (A) the interest expense associated with our borrowings to decrease; (B) the value of our assets to increase; (C) the coupons on our adjustable-rate and hybrid RMBS assets and mortgage loans to reset, although on a delayed basis, to lower interest rates; (D) prepayments on our RMBS and mortgage loan portfolio to increase, thereby accelerating the amortization of our purchase premiums and the accretion of our purchase discounts; and (E) to the extent we enter into interest rate swap agreements as part of our hedging strategy, the value of these agreements to decrease. In addition, any changes in interest rates that cause prepayments on mortgage loans underlying MSRs and excess MSRs to occur at a faster rate than we had expected could cause the value of such MSRs and excess MSRs to decline.

        Prepayment Rates.    The value of certain of our assets may be affected by prepayment rates on mortgage loans. If we acquire mortgage loans and mortgage-related securities, we anticipate that the mortgage loans or the underlying mortgages will prepay at a projected rate generating an expected yield. If we purchase assets at a premium to par value, when borrowers prepay their mortgage loans faster than expected, the corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will have to amortize the related premium on an accelerated basis. Conversely, if we purchase assets at a discount to par value, when borrowers prepay their mortgage loans slower than expected, the decrease in corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will not be able to accrete the related discount as quickly as originally anticipated. Prepayment rates may be affected by a number of factors including, but not limited to, the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the mortgage loans, possible changes in tax laws, other opportunities for investment, homeowner mobility and other economic, social, geographic, demographic and legal factors, none of which can be predicted with any certainty. Based on our experience, we expect that over time our adjustable-rate and hybrid RMBS and mortgage loans will experience higher prepayment rates than do fixed-rate RMBS and mortgage loans, as we believe that homeowners with adjustable-rate and hybrid mortgage loans exhibit more rapid housing turnover levels or refinancing activity compared to fixed-rate borrowers. In addition, we anticipate that prepayments on adjustable-rate mortgage loans will accelerate significantly as the coupon reset date approaches. Also, if the mortgage loans underlying MSRs and excess MSRs prepay at a faster rate than we had expected, the value of such MSRs and excess MSRs may decline.

        Credit Risk.    While we do not expect to encounter credit risk in our Agency RMBS, we do expect to be subject to varying degrees of credit risk in connection with our other target assets. We will be subject to the risk of potential credit losses on any mortgage loans that we will hold in our portfolio, particularly those that are re-performing, sub-performing or non-performing. Additionally, we may purchase all classes of certain RMBS (i.e., "whole pools") for the purpose of maintaining our exemption from registration under the 1940 Act, and thereby will have the credit exposure on all of the loans underlying these RMBS. We will also have credit exposure on the leases underlying any real property that we acquire and with respect to mortgages underlying MSRs and excess MSRs that we acquire. Through our Manager, we will seek to mitigate credit risk through prudent asset selection, pre-acquisition due diligence, post-acquisition performance monitoring, sales of assets when we identify negative credit trends, the use of various types of credit enhancements, including non-recourse financing, which limits our exposure to credit losses to the specific pool of mortgages subject to the non-recourse financing, and, subject to maintaining our qualification as a REIT and exemption from registration under the 1940 Act, through the use of derivative financial instruments, which may include reference assets comprised of indices of RMBS. Nevertheless, unanticipated credit losses could occur which could adversely impact our operating results.

        Spreads on RMBS.    In the aftermath of the global financial crisis, the U.S. Federal Reserve has lowered the target for the Federal Funds Rate to a current targeted range of 0% to 0.25%, which has kept financing for Agency RMBS at historically low levels. According to the Department of the Treasury and the Department of Housing and Urban Development's report to Congress released in February 2011 and entitled "Reforming America's Housing Finance Market," an estimated 90% of new mortgages originated in the United States are currently being funded through Agency financings, which is creating an ample supply of new Agency RMBS securitizations. The spread between the cost of funding for and the yield on Agency RMBS assets has created a highly attractive investment opportunity in this asset class. The spread between the yield on our assets and our funding costs will affect the performance of our business. Wider spreads imply greater income on new asset purchases but may have a negative impact on our stated book value. Wider spreads may also negatively impact asset prices. In an environment where spreads are widening, counterparties may require additional collateral to secure borrowings, which may require us to reduce leverage by selling assets. Conversely, tighter spreads imply lower income on new asset purchases but may have a positive impact on the stated book value of our existing assets. In this case we may be able to reduce the amount of collateral required to secure borrowings.

        Extension Risk.    Our Manager will compute the projected weighted-average life of our assets based on assumptions regarding the rate at which the borrowers will prepay the underlying mortgages. In general, when we acquire a fixed-rate, adjustable-rate or hybrid RMBS or MSR, we may, but are not required to, enter into an interest rate swap agreement or other hedging instrument that effectively fixes all or a portion of our borrowing costs for a period close to the anticipated average life of the fixed-rate portion of the related assets. This strategy is designed to protect us from rising interest rates because the borrowing costs are fixed for the duration of the fixed-rate portion of the related assets.

        If prepayment rates decrease in a rising interest rate environment, however, the life of the fixed-rate portion of the related assets could extend beyond the term of the swap agreement or other hedging instrument. This longer than expected life of the fixed-rate portion of the related asset could have a negative impact on our results of operations, as borrowing costs would no longer be fixed after the end of the swap agreement while the income earned on the adjustable-rate or hybrid RMBS or MSR would remain fixed. This situation may also cause the market value of our adjustable-rate or hybrid RMBS or MSR to decline, with little or no offsetting gain from the related hedging transactions. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

        Market Conditions.    We believe our target assets currently present the potential for attractive risk-adjusted returns and that we will be in a position to capitalize on the present market conditions by acquiring securities with asymmetrical return profiles. Beginning in the summer of 2007, adverse changes in the financial markets have resulted in a deleveraging of the entire global financial system and the forced sale of large quantities of mortgage-related and other financial assets. As a result of these conditions, many traditional mortgage investors have suffered significant losses in their residential mortgage portfolios and a number of major market participants have been impaired or failed, resulting in a contraction in liquidity for mortgage loans and mortgage-related assets. In addition, many traditional market participants are focused on managing their legacy portfolios of distressed real estate assets and have been subject to write downs and losses on their assets, which we believe has created an opportunity for new entrants to the residential mortgage market. We believe that the recent market disruptions in the U.S. housing industry, residential mortgage sector and overall credit markets have created significant opportunity for us to implement our business plan.

Critical Accounting Policies and Use of Estimates

        Our financial statements will be prepared in accordance with U.S. GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment and use of assumptions as to future uncertainties. In accordance with SEC guidance, the following discussion addresses the accounting policies that we will apply based on our expectations regarding our initial operations. Our most critical accounting policies will involve decisions and assessments that could affect our reported assets and liabilities, as well as our reported revenues and expenses. We believe that all of the decisions and assessments upon which our financial statements will be based will be reasonable at the time made and based upon information available to us at that time. When quoted market prices are not available, we will rely on independent pricing of our assets at each quarter's end to arrive at what we believe to be reasonable estimates of fair market value. We have identified what we believe will be our most critical accounting policies to be the following:

  Investments

        Accounting Standards Codification Topic 320-10, Debt and Equity Securities, requires that at the time of purchase, we designate a security as either held-to-maturity, available-for-sale, or trading depending on our ability and intent to hold such security to maturity. Securities available-for-sale will be reported at fair value, while securities held-to-maturity will be reported at amortized cost and securities designated as trading will be reported at fair value. We may sell any of our securities as part of our overall management of our investment portfolio. Unrealized gains and losses on available-for-sale investments will be excluded from net income or loss and reported as a separate component of stockholders' equity. Unrealized gains or losses on held-to-maturity securities will not be recognized, while unrealized gains or losses on trading securities will be included in earnings. See "—Valuation of Financial Instruments." We do not have an investment portfolio at this time.

        For a security where its fair value has declined below its amortized cost basis, we will evaluate the security for other-than-temporary impairment, or OTTI. If we either (i) intend to sell the impaired security, (ii) will more likely than not be required to sell the impaired security before it recovers in value or (iii) do not expect to recover the impaired security's amortized cost basis even if we do not intend to sell the security, then the impairment is deemed an OTTI and we will record the entire difference between the security's fair value and its amortized cost in net income or loss. Conversely, if none of these three conditions are met, we will analyze the expected cash flows, or cost recovery of the security, to determine what, if any, OTTI is recognized through our net income or loss. This analysis includes an assessment of any changes in the regulatory and/or economic environment that might affect the performance of the security.

        If we conclude through our analysis that there has been no significant adverse change in our cash flow assumptions for the security, then the impairment will be deemed temporary in nature and the associated difference between the security's fair value and its amortized cost basis will be recorded as an unrealized loss through other comprehensive income or loss, a component of stockholders' equity or net income. Alternatively, if we conclude that there has been a significant adverse change in our cash flow assumptions for the security, then the impairment will be deemed an OTTI and we will perform an additional analysis to determine what portion of OTTI, if any, should be recorded through net income or loss for an available-for-sale security. This analysis entails discounting the security's cash flows to a present value using the prior period yield for the security to determine an "expected recoverable value." The difference between this expected recoverable value and the amortized cost basis of the security is deemed to be the "credit" component of the OTTI that is recorded in our net income or loss. The amortized cost of the security is then adjusted to the expected recoverable value, and the difference between this expected recoverable value and the fair value is deemed to be the "non-credit" component of the OTTI that is recorded to other comprehensive income or loss. Future amortization and accretion for the security is computed based upon the new amortized cost basis.

  Valuation of Financial Instruments

        Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, or ASC Topic 820, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands financial statement disclosure requirements for fair value measurements. ASC Topic 820 further specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

  •
  Level 1—Valuation techniques in which all significant inputs are quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

  •
  Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices from markets that are not active for assets or liabilities that are identical or similar to the assets or liabilities being measured. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

  •
  Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect our assumptions about the assumptions that market participants would use in pricing an asset or liability.

        The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

        When available, we will use quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, we will consult independent pricing services or third party broker quotes, provided that there is no ongoing material event that affects the issuer of the securities being valued or the market therefor. If there is such an ongoing event, or if quoted market prices are not available, we will determine the fair value of the asset or liability using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates.

        Fair value under U.S. GAAP represents an exit price in the normal course of business, not a forced liquidation price. If we were forced to sell assets in a short period to meet liquidity needs, the prices we receive could be substantially less than their recorded fair values. Furthermore, the analysis of whether it is more likely than not that we will be required to sell assets in an unrealized loss position prior to an expected recovery in value (if any), the amount of such expected required sales, and the projected identification of which assets would be sold is also subject to significant judgment, particularly in times of market illiquidity.

        Any changes to the valuation methodology will be reviewed by our Manager to ensure the changes are appropriate. As markets and products develop and the pricing for certain products becomes more transparent, we will continue to refine our valuation methodologies. The methods used by us may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods will be appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. We will use inputs that are current as of the measurement date, which may include periods of market dislocation, during which price transparency may be reduced.

  RMBS

        Valuation techniques for RMBS may be based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche-specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral underlying such securities. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy; otherwise they would be categorized as Level 3.

  Mortgage Loans

        Mortgage loans that are not committed to be sold will be recorded at fair value, which will be approximated using a discounted cash flow valuation model. Inputs to the model will be classified into directly and non-directly observable inputs. Directly observable inputs are inputs that can be taken directly from observable data or market sources such as current interest rates, loan amount, payment status and property type. Non-directly observable inputs are inputs that cannot be taken directly from observable data or market sources such as forecasts of future interest rates, home prices, prepayment speeds, defaults and loss severities. Loans which are committed to be sold will be valued at their quoted market price or market price equivalent. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy; otherwise they would be categorized as Level 3.

  Real Estate Acquired in Settlement of Loans

        Real estate acquired in settlement of loans will be measured based on its fair value on a nonrecurring basis and will be categorized as a "Level 3" fair value financial statement item. Fair value of real estate acquired in settlement of loans will be determined by using a current estimate of value from a broker's price opinion, a full appraisal or the price given in a current contract of sale of the property and other available data.

  Mortgage Loan Modifications

        We will account for loan modifications by measuring the difference between the fair values of the original loan and the modified loan. Any difference between these amounts will be recorded in realized gain or loss in the period of the modification.

  MSRs and Excess MSRs

        MSRs arise from contractual agreements with investors in mortgage securities and mortgage loans to perform loan servicing functions in exchange for fees and other remuneration. We may retain mortgage servicing rights and enter into a sub-servicing agreement with an affiliate of CCM or another entity.

        MSRs will be carried at fair value in accordance with Accounting Standards Codification Topic 860-50, Servicing Assets and Liabilities, and will be categorized as a "Level 3" fair value financial statement item. Such value will fluctuate depending on a number of factors, including projected future prepayment speeds and interest rates. These and other variables can, and generally do, change from quarter to quarter as market conditions change. MSRs are generally an asset; however, because the value of MSRs is derived from the difference between the benefits of servicing and adequate compensation to the servicer, the resulting amount may be an asset or a liability. Changes in fair value will be recorded in current period income.

        Investments in excess MSRs will be aggregated into pools as applicable; each pool of excess MSRs will be accounted for in the aggregate. Excess MSRs will be accreted into interest income on an effective yield or "interest" method, based upon the expected excess servicing income through the expected life of the underlying mortgages. Changes to expected cash flows result in a cumulative retrospective adjustment, which will be recorded in the period in which the change in expected cash flows occurs. Under the retrospective method, the interest income recognized for a reporting period would be measured as the difference between the amortized cost basis at the end of the period and the amortized cost basis at the beginning of the period, plus any cash received during the period. The amortized cost basis would be calculated as the present value of estimated future cash flows using an effective yield, which is the yield that equates all past actual and current estimated future cash flows to the initial investment. In addition, we anticipate recognizing interest income only on excess MSRs in existing eligible underlying mortgages. The difference between the fair value of excess MSRs and their amortized cost basis will be recorded as "Other Income" or "Other Losses", as applicable. Fair value is generally determined by discounting the expected future cash flows using discount rates that incorporate the market risks and liquidity premium specific to the excess MSRs, and therefore may differ from their effective yields.

  Residential Housing

  Real Estate Acquisition Valuation

        Property acquired not subject to an existing lease will be recorded at the purchase price, including acquisition costs, allocated between land and building based upon their fair values at the date of acquisition. Property acquired with an existing lease will be recorded at fair value (which usually approximates the purchase price), allocated to land, building and the existing lease based upon their fair values at the date of acquisition, with acquisition costs expensed as incurred. Fair value is determined under the guidance of ASC Topic 820, primarily based on unobservable market data inputs, which are categorized as Level 3 valuations. In making our estimates of fair value for purposes of allocating purchase price, we will utilize our own market knowledge and published market data and other available data. The estimated fair value of acquired in-place leases are the costs we would have incurred to lease the property at the date of acquisition, based upon our then current leasing activity.

  Impairment of Real Estate

        We expect to evaluate our long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If an impairment indicator exists, we will compare the expected future undiscounted cash flows against the net carrying amount of a property. Significant indicators of impairment may include declines in home values, rental rate and occupancy and significant changes in the economy. We plan to make our assessment at the individual property level because it represents the lowest level of cash flows. We will prepare our future undiscounted cash flow analysis using estimates based on current rental rates, renewals and occupancy and using inputs from our annual long-range planning process and historical performance. When preparing these estimates, we will consider each property's historical results, current operating trends and current market conditions. These estimates may be impacted by variable factors including inflation, expected rental rates, the general health of the economy and market competition. If the sum of the estimated undiscounted cash flows is less than the net carrying amount of the property, we will record an impairment loss for the difference between the estimated fair value of the individual property and the carrying amount of the property at that date. To determine the estimated fair value, we will consider both recent comparable home sales and the use of discounted projected future cash flows. The rates used to discount projected future cash flows will reflect a weighted average cost of capital based on our capital structure.

        We expect to lease single-family residences that we may acquire under operating leases with terms to be determined. Generally, credit investigations will be performed for prospective tenants and security deposits will be obtained. Rental income, net of concessions, will be recognized on a straight-line basis over the term of the lease.

  Investment Consolidation

        We will evaluate every investment with reference to the underlying entity that issued the loans or securities we acquire to determine whether to include the investment in our consolidated reporting group. We will perform a similar analysis for each entity with which we make an agreement for management, servicing or similar services. Where voting rights do not effectively identify the investor with a controlling financial interest, the entity will be classified as a variable interest entity, or VIE. With certain exceptions, VIEs are subject to consolidation if the investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, or are unable to direct the entity's activities or are not exposed to the entity's losses or entitled to its residual returns. VIEs are consolidated by the entity that is deemed the primary beneficiary of the VIE as indicated by the entity that has both the power to direct the activities of the VIE that most significantly impacts its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity.

  Interest Income

        We expect that interest income on any securities we may acquire that are not of high credit quality, including unrated securities, will be recognized in accordance with U.S. GAAP, which requires that cash flows from a security be estimated applying assumptions used to determine the fair value of such security and the excess of the future cash flows over the investment are recognized as interest income under the effective yield method. We will review and, if appropriate, make adjustments to our cash flow projections at least quarterly and monitor these projections based on input and analysis received from external sources, internal models, and our Manager's judgment about interest rates, prepayment rates, the timing and amount of credit losses, and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in interest income recognized on, or the carrying value of, such securities.

        We expect that interest income on our non-Agency RMBS and Agency RMBS will be accrued based on the actual coupon rate and the outstanding principal balance of such securities. Premiums and discounts will be amortized or accreted into interest income over the lives of the securities using the effective yield method, as adjusted for actual prepayments in accordance with Accounting Standards Codification Topic 310-20, Nonrefundable Fees and Other Costs. If our estimate of prepayments is incorrect, we may be required to make an adjustment to the amortization or accretion of premiums and discounts that would have an impact on future income. Purchased beneficial interests in securitized financial assets will be accounted for in accordance with Accounting Standards Codification Topic 325-40, Beneficial Interest in Securitized Financial Assets. Interest income will be recognized using the effective yield method. The prospective method is used for adjusting the level yield used to recognize interest income when estimates of future cash flows over the remaining life of the security either increase or decrease. Cash flows are projected based on management's assumptions for prepayment rates and credit losses. Actual economic conditions may produce cash flows that could differ significantly from projected cash flows, and differences could result in an increase or decrease in the yield used to record interest income or could result in impairment losses.

  Repurchase Agreements

        We intend to enter into master repurchase agreements with various financial institutions and borrow under these master repurchase agreements to finance the acquisition of certain securities, namely Agency RMBS, in our investment portfolio. Repurchase agreements are financings pursuant to which one party, the seller or borrower, sells assets to the repurchase agreement counterparty, the buyer or lender, for an agreed price with the obligation to repurchase the assets from the buyer at a future date and at a price higher than the original purchase price. The amount of financing available under a repurchase agreement is limited to a specified percentage of the estimated market value of the assets. The difference between the sale price and repurchase price is the interest expense of financing under a repurchase agreement. Under repurchase agreement financing arrangements, if the value of the collateral decreases, the buyer could require the seller to provide additional cash collateral to re-establish the ratio of value of the collateral to the amount of borrowing. In the current economic climate, lenders under repurchase agreements generally advance approximately 90% to 97% of the market value of the Agency RMBS financed (meaning a 3% to 10% discount from market value, or Haircut) and 50% to 90% of the market value of the non-Agency RMBS financed (meaning a 10% to 50% Haircut). We expect to mitigate our risk of margin calls under repurchase agreements by deploying a prudent amount of leverage that is below what could be used under current advance rates. In order to reduce our exposure to counterparty-related risk, we will generally seek to diversify our exposure by entering into repurchase agreements with multiple counterparties.

        Repurchase transactions will be treated as collateralized financing transactions and will be carried at their contractual amounts, including accrued interest, as specified in the respective transactions. The economic terms of our borrowings under these master repurchase agreements will not be determined until we engage in a repurchase transaction under such agreements. We will not engage in any repurchase transactions until after the completion of this offering and the concurrent private placement. To the extent our borrowings incur premiums or discounts, and/or debt issue costs, they will be carried at amortized cost and the contractual interest method over the contractual life will be used to determine the effective yield to amortize the purchase premiums, discounts or other costs into income or expense over time.

        In instances where we acquire securities through repurchase agreements with the same counterparty from whom the securities were purchased, we will account for the purchase commitment and repurchase agreement on a net basis and record a forward commitment to purchase securities as a derivative instrument if the transaction does not comply with the criteria in Accounting Standards Codification Topic 860-10, Transfers and Servicing, or ASC 860-10, for gross presentation. Such forward commitments are recorded at fair value with subsequent changes in fair value recognized in income. Additionally, we will record the cash portion of our investment in securities as a mortgage-related receivable from the counterparty on our balance sheet. If the transaction complies with the criteria for gross presentation in ASC 860-10, we will record the assets and the related financing on a gross basis in our statements of financial condition, and the corresponding interest income and interest expense in our statements of operations and comprehensive income (loss).

  Securitizations

        To the extent consistent with our qualification as a REIT, we may periodically securitize RMBS, residential loans and other assets, through the sale of these assets to a special purpose entity, or SPE, which in turn will issue securities to investors. Gains and losses on such transactions will be recognized using the guidance in ASC 860. The transferred assets may qualify for derecognition in full or in part. The investors and the securitization vehicles generally have no recourse to our other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets.

        Interests in the securitized financial assets may be retained in the form of senior or subordinated or other residual interests, collectively referred to as "retained interests." Provided our retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests will typically be recorded as financial assets at fair value through profit or loss and carried at fair value. Consistent with the valuation of similar financial instruments, fair value of retained interests will initially and subsequently be determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing will be based on observable transactions in similar securities and will be verified by external pricing sources, where available. Where observable transactions in similar securities and other external pricing sources are not available, management judgment will be used to determine fair value.

        Gains or losses on securitization will depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer.

  Derivatives and Hedging Activities

        We will account for derivative and hedging instruments in accordance with Accounting Standards Codification Topic 815-10, Derivatives and Hedging, which requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives are classified as either hedges of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) or hedges of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). Derivatives are used for hedging purposes rather than speculation. We will value derivative financial instruments in accordance with ASC Topic 820. See "—Valuation of Financial Instruments."

        In the normal course of business, we may use a variety of derivative financial instruments to manage, or hedge, interest rate risk on our borrowings. These derivative financial instruments must be effective in reducing our interest rate risk exposure in order to qualify for hedge accounting. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the derivative instrument are marked-to-market, with changes in value included in net income or loss for each period until the derivative instrument matures or is settled. Any derivative instrument used for risk management that does not meet the effective hedge criteria is marked-to-market with the changes in value included in net income.

  Income Taxes

        We intend to elect and qualify to be taxed as a REIT commencing with our taxable year ending December 31, 2013. Accordingly, we will generally not be subject to corporate U.S. federal or state income tax to the extent that we make qualifying distributions to our stockholders, and provided that we satisfy on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution and stock ownership tests. If we fail to qualify as a REIT, and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which we lost our REIT qualification. Accordingly, our failure to qualify as a REIT could have a material adverse impact on our results of operations and amounts available for distribution to our stockholders.

        Our dividends paid deduction for qualifying dividends paid to our stockholders is computed using our taxable income as opposed to net income reported on the financial statements. Taxable income, generally, will differ from net income reported on the financial statements because the determination of taxable income is based on tax provisions and not financial accounting principles.

        We may elect to treat certain of our subsidiaries as TRSs. In general, a TRS of ours may hold assets and engage in activities that we cannot hold or engage in directly and generally may engage in any real estate or non-real estate-related business. A TRS is subject to U.S. federal, state and local corporate income taxes.

        While a TRS will generate net income, a TRS can declare dividends to us which will be included in our taxable income and necessitate a distribution to our stockholders. Conversely, if we retain earnings at a TRS level, no distribution is required and we can increase the book equity of the consolidated entity.

  Manager Compensation

        The management agreement provides for the payment to our Manager of management fees. Management fees will be accrued and expensed during the period for which they are calculated and earned. For a more detailed discussion regarding the fees payable under the management agreement, see "Our Manager and the Management Agreement—Management Fee and Expense Reimbursement—Management Fee."

  Share-based Compensation

        We will follow ASC 718, "Compensation—Stock Compensation," with regard to our 2013 Equity Incentive Plans. ASC 718 covers a wide range of share-based compensation arrangements, including stock options, restricted stock, performance-based awards, stock appreciation rights and employee stock purchase plans. ASC 718 requires that compensation cost relating to stock-based payment transactions be recognized in financial statements. The cost is measured based on the fair value of the equity or liability instruments issued.

  Commitments and Contingencies

        We will record a liability for estimated costs when it is probable that we will be responsible for such costs and they can be reasonably estimated.

Recent Accounting Pronouncements

        In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, or ASU No. 2011-12. In order to defer only those changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments, the guidance in ASU No. 2011-12 supersedes certain pending guidance in ASU No. 2011-05. The amendments are being made to allow the FASB time to deliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. In the course of the FASB's deliberation, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No. 2011-05. All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. ASU No. 2011-12 is required to be applied for fiscal years, and interim periods within those years, beginning after December 15, 2011. This guidance may increase our disclosures where applicable, but is not expected to have a material impact on our statement of financial condition or results of operations.

        In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, or ASU No. 2011-11, which requires entities to provide enhanced disclosures about financial instruments and derivative instruments that are either presented on a net basis in the balance sheet or subject to an enforceable master netting arrangement or similar agreement, including (i) a description of the rights of offset associated with relevant agreements and (ii) both net and gross information, including amounts of financial collateral, for relevant assets and liabilities. The purpose of the update is to enhance comparability between those companies that prepare their financial statements on the basis of U.S. GAAP and those that prepare their financial statements in accordance with International Financial Reporting Standards and enables users of the financial statements to understand the effect or potential effect of the offsetting arrangements on the balance sheet. ASU No. 2011-11 is effective for fiscal years beginning on or after January 1, 2013, and for interim periods within those years. Disclosures are required retrospectively for all comparative periods presented in an entity's financial statements. This guidance may increase our disclosures where applicable, but is not expected to have a material impact on our statement of financial condition or results of operations.

        Issued in June 2011, ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, or ASU No. 2011-05, improves the comparability, consistency and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. Previously, U.S. GAAP allowed reporting entities three alternatives for presenting other comprehensive income and its components in financial statements. ASU No. 2011-05 eliminated one of the presentation options whereby the components of other comprehensive income are presented as part of the statement of changes in stockholders' equity. In addition, ASU No. 2011-05 requires consecutive presentation of the statement of net income and other comprehensive income and requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in ASU No. 2011-05 were effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. This guidance may increase our disclosures where applicable, but is not expected to have a material impact on our statement of financial condition or results of operations.

        In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S GAAP and IFRSs. The guidance generally clarifies the application of existing requirements on topics including the concepts of highest and best use and valuation premise, measuring the fair value of instruments classified in shareholders' equity, and disclosing quantitative information about the unobservable inputs used in the measurements of instruments categorized within Level 3 of the valuation hierarchy. Additionally, the guidance includes changes on topics such as measuring the fair value of financial instruments that are managed within a portfolio and additional disclosure for fair value measurements categorized within Level 3 of the fair value hierarchy. The amended guidance was effective for public companies for interim and annual periods ending after December 15, 2011. This guidance may increase our disclosures related to fair value measurements when applicable, but is not expected to have a material impact on our statement of financial condition or results of operations.

        Issued in April 2011, ASU No. 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements, or ASU No. 2011-03, is intended to improve the accounting for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. FASB determined that the criterion pertaining to an exchange of collateral should not be a determining factor in assessing effective control and also concluded that the assessment of effective control should focus on a transferor's contractual rights and obligations with respect to transferred financial assets, not on whether the transferor has the practical ability to perform in accordance with those rights or obligations. FASB also concluded that the remaining criteria are sufficient to determine effective control. Consequently, the amendments remove the transferor's ability criterion from the consideration of effective control for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity. ASU No. 2011-03 was effective for the first interim or annual period beginning on or after December 15, 2011, and will be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. We are currently evaluating the impact that adoption of this ASU No. 2011-03 will have on our financial statements.

        Under the JOBS Act, we meet the definition of an "emerging growth company." We intend to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

Results of Operations

        As of the date of this prospectus, we have not commenced operations other than the organization of our company. We will not commence the acquisition of any of our target assets until we have completed this offering and the concurrent private placement. We are not aware of any material trends or uncertainties, other than economic conditions affecting mortgage loans, RMBS and real estate, generally, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition of real estate-related assets, other than those referred to in this prospectus.

Liquidity and Capital Resources

        Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain our assets and operations, make distributions to our stockholders and manage other general business needs. We will use significant cash to purchase our target assets, repay principal and interest on our borrowings, make distributions to our stockholders and fund our operations. Our primary sources of cash will generally consist of the net proceeds from this offering and the concurrent private placement, payments of principal and interest we receive on our portfolio of assets, cash generated from our operating results and unused borrowing capacity under our financing sources. Depending on market conditions, we expect that our primary sources of financing will be through repurchase agreements, warehouse facilities, securitizations, re-securitizations, bank credit facilities (including term loans and revolving facilities), and public and private equity and debt issuances in addition to transaction or asset specific funding arrangements. We plan to finance our assets with borrowings, the level of which may vary based upon the particular characteristics of our portfolio and on market conditions. Initially, we expect to finance our Agency RMBS acquisitions with borrowings under a series of short-term repurchase agreements. We expect that our repurchase facility borrowings generally will have maturities of less than one year.

        We anticipate deploying over time, on a debt-to-equity basis, up to            to            times leverage on our Agency RMBS assets and up to             to            times leverage on our non-Agency RMBS assets.

        We expect that we will be required under our repurchase agreements to pledge additional assets as collateral to our repurchase agreement counterparties (lenders) when the estimated fair value of the existing pledged collateral under such agreements declines and such lenders, through a margin call, demand additional collateral. Margin calls result from a decline in the value of our assets collateralizing the repurchase agreements, generally following the monthly principal reduction of such investments due to scheduled amortization and prepayments on the underlying mortgages, changes in market interest rates, a decline in market prices affecting such investments and other market factors. To cover a margin call, we may pledge additional securities or cash. At maturity, any cash on deposit as collateral (i.e., restricted cash), if any, would generally be applied against the repurchase agreement balance, thereby reducing the amount borrowed. Should the value of our assets suddenly decrease, significant margin calls on our repurchase agreements could result, causing an adverse change in our liquidity position.

        While we generally intend to hold our target assets as long-term investments, certain of our investment securities may be sold in order to manage our interest rate risk and liquidity needs, meet other operating objectives and adapt to market conditions. The timing and impact of future sales of investment securities, if any, cannot be predicted with any certainty. Since we expect that our assets will generally be financed, we expect that a significant portion of the proceeds from sales of our assets (if any), prepayments and scheduled amortization will be used to repay balances under our financing sources.

Contractual Obligations and Commitments

        We had no contractual obligations as of                        . Prior to the completion of this offering and the concurrent private placement, we will enter into a management agreement with our Manager that will be effective upon closing of this offering and the concurrent private placement. Pursuant to the management agreement, our Manager will be entitled to receive a management fee, the reimbursement of certain expenses and, in certain circumstances, a termination fee. See "Our Manager and the Management Agreement—Management Fee and Expense Reimbursements." The management fee will be an amount equal to        % per annum of our stockholders' equity, calculated and payable quarterly in arrears. See "Our Manager and the Management Agreement—Management Fee and Expense Reimbursements—Management Fee." We will also be required to pay a termination fee equal to             times the average annual management fee earned by our Manager during the 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter. Such termination fee will be payable upon termination of the management agreement by us if we exercise our qualified right not to renew the management agreement or by our Manager if we materially breach the management agreement. See "Our Manager and the Management Agreement—Management Agreement."

        Our Manager will use the proceeds from its management fee in part to pay compensation to its officers and personnel who, notwithstanding that certain of them also are our officers, will receive no cash compensation directly from us. We will reimburse our Manager for the allocable share of the compensation, including annual base salary, bonus, any related withholding taxes and employee benefits, paid to our chief executive officer, our chief financial officer and other corporate finance, tax, accounting, internal audit, legal, risk management, operations, compliance and other non-investment personnel of our Manager and its affiliates who spend all or a portion of their time managing our affairs. This allocation will be based upon the percentage of each such person's business time spent on our affairs relative to other CCM obligations.

        We expect to enter into certain contracts that may contain a variety of indemnification obligations, principally with brokers, underwriters and counterparties to repurchase agreements. We also plan to indemnify our Manager and its affiliates against certain liabilities pursuant to our anticipated management agreement with our Manager and to indemnify our directors and officers pursuant to indemnification agreements and our bylaws to the fullest extent permitted by Maryland law. The maximum potential future payment amount we could be required to pay under these indemnification obligations may be unlimited.

Off-Balance Sheet Arrangements

        As of                        , we had no off-balance sheet arrangements.

Dividends

        We intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. We intend to pay regular quarterly dividends to our stockholders in an amount equal to our net taxable income, if and to the extent authorized by our board of directors. Before we pay any dividend, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our repurchase agreements and other debt payable. If our cash available for distribution is less than our net taxable income, we could be required to sell assets or borrow funds to make cash distributions or we may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. In addition, prior to the time we have fully used the net proceeds of this offering and the concurrent private placement to acquire our target assets, we may fund our quarterly distributions out of such net proceeds.

Inflation

        Virtually all of our assets and liabilities will be interest rate sensitive in nature. As a result, interest rates and other factors influence our performance far more so than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Our financial statements are prepared in accordance with U.S. GAAP, and our distributions will be determined by our board of directors consistent with our obligation to distribute to our stockholders at least 90% of our net taxable income on an annual basis in order to maintain our REIT qualification; in each case, our activities and statement of financial condition are measured with reference to historical cost and/or fair market value without considering inflation.

Quantitative and Qualitative Disclosures about Market Risk

        The primary components of our market risk are related to interest rate, prepayment, market value and counterparty risk. While we do not seek to avoid risk completely, we believe that the risk can be quantified from historical experience. We will seek to actively manage that risk, to earn sufficient earnings to justify taking those risks and to maintain capital levels consistent with the risks we undertake.

Interest Rate Risk

        Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control.

        We will be subject to interest rate risk in connection with our investments, our repurchase agreements and our other funding agreements. Our repurchase agreements will be of a duration of generally less than one year and we expect will be periodically refinanced at current market rates. We may mitigate this risk through utilization of derivative contracts, primarily interest rate swap agreements, interest rate caps and interest rate floors. We will also seek to capitalize on arbitrage opportunities.

  Interest Rate Effect on Net Interest Income

        Our operating results will depend in large part on differences between the yields earned on our investments and our cost of borrowing and any interest rate hedging activities. A portion of our borrowings may be based on fixed interest rates. We expect that our borrowings under the repurchase agreements we intend to enter into for our target assets will generally be based on prevailing market interest rates. We will attempt to match fund our borrowings (such as those in our repurchase agreement financings) and assets by attempting to use fixed-rate borrowings to finance fixed-rate assets and variable rate borrowings to finance our assets that pay variable rates of interest. However, it will not always be possible to match fund our borrowings and assets in this way.

        During periods of rising interest rates, the borrowing costs associated with our variable rate borrowings tend to increase while the income earned on our fixed interest rate investments may remain substantially unchanged, or the income earned on our variable rate assets may reset more slowly than the changes in our borrowing costs. These factors will result in a narrowing of the net interest spread between the related assets and borrowings and may even result in losses. Further, during this portion of the interest rate and credit cycles, defaults could increase and result in credit losses to us, which could adversely affect our liquidity and operating results. Such delinquencies or defaults could also have an adverse effect on the spread between interest-earning assets and interest-bearing liabilities.

        Hedging techniques are partly based on assumed levels of prepayments. If prepayments are slower or faster than assumed, the life of applicable assets will be longer or shorter, which would reduce the effectiveness of any hedging strategies we may use and may cause losses on such transactions. Hedging strategies involving the use of derivative securities are highly complex and may produce volatile returns.

  Interest Rate Effects on Fair Value

        Another component of interest rate risk is the effect changes in interest rates will have on the market value of the assets we acquire. We will face the risk that the market value of our assets will increase or decrease at different rates than those of our liabilities, including any hedging instruments.

        We will primarily assess our interest rate risk by estimating the duration of our assets and the duration of our liabilities. Duration essentially measures the market price volatility of financial instruments as interest rates change. We intend to calculate duration using various financial models and empirical data. Different models and methodologies can produce different duration numbers for the same securities.

        It is important to note that the impact of changing interest rates on fair value can change significantly when interest rates change materially. Therefore, the volatility in the fair value of our assets could increase significantly when interest rates change materially. In addition, other factors impact the fair value of our interest rate-sensitive investments and any hedging instruments, such as the shape of the yield curve, market expectations as to future interest rate changes and other market conditions. Accordingly, changes in actual interest rates may have a material adverse effect on us.

  Prepayment Risk

        As we receive prepayments of principal on our RMBS investments, premiums paid on such investments will be amortized against interest income. In general, an increase in prepayment rates will accelerate the amortization of purchase premiums, thereby reducing the interest income earned on the RMBS investments. Conversely, discounts on such RMBS investments are accreted into interest income. In general, an increase in prepayment rates will accelerate the accretion of purchase discounts, thereby increasing the interest income earned on the RMBS investments. In addition, the value of our assets may be affected by prepayment rates on mortgage loans. To the extent that the actual prepayment rate on our mortgage loans differs from what we projected when we purchased the loans and when we measured fair value as of the end of each reporting period, our unrealized gain or loss will be impacted.

  Extension Risk

        If prepayment rates decrease in a rising interest rate environment, the life of the fixed-rate portion of the related RMBS assets could extend beyond the term of the swap agreement or other hedging instrument. This could have a negative impact on our results from operations, as borrowing costs would no longer be fixed after the end of the hedging instrument, while the income earned on our hybrid ARM RMBS would remain fixed. This situation may also cause the market value of our hybrid ARM RMBS to decline, with little or no offsetting gain from the related hedging transactions. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

  Interest Rate Cap Risk

        Our adjustable-rate securities will generally be subject to interest rate caps, which potentially could cause such RMBS to acquire many of the characteristics of fixed-rate securities if interest rates were to rise above the cap levels. This issue will be magnified to the extent we acquire adjustable-rate and hybrid mortgage assets that are not based on mortgages which are fully indexed. In addition, adjustable-rate and hybrid mortgage assets may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. This could result in our receipt of less cash income on such assets than we would need to pay the interest cost on our related borrowings. To mitigate interest rate mismatches, we may utilize the hedging strategies discussed above under "—Interest Rate Risk." Actual economic conditions or implementation of decisions by our Manager may produce results that differ significantly from the estimates and assumptions used in our models.

Market Risk

  Market Value Risk

        Our securities will be reflected at their estimated fair value. The estimated fair value of these securities fluctuates primarily due to changes in interest rates and other factors. Generally, in a rising interest rate environment, the estimated fair value of these securities would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of these securities would be expected to increase.

  Real Estate Risk

        Residential property values are subject to volatility and may be affected adversely by a number of factors, including, but not limited to: national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing); changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to our securities, which could also cause us to suffer losses.

  Credit Risk

        We retain the risk of potential credit losses on the target assets we may hold. We may seek to manage this risk through prudent asset selection, pre-acquisition due diligence, post-acquisition performance monitoring, sales of assets when we identify negative credit trends, the use of various types of credit enhancements, including non-recourse financing, which limits our exposure to credit losses to the specific pool of mortgages subject to the non-recourse financing, and, subject to maintaining our qualification as a REIT and exemption from registration under the 1940 Act, through the use of derivative financial instruments, that may include reference assets comprised of indices of RMBS. In addition, with respect to any particular target asset, our Manager's investment team may evaluate, among other things, relative valuation, supply and demand trends, shape of yield curves, prepayment rates, delinquency and default rates, recovery of various segments of the economy, vintage of collateral and potential governmental policy risks.

  Counterparty Risk

        We will be subject to credit risk with respect to the counterparties to financing, derivative and other contracts and other instruments entered into directly by us. We will also be subject to the risk that a counterparty may become unwilling or unable to meet its obligations prior to settlement. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a contract due to financial difficulties, we may experience significant delays in obtaining any recovery under the contract in a bankruptcy or other reorganization proceeding. We may obtain only a limited recovery or may obtain no recovery in such circumstances.

        In situations where we are required to post margin or other collateral with a counterparty, the counterparty may fail to segregate the collateral or may commingle the collateral with the counterparty's own assets. As a result, in the event of the counterparty's bankruptcy or insolvency, our collateral may be subject to the conflicting claims of the counterparty's creditors and we may be exposed to the risk of a court treating us as a general unsecured creditor of the counterparty, rather than as the owner of the collateral. We may effect certain transactions in "over-the-counter" or "interdealer" markets. The participants in such markets may not be subject to appropriate credit evaluation and thorough regulatory oversight, as are members of "exchange based" markets. To the extent we invest in over-the-counter transactions on these markets, we may be exposed to credit risks with regard to parties with whom we trade and may also bear the risk of settlement default. These risks may differ materially from those entailed in exchange-traded transactions, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. In particular, over-the-counter derivative transactions are bilateral agreements and can only be closed out with the other party to the transactions, and, therefore, generally do not benefit from such exchange protections. If a counterparty defaults, we will have contractual remedies, but there is no assurance that the counterparty will be able to meet its contractual obligations or that, in the event of default, we will succeed in enforcing them.

        Our Manager is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with a single counterparty. The ability of our Manager to transact business with any one or number of counterparties, the potential lack of independent evaluation of such counterparties' financial capabilities, and the absence of a regulated market to facilitate settlement may increase the potential for losses to us, especially during unusually adverse market conditions.

Risk Management

        To the extent consistent with maintaining our REIT qualification, we will seek to manage risk exposure to protect our investment portfolio against the effects of major interest rate changes. We may generally seek to manage this risk by:

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  relying on our Manager's investment selection process described in this prospectus under "Business—Our Investment Process and Analysis";

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  monitoring and adjusting, if necessary, the reset index and interest rate related to our target assets and our financings;

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  attempting to structure our financing agreements to have a range of different maturities, terms, amortizations and interest rate adjustment periods;

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  using hedging instruments, primarily interest rate swap agreements but also financial futures, options, interest rate cap agreements, floors and forward sales, to adjust the interest rate sensitivity of our target assets and our borrowings; and

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  actively managing, on an aggregate basis, the interest rate indices, interest rate adjustment periods, and gross reset margins of our target assets and the interest rate indices and adjustment periods of our financings.

BUSINESS

Our Company

        We are a newly-organized Maryland corporation formed primarily to invest in, finance and manage a diversified portfolio of residential mortgage assets consisting of Agency and non-Agency RMBS and other real estate-related assets. We also intend to pursue, both during the initial period following the closing of this offering and opportunistically over time, a broad range of investments in residential mortgage whole loans and other real estate-related assets, including securitized financial assets, mortgage servicing rights, excess mortgage servicing rights and residential housing for lease, which, together with RMBS, we refer to as our target assets. We will seek to employ a flexible and relative value focused investment strategy and expect to reallocate capital from time to time among our target assets.

        Our objective is to provide attractive risk-adjusted returns to our stockholders by generating income and capital appreciation through our investment strategies. We will seek to generate returns that are not correlated with other fixed-income markets. We intend to achieve this objective by selectively acquiring a diversified portfolio of residential mortgage and other real estate-related assets through a comprehensive selection process, utilizing in-house research, proprietary credit and prepayment models, internal structuring capabilities and portfolio optimization. We intend to focus on the relative values of securities an other assets within each of our target assets, emphasizing investments with current income and capital appreciation potential while targeting asymmetrical return profiles that also seek to minimize downside risk.

        We expect to use borrowings as part of our strategy. Depending on market conditions and the availability of financing to us, we expect that our primary financing sources will be through repurchase agreements, warehouse facilities, securitizations and re-securitizations, bank credit facilities (including term loans and revolving facilities) and public and private issuances of equity and debt as well as transaction or asset specific funding arrangements. Initially, we expect to finance our Agency RMBS acquisitions with borrowings under a series of short-term repurchase agreements. We plan to utilize securitization techniques, including re-securitizations, to acquire permanent non-recourse financing for non-Agency RMBS when possible and appropriate to enhance our returns, isolate unwanted risks and reduce our reliance on short-term repurchase agreements. We believe that non-Agency RMBS are well suited as an asset class for using re-securitizations to capitalize on arbitrage opportunities relating to pricing and valuations and to acquire permanent non-recourse funding.

        We intend to purchase RMBS throughout the capital structure, including not only the highest rated AAA/Aaa securities but also securities rated below investment grade or unrated securities.

        We believe Agency RMBS remain an attractive asset class as investors continue to seek incremental spreads in a low yield environment. We believe that the non-Agency RMBS market is less efficient than the Agency RMBS market, due to the idiosyncratic features of the securities and the non-homogeneous nature of the underlying collateral, including prime, Alt-A and subprime mortgage loans. There is typically a greater degree of credit risk and price risk in the non-Agency RMBS market, which in turn provides opportunities for us. There are varying levels of credit quality in the underlying collateral, which we believe will enable us to pursue diverse pricing alternatives based on our analyses of credit risk, interest rate risk and collateral value. Non-Agency RMBS have unique bond structures, which permit differentiation based on a variety of factors, including shifting interest payment amounts, over-collateralization, default trigger events and delinquency levers. Because non-Agency RMBS are generally comprised of collateral that do not have a guarantee of timely payment of interest or ultimate payment of principal, there typically are greater opportunities to purchase non-Agency RMBS at a discount to par as compared to Agency RMBS, thereby providing enhanced return opportunities.

        In addition to Agency RMBS and non-Agency RMBS, we anticipate that our capital will be deployed and re-deployed in other target assets, including residential mortgage whole loans that we may purchase on the secondary market or through mortgage origination companies. Subject to our receipt of any necessary approvals, we may enter into agreements to acquire purchase MSRs and excess MSRs on portfolios of mortgage loans. Our investment thesis will include potentially purchasing mortgage originators that may provide us opportunities to acquire whole loans, mortgage servicers that may provide us opportunities to purchase excess servicing rights and broker-dealers that may facilitate our structuring and selling assets into securitizations. In addition, we may purchase vacant or occupied single and multi-family properties for lease and, subject to maintaining our qualification as a REIT, enter into derivative financial instruments, including, among others, CDOs, CLOs and contracts based on synthetic indices, such as the Markit PrimeX or Markit IOS indices.

        The mortgage origination, mortgage servicing and broker-dealer vehicles referenced above may be operated as TRSs or by entities that are not owned by us but are affiliates of CCM. Our use of TRSs is, however, subject to limitations imposed by the Internal Revenue Code, including the limitation that no more than 25% of the value of our assets may consist of one or more TRSs.

        We may effect our strategies through the investment in the rates market, including, but not limited to, cash treasury notes, interest rate swaps, futures, caps/floors, options, swaptions, interest rate corridors and Eurodollar futures contracts.

        We have not made any investments in our target assets as of the date of this prospectus. Other than forming our company, we will not commence operations until we have completed this offering and the concurrent private placement.

        We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2013. We generally will not be subject to U.S. federal income tax on our taxable income to the extent that we annually distribute all of our net taxable income to stockholders and maintain our intended qualification as a REIT. We also intend to operate our business in a manner that will permit us to maintain our exemption from registration under the 1940 Act.

Our Manager

        We will be externally managed and advised by Cerberus REIT Advisor LLC, our Manager, a recently formed affiliate of CCM, an investment adviser registered with the U.S. Securities and Exchange Commission, or the SEC. Our Manager will be responsible for administering our business activities and day-to-day operations, subject to the supervision and direction of our board of directors.

        CCM is a leading, global alternative investment platform focused on four investment strategies: (i) distressed private equity; (ii) distressed securities and assets (residential and commercial mortgages, corporate debt, non-performing loans and structured products); (iii) commercial lending; and (iv) distressed real estate. Established in 1992, CCM had approximately $            of assets under management as of September 30, 2012. CCM is headquartered in New York and also has offices in Chicago, Los Angeles, London, Madrid, Amsterdam, Frankfurt, Baarn (Netherlands), Beijing, Tokyo and Taipei.

        As of November 1, 2012, CCM had 130 dedicated investment professionals. As of that date, 26 of CCM's Senior Managing Directors and Managing Directors have been employed by or associated with CCM for more than 10 years. These investment professionals are intently focused on risk mitigation in each of CCM's four investment strategies and employ various approaches to help achieve attractive risk-adjusted returns for CCM's investors, including diversification of investments, conservative use of leverage and an emphasis on downside protection.

        In 2008, CCM hired a team of dedicated investment professionals to take advantage of the dislocation in the U.S. RMBS market as the composition of the market shifted away from non-Agency RMBS and toward Agency RMBS due to illiquidity and inefficient pricing of non-Agency RMBS risk. CCM hired Joshua Weintraub, our Co-Chief Investment Officer, and Brendan Garvey, our other Co-Chief Investment Officer, to lead its residential mortgage trading efforts. In October 2012, CCM expanded our team, hiring Jonathan A. Sebiri, our President and Chief Executive Officer, and David A. Essex, our Chief Financial Officer. CCM's residential mortgage platform now consists of 17 dedicated investment professionals with extensive mortgage expertise.

        Cerberus invests throughout the residential mortgage market in search of superior risk-adjusted returns across various types of asset classes, including loans, securities, derivatives and structured products. The Cerberus RMBS Fund, which had approximately $1.5 billion in net asset value as of September 30, 2012, was formed in August 2011 as a dedicated fund focused on investments in RMBS and other residential mortgage-related assets. From inception through September 30, 2012, the Cerberus RMBS Fund has generated gross and net returns of 24.46% and 18.86%, respectively. See "Our Manager and the Management Agreement—Historical Performance of CCM."

        Messrs. Sebiri, Weintraub and Garvey will, along with the rest of CCM's residential mortgage team, be primarily responsible for the management of our assets. They will be supported by an Investment Committee that includes CCM's founder, Stephen A. Feinberg. The CCM residential mortgage team has extensive and complementary expertise in security selection, credit analytics and building proprietary risk and evaluation systems, which will benefit us as we seek to achieve our investment objectives. We will have the benefit of CCM's larger organization, which invests across various asset classes outside of the residential mortgage market, to help provide a broad-based framework and support for key themes impacting the financial markets. The daily interaction with CCM's investment professionals will enable us to draw on the expertise and experience of CCM's global platform and to benefit from a shared culture, process and set of investment approaches. In addition, our Manager will rely on CCM's integrated financial, legal, compliance and administrative functions to manage our day-to-day operations.

        Mr. Sebiri is our President and Chief Executive Officer. He was recently hired by CCM as a managing director, with responsibility for raising funds to enable CCM to implement its residential mortgage strategies. Mr. Sebiri has 23 years of experience in the residential mortgage market. From 2009 until October 2012, he served as a managing director of Nomura Securities International, Inc., where he specialized in the sourcing and distribution of distressed mortgage assets and organized a securitized mortgage distribution team. From 1989 to 2009, Mr. Sebiri served in various positions, most recently as a managing director, with Lehman Brothers and, after Barclays Capital acquired Lehman Brothers' investment banking and capital markets businesses, from 2008 to 2009, with Barclays Capital. During that period, Mr. Sebiri's primary areas of focus were fixed income sales and trading and structured product distribution, including MBS, RMBS, whole loans and CLOs.

        Mr. Weintraub is our Co-Chief Investment Officer. He joined CCM in 2008 and is currently the head of RMBS Securities and Trading and a Senior Managing Director at CCM. While at CCM, Mr. Weintraub served as Vice Chairman of Residential Capital from 2008 to 2009. Prior to joining CCM, he spent eight years, from 2000 to 2008, at Bear, Stearns & Co. From 2000 to 2007, Mr. Weintraub headed the Agency CMO, Mortgage Derivative and Pass Through businesses, and, in 2008, he co-headed U.S. Residential Mortgage, ABS, and CDO trading. Prior to joining Bear Stearns, from 1999 to 2000, Mr. Weintraub managed Agency and non-Agency CMO and derivative trading at Greenwich Capital. From 1993 to 1999, Mr. Weintraub traded whole loans and Agency and non-Agency CMOs at Lehman Brothers. From 1991 to 1993, Mr. Weintraub participated in and graduated from the Management Development Program for Operations and Systems at Chase Manhattan Bank.

        Mr. Garvey is our Co-Chief Investment Officer and also serves as a RMBS portfolio manager and as a Senior Managing Director of CCM. Mr. Garvey has 17 years of experience in the residential mortgage market as a portfolio manager, product specific trader and business unit head. Mr. Garvey joined CCM in 2008 as a RMBS portfolio manager. From 1997 to 2008, Mr. Garvey held various trading and management positions within Lehman Brothers, where he focused, ultimately as a head mortgage trader managing risk and trading operations in Agency ARMs, FHA/Veteran's Administration re-performing loans, mortgage servicing, non-Agency hybrid, fixed-rate, negative-amortizing whole loans and securities, non-Agency subordinates, and non-Agency residuals. From 1994 to 1997, Mr. Garvey was a portfolio manager at Fischer Francis Trees & Watts where he managed pension fund money benchmarked to the mortgage index by actively trading and hedging single family RMBS and associated mortgage derivatives.

Our Competitive Advantages

        We believe that our ability to implement our investment objectives and manage a diversified portfolio for sustained attractive risk-adjusted returns through our Manager will be enhanced by the following competitive advantages:

  Experienced Management Team

        The senior members of CCM's residential mortgage team have extensive and complementary experience investing in, financing, trading and managing residential mortgage-related and distressed assets. We believe that our Manager's deep understanding of RMBS market fundamentals, as well as its ability to analyze, model and set value parameters around the individual mortgages that collateralize Agency RMBS and non-Agency RMBS, will enable our Manager to selectively acquire assets with compelling relative value opportunities and asymmetrical risk and reward return profiles. We also expect to benefit from our Manager's relationship with CCM, its senior advisors such as former U.S. Secretary of the Treasury John W. Snow, former U.S. Vice President J. Danforth Quayle and Stephen A. Feinberg, and its affiliated portfolio companies. These relationships provide our Manager with insights into broader economic trends and factors that could influence the mortgage market, including borrower and consumer behavior, leading economic indicators, legislative actions and governmental programs.

  Flexible Investment Strategy

        Our Manager's investment mandate will remain flexible, which will enable us to adapt to shifts in economic, real estate and capital market conditions, and to exploit inefficiencies in the residential mortgage market as attractive investment opportunities arise. Consistent with this strategy, our investment decisions will depend on prevailing market conditions and may change over time in response to opportunities available in different economic and capital market conditions. We believe this approach will allow us to identify undervalued opportunities in all market cycles across our target assets.

  Credit Risk Management Experience

        We intend to drive risk-adjusted returns by accepting mortgage credit exposure at levels that our Manager deems prudent as an integral part of our diversified investment strategy. Our management team is experienced in managing this risk through prudent asset selection, pre-acquisition due diligence, post-acquisition performance monitoring, sales of assets when we identify negative credit trends, and the use of various types of credit enhancement techniques, including non-recourse financing, which limits our exposure to credit losses to the specific pool of mortgages subject to the non-recourse financing.

  Disciplined Investment Approach

        Our Manager will seek to identify relative value opportunities by evaluating historical loan performance based on mortgage credit and prepayment dynamics and structural nuances that may lead to pricing inefficiencies. In addition, our Manager's investment approach will be shaped by its analysis of the entire mortgage value chain, which includes the origination, servicing, securitization and administration aspects of the mortgage market. Toward that end, our Manager will use internal credit and prepayment modeling techniques to evaluate market opportunities.

  Alignment of Our Manager's Interests

        We have taken steps to structure our relationship with our Manager so that our interests and those of our Manager are closely aligned. Our 2013 Equity Incentive Plans provide for participation by our Manager and by employees, advisors, consultants and other personnel of our Manager and its affiliates. In addition, an affiliate of our Manager has agreed to purchase            shares of our common stock in a concurrent private placement, at the initial public offering price per share. We believe that the participation of our Manager and related persons in our 2013 Equity Incentive Plans, together with the investment by an affiliate of our Manager in the concurrent private placement, will align our Manager's interests with our interests and will create an incentive to maximize returns for our stockholders.

Current Market Opportunities

        Residential mortgage debt is one of the largest fixed income markets in the world with approximately $10 trillion in residential debt outstanding as of June 30, 2012. We believe that pricing inefficiencies exist across most mortgage sectors and capital structures, including in Agency and non-Agency RMBS, as well as mortgage servicing rights associated with these products. We believe our Manager can identify target assets that have asymmetric risk and reward profiles. We also believe that we can achieve attractive investment returns across a variety of market conditions and economic cycles.

        According to CoreLogic®, as of June 30, 2012, 10.8 million (or 22.3%) of all U.S. residential properties with a mortgage were in negative equity. In the current environment, it is very difficult to refinance a mortgage for a borrower that is in negative equity, since credit standards are extremely tight, and, perhaps more importantly, without equity there is little or no chance to refinance outside of HARP, which is only available to borrowers who have Agency mortgage loans originated prior to June 1, 2009 and who are current on those loans. Mortgage loans in negative equity may be priced at attractive discounts to par. In addition, we believe that there are attractive opportunities to purchase pools of loans at a discount to par that are eligible for HARP and accordingly have increased probabilities of prepayment.

        We believe further reform of the GSEs will accelerate the demand for private capital into the housing finance sector, and that we will be in a position to capitalize on this opportunity to target asymmetrical return profiles in new residential mortgage-related assets. In addition, government initiatives, such as quantitative easing, may make the RMBS investment opportunity more attractive. These initiatives may result in increased levels of prepayments, creating value, in particular, in RMBS purchased at a discount to par.

        In September 2012, the FOMC launched a third round of quantitative easing, or QE3. The FOMC announced that it intends to hold the U.S. federal funds rate near zero "at least through mid-2015" and stated that "a highly accommodative stance of monetary policy will remain appropriate for a considerable time after the economic recovery strengthens". We believe that such actions are a reflection of, among others, the fallout from the dislocation in the U.S. housing market and persistent levels of high unemployment, which in turn are creating numerous attractive investment opportunities in the U.S. housing market.

        Although housing fundamentals have improved in comparison to the period from 2007 through 2011, RMBS prices continue to reflect delinquency and prepayment experience over a severely depressed economic cycle. We believe that the lowest quality and least creditworthy borrowers have generally left the mortgage pools through voluntary or forced attrition and that the remaining borrowers have a higher likelihood of paying their mortgage obligations.

        Mortgage cash flows are sensitive to both credit and prepayment factors, the impact of which factors are often not correlated. We believe that traditional investors focus on either credit or prepayment analysis, but not both, thereby creating investment opportunities for skilled investors such as us that focus on both factors. We intend to use our understanding of prepayment and credit environments, and how they relate to the structure of RMBS, to identify attractive investment opportunities across mortgage sectors.

        We believe that changes in the RMBS investor landscape will result in future price volatility that will also create favorable new investment opportunities. Banks, insurance companies and money managers holding RMBS remain sensitive to downgrades and at the same time face new capital regulations and accounting standards potentially motivating such holders to become sellers. In addition, Fannie Mae and Freddie Mac are winding down their investment portfolios, thereby impacting the supply and demand dynamic in the RMBS market. The dealer community also generally has shown a diminished tolerance for holding non-investment grade RMBS on their balance sheets, further impacting demand for non-Agency RMBS.

        Financing of Agency and non-Agency RMBS is currently widely available through a variety of vehicles. We intend to use leverage to increase potential returns to our stockholders by borrowing against existing assets through short-term repurchase agreements. We also intend to engage in securitizations of existing RMBS to obtain permanent, non-recourse financing when possible to enhance our returns, isolate unwanted risks and reduce our reliance on short-term repurchase agreements. We may also utilize warehouse facilities, bank credit facilities (including term loans and revolving facilities), and public and private debt issuances, in addition to transaction or asset specific funding arrangements.

Our Investment Strategy

        Our investment strategy will involve selectively constructing a portfolio of diversified assets that will provide attractive risk-adjusted returns to our stockholders over the long-term through a combination of dividends and capital appreciation.

        We will rely on our Manager's experience in (i) using credit and prepayment analysis to assess prior and future loan performance, (ii) identifying market pricing inefficiencies through evaluation of the entire mortgage value chain, which includes the origination, servicing, securitization and administration aspects of the mortgage market, and (iii) targeting securities that reflect our Manager's views as to both macro economic conditions and relative valuations in the market in order to isolate unwanted risk. In addition, our Manager will target investments that accentuate its views on loan performance, as it believes it can purchase securities that can position us to maximize potential returns while providing downside protection. We expect that our Manager's diversified approach to building a portfolio and its wealth of product knowledge and industry relationships will allow us to benefit in a variety of market and economic conditions.

        In making investment decisions on our behalf, our Manager will incorporate its views on loan performance based on an analysis of loan-level data, the mortgage industry, borrower behavior and housing market dynamics. At the individual loan level underlying our target RMBS assets, our Manager will seek to identify loan outcome potentials across various credit and prepayment cycles. This approach involves studying historical loan performance to determine relationships between loan characteristics and loan performance, as well as evaluating the impact of industry factors, analyzing performance variability among borrowers and segmenting the loan universe according to outcome sensitivity. Our Manager's mortgage industry analysis typically involves examining industry factors such as servicer and originator constraints and pressures, government sponsored housing initiatives and legal rulings and pending litigation. Our Manager intends to use this industry analysis to estimate the potential cash flow impact of the foregoing factors and to seek to identify sectors in the U.S. RMBS market where loan performance is expected to outperform market expectations without any improvements in the housing market or the general economy.

Our Target Assets

        We intend primarily to invest in, finance and manage a diversified portfolio of residential mortgage assets, consisting of Agency and non-Agency RMBS as well as other real estate-related assets, including the principal assets set forth in each of the following asset classes:

  Agency Mortgage Investments

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  Residential mortgage pass-through certificates.  Residential mortgage pass-through certificates are securities representing interests in "pools" of mortgage loans secured by residential real property where payments of both interest and principal (scheduled or unscheduled) on the securities are made monthly to holders of the security, in effect "passing through" monthly payments made by the underlying individual borrowers on the mortgage loans that collateralize the securities, net of fees paid to the issuer/guarantor and servicers of the securities. In general, mortgage pass-through certificates distribute cash flows from underlying collateral on a pro rata basis among certificate holders. The payment of principal and interest on these securities is guaranteed by Ginnie Mae or a GSE.

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  CMOs.  CMOs are securities that are structured from residential mortgage pass-through certificates. In general, CMOs receive monthly payments of principal and interest from underlying mortgage pass-through certificates. CMOs can divide these cash flows into different classes of securities. For example, CMOs may direct all interest payments to one class of security (an interest only security, or IO) and all principal payments, including pre-paid principal, to another class of security. CMOs may also redirect cash flows between classes, effectively giving priority to some classes while subordinating other classes. These structural characteristics allow CMOs to redistribute the risk/return characteristics of mortgage pass-through certificates on which they are based to suit investor demand. Agency CMOs are based on residential mortgage pass-through certificates where the "pool" of mortgage loans secured by the mortgage pass-through certificate on which the CMOs are based consists of loans for which the principal and interest payments are guaranteed by an Agency.

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  Interest only Agency RMBS.  Interest only Agency RMBS is a type of stripped security that only entitles the holder to interest payments. The yield to maturity of interest only Agency RMBS is extremely sensitive to the rate of principal payments (particularly prepayments) on the underlying pool of mortgages.

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  Inverse interest only Agency RMBS.  Inverse interest only Agency RMBS is a type of stripped security that has a coupon with an inverse relationship to its index and is subject to caps and floors. Inverse interest only Agency RMBS entitles the holder to interest only payments based on a notional principal balance, which is typically equal to a fixed rate of interest on the notional principal balance less a floating rate of interest on the notional principal balance that adjusts according to an index subject to set minimum and maximum rates. The value of inverse interest only Agency RMBS will generally decrease when its related index rate increases and increase when its related index rate decreases.

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  TBAs.  We may utilize TBAs in order to invest in Agency RMBS. Pursuant to these TBAs, we would agree to purchase, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered would not be identified until shortly before the TBA settlement date. Our ability to purchase Agency RMBS through TBAs may be limited by the 75% asset test applicable to REITs. See "U.S. Federal Income Tax Considerations—Taxation of Cerberus Mortgage Capital, Inc.—Asset Tests."

  Non-Agency Mortgage Investments

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  Non-Agency RMBS.  Non-Agency RMBS are securities backed by residential mortgages. The payment of principal and interest for such securities are not guaranteed by an Agency. Instead, non-Agency RMBS may benefit from credit enhancement derived from structural elements, such as subordination, overcollateralization or insurance provided by a monoline insurance company. As such, non-Agency RMBS can carry a significantly higher level of credit exposure relative to the credit exposure of Agency RMBS securities. We may purchase highly-rated instruments that benefit from credit enhancement or non-investment grade instruments that absorb credit risk. We expect to focus primarily on non-Agency RMBS where the underlying mortgages are secured by first lien residential properties within the United States.

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  Residential mortgage whole loans.  We may acquire residential mortgage loans that have not been securitized, which we refer to as whole loans. Such loans may be purchased for future pooling in securitizations. Whole loans include prime mortgage loans and non-prime mortgage loans. Prime mortgage loans are residential mortgage loans that typically conform to the underwriting guidelines of a GSE, but do not carry any credit guarantee from either a U.S. Government agency or a GSE. Jumbo prime mortgage loans are a specific type of prime mortgage loans that not only do not carry a government guarantee, but also have an unpaid principal balance in excess of the GSE conforming loan limit. The conforming loan limit is the maximum loan limit for a loan purchased by a GSE. Fannie Mae and Freddie Mac are precluded from purchasing single-family mortgages with origination balances above a specific amount, known as the "conforming loan limit". Loans above this limit are known as jumbo loans. Non-prime mortgage loans are residential mortgage loans that do not meet all of the underwriting guidelines of the GSEs. Consequently, these loans may carry higher credit risk than prime mortgage loans. Non-prime mortgage loans may allow borrowers to qualify for a mortgage loan with reduced or alternative forms of documentation. This category includes loans commonly referred to as Alt-A or subprime. "Subprime mortgage loans" are residential mortgage loans that have been originated using underwriting standards that are less restrictive than those used in (a) underwriting "conforming loans", which are residential mortgage loans that conform to the Agency underwriting guidelines and meet the funding criteria of Fannie Mae and Freddie Mac, and (b) Alt-A mortgage loans. We may also acquire performing, re-performing, sub-performing and non-performing mortgage loans.

  Other Investments

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  Other Agency MBS.  We may invest in mortgage-backed securities, or MBS, for which the principal and interest payments are guaranteed by a GSE, but for which the underlying mortgage loans are secured by real property other than single family residences. These may include, but are not limited to, Fannie Mae's DUS (Delegated Underwriting and Servicing) MBS, Freddie Mac's Multifamily Mortgage Participation Certificates and Ginnie Mae's project loan pools, or CMOs structured from such collateral.

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  Other mortgage-related investments.  Other mortgage-related investments include interests in MSRs, excess MSRs, floating rate securities and inverse floating rate securities and other comparable investments that may arise as the mortgage market evolves. We may structure a mortgage servicing right acquisition in a number of ways, including direct acquisition of uncertificated servicing rights interests or indirect acquisition through the purchase of certificated servicing rights interests, total return swaps or other transactions that offer us servicing rights economics. Excess MSRs represent a portion of the fee paid to mortgage servicers. A fixed-rate bond can be split into a pair of simultaneously floating rate bonds known as "floaters" and "inverse floaters." A floater is a CMO bond whose coupon resets periodically at a specified spread over a specified index (typically one-month LIBOR) subject to a certain cap and floor. In contrast, an inverse floater has a coupon that has an inverse relationship to its index, and is also subject to caps and floors. The structuring parameters (that is, the face amounts, coupons and caps and floors) of the floater and inverse floater are jointly determined such that the weighted average coupon of the pair matches the coupon on the underlying bond for all values of the index.

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  Residential real properties.  We may acquire vacant or occupied single and multi-family residential real properties in certain metropolitan areas across the United States. If we acquire residential real properties, we intend to hold these properties for investment and rent them for income. To the extent we make investments in residential real properties, we anticipate substantially all of our leases for such residential real properties will be of a relatively short duration. In addition, we may seek to invest in real estate owned that may provide rental income.

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  Derivatives.  We may acquire derivative financial instruments, including, among others, CDOs, CLOs and contracts based on synthetic indices, such as the Markit PrimeX or Markit IOS indices. We may also effect our strategies through the investment in instruments in the rates market, including, but not limited to, cash treasury notes, interest-rate swaps, futures, caps/floors, options and swaptions, interest rate corridors and Eurodollar futures contracts.

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  Other real-estate related investments.  We may acquire the common stock, preferred stock or debt of other real estate related entities, including mortgage origination companies or real estate-related products that we may acquire from companies, such as mortgage originators that may provide us opportunities to acquire whole loans, mortgage servicers that may provide us opportunities to purchase excess servicing rights, broker-dealers that may facilitate our structuring and selling assets into securitizations and other companies. Those companies may be operated as TRSs or by entities that are not owned by us but are affiliates of CCM.

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  Other securitizations.  We may acquire ABS consisting of debt and equity tranches of securitizations backed by various asset classes including, but not limited to, small balance commercial mortgages, aircrafts, automobiles, credit cards, equipment, manufactured housing, franchises, recreational vehicles and student loans. Our ABS investments will be focused on securities that when originally issued were rated in the highest rating category by one or more of the nationally recognized statistical rating organizations.

        Certain MSRs, derivative financial instruments, ABS and TBAs may not be real estate assets for purposes of the 75% asset test applicable to REITs and generally do not generate qualifying income for purposes of the 75% gross income test applicable to REITs. We may also need regulatory approvals prior to investing in MSRs and excess MSRs. As a result, we may be limited in our ability to invest in such assets.

        The foregoing list of potential target assets is not intended to be exhaustive. We may also invest in real estate-related assets not identified above. Over time, we anticipate that we may originate as well as acquire some of our real estate-related assets. In addition, we may invest in non-real estate-related assets, including, without limitation, other non-real estate-related ABS, corporate loans and unsecured debt of any issuer (whether U.S. or non-U.S.). We may also engage in investment, hedging or financing techniques other than those described in this prospectus. In addition, we may make such investments either directly or indirectly (through derivatives, real estate mortgage investment conduits, or REMICs, or other securitization vehicles, grantor trusts or other investment trusts or otherwise). All of the foregoing is subject to our maintaining our qualification as a REIT and our exemption from registration under the 1940 Act.

Our Investment Process and Analysis

        We expect our portfolio to be actively managed by our Manager. Investment decisions are expected to be based on (i) the underlying collateral and servicer, (ii) the credit support available to the security and (iii) the transaction price. The model that our Manager will deploy is designed to reflect the dynamic state of the U.S. housing market. Particular attention will be given to trends involving transition rates for the delinquency composition of the underlying collateral, underlying servicer trends (for example stop-advance, modification or forbearance policies), home price trends by zip code and liquidation loss-severity trends with a focus on state foreclosure time lines. Legislative and regulatory initiatives will be analyzed to assess likely impacts upon the housing markets and the unintended consequences that may develop.

Investment Sourcing

        We expect our Manager to take advantage of the broad network of relationships it has established to identify investment opportunities. Our Manager and its supervised affiliates have extensive long-term relationships with financial intermediaries, including primary dealers, leading investment banks, brokerage firms, leading mortgage originators and commercial banks.

        Investing in, and sourcing financing for, Agency RMBS, non-Agency RMBS, residential mortgage loans and ABS and Agency MBS is highly competitive. Although our Manager competes with many other investment managers for profitable investment opportunities in fixed-income asset classes and related investment opportunities and sources of financing, we believe that a combination of our Manager's experience, together with the resources and relationships of CCM, will provide us with a significant advantage in identifying and capitalizing on attractive investment opportunities.

Investment Guidelines

        Our board of directors will adopt a broad set of investment guidelines that reference our target asset classes and other criteria to be used by our Manager to evaluate specific assets as well as our overall portfolio composition, including the following:

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  No investment(s) shall be made that would cause us to fail to qualify as a REIT for U.S. federal income tax purposes;

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  No investment(s) shall be made that would cause us to be regulated as an investment company under the 1940 Act; and

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  Until appropriate investments can be identified, our Manager may invest the proceeds of this offering and the concurrent private placement and any future offerings in interest-bearing, short-term investments, including money market accounts and/or funds, which are consistent with the Company's intention to qualify as a REIT and maintain exemption from registration under the 1940 Act.

        Our Manager will make determinations as to the percentage of our assets that will be invested in each of our target asset classes, consistent with the investment guidelines adopted by our board of directors and the limits necessary to maintain our qualification as a REIT and our exemption under the 1940 Act. We expect our Manager's investment decisions will depend on prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments. We cannot predict the percentage of our assets that will be invested in any of our target asset classes at any given time. We believe that the anticipated diversification of our portfolio of assets, our Manager's investment professionals' extensive experience in investing in RMBS and our other target assets, and the flexibility of our strategy will position us to achieve attractive risk-adjusted returns under a variety of market conditions and economic cycles.

        Our investment guidelines may be changed from time to time by our board of directors without the approval of our stockholders. Changes to our investment guidelines may include, without limitation, modification or expansion of the types of assets in which we may invest. Any changes to our investment guidelines will be disclosed in our next required public report following the approval of such changes by our board of directors, including a majority of our independent directors.

Our Financing Strategy and Leverage

        We expect to use borrowings as part of our strategy. Depending on market conditions, we expect that our primary financing sources will be through repurchase agreements, warehouse facilities, securitizations and re-securitizations, bank credit facilities (including term loans and revolving facilities) and public and private equity and debt issuances as well as transaction or asset specific funding arrangements. We expect the terms of our repurchase agreements will generally conform to the terms in the standard master repurchase agreement as published by SIFMA as to repayment, margin requirements and segregation of all securities that will initially be sold under the repurchase transaction. We expect to vary the maturities of our borrowed funds to attempt to produce lower borrowing costs and reduce interest rate risk. We expect that our repurchase facility borrowings generally will have maturities of less than one year.

        We intend to utilize leverage by securitizing or re-securitizing target assets and other assets that we acquire. Securitization is the process of aggregating, or pooling, debt and issuing new financial instruments that are repaid primarily from the cash flows, servicing, collection or other liquidation of the underlying pooled debt. Re-securitization is the process of pooling already securitized financial instruments and creating new financial instruments that are repaid solely (or mostly) from the collection or other liquidation of the already securitized financial instruments.

        We intend to use leverage for the primary purpose of financing our portfolio and not for the purpose of speculating on changes in interest rates. Our charter and bylaws do not limit the minimum or maximum amount of leverage that we may incur, and we are not required to maintain any particular debt-to-equity leverage ratio. We expect that with respect to Agency assets, over time, we will employ leverage (measured on a debt-to-equity basis) of between            and            times and that with respect to non-Agency assets, over time, we will employ leverage of between            and            times. Our board of directors may change our leverage guidelines at any time without the consent of our stockholders.

        The goal of our leverage strategy is to ensure that, at all times, our investment portfolio's overall leverage ratio is appropriate for the level of risk inherent in the investment portfolio, and that each asset class has individual leverage targets that are appropriate for its potential price volatility. The leverage that we employ will be specific to each asset class and will depend upon an assessment of a variety of factors, which may include the anticipated liquidity and price volatility of our assets; the gap between the duration of assets and liabilities, including hedges; the availability and cost of financing the assets; our opinion of the credit worthiness of financing counterparties; the health of the U.S. economy and residential mortgage and housing markets; our outlook for the level, slope, and volatility of interest rates; the credit quality of the loans underlying our non-Agency RMBS and our other credit dependent assets; and our outlook for asset spreads relative to U.S. Treasury bond swap rates and/or LIBOR. We will analyze both historical volatility and market-driven implied volatility for each asset class in order to determine potential asset price volatility. Our leverage targets will be calibrated to measure each asset class' potential price volatility on a risk-adjusted basis.

  Repurchase Agreements

        We intend to use repurchase agreements to finance the purchase of our target assets. Repurchase agreements are financings pursuant to which we will sell our assets to the repurchase agreement counterparty, the buyer, for an agreed upon price with the obligation to repurchase these assets from the buyer at a future date and at a price higher than the original purchase price. The amount of financing we will receive under a repurchase agreement is limited to a specified percentage of the estimated market value of the assets we sell to the buyer. The difference between the sale price and repurchase price is the interest expense of financing under a repurchase agreement. Generally, repurchase agreements are of a short duration and contain a financing rate and trigger levels for margin calls and haircuts depending on the types of collateral and the counterparties involved. Under repurchase agreement financing arrangements, the buyer, or lender, could require us to provide additional cash collateral to re-establish the ratio of value of the collateral to the amount of borrowing. As of the date of this prospectus, Haircuts generally average between 3% and 10% for Agency RMBS and average between 10% and 50% for non-Agency RMBS, depending on the specific security used as collateral for such repurchase agreements. A significant decrease in the ratio of the loan amount and collateral value of the securities sold under repurchase agreement financing, which we refer to as the Advance Rate, or an increase in the Haircut, could result in the borrower having to sell securities in order to meet any additional margin requirements by the lender, regardless of market condition. We expect to mitigate our risk of margin calls by employing a prudent amount of leverage that is below what could be used under current Advance Rates.

        To the extent that we invest in Agency RMBS through TBAs in the future, we may enter into dollar roll transactions using TBAs in which we would sell a TBA and simultaneously purchase a similar, but not identical, TBA. Our ability to enter into dollar roll transactions with respect to TBAs may be limited by the 75% gross income test applicable to REITs. See "U.S. Federal Income Tax Considerations—Taxation of Cerberus Mortgage Capital, Inc.—Income Tests."

  Re-securitization

        We intend to utilize leverage by securitizing or re-securitizing target assets and other assets that we acquire. This process of pooling debt and issuing new financial instruments creates leverage, as we (or special purpose vehicles that we create) will become indebted to the holders of the securitized or re-securitized financial instruments (whether on a recourse or non-recourse basis) for the repayment of the financial instruments. The amount of our leverage in a securitization or re-securitization structure will depend upon, among other things, the amount of the pooled debt and the financial instruments issued, the weighted average interest rates of the pooled debt and the financial instruments issued, and the portion and repayment rights of the financial instruments issued that we retain, if any.

  Other Financing

        Subject to maintaining our qualification as a REIT and exemption from registration under the 1940 Act, we may in the future use other funding sources to acquire our assets, including warehouse facilities, securitizations and other secured and unsecured forms of borrowing and public and private equity and debt issuances.

Our Hedging Strategy

        We may use a variety of strategies to hedge a portion of our exposure to interest rate, prepayment and credit risk to the extent that our Manager believes that hedges are prudent, taking into account our investment strategy, overall market conditions, the level of volatility in the mortgage market, the size of our investment portfolio, the cost of the hedging transactions and our intention to qualify as a REIT and remain exempt from registration as an investment company under the 1940 Act. As a result, we may not hedge certain interest rate, prepayment or credit risks of certain target assets if our Manager believes that bearing such risks enhances our return relative to our risk/return profile.

        We will rely on the expertise of our Manager's investment professionals to manage these risks on our behalf. In performing this analysis, our Manager expects to actively employ portfolio-wide and security-specific risk measurement and management processes in our daily operations through tools which will include software and services licensed or purchased from third parties, in addition to proprietary systems and analytical methods developed internally. There can be no assurance, however, that these tools and other risk management techniques described above will protect us from interest rate, prepayment and credit risks.

  Interest Rate Risk

        We will be subject to interest rate risk in connection with our investments, our repurchase agreements and our other funding agreements. Our repurchase agreements will generally have a duration of less than one year and we expect will be periodically refinanced at current market rates. We may mitigate this risk through hedging techniques to lock in the spread between the interest we earn on our assets and the interest we pay on our borrowing costs. These hedging techniques may include interest rate swap agreements, interest rate swaptions, interest rate caps or floor contracts, interest rate corridors, futures or forward contracts and other derivative investments.

  Prepayment Risk

        Residential borrowers are generally able to prepay their mortgage loans at par at any time, without penalty. This feature creates several risks, especially for securities purchased at prices in excess of par (premium securities) or interest-only securities that have a notional value tied to the underlying mortgage loans. While prepayment rates are currently below historical levels due to the number of negative equity borrowers, in the event of prepayment we may experience a return of principal on our investments earlier than anticipated, and we may have to re-invest that principal at lower yields. In order to manage our prepayment and interest rate risks, we will monitor, among other things, our "duration gap" and our convexity exposure. Because prepayments on residential mortgages generally accelerate when interest rates decrease and slow when interest rates increase, mortgage securities typically have "negative convexity." In other words, certain mortgage securities in which we invest may increase in price more slowly than similar duration bonds, or even fall in value, as interest rates decline. Conversely, certain mortgage securities in which we invest may decrease in value more quickly than similar duration bonds as interest rates increase. Duration is the relative expected percentage change in market value of our assets that would be caused by a parallel change in short and long-term interest rates. Convexity exposure relates to the way the duration of a mortgage security changes when the interest rate and prepayment environment changes. Interest-only securities, or IO securities, are particularly sensitive to prepayment speeds and therefore to interest rates. As interest rates decrease and prepayments accelerate, the amount of interest received on IO securities decreases, leading to a decline in the value of such securities. Conversely, as interest rates increase, the amount of interest received on IO securities increases, leading to an increase in the value of such securities. As such, IO securities typically have "negative duration." In addition, we may use derivatives for hedging, including (i) Markit structured finance indices, which are synthetic total return swaps that reference the interest and principal components of Agency pools, and (ii) other prepayment linked products.

  Credit Risk

        We intend to accept mortgage credit exposure at levels that our Manager deems prudent as an integral part of our diversified investment strategy. Therefore, we may retain all or a portion of the credit risk on our residential mortgages as well as on the loans underlying our non-Agency RMBS. We will seek to manage this risk through prudent asset selection, pre-acquisition due diligence, post-acquisition performance monitoring, sales of assets when we identify negative credit trends, the use of various types of credit enhancements, including non-recourse financing, which limits our exposure to credit losses to the specific pool of mortgages subject to the non-recourse financing, and, subject to maintaining our qualification as a REIT and exemption from registration under the 1940 Act, through the use of derivative financial instruments, that may include reference assets comprised of indices of RMBS. Our overall management of credit exposure may also include the use of credit default swaps or other financial derivatives that our Manager believes are appropriate. Additionally, we intend to vary the percentage mix of our non-Agency mortgage investments and Agency mortgage investments in an effort to actively adjust our credit exposure and to improve the risk/return profile of our investment portfolio.

  Policies with Respect to Certain Other Activities

        If our board of directors determines that additional funding is required, we may raise such funds through additional offerings of equity or debt securities or the retention of cash flow (subject to REIT distribution requirements) or a combination of these methods. In the event that our board of directors determines to raise additional equity capital, it has the authority, without stockholder approval, to issue additional common stock or preferred stock in any manner and on such terms and for such consideration as it deems appropriate, at any time.

        In addition, we may borrow money to finance the acquisition of investments. Our investment guidelines and our portfolio and leverage will be periodically reviewed by our board of directors as part of their oversight of our Manager.

        As of the date of this prospectus, we do not intend to offer equity or debt securities in exchange for property. Though we have no current intention to do so, we may in the future repurchase or otherwise reacquire our shares.

        As of the date of this prospectus, we do not intend to invest in the securities of other REITs, other entities engaged in real estate activities or securities of other issuers for the purpose of exercising control over such entities.

        We will engage in the purchase and sale of investments. We may make loans to third parties in the ordinary course of business for investment purposes. As of the date of this prospectus, we do not intend to underwrite the securities of other issuers.

        We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent certified public accountants and file quarterly reports with the SEC containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

        Our board of directors may change any of these policies without prior notice to our stockholders or a vote of our stockholders.

Risk Management

        CCM.    CCM's Compliance and Risk Management Committee is responsible for overseeing (i) relationships and transactions undertaken by CCM that present actual or potential conflicts of interest; (ii) the implementation of actions and procedures designed to prevent, detect and correct potential or actual violations of CCM's policies; (iii) all communications between CCM and the existing and potential investors in the investment funds and accounts for which CCM provides investment advisory services; (iv) the maintenance of the books and records of CCM; (v) all governmental, administrative, regulatory and other similar filings required to be made by CCM and/or its affiliates; and (vi) all policies and procedures of CCM not otherwise within the specific and direct responsibility of another committee of CCM.

        CCM's Securities Compliance Committee has the overall responsibility for documenting, developing and maintaining policies and procedures for handling material nonpublic information and proprietary information. The Securities Compliance Committee has the final responsibility for all compliance decisions.

        In addition, CCM maintains a Financial Risk Management Sub-Committee. The Financial Risk Management Sub-Committee's mandate involves identifying, assessing, managing, and monitoring risks related to the trading activities of CCM. The Sub-Committee's responsibilities include: (i) risk-limits framework implementation for prudence regarding market, credit, valuation and liquidity exposures; (ii) model validation and control, to back-test the projected versus actual risk behavior of trading positions; (iii) building a foundation of risk data and practical market experience for the proactive surveillance of portfolios; and (iv) facilitating independent, collaborative analyses of emerging risk/

reward outlooks, including those matters not easily modeled or measured with standard risk-management tools.

        Cerberus Mortgage Capital, Inc.    To the extent consistent with maintaining our REIT qualification and our exemption under the 1940 Act, we will seek to manage risk exposure to protect our investment portfolio against the effects of major interest rate changes. Through our Manager, we may generally seek to manage this risk by:

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  relying on our Manager's investment selection process described in this prospectus under "—Our Investment Process and Analysis";

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  monitoring and adjusting, if necessary, the reset index and interest rate related to our target assets and our financings;

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  attempting to structure our financing agreements to have a range of different maturities, terms, amortizations and interest rate adjustment periods;

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  using hedging instruments, including interest rate swap agreements, financial futures, options, interest rate cap agreements, floors and forward sales, to adjust the interest rate sensitivity of our target assets and our borrowings; and

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  actively managing, on an aggregate basis, the interest rate indices, interest rate adjustment periods, and gross reset margins of our target assets and the interest rate indices and adjustment periods of our financings.

Recent and Future Changes in the Mortgage Market

        The U.S. Treasury White Paper entitled "Reforming America's Housing Finance Market," or the White Paper, which was issued on February 11, 2011, presents alternatives for the structuring of the domestic mortgage market in the wake of the GSEs being placed into U.S. federal government conservatorship. We believe that changes contemplated by the White Paper present a unique opportunity for private capital to increase its market share profitably in the residential mortgage market in coming years. Although approximately 90% of all residential mortgages are currently being securitized by the GSEs or by Ginnie Mae, all three options described in the White Paper call for the private sector to absorb a growing percentage of the credit risk related to the U.S. housing market. In addition, we believe the changing regulatory landscape and declining roles of the GSE portfolios could present attractive investment opportunities for private sector investors such as us to invest in mortgage investments. As a diversified and flexible investment vehicle, we expect to be well positioned to extract value from the mortgage market irrespective of the future extent of government involvement in the market or changes to the mortgage market based on the range of possible outcomes contemplated in the White Paper.

Operating and Regulatory Structure

  REIT Qualification

        We intend to elect and qualify as a REIT commencing with our taxable year ending December 31, 2013. Our qualification as a REIT depends upon our ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Internal Revenue Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. We believe that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT.

        So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our net taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S.

federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property.

  1940 Act Exemption

        See "Prospectus Summary—1940 Act Exemption" and "Risk Factors—Risks Related to the 1940 Act—Maintenance of our 1940 Act exemption imposes limits on our operations and the laws and regulations governing the 1940 Act exemption may change in a manner that adversely affects our operations."

Competition

        Our net income will depend, in large part, on our ability to acquire assets at favorable spreads over our borrowing costs. In acquiring our target assets, we will compete with a variety of institutional investors, including other public REITS, private specialty finance companies, public and private funds (potentially including other funds affiliated with CCM), commercial and investment banks, commercial finance and insurance companies and other financial institutions. Many of our anticipated competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Several other REITs have raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create additional competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us, such as funding from the U.S. Government. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than we can. Furthermore, competition for investments in our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. Also, as a result of this competition, desirable investments in these assets may be limited in the future and we may not be able to take advantage of attractive investment opportunities from time to time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting Our Operating Results."

        In the face of this competition, we expect to have access to our Manager's professionals and their industry expertise, which may provide us with a competitive advantage and help us assess investment risks and determine appropriate pricing for certain potential investments. We expect that these relationships will enable us to compete more effectively for attractive investment opportunities. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face. For additional information concerning these competitive risks, see "Risk Factors—Risks Related to Our Business—We will operate in a highly competitive market for investment opportunities and competition may limit our ability to acquire desirable investments in our target assets and could also affect the pricing of these securities."

Staffing

        We will be managed by our Manager pursuant to the management agreement between our Manager and us. Upon completion of this offering, all of our officers and directors will be employees of CCM. We will have no employees upon completion of this offering. See "Our Manager and the Management Agreement—Management Agreement."

Legal Proceedings

        Neither we nor, to our knowledge, our Manager are currently subject to any legal proceedings which we or our Manager consider to be material.

MANAGEMENT

Our Directors, Executive Officers and Investment Committee Members

        Currently, Bruce Witherell is our only director and is the Chairman of our board of directors. Prior to the pricing of this offering, our board of directors is expected to consist of five members, two of whom will be affiliated with CCM and three of whom we expect will satisfy all applicable independence standards. Our directors will each be elected to serve a term of one year, until the next annual meeting of stockholders and until their successors are elected and qualified. Our bylaws provide that a majority of the entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than the minimum number required by Maryland law, which is one, or more than 15.

        The following table sets forth certain information with respect to our director and executive officers:

Name	Age	Position Held with Us
Jonathan A. Sebiri	45	President and Chief Executive Officer
Joshua Weintraub	42	Co-Chief Investment Officer
Brendan Garvey	43	Co-Chief Investment Officer
David A. Essex	49	Chief Financial Officer, Treasurer and Secretary
Michael Hitzmann	44	Senior Vice President
Bruce Witherell	53	Chairman of the Board of Directors

        Set forth below is biographical information for our directors and executive officers.

  Directors

        Bruce Witherell has been a director since our inception and is the Chairman of our board of directors. Mr. Witherell is currently the Head of U.S. Residential Strategic Opportunities for Cerberus Operations and Advisory Company. Since 2011, Mr. Witherell has served as the Chief Executive Officer of Primestone Partners LLC, a mortgage consulting firm focused on opportunities in the financial services sector, which was a consultant to CCM. From 2009 to 2011, Mr. Witherell served as Chief Operating Officer of Freddie Mac with primary responsibility for the day-to-day operations of the company and provided leadership and direction to Freddie Mac's three lines of business (Single Family, Multi-Family, and Investments and Capital Markets), as well as to the Heads of Operations and Technology. Prior to joining Freddie Mac, Mr. Witherell was employed by Morgan Stanley from 2006 to 2008, including most recently as the global co-head of that investment bank's residential mortgage business, and by Lehman Brothers Holdings, Inc. and Lehman Brothers Inc., from 1991 to 2006, in various executive capacities, including as the Chief Operating Officer of that investment bank's mortgage capital division and as Chief Executive Officer of Lehman Brothers Bank. Before joining Lehman Brothers, Mr. Witherell was employed by Household Finance Corporation in 1982 and by The First Boston Corporation from 1983 to 1991. Mr. Witherell received his B.S. in Business Administration from Carnegie Mellon University. Mr. Witherell was selected to serve as a member of our board of directors because of his extensive experience and leadership roles in key aspects of mortgage finance.

  Executive Officers

        Jonathan A. Sebiri is our President and Chief Executive Officer, a position that he has held since our inception. Mr. Sebiri was recently hired by CCM as a Managing Director, with responsibility for raising funds to enable CCM to implement its residential mortgage strategies. Mr. Sebiri has 23 years of experience in the residential mortgage market. From 2009 until October 2012, Mr. Sebiri served as a Managing Director of Nomura Securities International, Inc., where he specialized in the sourcing and distribution of distressed mortgage assets and organized a securitized mortgage distribution team. From 1989 to 2009, Mr. Sebiri served in various positions, most recently as a Managing Director, with Lehman Brothers Inc. and, after Barclays Capital Inc. acquired Lehman Brothers Inc.'s investment banking and capital markets businesses, from 2008 to 2009 with Barclays Capital Inc. During that period, Mr. Sebiri's primary areas of focus were fixed income sales and trading and structured product distribution, including MBS, RMBS, whole loans and collateralized loan obligations. Mr. Sebiri is a graduate of Ithaca College.

        Joshua Weintraub has been our Co-Chief Investment Officer since our inception. Mr. Weintraub joined CCM in 2008 and is currently the head of RMBS Securities and Trading and a Senior Managing Director at CCM. While at CCM, Mr. Weintraub served as Vice Chairman of Residential Capital, LLC from 2008 to 2009. Prior to joining CCM, he spent eight years, from 2000 to 2008, at Bear, Stearns & Co. Inc. From 2000 to 2007, Mr. Weintraub headed the Agency CMO, mortgage derivative and pass through businesses, and, in 2008, he co-headed U.S. residential mortgage, ABS, and CDO trading. Prior to joining Bear, Stearns & Co. Inc., from 1999 to 2000, Mr. Weintraub managed Agency and non-Agency CMO and derivative trading at Greenwich Capital Markets Inc. From 1993 to 1999, Mr. Weintraub traded whole loans and Agency and non-Agency CMOs at Lehman Brothers Inc. From 1991 to 1993, Mr. Weintraub participated in and graduated from the Management Development Program for Operations and Systems at Chase Manhattan Bank. Mr. Weintraub graduated with High Honors from Lehigh University. He earned a dual B.A. in Economics and International Business.

        Brendan Garvey is our Co-Chief Investment Officer, a position that he has held since our inception. Mr. Garvey joined CCM in 2008 and is currently a RMBS portfolio manager and a Senior Managing Director at CCM. Mr. Garvey has 17 years of experience in the residential mortgage market as a portfolio manager, product specific trader and business unit head. From 1997 to 2008, Mr. Garvey held various trading and management positions within Lehman Brothers Inc., where he focused ultimately as a head mortgage trader managing risk and trading operations in Agency ARMs, FHA/Veteran's Administration re-performing loans, mortgage servicing, non-Agency hybrid, fixed-rate, negative-amortizing whole loans and securities, non-Agency subordinates, and non-Agency residuals. From 1994 to 1997, Mr. Garvey was a portfolio manager at Fischer Francis Trees & Watts, Inc. where he managed pension fund money benchmarked to the mortgage index by actively trading and hedging single family RMBS and associated mortgage derivatives. Mr. Garvey is a graduate of Wesleyan University and received an M.A. in Economics from New York University.

        David A. Essex is our Chief Financial Officer, Treasurer and Secretary, positions he has held since our inception. Mr. Essex joined CCM in October 2012. From February 2009 to September 2012, Mr. Essex served as the Chief Financial Officer for Primestone Partners LLC, a mortgage consulting firm focused on opportunities in the financial services sector. From 2007 to 2009, Mr. Essex was the Chief Financial Officer for the Global Securitized Products Group at Morgan Stanley. From 1998 to 2006, Mr. Essex served in various financial management positions for Lehman Brothers Inc., including most recently as the Chief Financial Officer of Lehman Brothers Bank, FSB. From 1996 to 1998, Mr. Essex was the President and Chief Operating Officer of E.A. Flair, Inc., a private giftware importer and wholesaler. From 1985 to 1996, Mr. Essex was employed by Ernst & Young LLP, initially as a staff member and ultimately as a senior manager in that firm's financial services group. Mr. Essex is a graduate of the State University of New York at Albany and received an M.B.A. from the Graduate School of Business at Columbia University.

        Michael Hitzmann is a Senior Vice President of our company, a position that he has held since our inception. Mr. Hitzmann joined CCM in 2009, where he has focused on distressed mortgages and is currently a Managing Director. Prior to joining CCM, Mr. Hitzmann was a director in the structured finance group at Barclays Capital Inc. after Barclays Capital Inc. acquired portions of Lehman Brothers Inc. in 2008. Prior to Barclays Capital Inc., he spent 12 years at Lehman Brothers Inc., from 1996 to 2008, most recently as a Senior Vice President. At Lehman Brothers Inc., Mr. Hitzmann ran the mortgage finance group responsible for all of the securitization functions related to agency, non-agency principal shelf, and agented client RMBS transactions on the residential mortgage trading desk. He served as the lead banker for restructuring activities with respect to existing desk inventory and client portfolios of MBS, with a focus on securitization strategies for mitigating the impact of rating agency downgrades and accounting impairment charges. Mr. Hitzmann is a graduate of the School of Management at Boston University and received an M.A. in Economics from New York University.

        Each of our officers holds similar positions as officers of our Manager.

Members of the Investment Committee

        In addition to Mr. Sebiri, Mr. Weintraub and Mr. Garvey, the following individuals serve on our Manager's Investment Committee:

        Stephen A. Feinberg is the Chief Executive Officer and a Senior Managing Director of CCM. Mr. Feinberg co-founded CCM in December 1992. He also founded or co-founded the other Cerberus management entities and Cerberus funds. Prior to founding CCM and the other Cerberus management entities, Mr. Feinberg managed separate pools of capital for Gruntal & Co. and certain other accounts from 1985 to 1992. Mr. Feinberg began his career at Drexel Burnham Lambert Inc., where he was actively involved in trading large pools of firm capital. Mr. Feinberg is a graduate of Princeton University. Mr. Feinberg is a member of the CCM Investment Committee, Credit Committee, Valuation Committee, Real Estate Committee, Allocation Committee and Brokerage Committee.

        Frank W. Bruno is the President of Cerberus Global Investments, LLC and a Senior Managing Director of CCM. Mr. Bruno joined CCM in 1998. Prior to joining CCM, Mr. Bruno was a Vice President at Merrill Lynch & Co., Inc. from 1996 to 1998. From 1990 to 1994, he was a Vice President at Weber Management Consultants, Inc. In 1989, he was an Associate with Tiffany & Co. In 1988, he was an Assistant Foreign Exchange Trader at the Bank of Tokyo, Ltd. Mr. Bruno is a graduate of Cornell University and received an M.B.A. from the University of Pennsylvania. Mr. Bruno is a member of the CCM Investment Committee.

        Lee Millstein is the Head of European and Asian Distressed Credit and Real Estate and a Senior Managing Director of CCM. Mr. Millstein joined CCM in 2007. Prior to joining CCM, Mr. Millstein was the Head of Corporate and Investment Banking for and was a director on the board of Aozora Bank from 2004 to 2007, where he was responsible for the bank's corporate lending, real estate, leveraged lending, structured credit and principal investing businesses. From 1994 to 2004, Mr. Millstein was employed by Morgan Stanley, most recently as Managing Director and head of high-yield and distressed principal investing in Japan and non-Japan Asia. Mr. Millstein is a graduate of the University of Pennsylvania. Mr. Millstein is a member of the CCM Real Estate Committee.

Corporate Governance—Board of Directors and Committees

        Our business is managed by our Manager, subject to the supervision and direction of our board of directors, which has established investment guidelines described under "Business—Investment Guidelines" for our Manager to follow in its day-to-day management of our business. The NYSE requires that a majority of our board of directors must be composed of independent directors. Our board of directors has affirmatively determined that Messrs.             ,                   , and             are independent directors. Our directors keep informed about our business by attendance at meetings of our board and its committees and through supplemental reports and communications. Our independent directors meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

        Upon completion of this offering, our board of directors will form an audit committee, a compensation committee and a nominating and corporate governance committee and adopt charters for each of these committees. Each of these committees will have three members. Under the Exchange Act and the rules of the NYSE, the audit committee may be composed of a majority of independent directors for up to one year from the effectiveness of the registration statement of which this prospectus is a part, and thereafter will be composed exclusively of independent directors. Each of the compensation committee and the nominating and corporate governance committee will be composed exclusively of independent directors, as determined by the listing requirements of the NYSE. Under a rule proposed by the NYSE, we may be required to consider a director's compensation and any affiliations with us in determining whether that director meets the independence standards for membership on the compensation committee. Moreover, the compensation committee will be composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as we are subject to Section 162(m) of the Internal Revenue Code, qualify as outside directors for purposes of Section 162(m) of the Internal Revenue Code.

  Audit Committee

        The audit committee will initially consist of            ,                 and            , each of whom is "financially literate" under the rules of the NYSE. Each of            and                has been determined to be an independent director. Mr.             will chair our audit committee and serve as our audit committee financial expert, as that term is defined by the SEC.

        The audit committee will assist our board of directors in overseeing:

  •
  our financial reporting, auditing and internal control activities, including the integrity of our financial statements;

  •
  our compliance with legal and regulatory requirements; and

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  the performance of our internal audit function.

        The audit committee is also responsible for engaging our independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence and qualifications of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

  Compensation Committee

        The compensation committee will consist of            ,                 and            , each of whom has been determined to be an independent director. Mr.                         will chair our compensation committee.

        The compensation committee will be responsible for:

  •
  evaluating the performance of our officers;

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  reviewing the compensation payable to our officers;

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  evaluating the performance of our Manager;

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  reviewing the compensation and fees payable to our Manager under the management agreement;

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  preparing compensation committee reports;

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  administering the issuance of any equity-based awards granted to our Manager and the personnel of our Manager and its affiliates who provide services to us;

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  overseeing our equity incentive plans; and

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  determining from time to time the remuneration for our non-executive directors.

  Nominating and Corporate Governance Committee

        The nominating and corporate governance committee will consist of            ,                 and            , each of whom has been determined to be an independent director. Mr.                         will chair our nominating and corporate governance committee.

        The nominating and corporate governance committee will be responsible for:

  •
  reviewing and making recommendations to our board of directors with respect to the organization, function and composition of our board of directors and its committees;

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  periodically reviewing and, if appropriate, recommending to our board of directors changes to our corporate governance policies and procedures;

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  overseeing the self-evaluation of our board of directors and our board's evaluation of management;

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  identifying and recommending to the board of directors potential director candidates for nomination;

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  approving and recommending to our full board of directors the appointment of each of our executive officers;

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  periodically preparing and submitting to our board of directors for adoption the committee's selection criteria for director nominees;

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  annually recommending to the Board nominees for each committee of the Board; and

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  annually facilitating the assessment of the boards' performance as a whole and of the individual directors and reporting thereon to our board of directors.

  Compensation Committee Interlocks and Insider Participation

        Each of the members of the compensation committee is an independent director. No member of the compensation committee is a current or former officer or employee of ours or any of our subsidiaries or had any relationship requiring disclosure by us under Item 404 of the SEC's Regulation S-K. None of our executive officers serve as a member of the board of directors or compensation committee of any company that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Executive and Director Compensation

  Director Compensation

        A member of our board of directors who is also an employee or officer of our Manager or CCM is referred to as an executive director. Executive directors will not receive compensation for serving on our board of directors.

        We have not made any payments to any of our directors or director nominees to date. Each independent director will receive an annual cash retainer of $            in quarterly payments in arrears.

In addition, each independent director will receive an annual retainer of $            in the form of restricted shares of our common stock. The first installment of restricted stock will be granted upon completion of this offering and the concurrent private placement, with subsequent grants made immediately following our annual stockholders' meeting, in each case vesting in equal annual installments over a period of three years, provided that the director continues to serve on our board of directors as of the applicable vesting date. Any new independent director who joins our board of directors in the future will be granted restricted shares of our common stock that will vest in equal annual installments over a period of three years, provided that such director continues to serve on our board of directors as of the applicable vesting dates. We will also reimburse our directors for reasonable out-of-pocket expenses incurred in connection with performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance at full board and committee meetings. In addition, the chair of our audit committee will be paid an annual cash retainer of $            , and the chairs of our compensation committee and our nominating and corporate governance committee each will be paid an annual cash retainer of $            , in each case in addition to the annual retainer paid in cash and restricted shares of our common stock.

  Executive Compensation

        Because our management agreement provides that our Manager is responsible for managing our affairs, our officers who are employees of our Manager or any of its affiliates, are not expected to receive cash compensation from us for serving as our officers. However, we will reimburse our Manager for the allocable share of the compensation, including, without limitation, annual base salary, bonus, any related withholding taxes and employee benefits paid to our chief executive officer, our chief financial officer and other corporate finance, tax accounting, internal audit, legal, risk management, operations, compliance and other non-investment personnel of our Manager and its affiliates who spend all or a portion of their time managing our affairs, based upon the percentage of each such person's business time spent on our affairs relative to other CCM obligations. In their capacities as officers or personnel of our Manager or its affiliates, they will devote such portion of their time to our affairs as is necessary to enable us to operate our business.

        Except for certain equity grants and except as set forth above, our Manager will compensate each of our officers. We will pay our Manager a management fee and, except as set forth above, our Manager will use the proceeds from the management fee in part to pay compensation to its officers and personnel.

2013 Equity Incentive Plans

        We have adopted two equity incentive plans under which our Manager, officers, employees, advisors, consultants and other personnel of our Manager and our independent directors, officers, employees (if any), advisors, consultants and other personnel will be eligible to receive common stock-based awards. The aggregate number of shares that may be made subject to awards under these equity incentive plans will be equal to       percent of the total number of shares of our common stock issued and outstanding, calculated on a fully diluted basis as of the time of the applicable awards. If we sell            shares of our common stock in this offering and            shares of our common stock in the concurrent private placement to an affiliate of our Manager, the number of shares of common stock initially reserved for issuance will be                        shares. Future issuance of our common stock independent of this offering and the concurrent private placement will increase the number of shares available for grant under our 2013 Equity Incentive Plans. See below for additional information regarding our 2013 Equity Incentive Plans.

  2013 Equity Incentive Plan

        We adopted our Cerberus Mortgage Capital, Inc. 2013 Equity Incentive Plan, or the Equity Plan, to provide incentive compensation to attract and retain qualified directors, officers, advisors, consultants and other personnel. The Equity Plan will be administered by our compensation committee. The Equity Plan will permit the granting of stock options, restricted shares of common stock, restricted stock units, phantom shares, dividend equivalent rights and other equity-based awards. Prior to the completion of this offering and the concurrent private placement, we will not have issued any equity-based compensation. Upon completion of this offering and the concurrent private placement, we will grant restricted stock covering            shares of our common stock to our independent directors, as set forth in the table below. The shares of common stock underlying these shares of restricted stock will represent      % of the aggregate issued and outstanding shares of our common stock after giving effect to the shares sold in this offering and the concurrent private placement, excluding shares sold pursuant to the underwriters' exercise of their overallotment option.

        The restricted shares granted to our independent directors upon consummation of this offering and the concurrent private placement, as well as restricted shares granted to our independent directors in future periods, will vest in equal annual installments over a period of three years, provided that the director continues to serve on our board of directors as of the applicable vesting date. All other shares of restricted stock, restricted stock units and other awards to be granted under the Equity Plan will vest in installments over periods determined by our compensation committee, provided that the awardee is in our employ or service as of the applicable vesting dates. The restricted shares of common stock granted to our independent directors will vest in full if a change in control (as defined in the Equity Plan) occurs while the director is in our employ or service. If the director ceases to provide services to us for any reason prior to the date on which the restricted shares become vested, any unvested shares will be immediately forfeited unless otherwise expressly provided either in the Equity Plan or in specific grant agreements. Once restricted shares of common stock become vested, they will be freely transferrable. Dividends declared with respect to restricted stock will be paid currently in the same manner as dividends declared with respect to other outstanding shares of our common stock.

        The following table sets forth information regarding the only restricted shares or restricted stock units to be granted under our 2013 Equity Incentive Plans upon consummation of the closing of this offering and the concurrent private placement.

Name of Grantee and Title	Number of Shares of Restricted Stock
, director
, director
, director

  Administration

        The compensation committee of our board of directors has the full authority to administer and interpret the Equity Plan, to authorize the granting of awards, to determine the eligibility of persons to receive an award, to determine the number of shares of common stock to be covered by each award (subject to the individual participant limitations provided in the Equity Plan), to determine the terms, provisions and conditions of each award (which may not be inconsistent with the terms of the Equity Plan), to prescribe the form of instruments evidencing awards and to take any other actions and make all other determinations that it deems necessary or appropriate in connection with the Equity Plan or the administration or interpretation thereof. In connection with this authority, the committee may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse.

  Available Shares

        Our Equity Plan provides for grants of equity-based awards from time to time covering up to        percent of the issued and outstanding shares of our common stock, calculated on a fully diluted basis as of the time of the applicable award, but less any shares of common stock issued or subject to awards granted under our Manager Equity Plan, as described below. Such calculation will assume, if applicable, the exercise of all outstanding options and the conversion of all warrants and convertible securities into shares of common stock. Future issuances of our common stock independent of this offering and the concurrent private placement will increase the number of shares available for grant under our Equity Plan and our Manager Equity Plan. To the extent required to comply with the requirements of Section 162(m) of the Internal Revenue Code, the aggregate number of shares of our common stock subject to grants and awards made to any one participant during any calendar year may not, subject to adjustment, exceed             shares of common stock. If any shares subject to an option or award granted under the Equity Plan are forfeited, cancelled, exchanged or surrendered or if an option or award terminates or expires without a distribution of shares to the participant, or if shares of our common stock are surrendered or withheld by us as payment of either the exercise price of an option or award and/or withholding taxes in respect of an option or award, the shares of common stock with respect to such option or award will again be available for issuance under the Equity Plan. Unless previously terminated by our board of directors, no new award may be granted under the Equity Plan after the tenth anniversary of the earlier of the date that the Equity Plan was initially approved by (i) our board of directors or (ii) our stockholders. No award may be granted under our Equity Plan to any person who, assuming exercise of all options and payment of all awards held by such person, would own or be deemed to own more than 9.8%, by value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or capital stock.

  Awards under the Plan

        Stock Options.    The terms of specific options, including whether options shall constitute "incentive stock options" for purposes of Section 422(b) of the Internal Revenue Code, shall be determined by the committee. The maximum number of shares of common stock with respect to which incentive stock options may be granted under the Equity Plan, subject to adjustment, is             shares. The exercise price of an option shall be determined by the committee and reflected in the applicable grant agreement. The exercise price with respect to stock options may not be lower than 100% (110% in the case of an incentive stock option granted to a 10% stockholder) of the fair market value of our common stock on the date of grant. Each option will be exercisable after the period or periods specified in the grant agreement, which will generally not exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a 10% stockholder). Options will be exercisable at such times and subject to such terms as are determined by the committee. The exercise price for a stock option may generally be paid in cash or by an exchange of common stock previously owned by the participant, through a "broker cashless exercise" procedure approved by the committee or a combination of the above, in any case in an amount having a combined value equal to such exercise price.

        Restricted Shares of Common Stock.    A restricted share award is an award of shares of common stock that is subject to restrictions on transferability and such other restrictions, if any, as the committee may impose. Grants of restricted shares of common stock will be subject to vesting schedules as determined by the committee, provided that grants to our independent directors will vest in equal annual installments over a period of three years. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or service or the satisfaction of pre-established criteria, in such installments or otherwise, as the committee may determine. A participant granted restricted shares of common stock has all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive dividends on the restricted shares of common stock.

        Although stock dividends will be paid on restricted shares of common stock, whether or not vested, at the same rate and on the same date as on shares of our common stock, holders of restricted shares of common stock are prohibited from selling such shares until they vest. Any cash dividends will either be paid upon issuance or accumulated and paid when the underlying shares become vested, as determined by the committee at the time of grant.

        Restricted Stock Units.    Restricted stock units represent a promise to pay shares of our common stock (or a cash amount equal to the value thereof) upon the completion of a vesting period to be determined by the committee. Dividend equivalents (described below) generally are granted with restricted stock units and, to the extent earned during the vesting period, are generally paid following vesting of the restricted stock units to which they relate.

        Dividend Equivalents.    A dividend equivalent is a right to receive (or have credited) the equivalent value (in cash or shares of common stock) of dividends paid on shares of common stock otherwise subject to an award. The committee may provide that amounts payable with respect to dividend equivalents shall be converted into cash or additional shares of common stock. The committee will establish all other limitations and conditions of awards of dividend equivalents as it deems appropriate.

        Other Share-Based Awards.    The Equity Plan authorizes the granting of other awards based upon shares of our common stock (including the grant of securities convertible into shares of common stock and share appreciation rights and grants of our common stock that are not subject to any restrictions or a substantial risk of forfeiture), subject to terms and conditions determined by the committee.

  Change in Control

        Upon a change in control (as defined in the Equity Plan), the committee may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the change in control, but only if the committee determines that the adjustments do not have a substantial adverse economic impact on the participants (as determined at the time of the adjustments) and provided that any discretionary increase in the aggregate number of shares issuable under the Equity Plan must be approved by our board of directors. The committee may also provide that awards will immediately and fully vest in the event that a change in control occurs while the participant is in our service.

  Other Changes

        Our board of directors may amend, alter, suspend or discontinue the Equity Plan but generally cannot take any action that would impair the rights of a participant's existing grants without that participant's consent. To the extent necessary and desirable (including, as required by law or any stock exchange rules), the board of directors must obtain approval of our stockholders for any amendment that would:

  •
  other than through adjustment as provided in the Equity Plan, increase the total number of shares of common stock reserved for issuance under the Equity Plan; or

  •
  change the class of persons eligible to participate in the Equity Plan.

        The committee or our board of directors may amend the terms of any award granted under the Equity Plan, prospectively or retroactively, but, generally may not impair the rights of any participant without his or her consent.

  2013 Manager Equity Incentive Plan

        We adopted our Cerberus Mortgage Capital, Inc. 2013 Manager Equity Incentive Plan, or the Manager Equity Plan, to provide for the granting of stock options, restricted shares of common stock, restricted stock units, dividend equivalent rights and other equity-based awards to our Manager and employees, advisors, consultants and other personnel of the Manager who may or may not be eligible for grants or awards under our Equity Plan.

        The Manager Equity Plan will be administered by our compensation committee. We will not grant any awards under the Manager Equity Plan in connection with this offering or the concurrent private placement. Any restricted stock or restricted stock units to be granted to the Manager in the future will vest over periods determined by our compensation committee. Dividends declared with respect to restricted stock will be paid currently in the same manner as dividends declared with respect to other outstanding shares of our common stock.

        If the management agreement with our Manager (1) is terminated by us for cause or (2) by our Manager without cause (as described herein under "Our Manager and the Management Agreement—Management Agreement"), all unvested awards then held by our Manager and all accrued and unpaid dividends or dividend equivalents related to such awards will be immediately cancelled and forfeited without consideration. If the management agreement expires or is terminated for any other reason, any award then held by our Manager that was not previously vested will become fully vested and/or payable, and any performance conditions imposed with respect to such award will be deemed to be fully achieved. Unless otherwise expressly provided in the Manager Equity Plan or in specific grant agreements, all unvested awards then held by a holder who is not our Manager and who ceases to provide services to our Manager will be immediately cancelled and forfeited without consideration. The terms of award agreements will set forth the terms under which a stock option or stock appreciation right may remain exercisable following such a termination of service with our Manager. In the event of a change of control (as defined in the Manager Equity Plan) prior to termination of the management agreement, all unvested awards then held by our Manager and all accrued and unpaid dividends or dividend equivalents related to such awards will immediately become fully vested.

  Administration

        The compensation committee of our board of directors has the full authority to administer and interpret the Manager Equity Plan, to authorize the granting of awards, to determine the eligibility of our Manager and its employees, advisors, consultants and other personnel of the Manager to receive an award, to determine the number of shares of common stock to be covered by each award, to determine the terms, provisions and conditions of each award (which may not be inconsistent with the terms of the Manager Equity Plan), to prescribe the form of instruments evidencing awards and to take any other actions and make all other determinations that it deems necessary or appropriate in connection with the Manager Equity Plan or the administration or interpretation thereof. In connection with this authority, the committee may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse.

  Available Shares

        Our Manager Equity Plan provides for grants of equity-based awards from time to time covering up to        percent of the issued and outstanding shares of our common stock, calculated on a fully diluted basis as of the time of the applicable award, but less any shares of common stock issued or subject to awards granted under our Equity Plan, as described above. Such calculation will assume, if applicable, the exercise of all outstanding options and the conversion of all warrants and convertible securities into shares of common stock. Future issuances of our common stock independent of this offering and the concurrent private placement will increase the number of shares available for grant under our Equity Plan and our Manager Equity Plan. If any shares subject to an option or award granted under the Manager Equity Plan are forfeited, cancelled, exchanged or surrendered or if an option or award terminates or expires without a distribution of shares to the participant, or if shares of our common stock are surrendered or withheld by us as payment of either the exercise price of an option or award and/or withholding taxes in respect of an option or award, the shares of common stock with respect to such option or award will again be available for options and awards under the Manager Equity Plan. Unless previously terminated by our board of directors, no new award may be granted under the Manager Equity Plan after the tenth anniversary of the earlier of the date the Manager Equity Plan was initially approved by (i) our board of directors or (ii) our stockholders. No award may be granted under our Manager Equity Plan to any person who, assuming exercise of all options and payment of all awards held by such person, would own or be deemed to own more than 9.8%, by number or value, whichever is more restrictive, of the outstanding shares of our common stock or capital stock.

  Awards under the Plan

        Stock Options.    The terms of specific options shall be determined by the committee. The exercise price of an option shall be determined by the committee and reflected in the applicable grant agreement. The exercise price with respect to stock options may not be lower than 100% of the fair market value of our common stock on the date of grant. Each option will be exercisable after the period or periods specified in the grant agreement, which will generally not exceed ten years from the date of grant. Options will be exercisable at such times and subject to such terms as are determined by the committee. The exercise price for a stock option may generally be paid in cash or by an exchange of common stock previously owned by the participant, through a "broker cashless exercise" procedure approved by the committee or a combination of the above, in any case in an amount having a combined value equal to such exercise price.

        Restricted Shares of Common Stock.    A restricted share award is an award of shares of common stock that is subject to restrictions on transferability and such other restrictions, if any, as the committee may impose. Grants of restricted shares of common stock will be subject to vesting schedules as determined by the committee. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or service or the satisfaction of pre-established criteria, in such installments or otherwise, as the committee may determine. A participant granted restricted shares of common stock has all of the rights of a stockholder, including, without limitation, the right to vote and the right to receive dividends on the restricted shares of common stock.

        Although stock dividends will be paid on restricted shares of common stock, whether or not vested, at the same rate and on the same date as on shares of our common stock, holders of restricted shares of common stock are prohibited from selling such shares until they vest. Any cash dividends will either be paid upon issuance or accumulated and paid when the underlying shares become vested, as determined by the committee at the time of grant.

        Restricted Stock Units.    Restricted stock units represent a promise to pay shares of our common stock (or a cash amount equal to the value thereof) upon the completion of a vesting period. Dividend equivalents (described below) generally are granted with restricted stock units and, to the extent earned during the vesting period, are generally paid following vesting of the restricted stock units to which they relate.

        Phantom Shares.    Phantom shares, when issued, will reduce the number of shares available for grant under the Manager Equity Plan and will vest as provided in the applicable award agreement. A phantom share represents a right to receive the fair market value of a share of common stock, or, if provided by the committee, the right to receive the fair market value of a share of common stock in excess of a base value established by the committee at the time of grant. Phantom shares may generally be settled in cash or by transfer of shares of common stock (as may be elected by the participant or the committee, as may be provided by the committee at grant). The committee may, in its discretion and under certain circumstances, permit a participant to receive as settlement of the phantom shares installments over a period not to exceed ten years.

        Dividend Equivalents.    A dividend equivalent is a right to receive (or have credited) the equivalent value (in cash or shares of common stock) of dividends paid on shares of common stock otherwise subject to an award. The committee may provide that amounts payable with respect to dividend equivalents shall be converted into cash or additional shares of common stock. The committee will establish all other limitations and conditions of awards of dividend equivalents as it deems appropriate.

        Other Share-Based Awards.    The Manager Equity Plan authorizes the granting of other awards based upon shares of our common stock (including the grant of securities convertible into shares of common stock and share appreciation rights and grants of our common stock that are not subject to any restrictions or a substantial risk of forfeiture), subject to terms and conditions determined by the committee.

  Change in Control

        Upon a change in control (as defined in the Manager Equity Plan), the committee may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the change in control, but only if the committee determines that the adjustments do not have a substantial adverse economic impact on the participants (as determined at the time of the adjustments) and provided that any discretionary increase in the aggregate number of shares issuable under the Manager Equity Plan must be approved by our board of directors. The committee may also provide that awards will immediately and fully vest in the event that a change in control occurs while the Manager or other participant is in our service.

  Other Changes

        Our board of directors may amend, alter, suspend or discontinue the Manager Equity Plan but generally cannot take any action that would impair the rights of a participant's existing grants without that participant's consent. To the extent necessary and desirable (including, as required by law or any stock exchange rules), the board of directors must obtain approval of our stockholders for any amendment that would:

  •
  other than through adjustment as provided in the Manager Equity Plan, increase the total number of shares of common stock reserved for issuance under the Manager Equity Plan; or

  •
  change the class of persons eligible to participate in the Manager Equity Plan.

        The committee or our board of directors may amend the terms of any award granted under the Manager Equity Plan, prospectively or retroactively, but, generally may not impair the rights of any participant without his, her or its consent.

Code of Conduct

        Our board of directors will adopt a code of conduct that applies to our and to any of our subsidiaries' directors, officers and employees. Any such director, officer or employee who is also subject to CCM's Code of Ethics and Business Conduct, including the Securities Compliance Policy and Procedures incorporated therein, will, in the event of a conflict in policy, be held to the more restrictive provision. Among other matters, our code of conduct is designed to deter wrongdoing and to promote:

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  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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  full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

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  compliance with applicable governmental laws, rules and regulations;

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  prompt internal reporting of violations of the code to appropriate persons identified in the code; and

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  accountability for adherence to the code.

        Waivers of any provisions of the code of conduct may be granted in writing by our Chief Executive Officer, except that any waiver sought by one of our directors or executive officers may be granted only by the nominating and corporate governance committee of our board of directors. In considering any request for a waiver, the Chief Executive Officer will consult with appropriate senior management, CCM's legal and compliance personnel that provide service to our Manager and/or external legal advisors, as appropriate under the circumstances. Any changes to or waivers of the code of conduct will, to the extent required, be disclosed as required by applicable rules and regulations of the SEC and the NYSE.

Conflicts of Interest

        We do not expect to have any employees and we will rely on our Manager to provide us with investment and advisory services. Our Chief Executive Officer, Chief Financial Officer and Co-Chief

Investment Officers also serve as officers of our Manager and CCM. The terms of our management agreement with our Manager, including fees, expense reimbursements and other amounts payable to our Manager, may not be as favorable to us as if it had been negotiated at arm's length between unaffiliated third parties.

        Certain of our officers and directors also serve or may serve as officers, directors or employees of CCM or its affiliates, including new affiliated potential pooled investment vehicles or managed accounts not yet established, whether managed or sponsored by CCM, CCM's affiliates or our Manager (we refer to all of the foregoing as Other Cerberus Entities). Accordingly, the ability of our Manager and its officers and the officers and other personnel of CCM to engage in other business activities may reduce the time our Manager spends managing our business. In addition, officers and other personnel of our Manager may have obligations to those entities, the fulfillment of which might not be in the best interests of us or our stockholders.

        To the extent Other Cerberus Entities seek to acquire our target assets, the dollar amount of opportunities otherwise available to us may be adversely affected and/or reduced. CCM has adopted written policies and procedures, which we refer to as the Cerberus Allocation Policy, designed to allocate investment opportunities among us and the Other Cerberus Entities in a fair and equitable manner. An investment opportunity is generally allocated pro rata based upon the cash available, each such entity's target percentage holdings for such type of investment and certain other factors. From time to time, in accordance with the Cerberus Allocation Policy, non-pro rata allocations may be made where required or otherwise appropriate as a result of (i) limitations set forth in an entity's organizational and offering documents or investment guidelines, (ii) financing limits, (iii) investor agreement restrictions, (iv) tax considerations or (v) applicable laws, rules and regulations with respect to such investment. In addition, the Cerberus Allocation Policy will permit non-pro rata allocations to the Company to allow the Company (i) to timely invest the proceeds of this offering and the concurrent private placement, as well as the proceeds of any subsequent offering of our securities, and (ii) to qualify as a REIT for U.S. federal income taxes and to maintain its exemption from the 1940 Act. The Cerberus Allocation Policy may be amended by CCM at any time without our consent.

        In addition to the fees payable to our Manager under the management agreement, our Manager and its affiliates may benefit from other fees paid to them in respect of our investments. An affiliate of CCM may act as servicer or originator for some of our mortgage loans or for any securitization vehicles we may establish. In any of these or other capacities, CCM and/or any of its affiliates, including our Manager, may receive market-based fees for their roles, but only if approved by our board of directors, including a majority of our independent directors. To avoid any actual or perceived conflicts of interest with our Manager, our board of directors, including a majority of our independent directors, must approve (either specifically or through the adoption of parameters, as described below) (i) any investment in any security structured or issued by any entity managed by our Manager or its affiliates, (ii) any sale of our assets to our Manager or its affiliates or any entity managed by our Manager and its affiliates, (iii) any investment in, acquisition of or sale of assets to joint ventures with affiliates of CCM or co-investment with, purchase of assets from, sale of assets to, financing from or the provision of financing to Other Cerberus Entities or (iv) any transaction where an affiliate of CCM acts as servicer or originator for our mortgage loans or for any securitization vehicles we may establish. We expect that our independent directors will establish parameters that will apply to such conflicts of interest in order to enable transactions to occur in an orderly and timely manner.

        CCM compliance policies, procedures and requirements expressly prohibit the officers, employees and other personnel of CCM and its affiliates from engaging for their own account in the business activities of the types conducted by us, absent specific approval from the CCM Compliance and Risk Management Committee and/or the CCM Securities Compliance Committee and subject to limited exceptions relating to investing in open-end mutual funds, exchange-traded funds and managed accounts. The CCM compliance policies, procedures and requirements also prohibit the officers, employees and other personnel of CCM and its affiliates from engaging in any transaction that involves an actual or perceived conflict of interest with us without the approval of a majority of our independent directors.

OUR MANAGER AND THE MANAGEMENT AGREEMENT

General

        We are externally advised and managed by our Manager. Our Manager is an affiliate of CCM, which is registered as an investment adviser with the Securities and Exchange Commission. For purposes of the Investment Advisers Act of 1940, our Manager is deemed to be a relying advisor. All of our officers are employees of CCM. The executive offices of our Manager are located at 875 Third Avenue, 11th Floor, New York, New York 10022, and the telephone number of our Manager's executive offices is (212) 891-2100.

Certain Executive Officers and Key Personnel of Our Manager

        The following sets forth certain information with respect to each of the executive officers and certain other key personnel of our Manager, each of whom is employed by CCM and each of whom holds positions with our Manager that are identical to the positions that he holds with us:

NAME	AGE	POSITION HELD WITH US
Jonathan A. Sebiri	45	President and Chief Executive Officer
Joshua Weintraub	42	Co-Chief Investment Officer
Brendan Garvey	43	Co-Chief Investment Officer
David A. Essex	49	Chief Financial Officer, Treasurer and Secretary
Michael Hitzmann	44	Senior Vice President

        For biographical information with respect to Mr. Sebiri, Mr. Weintraub, Mr. Garvey, Mr. Essex and Mr. Hitzmann, see "Management—Our Directors, Director Nominees, Executive Officers and Investment Committee Members."

Investment Committee

        Our Manager has formed an Investment Committee, which will advise and consult with the senior management team providing services to us through our Manager with respect to our investment strategy, investment portfolio holdings, sourcing, financing and leverage strategies and investment guidelines. The Investment Committee will be chaired by Mr. Weintraub and will also include Stephen A. Feinberg, Brendan Garvey, Frank W. Bruno and Lee Millstein. For biographical information on the members of the Investment Committee, see "Management—Our Directors, Director Nominees, Executive Officers and Investment Committee Members." The Investment Committee will meet as frequently as it believes is necessary.

Management Agreement

        Prior to the completion of this offering and the concurrent private placement, we will enter into a management agreement with our Manager pursuant to which it or its affiliates will provide for the day-to-day management of our operations and will provide our company with our management team and appropriate support personnel.

        The management agreement requires our Manager to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. Our Manager's role as manager is under the supervision and direction of our board of directors. Our Manager will be responsible for (1) the selection, purchase and sale of our portfolio of assets, (2) our financing activities and (3) providing us with advisory services. Our Manager will be responsible for our day-to-day operations and will perform (or cause to be performed) such services and activities relating to our assets and operations as may be appropriate, which may include, without limitation, the following:

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  serving as our consultant with respect to the periodic review of the investment guidelines and other parameters for our acquisition of assets, financing activities and operations, any modification to which will be approved by a majority of our independent directors, and other policies for the approval of our board of directors;

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  forming our Manager's Investment Committee, which will advise and consult with our Manager's senior management team with respect to our investment strategy, investment portfolio holdings, sourcing, financing and leveraging strategies and investment guidelines;

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  investigating, analyzing and selecting possible opportunities and acquiring, financing, retaining, selling, restructuring or disposing of assets consistent with the investment guidelines;

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  representing and making recommendations to us in connection with the purchase and finance of, and commitment to purchase and finance, our investments and the sale and commitment to sell such investment assets;

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  with respect to prospective purchases, sales or exchanges of assets, conducting negotiations on our behalf with sellers, purchasers and brokers and, if applicable, their respective agents and representatives;

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  advising us on, negotiating and entering into, on our behalf, credit facilities (including term loans and revolving facilities), repurchase agreements, re-securitizations, securitizations, warehouse facilities, commercial paper, interest rate swap agreements and other hedging instruments, and all other agreements and engagements required for us to conduct our business;

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  establishing and implementing loan origination networks, conducting loan underwriting and the execution of loan transactions;

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  oversight of loan portfolio servicers;

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  providing us with portfolio management;

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  engaging and supervising, on our behalf and at our expense, independent contractors that provide investment banking, mortgage brokerage, securities brokerage, other financial services, due diligence services, underwriting review services, legal and accounting services and all other services as may be required relating to our operations, including our operations, including our investments (or potential investments);

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  coordinating and managing operations of any co-investment interests or joint venture held by us and conducting all matters with the co-investment partners or joint venture;

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  arranging marketing materials, advertising, industry group activities (such as conference participations and industry organization memberships) and other promotional efforts designed to promote our business;

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  providing executive and administrative personnel, office space and office services required in rendering services to us;

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  administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to our management as may be agreed upon by our Manager and our board of directors, including, without limitation, the collection of revenues and the payment of our debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

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  communicating on our behalf with the holders of any of our equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;

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  counseling us in connection with policy decisions to be made by our board of directors;

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  evaluating and recommending to our board of directors hedging strategies and engaging in hedging activities on our behalf, consistent, as so modified from time to time, with our qualification as a REIT and exemption from the 1940 Act and with the investment guidelines;

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  counseling us regarding the maintenance of our qualification as a REIT and monitoring compliance with the various REIT qualification tests and other rules set out in the Internal Revenue Code and Treasury regulations thereunder and using commercially reasonable efforts to cause us to qualify for taxation as a REIT;

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  counseling us regarding the maintenance of our exemption from the status of an investment company required to register under the 1940 Act, monitoring compliance with the requirements for maintaining such exemption and using commercially reasonable efforts to cause us to maintain such exemption from such status;

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  furnishing reports and statistical and economic research to us regarding our activities and services performed for us by our Manager;

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  monitoring the operating performance of our assets and providing periodic reports with respect thereto to the board of directors, including comparative information with respect to such operating performance and budgeted or projected operating results;

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  investing and reinvesting any moneys and securities of ours (including investing in short-term investments pending the acquisition of other assets, payment of fees, costs and expenses, or payments of dividends or distributions to our stockholders) and advising us as to our capital structure and capital raising;

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  assisting us in retaining qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting systems and procedures, internal controls and other compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Internal Revenue Code applicable to REITs and, if applicable, TRSs, and to conduct quarterly compliance reviews with respect thereto;

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  assisting us to qualify to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

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  assisting us in complying with all regulatory requirements applicable to us in respect of our business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act, the Securities Act or by stock exchange requirements;

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  assisting us in taking all necessary action to enable us to make required tax filings and reports, including soliciting stockholders for required information to the extent required by the provisions of the Internal Revenue Code applicable to REITs;

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  placing, or facilitating the placement of, all orders pursuant to our Manager's investment determinations for us either directly with the issuer or with a broker or dealer (including any affiliated broker or dealer);

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  handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) on our behalf in which we may be involved or to which we may be subject arising out of our day-to-day operations (other than with our Manager or its affiliates), subject to such limitations or parameters as may be imposed from time to time by our board of directors;

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  using commercially reasonable efforts to cause expenses incurred by us or on our behalf to be commercially reasonable or commercially customary and within any budgeted parameters or expense guidelines set by our board of directors from time to time;

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  advising us with respect to and structuring long-term financing vehicles for our portfolio of assets, and offering and selling securities publicly or privately in connection with any such structured financing;

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  serving as our consultant with respect to decisions regarding any of our financings, hedging activities or borrowings undertaken by us, including (1) assisting us in developing criteria for debt and equity financing that are specifically tailored to our investment objectives, and (2) advising us with respect to obtaining appropriate financing for our investments;

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  performing such other services as may be required from time to time for management and other activities relating to our assets and business as our board of directors shall reasonably request or as our Manager shall deem appropriate under the particular circumstances; and

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  using commercially reasonable efforts to cause us to comply with all applicable laws.

        Pursuant to the management agreement, our Manager will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. In addition, to the extent that officers of our Manager or its affiliates also serve as our directors or officers, these officers will owe us duties under Maryland law in their capacity as our directors or officers. Under the management agreement, our Manager, its officers, members, managers, directors, employees, consultants, personnel, any person or entity controlling or controlled by our Manager or its affiliates and any of their officers, stockholders, members, managers, directors, employees, consultants and personnel, and any person providing sub-advisory services to our Manager will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary's stockholders, members or partners, or to any issuer of mortgage securities, to any credit party or to any counterparty under any agreement, for any acts or omissions performed in accordance with or pursuant to the management agreement, except because of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of our Manager's duties under the management agreement, as determined by a final non-appealable order of a court of competent jurisdiction.

        We have agreed to indemnify our Manager, its officers, members, managers, directors, employees, consultants, personnel, any person or entity controlling or controlled by our Manager or its affiliates and any of their officers, stockholders, members, managers, directors, employees, consultants and personnel, and any person providing sub-advisory services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys' fees) in respect of or arising from any acts or omissions of our Manager, its officers, members, managers, directors, employees, consultants, personnel, any person or entity controlling or controlled by our Manager or its affiliates and any of their officers, stockholders, members, managers, directors, employees, consultants and personnel, and any person providing sub-advisory services to our Manager not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with the management agreement. Our Manager has agreed to indemnify us, our stockholders, our directors and our officers and each person controlling us with respect to all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys' fees) in respect of or arising from acts or omissions of our Manager constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the management agreement or any claims by our Manager's personnel relating to the terms and conditions of their employment by our Manager. Our Manager will not be liable for trade errors that may result from ordinary negligence, such as errors in the investment decision making process (for example, a transaction effected in violation of our investment guidelines) or in the trade process (for example, a buy order entered instead of a sell order, or the wrong security purchased or sold, or a security purchased or sold in an amount or at a price other than the correct amount or price). Notwithstanding the foregoing, we expect that our Manager will carry errors and omissions and other customary insurance prior to the completion of this offering.

        Pursuant to the terms of our management agreement, our Manager is required to provide us with our management team, including a chief executive officer and a chief financial officer, along with appropriate support personnel, to provide the management services to be provided by our Manager to us. None of the officers, employees or other personnel of our Manager will be dedicated exclusively to us.

        The management agreement may be amended or modified by agreement between us and our Manager. The initial term of the management agreement will extend for three years from the closing of this offering and the concurrent private placement, with one-year renewal terms starting on the third anniversary of the closing. Our independent directors will review our Manager's performance annually and, following the initial term, we may give notice of our intention not to renew the management agreement upon the affirmative vote of at least two-thirds of our independent directors, but only if such non-renewal results from (1) our Manager's unsatisfactory performance that is materially detrimental to us or (2) our determination that the management fees payable to our Manager are not fair, subject to our Manager's right to prevent non-renewal based on unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. We must provide 180 days prior notice of a termination effected by our non-renewal. Unless we also have cause to terminate (which would not be based upon such unsatisfactory performance or unfair management fee), upon a termination effected by our non-renewal, our Manager will be paid a termination fee equal to            times the average annual management fee earned by our Manager during the 24-month period immediately preceding such termination, calculated as of the end of the most recently completed fiscal quarter before the date of termination.

        We may also terminate the management agreement for cause at any time, including during the initial term, without the payment of any termination fee, with 30 days prior written notice from our board of directors. Cause is defined as:

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  our Manager's continued material breach of any provision of the management agreement following a period of 30 days after written notice thereof (or 60 days after written notice of such breach if our Manager has taken steps to cure such breach within 30 days of the written notice);

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  our Manager's fraud, misappropriation of funds, or embezzlement against us;

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  our Manager's gross negligence in the performance of its duties under the management agreement;

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  the occurrence of certain events with respect to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager's authorizing or filing a voluntary bankruptcy petition;

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  our Manager is convicted (including a plea of nolo contendere) of a felony; and

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  the dissolution of our Manager.

        Our Manager may generally only assign the management agreement or any of its duties thereunder with the written approval of a majority of our independent directors. Our Manager, however, may assign the management agreement or any of its duties thereunder to any of its affiliates without the approval of our independent directors if such assignment does not require our approval under the Investment Advisers Act of 1940.

        Our Manager may terminate the management agreement if we become regulated as an investment company under the 1940 Act, with such termination deemed to occur immediately before such event, in which case we would not be required to pay a termination fee to our Manager. Our Manager may also decline to renew the management agreement following the initial term by providing us with 180 days written notice, in which case we would not be required to pay a termination fee and the agreement shall terminate on the next anniversary date of the agreement following the delivery of such notice. In addition, if we default in the performance of any material term of the agreement and the default continues for a period of 30 days after written notice to us (or 60 days after written notice of such breach if our Manager has taken steps to cure such breach within 30 days of the written notice), our Manager may terminate the management agreement upon 60 days' prior written notice. If the management agreement is terminated by our Manager upon our breach, we would be required to pay our Manager the termination fee described above.

Management Fee and Expense Reimbursements

        We do not plan to maintain an office or employ personnel. Instead, we will rely on the facilities and resources of our Manager to conduct our day-to-day operations. Expense reimbursements to our Manager will be made in cash on a monthly basis following the end of each month.

  Management Fee

        We will pay our Manager a management fee in cash, in an amount equal to 1.50% per annum of our stockholders' equity, calculated and payable quarterly in arrears. For purposes of calculating the management fee, our stockholders' equity means the sum of the net proceeds from all issuances of our equity securities (including preferred securities) since inception (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus our retained earnings at the end of the most recently completed fiscal quarter (as determined in accordance with GAAP, except without taking into account any non-cash equity compensation expense incurred in current or prior periods), less any amount that we pay for repurchases of our common stock since inception, and excluding any unrealized gains, losses or other items that do not affect realized net income (regardless of whether such items are included in other comprehensive income or loss, or in net income) . This amount will be adjusted to exclude one-time events pursuant to changes in GAAP, and certain non-cash items after discussions between our Manager and our independent directors and approved by a majority of our independent directors. Our stockholders' equity, for purposes of calculating the management fee, could be greater than or less than the amount of stockholders' equity shown on our financial statements. Our Manager will use the proceeds from its management fee in part to pay compensation to its officers and personnel, including persons who, notwithstanding that certain of them also are our officers, receive no cash compensation directly from us. Except as set forth in "Management—Executive and Director Compensation—Executive Compensation," we will not reimburse our Manager or its affiliates for the salaries and other compensation of its personnel.

        The management fee of our Manager will be calculated within 45 days after the end of each quarter and such calculation will be promptly delivered to us. We are obligated to pay the management fee in cash within five business days after delivery to us of the written statement of our Manager setting forth the computation of the management fee for such quarter.

  Reimbursement of Certain Expenses

        Under the management agreement, our Manager may perform certain legal, accounting, due diligence, asset management, securitization, property management, brokerage, leasing and other services that outside professionals or outside consultants otherwise would perform on our behalf and is entitled to be reimbursed or paid for the cost of performing such tasks. Our Manager may retain third parties, including accountants, legal counsel, real estate underwriters, brokers or others on our behalf, and shall be reimbursed for the costs and expenses of such services

        In addition, we will also reimburse our Manager for our pro rata share of the following items that we share with other affiliates of CCM: infrastructure, technology, rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses attributable to the personnel of our Manager and its affiliates required to operate our business. These expenses will be allocated to us based upon the proportion of our total assets as compared to the total RMBS and real estate-related assets managed by our Manager or its personnel for us and Cerberus.

        We will reimburse our Manager and its affiliates for the allocable share of the compensation, including annual base salary, bonus, any related withholding taxes and employee benefits, paid to our chief executive officer, chief financial officer and other corporate finance, tax, accounting, internal audit, legal, risk management, operations, compliance and other non-investment personnel of our Manager and its affiliates who spend all or a portion of their time managing our affairs, such allocation to be based upon the percentage of each such person's business time spent on our affairs relative to other CCM obligations. In their capacities as officers or personnel of our Manager or its affiliates, these individuals will be expected to devote such portion of their time to our affairs as is necessary to enable us to operate our business.

  Payment of Other Operating Expenses

        We will pay all other operating expenses, except those specifically required to be borne by our Manager under the management agreement. The expenses required to be paid by us include, but are not limited to:

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  expenses in connection with our formation and, except as otherwise provided under "Use of Proceeds," capital raising activities, including, without limitation, the costs and expenses of the preparation of registration statements, and any and all costs and expenses of any of our public offerings, any subsequent offerings and any filing fees and costs of being a public company, including, without limitation, filings with the SEC, the Financial Industry Regulatory Authority and the NYSE (and any other exchange or over-the-counter market), among other such entities;

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  expenses in connection with the issuance and transaction costs incident to the acquisition, disposition, financing, hedging, administration and ownership of assets and, including, without limitation, costs and expenses incurred in contracting with third parties, including affiliates of the Manager, to provide such services, such as legal fees, accounting fees, consulting fees, trustee fees, appraisal fees, insurance premiums, commitment fees, brokerage fees, guaranty fees, ad valorem taxes, costs of foreclosure, maintenance, repair and improvement of property and premiums for insurance on property owned by us;

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  costs of legal, tax, accounting, third party administrators for the establishment and maintenance of the books and records, consulting, auditing, administrative and other similar services rendered for us by providers retained by our Manager;

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  the compensation and expenses of our directors and the allocable share of the cost of liability insurance under a universal insurance policy covering our Manager, its affiliates and/or our company to indemnify our directors and officers;

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  costs associated with the establishment and maintenance of any of our credit facilities, repurchase agreements, and securitization vehicles or other indebtedness of ours (including commitment fees, accounting fees, legal fees, closing and other similar costs) or any of our securities offerings (including this offering);

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  expenses connected with communications to holders of our securities or of our subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the SEC, the costs payable by us to any transfer agent and registrar in connection with the listing and/or trading of our stock on any exchange, the fees payable by us to any such exchange in connection with its listing, and the costs of preparing, printing and mailing our annual report to stockholders and proxy materials with respect to any meeting of stockholders;

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  costs associated with any computer software or hardware, electronic equipment or purchased information technology services from third-party vendors that is used for us, including all costs and expenses relating to the acquisition of, and maintenance and upgrades to, portfolio accounting systems;

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  expenses incurred by managers, officers, personnel and agents of our Manager for travel on our behalf and other out-of-pocket expenses incurred by managers, officers, personnel and agents of our Manager in connection with the purchase, financing, refinancing, sale or other disposition of an asset or establishment and maintenance of any of our credit facilities, repurchase agreements, securitization vehicles or any of our securities offerings (including this offering);

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  costs and expenses incurred with respect to market information systems and publications, pricing and valuation services, research publications and materials, and settlement, clearing and custodial fees and expenses;

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  compensation and expenses of our custodian and transfer agent;

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  the costs of maintaining compliance with all U.S. federal, state and local rules and regulations or any other regulatory agency;

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  all taxes and license fees;

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  all insurance costs incurred in connection with the operation of our business, including the cost of liability insurance to indemnify our officers and directors;

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  costs and expenses incurred in contracting with third parties, including affiliates of our Manager, for the servicing and special servicing of our assets;

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  all other costs and expenses relating to our business operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing and disposing of assets, including appraisal, reporting, audit and legal fees;

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  expenses relating to any office(s) or office facilities, including but not limited to disaster backup recovery sites and facilities, maintained for us or our assets separate from the office or offices of our Manager;

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  expenses connected with the payments of interest, dividends or distributions in cash or any other form authorized or caused to be made by our board of directors to or on account of holders of our securities or of our subsidiaries, including, without limitation, in connection with any dividend reinvestment plan;

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  any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise), including any costs or expenses incurred in connection therewith, against us or any subsidiary, or against any trustee, director or officer of us or of any subsidiary in his capacity as such for which we or any subsidiary is required to indemnify such trustee, director or officer by any court or governmental agency;

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  all costs and expenses relating to the development and management of our website;

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  the allocable share of expenses under a universal insurance policy covering our Manager or its affiliates in connection with obtaining and maintaining "errors and omissions" insurance coverage and other insurance coverage which is customarily carried by property, asset and investment managers performing functions similar to those of our Manager in an amount which is comparable to that customarily maintained by other managers or servicers of similar assets; and

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  all other expenses actually incurred by our Manager (except as described below) which are reasonably necessary for the performance by our Manager of its duties and functions under the management agreement. Our Manager will be reimbursed for performing certain legal, accounting, or other services as described below, which would otherwise be performed by outside service providers on our behalf.

  Administrative Services Agreement

        Because neither we nor our Manager have any employees or separate facilities, our Manager will provide services to us through certain employees of CCM pursuant to an administrative services agreement. Under such agreement, our Manager will also be provided with the services and other resources necessary for our Manager to perform its obligations and responsibilities under the management agreement. In addition, certain members of CCM's senior management team will serve as officers of our Manager and us. Further, under the administrative services agreement, CCM will be required to provide our Manager with the services of CCM employees such that our Manager may provide us with a chief executive officer, chief financial officer and one or more chief investment officers pursuant to the terms of the management agreement.

        If either we or our Manager elect to terminate the management agreement pursuant to its terms (as described above), the administrative services agreement would likewise be terminated. The administrative services agreement will only be able to be terminable upon the expiration or termination of the management agreement. Pursuant to the administrative services agreement, CCM will be able to assign its rights and obligations thereunder to any of its affiliates.

        We will not be a party to the administrative services agreement. Therefore, we will not have any recourse against CCM if it does not fulfill its obligations under the administrative services agreement or if it elects to assign the agreement to one of its affiliates.

Grants of Equity Compensation

        Under our 2013 Equity Incentive Plans, our board of directors is authorized to approve grants of equity-based awards to our Manager, to officers, employees, advisors, consultants and other personnel of our Manager and to our independent directors, officers, employees (if any), advisors, consultants and other personnel. See "Management—2013 Equity Incentive Plans" for a description of the equity incentive plans and a description of the initial awards to be made under such plans to our independent directors upon closing of this offering and the concurrent private placement. Upon completion of this offering and the concurrent private placement,            restricted shares of our common stock will be granted to our independent directors.

Licensing

        Our license agreement with CCM will include terms governing our use of the "Cerberus" name and logo.

Historical Performance of CCM

        The information presented in this section should not be considered as indicative of our possible operations and you should not rely on this information as an indication of our future performance. Investors who purchase shares of our common stock will not thereby acquire an ownership interest in any of the entities to which the following information relates.

        CCM's investment platform focuses on four investment strategies—distressed private equity, distressed securities and assets (including residential mortgages), commercial lending and distressed real estate. CCM's investment professionals are intently focused on risk mitigation in each of CCM's four investment strategies and employ various approaches to help achieve attractive risk-adjusted returns for CCM's investors, including diversification of investments, conservative use of leverage and an emphasis on downside protection.

        The Cerberus RMBS Opportunities Fund, L.P., or the Cerberus RMBS Fund, has investment objectives similar to ours in that it primarily makes investments in RMBS and other residential mortgage-related assets. The Cerberus RMBS Fund is a private pooled investment vehicle exempt from registration under the 1940 Act. Investors include institutional investors and high net worth individuals. The fund commenced operations in August 2011 with the principal investment objective of generating current income and capital appreciation through a variety of long and short mortgage centric strategies. Through September 30, 2012, the Cerberus RMBS Fund received $1.3 billion of capital contributions from approximately 50 investors and its net asset value as of September 30, 2012 was $1.5 billion. See the "Cerberus RMBS Fund Additional Program Information" table below for operating results.

        As of September 30, 2012, the market value of Cerberus' portfolio of RMBS was approximately $3.7 billion.

        The following table sets forth certain historical performance data with respect to the Cerberus RMBS Fund. The gross performance returns are presented before investment advisory fees and incentive compensation. The net performance returns are shown after management fees and incentive compensation.

Cerberus RMBS Fund
Performance Returns

	Nine Months Ended September 30, 2012		Inception Date (August 1, 2011) to December 31, 2011		Inception Date (August 1, 2011) to September 30, 2012
	Gross	Net	Gross	Net	Gross	Net
Cerberus RMBS Opportunities Fund, L.P.	20.34%	16.02%	3.42%	2.45%	24.46%	18.86%

        In addition to the Cerberus RMBS Fund, CCM also manages the following private programs that are exempt from registration under the 1940 Act, that were raised in the last ten years and that primarily invest in real estate and real estate-related investments:

  •
  Distressed and Undervalued Real Estate Investments.  CCM manages three pooled investment vehicles whose investment strategy is to maximize total return through the investment in, and management of, a diversified portfolio of distressed and undervalued real estate investments. Through September 30, 2012, these funds have received capital commitments of approximately $2.0 billion from approximately 130 investors who have made aggregate capital contributions (including re-invested distributions) of approximately $2.2 billion as of that date. Given the very broad investment objectives of these funds, their investment objectives are different than our investment objectives.

  •
  Distressed and Undervalued Physical Commercial Real Estate Investments.  CCM managed two other pooled investment vehicle whose investment strategy also was to maximize total return on capital by seeking capital appreciation and current income through the investment in, and management of, a diversified portfolio of distressed and undervalued real estate investments, but which consisted principally of physical commercial real estate investments. Such funds were fully liquidated as of December 31, 2011. These funds raised capital from approximately 135 investors. Because these funds' portfolio consists primarily of physical commercial real estate, their investment objectives were substantially different than our investment objectives.

  •
  Multi-Strategy Investments.  CCM manages four private investment vehicles whose investment strategy is to maximize total return on capital by seeking capital appreciation and, from time to time, current income, through the development and management of a diversified portfolio of distressed investments, including senior and junior publicly traded or privately issued debt, equity and equity-related securities. Through September 30, 2012, these funds have received capital commitments of approximately $9.4 billion from approximately 580 investors who have made aggregate capital contributions of approximately $7.6 billion as of that date. The strategies and objectives of these funds are substantially different than ours in that their primary investment mandate involves a broad range of assets.

Prior to this offering, CCM has not managed any public programs that primarily invest in real estate and real estate-related investments.

        For the funds described above, there have been no adverse business developments or conditions that have been material to investors, although the real estate downturn of the last few years did adversely impact certain MBS purchased by CCM before the downturn.

        We have set forth below certain additional statistical information regarding the Cerberus RMBS Fund. In considering the performance information related to the Cerberus RMBS Fund included herein, prospective investors should bear in mind that the information is a reflection of the past performance of the Cerberus RMBS Fund and is not a guarantee or prediction of the returns that we may achieve in the future. The Cerberus RMBS Fund does not have investment objectives identical to ours, has not acquired a number of the assets included in our target assets and has employed leverage levels that may be different than the levels we may employ. The inclusion of the tables does not imply that we will make investments comparable to those reflected in the tables. In acquiring assets, the Cerberus RMBS Fund is not required to consider the impact of such assets on an exemption from registration under the 1940 Act or disqualification as a REIT for U.S. federal income tax purposes. The historical performance of the Cerberus RMBS Fund is not indicative of the possible performance of our common stock and is also not necessarily indicative of the future results of the fund itself. An investment in our common stock is not an investment in any of the funds advised by CCM. Investors should not assume that they will experience returns, if any, comparable to those experienced by investors in the Cerberus RMBS Fund or other Cerberus funds.

Cerberus RMBS Fund
Additional Program Information

	Cerberus RMBS Fund
	For the nine months ended September 30, 2012 (unaudited)	For the period August 1, 2011 (commencement of operations) through December 31, 2011
Statement of Operations
Investment income	$54,209,807	$7,216,955
Expenses:
Management fees	11,032,238	2,162,745
Interest Expense	3,841,416	—
All other expenses	4,470,043	881,935
Total expenses(1)	19,343,697	3,044,680
Net investment income	34,866,110	4,172,275
Net realized gain on investments	35,007,122	2,381,852
Net change in unrealized appreciation on investments	138,150,716	8,684,493
Net increase in net assets resulting from operations	$208,023,948	$15,238,620

Total Assets	$1,997,581,203	$836,951,530
Net Assets	$1,539,512,270	$704,438,620
Percent leverage(2)	19.5%	0%

(1)
Excludes incentive fees.

(2)
Calculated using total leverage divided by net asset value.

Cerberus RMBS Fund
For the period August 1, 2011 through September 30, 2012
Amount paid to sponsor from operations(1)
Management fees(2)	$13,194,983
Incentive Fees(3)	$33,150,669
Reimbursements(4)	$3,563,309

(1)
Aggregate amounts for period from inception to September 30, 2012.

(2)
Calculations are generally based on capital committed or invested.

(3)
Calculations are generally based on amounts by which internal rates of return exceed a base rate of return. Calculations are inclusive of amounts earned as of September 30, 2012 but paid subsequent to period-end.

(4)
Substantially all reimbursements to the sponsor represent the repayment of costs paid to non-affiliated third parties.

PRINCIPAL STOCKHOLDERS

        Immediately prior to the completion of this offering and the concurrent private placement, there will be ten shares of common stock outstanding and one stockholder of record. At that time, we will have no other shares of capital stock outstanding. We will repurchase those shares at the initial public offering price of $            per share upon closing of this offering and the concurrent private placement. The following table sets forth certain information, prior to and after this offering and the concurrent private placement, regarding the ownership of each class of our capital stock by:

  •
  each of our directors;

  •
  each of our executive officers;

  •
  each holder of 5% or more of each class of our capital stock; and

  •
  all of our directors and executive officers as a group.

        In accordance with SEC rules, each listed person's beneficial ownership includes:

  •
  all shares the investor actually owns beneficially or of record;

  •
  all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund or as the holder of unvested restricted shares that are entitled to be voted); and

  •
  all shares the investor has the right to acquire within 60 days (such as shares of restricted common stock that are scheduled to vest within 60 days).

        Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Except as indicated in the footnotes to the table below, the business address of the persons listed below is the address of our principal executive office at 875 Third Avenue, 11th Floor, New York, New York 10022.

COMMON STOCK BENEFICIALLY OWNED
	Immediately Prior to this Offering and the Concurrent Private Placement			Immediately After this Offering and the Concurrent Private Placement(1)(2)
Name and Address	Shares Owned		Percentage	Shares Owned		Percentage
Executive officers and directors:
Jonathan A. Sebiri	—		—	—		—
Joshua Weintraub	—		—	—		—
Brendan Garvey	—		—	—		—
David A. Essex	—		—	—		—
Michael Hitzmann	—		—	—		—
(3)
Bruce Witherell	—		—	—		—
All directors and executive officers as a group ( Persons)	—		—
5% Stockholders:
Stephen Feinberg(4)	10	(5)	100%

*
Represents less than 1% of the shares of common stock outstanding upon the closing of this offering.

(1)
Assumes (a) the issuance of the            shares of common stock offered hereby, (b) the issuance of an aggregate of             shares of common stock to be sold to an affiliate of our Manager in a

  concurrent private placement and (c) the issuance of            restricted shares of common stock to be granted to our independent directors upon consummation of the closing of this offering and the concurrent private placement pursuant to our 2013 Equity Incentive Plans. Does not reflect (i)             shares of common stock reserved for issuance upon exercise of the underwriters' overallotment option or (ii) equity-based awards that may be granted in the future under our Equity Plan to our Manager, to officers, employees, advisors, consultants and other personnel of our Manager and to our independent directors, officers, employees (if any), advisors, consultants and other personnel.

(2)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any common stock if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days of the completion of this offering. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.

(3)
Represents restricted shares of common stock that we expect to grant in connection with the consummation of this offering and the concurrent private placement.

(4)
Our Manager is an affiliate of CCM. Stephen Feinberg is the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of CCM. As a result of the foregoing, Mr. Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all shares of the Company's common stock held by CCM, our Manager and affiliates of our Manager. Mr. Feinberg's business address is 875 Third Avenue, 11th Floor, New York, New York 10022.

(5)
Upon consummation of this offering and the concurrent private placement, we will repurchase the ten shares of common stock acquired by CCM in connection with our formation.

        For additional information regarding the restricted stock to be issued in connection with the consummation of this offering and the concurrent private placement, see "Management—2013 Equity Incentive Plans."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

        Prior to the completion of this offering and the concurrent private placement, we will enter into a management agreement with our Manager to be effective upon completion of this offering and the concurrent private placement, pursuant to which our Manager will provide the day-to-day management of our operations and will receive a management fee. The management agreement requires our Manager to manage our business affairs in conformity with the policies and the investment guidelines that are approved by our board of directors. The management agreement has an initial three-year term and will be automatically renewed for one-year terms thereafter unless terminated by either us or our Manager. We are also obligated to reimburse certain expenses incurred by our Manager. See "Our Manager and the Management Agreement—Management Agreement."

        In addition to the fees payable to our Manager under the management agreement, our Manager and its affiliates may benefit from other fees paid to them in respect of our investments. An affiliate of CCM may act as servicer or originator for some of our mortgage loans or for any securitization vehicles we may establish. In any of these or other capacities, CCM and/or any of its affiliates, including our Manager, may receive market-based fees for their roles, but only if approved by our board of directors, including a majority of our independent directors. See "Management—Conflicts of Interest."

        Our management agreement is intended to provide us with access to our Manager's and CCM's pipeline of assets, its personnel and its experience in capital markets, credit analysis, debt structuring and risk and asset management, as well as assistance with corporate operations, legal and compliance functions and governance.

        Our officers also are employees of CCM, an affiliate of our Manager. As a result, the management agreement between us and our Manager was negotiated between related parties, and its terms, including fees and other amounts payable, may not be as favorable to us as if they had been negotiated with unaffiliated third parties. See "Management—Conflicts of Interest" and "Risk Factors—Risks Associated with Our Relationship with Our Manager—There are various conflicts of interest in our relationship with Cerberus that could result in decisions that are not in the best interests of our stockholders."

Related Party Transaction Policies

        To avoid any actual or perceived conflicts of interest with our Manager, the management agreement provides that (i) an investment in any security structured or issued by any entity managed by our Manager or its affiliates, (ii) any sale of our assets to our Manager and its affiliates or any entity managed by our Manager and its affiliates, (iii) an investment in, acquisition of or sale of assets to joint ventures with affiliates of CCM or co-investment with, purchase of assets from, sale of assets to or financing from or the provision of financing to Other Cerberus Entities or (iv) any transaction where an affiliate of CCM acts as servicer or originator for some of our mortgage loans or for any securitization vehicles we may establish, will require the approval of our board of directors, including a majority of our independent directors. We expect that our independent directors will establish parameters within which our Manager and its affiliates may act as our counterparty and provide broker, dealer, lending, servicing and origination services to us in order to enable transactions to occur in an orderly and timely manner.

        Our board of directors has adopted a policy regarding the approval of any "related person transaction," which is any transaction or series of transactions in which we are to be a participant, the amount involved exceeds $120,000, and a "related person" (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person would need to promptly disclose to our Secretary any related person transaction and all material facts about the transaction. Our Secretary would then assess and promptly communicate that information to the compensation committee of our board of directors. Based on its consideration of all of the relevant facts and circumstances, the compensation committee will decide whether or not to approve such transaction and will approve only those transactions that do not create a conflict of interest. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to the audit committee which will evaluate all options available, including ratification, revision or termination of such transaction. Our policy requires any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction. Our policy also requires the compensation committee to monitor approved related person transactions on a periodic basis.

License Agreement

        Prior to the completion of the offering, we will enter into a license agreement with CCM, pursuant to which CCM will grant us a non-exclusive, royalty free license to use the name "Cerberus." See "Our Manager and the Management Agreement—Licensing."

Cerberus Allocation Policy

        CCM has an investment allocation policy in place that is intended to ensure that each client is treated in a manner that, over time, is fair and equitable. According to this policy, investments may be allocated pursuant to a pro rata allocation or in certain circumstances other than pro rata. The investment allocation policy may be amended by CCM at any time without our consent. See "Management—Conflicts of Interest."

Restricted Common Stock and Other Equity-Based Awards

        We have adopted two equity incentive plans under which our Manager, officers, employees, advisors, consultants and other personnel of our Manager and our independent directors, officers, employees (if any), advisors, consultants and other personnel will be eligible to receive common stock-based awards. The aggregate number of shares that may be made subject to awards under these equity incentive plans will be equal to             percent of the total number of shares of our common stock issued and outstanding, calculated on a fully diluted basis as of the time of each award. Our board of directors will approve an initial grant of restricted stock to our independent directors. The restricted shares of common stock to be granted to our independent directors will represent        % of the aggregate issued and outstanding shares of our common stock after giving effect to the shares sold in this offering and the concurrent private placement, excluding shares sold pursuant to the underwriters' exercise of their overallotment option. The restricted shares of common stock to be granted to our independent directors will vest in equal annual installments over a period of three years. See "Management—2013 Equity Incentive Plans" for a description of the equity incentive plans and a description of the initial awards to be made under such plans. Dividends declared with respected to restricted stock will be paid currently in the same manner as dividends declared with respect to other outstanding shares of our common stock.

Purchases of Common Stock by Affiliates

        Concurrent with this offering, we will complete a private placement in which we will sell an aggregate of            shares of our common stock to an affiliate of our Manager at the initial public offering price per share. We plan to invest the net proceeds of this offering and our concurrent private placement in accordance with our investment objectives and the strategies described in this prospectus.

Registration Rights

        We will enter into a registration rights agreement with regard to the common stock purchased by an affiliate of our Manager in the concurrent private placement and with regard to any shares of common stock that may be issued to our Manager under our Manager Equity Plan. Pursuant to the registration rights agreement, we will grant to our Manager and the affiliate of our Manager that will purchase shares in the concurrent private placement (1) demand registration rights to have the shares purchased in the concurrent private placement or granted in the future under our Manager Equity Plan registered for resale, and (2) in certain circumstances, the right to "piggy-back" these shares in registration statements we might file in connection with any future public offering. The registration rights of our Manager and the affiliate of our Manager with respect to the common stock that they will purchase in the concurrent private placement will only begin to apply 365 days after the date of this prospectus. Notwithstanding the foregoing, any piggy-back registration will be subject to cutback provisions, and we will be permitted to suspend the use, from time to time, of the prospectus that is part of the registration statement (and therefore suspend sales under the registration statement) for certain periods, referred to as "blackout periods."

Limitations on Liability and Indemnification of Officers and Directors

        Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates the liability of our directors and officers to us and our stockholders to the maximum extent permitted by Maryland law.

        The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that a personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by or in the right of a corporation, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses.

        In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

  •
  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

        Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

  •
  any present or former director or officer of our company who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

  •
  any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, managing member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

        Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

        We expect to enter into indemnification agreements with each of our directors and officers that generally provide for indemnification to the maximum extent permitted by Maryland law.

        Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DESCRIPTION OF CAPITAL STOCK

        The following summary description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and our bylaws, copies of which are available from us upon request and have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

General

        Our charter provides that we may issue up to 300,000,000 shares of common stock, par value $0.001 per share, and up to 100,000,000 shares of preferred stock, par value $0.001 per share. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue with the approval of a majority of our entire board of directors and without stockholder approval. After giving effect to this offering and the other transactions described in this prospectus,            shares of common stock will be issued and outstanding (            if the underwriters' overallotment option is exercised in full), and no shares of preferred stock will be issued and outstanding. Under Maryland law, our stockholders are not generally liable for our debts or obligations.

Common Stock

        All of the shares of common stock offered by this prospectus will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of our stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of outstanding shares of common stock are entitled to receive dividends on such shares of common stock out of assets legally available therefor if, as and when authorized by our board of directors and declared by us, and the holders of outstanding shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.

        The shares of common stock that we are offering will be issued by us and do not represent any interest in or obligation of our Manager or any of its affiliates. Further, the shares are not a deposit or other obligation of any bank, are not an insurance policy of any insurance company and are not insured or guaranteed by the Federal Deposit Insurance Company, any other governmental agency or any insurance company. The shares of common stock will not benefit from any insurance guaranty association coverage or any similar protection.

        Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. A plurality of the votes cast in the election of directors is sufficient to elect a director and there is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

        Holders of shares of our common stock generally have no preference, conversion, exchange, sinking fund, appraisal or redemption rights and have no pre-emptive rights to subscribe for any securities of our company. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, shares of common stock will have equal dividend, liquidation and other rights.

Preferred Stock

        Our charter provides that our board of directors has the authority, without action by the stockholders, to designate and cause us to issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and restrictions of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately after the completion of this offering and the concurrent private placement. Any issuance of shares of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Extraordinary Transactions

        Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge or consolidate with another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation's charter. Our charter provides that these actions (other than certain amendments to the provisions of our charter related to the removal of directors and the restrictions on ownership and transfer of our stock, and the vote required to amend such provisions, which must be approved by the affirmative vote of holders of at least two-thirds of the votes entitled to be cast on the amendment) must be approved by a majority of all of the votes entitled to be cast on the matter.

Power to Reclassify Our Unissued Shares of Stock

        Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority with respect to voting rights, dividends or upon liquidation over our common stock, and authorizes us to issue the newly-classified shares. Prior to the issuance of shares of each new class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Our board of directors may take these actions without stockholder approval unless stockholder approval is required by the rules of any stock exchange or automatic quotation system on which our securities may be listed or traded. Therefore, our board could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common and Preferred Stock

        We believe that the power of our board of directors to amend our charter to increase or decrease the number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our stockholders, unless such approval is required by the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Restrictions on Ownership and Transfer

        In order for us to qualify as a REIT under the Internal Revenue Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See "U.S. Federal Income Tax Considerations—Taxation of Cerberus Mortgage Capital, Inc.—Requirements for Qualification—General."

        Our charter contains restrictions on the ownership and transfer of our stock that will become effective upon completion of this offering and the concurrent private placement. The relevant sections of our charter provide that, subject to the exceptions described below, from and after the completion of this offering, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8%, by value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or capital stock. We refer to these limits collectively as the "ownership limit." An individual or entity that holds shares in excess of the ownership limit or any of the other restrictions on ownership and transfer of our stock described below is referred to as a "prohibited owner" if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial owner or, if appropriate, a record owner of shares of our stock.

        The constructive ownership rules under the Internal Revenue Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8%, by value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or capital stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of our stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit.

        Our board may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder's ownership in excess of the ownership limit would not result in our being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in our failing to qualify as a REIT. As a condition of its waiver or grant of an excepted holder limit, our board of directors may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our board of directors in order to determine or ensure our qualification as a REIT. Our board of directors will create an excepted holder limit for CCM and certain of its affiliates. The excepted holder limit, which our board of directors will approve, will allow CCM and certain of its affiliates, together as an excepted holder, to hold up to        % by value or number of shares, whichever is more restrictive, of the

outstanding shares of our common stock, or        % by value or number of shares, whichever is more restrictive, of our outstanding capital stock.

        In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, our board of directors may from time to time increase or decrease the ownership limit for all other individuals and entities unless, after giving effect to such increase, five or fewer individuals could beneficially or constructively own in the aggregate, more than 49.9% in value of the shares then outstanding or we would otherwise fail to qualify as a REIT. Prior to the modification of the ownership limit, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common stock or stock of all classes and series, as applicable, is in excess of such decreased ownership limit until such time as such individual's or entity's percentage ownership of our common stock or capital stock, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of our common stock or capital stock, as applicable, in excess of such percentage ownership of our common stock or capital stock will be in violation of the ownership limit.

        Upon closing of this offering and the concurrent private placement, our charter will further prohibit:

  •
  any person from beneficially or constructively owning, applying certain attribution rules of the Internal Revenue Code, shares of our stock that would result in our being "closely held" under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

  •
  any person from transferring shares of our stock if such transfer would result in shares of our stock being owned by fewer than 100 persons (determined without reference to any rules of attribution).

        Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of our stock, or who would have owned shares of our stock transferred to a trust as described below, must immediately give us written notice of the event, or in the case of an attempted or proposed transaction, must give at least 15 days prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on ownership and transfer of our stock as described above is no longer required in order for us to qualify as a REIT.

        If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by our board of directors or in our being "closely held" under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being "closely held" under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then our charter provides that the transfer of the shares will be null and void.

        Shares of stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares of stock at market price, the last reported sales price on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (2) the market price on the date we accept, or our designee accepts, such offer. We may reduce the amount payable by the amount of any dividend or other distribution that we have paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above, and we may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such shares of stock will be paid to the charitable beneficiary.

        If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust, together with any dividends or other distributions thereon. In addition, if, prior to discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

        The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand.

        Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee's sole discretion:

  •
  to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

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  to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

        However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

        In addition, if our board of directors determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of our stock, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem the shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

        Every owner of 5% or more (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice, stating the stockholder's name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the stockholder's beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit. In addition, each stockholder must provide to us in writing such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

        Any certificates representing shares of our stock will bear a legend referring to the restrictions described above.

        These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.

Transfer Agent and Registrar

        We expect that the transfer agent and registrar for our shares of common stock will be                                    .

SHARES ELIGIBLE FOR FUTURE SALE

        After giving effect to this offering and the other transactions described in this prospectus, we will have      shares of common stock outstanding on a fully diluted basis. Shares of our common stock are newly issued securities for which there is no established trading market. We cannot assure you as to (1) the likelihood that an active market for shares of our common stock will develop, (2) the liquidity of any such market, (3) the ability of our stockholders to sell their shares or (4) the prices that stockholders may obtain for any of their shares. We cannot make any prediction with respect to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of shares of common stock, or the perception that such sales could occur, may materially and adversely affect the prevailing market prices of our common stock. See "Risk Factors—Risks Related to Our Common Stock."

        For a description of certain restrictions on ownership and transfer of shares of our common stock, see "Description of Capital Stock—Restrictions on Ownership and Transfer."

Future Issuances of Shares of Common Stock

        Upon completion of this offering, we will have reserved for issuance, under our 2013 Equity Incentive Plans, an aggregate number of shares equal to     percent of the issued and outstanding shares of our common stock, calculated on a fully diluted basis, including shares to be sold to an affiliate of our Manager in the concurrent private placement and shares to be sold pursuant to the underwriters' exercise of their overallotment option, if any. Upon completion of this offering and the concurrent private placement, an aggregate of             restricted shares of our common stock will be granted to our independent directors under our Equity Plan. The initial restricted shares of common stock will vest in equal annual installments over a period of three years.

Rule 144

        A total of             shares of restricted common stock will be issued to our independent directors under our Equity Plan upon consummation of this offering and the concurrent private placement. These shares of restricted common stock, together with the shares issued in the concurrent private placement will, when issued, be "restricted" securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

        In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

Lock-Up Agreements

        We, our Manager, the affiliate of our Manager that will purchase shares of our common stock in the concurrent private placement, each of our directors and executive officers and each executive officer of our Manager have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18- day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that the foregoing sentence shall not be applicable so long as our company is an "emerging growth company" under the JOBS Act. However, with respect to our directors and executive officers and our Manager's executive officers, the restrictions described above shall not apply to bona fide gifts or transfers to family members or trusts for the direct or indirect benefit of the director or executive officer or his or her family members, provided in each case that the transferee agrees in writing to be bound by the terms of the lock-up agreement. In addition, with respect to the Manager, the restrictions described above shall not apply to transfers to its shareholders, members, partners and other equity owners, provided that the transferee agrees in writing to be bound by the terms of the lock-up agreement.

 CERTAIN PROVISIONS OF THE MARYLAND GENERAL
CORPORATION LAW AND OUR CHARTER AND BYLAWS

        The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which are available from us upon request and have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

Our Board of Directors

        Our charter and bylaws provide that the number of directors we have may be established only by our board of directors but may not be fewer than the minimum required under the MGCL, which is one, and our bylaws provide that the number of our directors may not be more than 15. Upon the completion of this offering, subject to the terms of any class or series of preferred stock, vacancies on our board of directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

        At each annual meeting of our stockholders, our stockholders will elect each of our directors to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. A plurality of the votes cast in the election of directors is sufficient to elect a director and holders of shares of common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of common stock entitled to vote will be able to elect all of our directors at the meeting.

Removal of Directors

        Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed with or without cause, but only by the affirmative vote of at least two-thirds of the votes entitled to be cast on the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, precludes stockholders from (1) removing incumbent directors except upon a substantial affirmative vote and (2) filling the vacancies created by such removal with their own nominees.

Business Combinations

        Under the MGCL, certain "business combinations" (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding shares of voting stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. Our board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

        These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder.

        The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Pursuant to the statute, our board of directors has by resolution exempted business combinations (1) between us and any other person, provided, that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person), (2) between us and CCM or our Manager or any of their affiliates or associates and (3) between us and any person acting in concert with any of the foregoing. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance by our company with the supermajority vote requirements and other provisions of the statute. There can be no assurances that this resolution will not be repealed at any time in the future.

Control Share Acquisitions

        The MGCL provides that a holder of "control shares" of a Maryland corporation acquired in a "control share acquisition" has no voting rights with respect to the control shares except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) a person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (A) one-tenth or more but less than one-third; (B) one-third or more but less than a majority; or (C) a majority or more of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of issued and outstanding control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivering an "acquiring person statement" as described in the MGCL), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an "acquiring person statement" as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

        The control share acquisition statute does not apply to (a) shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

        Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There is no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

        Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide for:

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  a classified board;

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  a two-thirds vote requirement for removing a director;

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  a requirement that the number of directors be fixed only by vote of the directors;

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  a requirement that a vacancy on the board be filled only by the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and

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  a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

        Our charter provides that, at such time as we are able to make a Subtitle 8 election (which we expect to be upon the closing of this offering), vacancies on our board may be filled only by the remaining directors and such director shall hold office for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we (1) require the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast generally in the election of directors for the removal of any director from the board, with or without cause, (2) vest in the board the exclusive power to fix the number of directorships and (3) require, unless called by our chairman of the board, our chief executive officer, our president or the board of directors, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast at such a meeting to call a special meeting of stockholders.

Meetings of Stockholders

        Pursuant to our bylaws, a meeting of our stockholders for the election of directors and the transaction of any business will be held annually on a date and at the time and place set by our board of directors beginning in 2013. The chairman of our board of directors, our chief executive officer, our president or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be brought before a meeting of our stockholders will also be called by our secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter and containing the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary is required to prepare and deliver the notice of the special meeting.

Amendment to Our Charter and Bylaws

        Except for amendments to the provisions of our charter relating to the removal of directors and the restrictions on ownership and transfer of our shares of stock, and the vote required to amend these provisions (each of which must be advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only if advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

        Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Extraordinary Transactions

        A merger, sale of all or substantially all of our assets, a share exchange or the dissolution of our company generally must be advised our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. However, certain mergers, transfers of assets or share exchanges with certain of our subsidiaries or where we are the successor will not require stockholder approval.

Advance Notice of Director Nominations and New Business

        Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting on such business or in the election of such nominee and who has provided notice to us within the time period, and containing the information, specified by the advance notice provisions set forth in our bylaws.

        With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made only (1) by or at the direction of our board of directors or (2) provided that the meeting has been called for the purpose of electing directors, by a stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the special meeting, who is entitled to vote at the meeting in the election of such nominee and who has provided notice to us within the time period, and containing the information, specified by the advance notice provisions set forth in our bylaws.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

        Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders, including business combination provisions, supermajority vote requirements and advance notice requirements for director nominations and stockholder proposals. Likewise, if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL, or the resolution exempting certain business combinations from the business combination provisions of the MGCL, were rescinded or if we were to opt in to the classified board or other provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.

REIT Qualification

        Our charter provides that our board of directors may authorize us to revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

Indemnification and Limitation of Liability

        For information regarding the indemnification and limitation of liability of our directors and officers under our charter and bylaws and under Maryland law, see "Certain Relationships and Related Transactions—Limitations on Liability and Indemnification of Officers and Directors."

        Additionally, under the terms of our management agreement, we are obligated to indemnify the Manager and its affiliates to the extent provided under such agreement. See "Our Manager and the Management Agreement—Management Agreement."

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax consequences of an investment in our common stock. For purposes of this section under the heading "U.S. Federal Income Tax Considerations," references to "we," "our" and "us" or "our company" mean only Cerberus Mortgage Capital, Inc. except as otherwise indicated. This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Department of the Treasury, or the Treasury, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. We cannot assure you that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this prospectus. The following summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents. This summary is for general information only and is not tax advice. It does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

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  financial institutions;

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  insurance companies;

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  broker-dealers;

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  regulated investment companies;

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  partnerships and trusts;

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  persons who hold our stock on behalf of other persons as nominees;

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  persons who receive our stock through the exercise of employee stock options or otherwise as compensation;

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  persons holding our stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

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  U.S. expatriates;

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  Persons whose functional currency is not the U.S. dollar;

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  Subchapter S corporations;

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  Persons subject to the alternative minimum tax;

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  Persons who mark-to-market our common stock;

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  and, except to the extent discussed below:

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  tax-exempt organizations; and

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  foreign investors.

        This summary assumes that investors will hold their common stock as a capital asset, which generally means as property held for investment.

        The U.S. federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder's particular tax circumstances. You are urged to consult your tax advisor regarding the U.S. federal, state, local and foreign income and other tax consequences to you, in light of your particular investment or tax circumstances, of acquiring, holding, exchanging or otherwise disposing of our common stock.

Taxation of Cerberus Mortgage Capital, Inc.

        We intend to elect to be taxed as a REIT commencing with our taxable year ending December 31, 2013, upon the filing of our U.S. federal income tax return for such year. We believe that we have been organized, and intend to operate, in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Internal Revenue Code.

        The law firm of Lowenstein Sandler PC has acted as our tax counsel in connection with this offering and our formation and election to be taxed as a REIT. In connection with this offering of our common stock, we will receive an opinion of Lowenstein Sandler PC that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2013. It must be emphasized that the opinion of Lowenstein Sandler PC will be based on various assumptions relating to our organization and operation, and will be conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the present and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Lowenstein Sandler PC or by us that we will qualify as a REIT for any particular year. The opinion will be expressed as of the date issued. Lowenstein Sandler PC will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

        Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock and asset ownership, various qualification requirements imposed upon REITs by the Internal Revenue Code, the compliance with which will not be reviewed by Lowenstein Sandler PC. Our ability to qualify as a REIT also requires that we satisfy certain income and asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly or which serve as security for loans made by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

  Taxation of REITs in General

        As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below under "—Requirements for Qualification—General." While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See "—Failure to Qualify."

        Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" at the corporate and stockholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

        Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See "—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions."

        Even if we qualify as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

  •
  We will be taxed at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains.

  •
  We may be subject to the "alternative minimum tax" on our items of tax preference, including any deductions of net operating losses.

  •
  If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See "—Prohibited Transactions," and "—Foreclosure Property," below.

  •
  If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

  •
  If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

  •
  If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

  •
  If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed and (ii) the amounts we retained and upon which we paid income tax at the corporate level.

  •
  We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's stockholders, as described below in "—Requirements for Qualification—General."

  •
  A 100% tax may be imposed on transactions between us and a TRS that do not reflect arm's-length terms.

  •
  If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Internal Revenue Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

  •
  The earnings of our TRSs are subject to U.S. federal corporate income tax to the extent that such subsidiaries are subchapter C corporations.

  •
  We may be subject to a 35% tax on "excess inclusion income" derived from a residual interest in a real estate mortgage investment conduit, or REMIC, to the extent allocable to specified categories of tax-exempt investors which are not subject to unrelated business income tax.

        In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

  Requirements for Qualification—General

        The Internal Revenue Code defines a REIT as a corporation, trust or association:

  1.
  that is managed by one or more trustees or directors;

  2.
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  3.
  that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

  4.
  that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

  5.
  the beneficial ownership of which is held by 100 or more persons;

  6.
  in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Internal Revenue Code to include specified tax-exempt entities); and

  7.
  that meets other tests described below, including with respect to the nature of its income and assets.

        The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation's initial tax year as a REIT (which, in our case, will be 2013). Our amended and restated charter provides restrictions regarding the ownership and transfers of our stock, which are intended to assist us in satisfying the stock ownership requirements described in conditions (5) and (6) above.

        To monitor compliance with the stock ownership requirements, we generally are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our stock and other information.

        In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We intend to adopt December 31 as our year-end, and thereby satisfy this requirement.

  Effect of Subsidiary Entities

        Ownership of partnership interests.    If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership's assets, and to earn our proportionate share of the partnership's income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership's assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, described below, our proportionate share of the partnership's assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

        Disregarded subsidiaries.    If we own a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is generally disregarded for U.S. federal income tax purposes, and all of the subsidiary's assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly-owned by a REIT. Other entities that are wholly-owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

        In the event that a disregarded subsidiary of ours ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary's separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See "—Asset Tests" and "—Income Tests."

        Taxable subsidiaries.    In general, we may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat such subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

        We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

        The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Accordingly, if we lend money to a TRS, the TRS may be unable to deduct all or part of the interest paid on the loan, and the lack of an interest deduction could result in a material increase in the amount of tax paid by the TRS. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis, which a loan between the REIT and a TRS could also be subject to. We intend that all of our transactions with our TRSs, if any, will be conducted on an arm's-length basis.

  Income Tests

        In order to qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions," discharge of indebtedness and certain hedging transactions, generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), "rents from real property," dividends received from other REITs, and gains from the sale of real estate assets, as well as specified income from temporary investments (the "75% gross income test"). Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property (the "95% gross income test"). Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

        Interest income.    Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Revenue Procedure 2011-16 interprets the "principal amount" of the loan to be the face amount of the loan, despite the Internal Revenue Code requiring taxpayers to treat any market discount, that is the difference between the purchase price of the loan and its face amount, for all purposes (other than certain withholding and information reporting purposes) as interest rather than principal. Any mortgage loan that we invest in that is not fully secured by real property may therefore be subject to the interest apportionment rules and the position taken in IRS Revenue Procedure 2011-16 as described above. We expect that all or most of the mortgage loans that we acquire will be secured only by real property and no other property value will be taken into account in our underwriting process. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

        We intend to invest primarily in Agency and non-Agency mortgage-backed securities that are either mortgage pass-through certificates or CMOs. We expect that such mortgage-backed securities will be treated either as interests in a grantor trust or as interests in a REMIC for U.S. federal income tax purposes. In the case of mortgage-backed securities treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property, as discussed above. In the case of mortgage-backed securities treated as interests in a REMIC, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. If less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities. In connection with the recently expanded HARP program, the IRS recently issued guidance providing that, among other things, if a REIT holds a regular or residual interest in an "eligible REMIC" that informs the REIT that at least 80% of the REMIC's assets constitute real estate assets, then the REIT may treat 80% of the gross income received with respect to the interest in the REMIC as interest on an obligation secured by a mortgage on real property for the purpose of the 75% REIT gross income test. For this purpose, a REMIC is an "eligible REMIC" if (i) the REMIC has received a guarantee from Fannie Mae or Freddie Mac that will allow the REMIC to make any principal and interest payments on its regular and residual interests and (ii) all of the REMIC's mortgages and pass-through certificates are secured by interests in single-family dwellings. If we were to acquire an interest in an eligible REMIC less than 95% of the assets of which constitute real estate assets, the IRS guidance described above may generally allow us to treat 80% of the gross income derived from the interest as qualifying income for the purpose of the 75% REIT gross income test. However, the remaining portion of such income would not generally be qualifying income for the purpose of the 75% REIT gross income test, which could adversely affect our ability to qualify as a REIT. We expect that substantially all of our income from mortgage-backed securities will be qualifying income for purposes of the REIT gross income tests.

        We may purchase Agency RMBS through "to-be-announced" forward contracts, or TBAs, and may recognize income or gains from the disposition of those TBAs, through dollar roll transactions or otherwise. There is no direct authority with respect to the qualification of income or gains from dispositions of TBAs as gains from the sale of real property (including interests in real property and interests in mortgages on real property) or other qualifying income for purposes of the 75% gross income test. Consequently, our ability to enter into dollar roll transactions and other dispositions of TBAs could be limited. We cannot assure you that the IRS will treat such income as qualifying income. We do not expect to have significant income from the disposition of TBAs, and therefore do not expect such income to adversely affect our ability to meet the 75% and 95% gross income tests. In the event that such income were determined not to be qualifying for the 75% gross income test, we could be subject to a penalty tax or we could fail to qualify as a REIT if such income when added to any other non-qualifying income exceeded 25% of our gross income.

        We expect to acquire excess MSRs. In a recent private letter ruling, the Internal Revenue Service ruled that interest received by a REIT from excess MSRs meeting certain requirements will be considered interest on obligations secured by mortgages on real property for purposes of the 75% and 95% REIT gross income tests. A private letter ruling may be relied upon only by the taxpayer to whom it is issued, and the Internal Revenue Service may revoke a private letter ruling. Consistent with the analysis adopted by the Internal Revenue Service in that private letter ruling and based on advice of counsel, we intend to treat such income from any excess MSRs we acquire that meet the requirements provided in the private letter ruling as qualifying income for purposes of the 75% and 95% gross income tests. Notwithstanding the Internal Revenue Service's determination in the private letter ruling described above, it is possible that the Internal Revenue Service could successfully assert that such income does not qualify for purposes of the 75% gross income test or the 95% gross income test, which, if such income together with other income we earn that does not qualify for the 75% or 95% gross income test, as applicable, exceeded 25% or 5% of our gross income, could cause us to be subject to a penalty tax and could impact our ability to qualify as a REIT. See "—Failure to satisfy the gross income tests" and "—Failure to Qualify." To the extent we acquire MSRs other than excess MSRs, we expect that we would hold such MSRs in a TRS in order to avoid recognizing non-qualifying income for purposes of the REIT gross income tests.

        Rents from real property.    To the extent we own real property or interests therein, rents we receive from a tenant will qualify as "rents from real property" for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

  •
  The amount of rent is not based in any way on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term "rents from real property" solely because it is based on a fixed percentage or percentages of receipts or sales;

  •
  Neither we nor an actual or constructive owner of 10% or more of our capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents we receive from such a tenant that is our TRS, however, generally will not be excluded from the definition of "rents from real property" as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space;

  •
  Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as "rents from real property"; and

  •
  We generally may not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services, or a TRS to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as "rents from real property."

        To the extent we own real property or interests therein, we generally do not intend to take actions we believe will cause us to fail to satisfy the rental conditions described above.

        Dividend income.    We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

        Fee income.    Fees will generally be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income or profits. Other fees generally will not be qualifying income for purposes of either gross income test. Any fees earned by a TRS will not be included for purposes of the gross income tests.

        Hedging transactions.    Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred to acquire or carry "real estate assets" (as described below under "—Asset Tests"), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.

        Failure to satisfy the gross income tests.    If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, including as a result of income and gains from the disposition of TBAs, we may still qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Internal Revenue Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations yet to be issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. Even where these relief provisions apply, the Internal Revenue Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

        Timing differences between receipt of cash and recognition of income.    Due to the nature of the assets in which we will invest, we may be required to recognize taxable income from those assets in advance of our receipt of cash flow on or proceeds from disposition of such assets, and may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets.

        We may acquire mortgage-backed securities in the secondary market for less than their face amount. In addition, pursuant to our ownership of certain mortgage-backed securities, we may be treated as holding certain debt instruments acquired in the secondary market for less than their face amount. The discount at which such securities or debt instruments are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as "market discount" for U.S. federal income tax purposes. Accrued market discount is generally recognized as income when, and to the extent that, any payment of principal on the mortgage-backed security or debt instrument is made. If we collect less on the mortgage-backed security or debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

        Moreover, some of the mortgage-backed securities that we acquire may have been issued with original issue discount. In general, we will be required to accrue original issue discount based on the constant yield to maturity of the securities, and to treat it as taxable income in accordance with applicable U.S. federal income tax rules even though smaller or no cash payments are received on such securities. As in the case of the market discount discussed in the preceding paragraph, the constant yield in question will be determined and we will be taxed based on the assumption that all future payments due on the mortgage-backed securities in question will be made, with consequences similar to those described in the previous paragraph if all payments on the securities are not made.

        In addition, pursuant to our ownership of certain mortgage-backed securities, we may be treated as holding distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under the applicable Treasury regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize taxable gain to the extent the principal amount of the modified debt exceeds our adjusted tax basis in the unmodified debt, even if the value of the debt or the payment expectations have not changed. Following such a taxable modification, we would hold the modified loan with a cost basis equal to its principal amount for U.S. federal tax purposes. To the extent that such modifications are made with respect to a debt instrument held by a TRS that is treated as a dealer or trader and that makes an election to use mark-to-market accounting, such TRS would be required at the end of each taxable year, including the taxable year in which any such modification were made, to mark the modified debt instrument to its fair market value as if the debt instrument were sold. In that case, the TRS could recognize a loss at the end of the taxable year in which the modifications were made to the extent that the fair market value of such debt instrument at such time was less than the instrument's tax basis.

        In the event mortgage-backed securities, or any debt instruments we are treated as holding pursuant to our investments in mortgage-backed securities, are delinquent as to mandatory principal and interest payments, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received.

        Based on Internal Revenue Service guidance concerning the classification of excess MSRs, we intend to treat any excess MSRs that we acquire that meet certain requirements as ownership interests in the interest payments made on the underlying pool of mortgage loans. Under this treatment, each excess MSR is treated as a bond that was issued with OID on the date we acquired such excess MSR. In general, we will be required to accrue OID based on the constant yield to maturity of each excess MSR, and to treat such OID as taxable income in accordance with the applicable U.S. federal income tax rules. The constant yield of an excess MSR will be determined, and we will be taxed based on, a prepayment assumption regarding future payments due on the mortgage loans underlying the excess MSR. If the mortgage loans underlying an excess MSR prepay at a rate different than that under the prepayment assumption, our recognition of OID will be either increased or decreased depending on the circumstances. Thus, in a particular taxable year, we may be required to accrue an amount of income in respect of an excess MSR that exceeds the amount of cash collected in respect of that excess MSR. Furthermore, it is possible that, over the life of the investment in an excess MSR, the total amount we pay for, and accrue with respect to, the excess MSR may exceed the total amount we collect on such excess MSR. No assurance can be given that we will be entitled to an ordinary loss or deduction for such, meaning that we may not be able to use any such loss or deduction to offset OID recognized with respect to our excess MSRs or other ordinary income recognized by us. As a result of this mismatch in character between the income and losses generated by our excess MSRs, our REIT taxable income may be higher than it otherwise would have been in the absence of that mismatch.

        Finally, we may be required under the terms of indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our stockholders.

        Due to each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that we may have substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this "phantom income" is recognized. See "—Annual Distribution Requirements."

  Asset Tests

        At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. Government securities, and, under some circumstances, stock or debt instruments purchased with new capital (the "75% asset test", and such investments "75% asset test qualifying investments"). For this purpose, real estate assets include some kinds of mortgage-backed securities and mortgage loans, as well as interests in real property and stock of other corporations that qualify as REITs. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

        Second, the value of any one issuer's securities that we own may not exceed 5% of the value of our total assets (the "5% asset test").

        Third, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value (the "10% asset test"). The 5% and 10% asset tests do not apply to securities of TRSs, qualified REIT subsidiaries, and other 75% asset test qualifying investments, and the 10% value test does not apply to "straight debt" having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Internal Revenue Code.

        Fourth, the aggregate value of all securities of TRSs that we hold may not exceed 25% of the value of our total assets.

        Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as "securities" for purposes of the 10% value test, as explained below).

        Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute "straight debt," which includes, among other things, securities having certain contingency features. A security does not qualify as "straight debt" where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer's outstanding securities. In addition to straight debt, the Internal Revenue Code provides that certain other securities will not violate the 10% value test. Such securities include (1) any loan made to an individual or an estate, (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (5) any security (including debt securities) issued by another REIT, and (6) any debt instrument issued by a partnership if the partnership's income is of a nature that it would satisfy the 75% gross income test described above under "—Income Tests." In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT's proportionate interest in the equity and certain debt securities issued by that partnership.

        We intend to invest primarily in Agency and non-Agency mortgage-backed securities that are either mortgage pass-through certificates or CMOs. We expect that these securities will be treated either as interests in grantor trusts or as interests in REMICs for U.S. federal income tax purposes. In the case of mortgage-backed securities treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. Such mortgage loans will generally qualify as real estate assets to the extent that they are secured by real property. In the event that we invest in a mortgage loan that is secured by both real property and other property, Revenue Procedure 2011-16 may apply to determine what portion of the mortgage loan will be treated as a real estate asset for purposes of the 75% asset test. The interest apportionment rules apply if the mortgage loan in question is secured by both real property and other property. We expect that all or most of the mortgage loans that we acquire will be secured only by real property and no other property value will be taken into account in our underwriting process. Pursuant to Revenue Procedure 2011-16, the IRS has announced that it will not challenge a REIT's treatment of a loan as a real estate asset in its entirety to the extent that the value of the loan is equal to or less than the value of the real property securing the loan at the relevant testing date. However, uncertainties exist regarding the application of Revenue Procedure 2011-16, particularly with respect to the proper treatment under the asset tests of mortgage loans acquired at a discount that increase in value following their acquisition, and no assurance can be given that the IRS would not challenge our treatment of such assets. We expect that substantially all of our mortgage-backed securities treated as interests in grantor trusts will qualify as real estate assets.

        In the case of mortgage-backed securities treated as interests in a REMIC, such interests will generally qualify as real estate assets. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the REIT asset tests. As further discussed above under "—Income Tests—Interest Income," the IRS has recently issued guidance providing that, among other things, if a REIT holds a regular or residual interest in an "eligible REMIC" that informs the REIT that at least 80% of the REMIC's assets constitute real estate assets, then the REIT may treat 80% of the value of the interest in the REMIC as a real estate asset for the purpose of the REIT asset tests. The remaining 20% of the value of the REIT's interest in the REMIC would not qualify as a real estate asset for purposes of the REIT asset tests and could adversely affect our ability to qualify as a REIT. If we hold a "residual interest" in a REMIC from which we derive "excess inclusion income," we will be required to either distribute the excess inclusion income or pay tax on it (or a combination of the two), even though we may not receive the income in cash. To the extent that distributed excess inclusion income is allocable to a particular stockholder, the income (1) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (2) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax, and (3) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction pursuant to any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of foreign stockholders. Moreover, any excess inclusion income that we receive that is allocable to specified categories of tax-exempt investors which are not subject to unrelated business income tax, such as government entities or charitable remainder trusts, may be subject to corporate-level income tax in our hands, whether or not it is distributed.

        In a recent private letter ruling, the Internal Revenue Service ruled that excess MSRs meeting certain requirements would be treated as an interest in mortgages on real property and thus a real estate asset for purposes of the 75% asset test. A private letter ruling may be relied upon only by the taxpayer to whom it is issued, and the Internal Revenue Service may revoke a private letter ruling. Consistent with the analysis adopted by the Internal Revenue Service in that private letter ruling and based on advice of counsel, we intend to treat any excess MSRs that we acquire that meet the requirements provided in the private letter ruling as qualifying assets for purposes of the 75% asset test. Notwithstanding the Internal Revenue Service's determination in the private letter ruling described above, it is possible that the Internal Revenue Service could successfully assert that any excess MSRs that we acquire do not qualify for purposes of the 75% REIT gross asset test, which could cause us to be subject to a penalty tax and could impact our ability to qualify as a REIT. See "—Failure to Qualify."

        We intend to enter into sale and repurchase agreements under which we would nominally sell certain of our mortgage-backed securities to a counterparty and simultaneously enter into an agreement to repurchase the sold assets in exchange for a purchase price that reflects a financing charge. Economically, these agreements are financings, which are secured by the securities "sold" pursuant thereto. We believe that we would be treated for REIT asset and income test purposes as the owner of the securities that are the subject of any such agreement notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the mortgage-backed securities during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

        We may purchase Agency RMBS through TBAs. There is no direct authority with respect to the qualification of TBAs as real estate assets or government securities for purposes of the 75% asset test. Consequently, our ability to purchase TBAs could be limited. We cannot assure you that the IRS will treat TBAs as qualifying assets. We do not expect that a significant portion of our assets will be comprised of TBAs, and therefore we do not expect any TBAs to adversely affect our ability to meet the 75% asset test. In the event that TBAs were determined not to be qualifying for the 75% asset test, we could be subject to a penalty tax or we could fail to qualify as a REIT if such assets when added to any other non-qualifying assets exceeded 25% of our gross assets.

        In general, independent appraisals will not be obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, we cannot assure you that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

        However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure, and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

        In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (1) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT's total assets and $10,000,000, and (2) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

        If we should fail to satisfy the asset tests at the end of a calendar quarter, including any failure to satisfy the 75% asset test as a result of any investments in TBAs, such a failure would not cause us to lose our REIT qualification if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below.

  Annual Distribution Requirements

        In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

  (a)
  the sum of

  (i)
  90% of our REIT taxable income, computed without regard to our net capital gains and the deduction for dividends paid, and

  (ii)
  90% of our net income (after tax), if any, from foreclosure property (as described below), minus

  (b)
  the sum of specified items of non-cash income.

        We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

        To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (a) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (b) the tax that we paid on their behalf with respect to that income.

        To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of our stockholders, of any distributions that are actually made as ordinary dividends or capital gains. See "—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions."

        If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed REIT taxable income from prior periods, we will be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, plus (y) the amounts of income we retained and on which we have paid corporate income tax.

        As discussed above under "—Income Tests—Timing differences between receipt of cash and recognition of income," it is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between our actual receipt of cash and our inclusion of items in income for U.S. federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property. Alternatively, we may declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation. In such case, for U.S. federal income tax purposes, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

        We may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

  Prohibited Transactions

        Net income that we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business by us or a pass-through subsidiary or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset by us or any pass-through subsidiary will not be treated as having been in the ordinary course of our business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment. The Internal Revenue Code provides a safe harbor that, if met, allows a REIT to avoid being treated as being engaged in a prohibited transaction. In order to meet the safe harbor, among other things, (i) the REIT must have held the property for at least two years (and, in the case of property which consists of land or improvements not acquired through foreclosure, the REIT must have held the property for two years for the production of rental income), (ii) the expenditures that the REIT capitalized with respect to the property during the two years preceding the sale must be less than 30% of the net selling price of the property, and (iii) during the taxable year the property is disposed of, the REIT must not have made more than seven property sales or, alternatively, the aggregate adjusted basis or fair market value of all of the properties sold by the REIT during the taxable year must not exceed 10% of the aggregate adjusted basis or 10% of the fair market value, respectively, of all of the REIT's assets as of the beginning of the taxable year. It may not be possible to satisfy this safe harbor with respect to certain activities, in particular if we intend to acquire, refurbish and sell the property in a short period of time.

        The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates. Accordingly, if we intend to sell an asset and are not able to satisfy the safe harbor described above, we may hold the asset through a TRS. In addition, it is possible that we may sell certain properties that will not have met all of the requirements of the safe harbor, and that are not held through a TRS, if we believe that the sale would not be a prohibited transaction based on a facts and circumstances analysis. If the Internal Revenue Service were to successfully argue that such a sale was in fact a prohibited transaction, we would be subject to the 100% penalty tax with respect to such sale.

        We intend to structure our activities to avoid prohibited transaction characterization.

  Foreclosure Property

        Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (3) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. Because we will invest primarily in mortgage-backed securities, we do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

  Derivatives and Hedging Transactions

        We and our subsidiaries may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. We cannot assure you, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

  Taxable Mortgage Pools and Excess Inclusion Income

        An entity, or a portion of an entity, may be classified as a taxable mortgage pool, or TMP, under the Internal Revenue Code if

  •
  substantially all of its assets consist of debt obligations or interests in debt obligations,

  •
  more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates,

  •
  the entity has issued debt obligations (liabilities) that have two or more maturities, and

  •
  the payments required to be made by the entity on its debt obligations (liabilities) "bear a relationship" to the payments to be received by the entity on the debt obligations that it holds as assets.

        Under regulations issued by the Treasury, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise "substantially all" of its assets, and therefore the entity would not be treated as a TMP. Our financing and securitization arrangements may give rise to TMPs, with the consequences as described below.

        Where an entity, or a portion of an entity, is classified as a TMP, it is generally treated as a taxable corporation for U.S. federal income tax purposes. In the case of a REIT, or a portion of a REIT, or a disregarded subsidiary of a REIT, that is a TMP, however, special rules apply. The TMP is not treated as a corporation that is subject to corporate income tax, and the TMP classification does not adversely affect the qualification of the REIT. Rather, the consequences of the TMP classification would, in general, except as described below, be limited to the stockholders of the REIT.

        A portion of the REIT's income from the TMP arrangement could be treated as "excess inclusion income." The REIT's excess inclusion income, including any excess inclusion income from a residual interest in a REMIC, must be allocated among its stockholders in proportion to dividends paid. The REIT is required to notify stockholders of the amount of "excess inclusion income" allocated to them. A stockholder's share of excess inclusion income:

  •
  cannot be offset by any net operating losses otherwise available to the stockholder,

  •
  is subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax, and

  •
  results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of foreign stockholders.

        See "—Taxation of Stockholders." To the extent that excess inclusion income is allocated to a tax-exempt stockholder of a REIT that is not subject to unrelated business income tax (such as a government entity or charitable remainder trust), the REIT may be subject to tax on this income at the highest applicable corporate tax rate (currently 35%). In that case, the REIT could reduce distributions to such stockholders by the amount of such tax paid by the REIT attributable to such stockholder's ownership. Treasury regulations provide that such a reduction in distributions does not give rise to a preferential dividend that could adversely affect the REIT's compliance with its distribution requirements. See "—Annual Distribution Requirements." The manner in which excess inclusion income is calculated, or would be allocated to stockholders, including allocations among shares of different classes of stock, is not clear under current law. As required by IRS guidance, we intend to make such determinations using a reasonable method. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors.

        If a subsidiary partnership of ours that we do not wholly-own, directly or through one or more disregarded entities, were a TMP, the foregoing rules would not apply. Rather, the partnership that is a TMP would be treated as a corporation for U.S. federal income tax purposes, and potentially would be subject to corporate income tax or withholding tax. In addition, this characterization would alter our income and asset test calculations, and could adversely affect our compliance with those requirements. We intend to monitor the structure of any TMPs in which we have an interest to ensure that they will not adversely affect our qualification as a REIT.

  Asset-Backed Securities

        Investments in asset-backed securities, or ABS, generally are not qualifying assets for purposes of the 75% asset test applicable to REITs and generally do not generate qualifying income for purposes of the 75% income test applicable to REITs. As a result, we may be limited in our ability to invest in such assets.

  Failure to Qualify

        If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the income tests and asset tests, as described above in "—Income Tests" and "—Asset Tests."

        If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, and subject to the limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

  Recordkeeping Requirements

        We are required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist us in determining the actual ownership of our outstanding stock and maintaining our qualifications as a REIT

Taxation of Stockholders

  Taxation of Taxable Domestic Stockholders

        Distributions.    So long as we qualify as a REIT, the distributions that we make to our taxable domestic stockholders out of current or accumulated earnings and profits that we do not designate as capital gain dividends will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations.

        Distributions that we designate as capital gain dividends will generally be taxed to our stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case provisions of the Internal Revenue Code will treat our stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders will receive a corresponding credit for taxes that we paid on such undistributed capital gains. See "Taxation of Cerberus Mortgage Capital, Inc.—Annual Distribution Requirements." Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of stockholders that are individuals, trusts and estates (for taxable years beginning after December 31, 2012), and 35% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

        Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the stockholder's shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder's shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, the stockholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

        To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See "Taxation of Cerberus Mortgage Capital, Inc.—Annual Distribution Requirements." Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

        If excess inclusion income from a TMP or REMIC residual interest is allocated to any stockholder, that income will be taxable in the hands of the stockholder and would not be offset by any net operating losses of the stockholder that would otherwise be available. See "Taxation of Cerberus Mortgage Capital, Inc.—Taxable Mortgage Pools and Excess Inclusion Income." As required by IRS guidance, we intend to notify our stockholders if a portion of a dividend paid by us is attributable to excess inclusion income

        Dispositions of Cerberus Mortgage Capital, Inc. stock.    In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to a maximum U.S. federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 39.6% with respect to taxable years beginning after December 31, 2012) if the stock is held for one year or less. In addition, for taxable years beginning after December 31, 2012, a maximum U.S. federal income tax rate of 18% generally applies to gains from dispositions of shares of common stock by individuals and other noncorporate U.S. stockholders if the common stock is held for more than five years. Gains recognized by stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the stockholder as long-term capital gain.

        If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards "tax shelters," are broadly written and apply to transactions that would not typically be considered tax shelters. The Internal Revenue Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

        Passive activity losses and investment interest limitations.    Distributions that we make and gain arising from the sale or exchange by a domestic stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any "passive losses" against income or gain relating to our stock. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

  Taxation of Non-U.S. Stockholders

        The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. stockholders. A "non-U.S. stockholder" is any person other than:

  •
  a citizen or resident of the United States;

  •
  a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

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  an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

        If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

        The following discussion is based on current law, and is for general information only. It addresses only selected, and not all, aspects of U.S. federal income and estate taxation.

        Ordinary dividends.    The portion of dividends received by non-U.S. stockholders (1) that is payable out of our earnings and profits, (2) that is not attributable to our capital gains and (3) that is not effectively connected with a U.S. trade or business of the non-U.S. stockholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty. In addition, any portion of the dividends paid to non-U.S. stockholders that are treated as excess inclusion income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. As previously noted, we may engage in transactions that would result in a portion of our dividends being considered excess inclusion income, and accordingly, it is possible that a portion of our dividend income will not be eligible for exemption from the 30% withholding rate or a reduced treaty rate. In the case of a taxable stock dividend with respect to which any withholding tax is imposed on a non-U.S. stockholder, we may have to withhold or dispose of part of the shares otherwise distributable in such dividend and use such withheld shares or the proceeds of such disposition to satisfy the withholding tax imposed.

        In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder's investment in our stock is, or is treated as, effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation.

        Non-dividend distributions.    Unless our stock constitutes a U.S. real property interest, or USRPI, distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (a) the stockholder's proportionate share of our earnings and profits, plus (b) the stockholder's basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder's share of our earnings and profits.

        Capital gain dividends.    Under FIRPTA, a distribution that we make to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See above under "—Taxation of Non-U.S. Stockholders—Ordinary dividends," for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gains dividends. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation. A distribution is not attributable to USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. stockholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder would be subject to the same treatment as U.S. holders with respect to such gain, or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains. We do not expect that a significant portion of our assets will be USRPIs.

        A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend (see "—Taxation of non-U.S. Stockholders—Ordinary dividends"), if (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. stockholder does not own more than 5% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. We anticipate that our common stock will be "regularly traded" on an established securities exchange.

        Dispositions of Cerberus Mortgage Capital, Inc. stock.    Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. stockholder generally will not be subject to U.S. taxation under FIRPTA. Our stock will be treated as a USRPI if 50% or more of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. It is not currently anticipated that our stock will constitute a USRPI. However, we cannot assure you that our stock will not become a USRPI.

        Even if the foregoing 50% test is met, our stock will not constitute a USRPI if we are a "domestically controlled qualified investment entity." A domestically controlled qualified investment entity includes a REIT, less than 50% of the value of which is held directly or indirectly by non-U.S. stockholders at all times during a specified testing period. We believe that we will be and will remain a domestically controlled qualified investment entity, and that a sale of our stock should not be subject to taxation under FIRPTA. However, we cannot assure you that we will be or will remain a domestically controlled qualified investment entity.

        In the event that we are not a domestically controlled qualified investment entity, but our stock is "regularly traded," as defined by applicable Treasury regulations, on an established securities market, a non-U.S. stockholder's sale of our common stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. stockholder held 5% or less of our outstanding common stock any time during the one-year period ending on the date of the sale. We expect that our common stock will be regularly traded on an established securities market.

        If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a domestic stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

        Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder in two cases: (1) if the non-U.S. stockholder's investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a domestic stockholder with respect to such gain, or (2) if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to "regularly traded" stock described above), a non-U.S. stockholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. stockholder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.

        Estate tax.    If our stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual's death, the stock will be includable in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

        Non-U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning Cerberus Mortgage Capital, Inc. stock.

  Taxation of Tax-Exempt Stockholders

        U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income, or UBTI. While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our stock as "debt financed property" within the meaning of the Internal Revenue Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), (2) our stock is not otherwise used in an unrelated trade or business, and (3) we do not hold an asset that gives rise to excess inclusion income, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder. As previously noted, we may engage in transactions that would result in a portion of our dividend income being considered excess inclusion income, and accordingly, it is possible that a portion of our dividends received by a tax-exempt stockholder will be treated as UBTI.

        Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.

        In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of the dividends as UBTI if we are a "pension-held REIT." We will not be a pension-held REIT unless (1) we are required to "look through" one or more of our pension trust stockholders in order to satisfy the REIT "closely-held" test, and (2) either (i) one pension trust owns more than 25% of the value of our stock, or (ii) one or more pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of the value of our stock. Certain restrictions on ownership and transfer of our stock generally should prevent a tax-exempt entity from owning more than 10% of the value of our stock and generally should prevent us from becoming a pension-held REIT.

        Tax-Exempt and Non-U.S. Stockholders are Urged to Consult Their Tax Advisors Regarding the U.S. Federal, State, Local and Foreign Income and Other Tax Consequences of Owning Cerberus Mortgage Capital, Inc. Stock

  Backup Withholding and Information Reporting

        We will report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding with respect to dividends paid unless the holder comes within an exempt category and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholder who fails to certify their non-foreign status.

        We must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

        Payment of the proceeds of a sale of our common stock within the U.S. is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common stock conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Other Tax Considerations

  Legislative or Other Actions Affecting REITs

        The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could materially and adversely affect an investment in our common stock.

  Medicare 3.8% Tax on Investment Income

        Under U.S. federal legislation, for taxable years beginning after December 31, 2012, certain U.S. holders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including capital gains from the sale or other disposition of our common stock.

  Foreign Account Tax Compliance Act

        U.S. federal legislation and related administrative guidance will require, after December 31, 2013, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners," which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

  State, Local and Foreign Taxes

        We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. Our state, local or foreign tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

UNDERWRITING

        Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc
Deutsche Bank Securities Inc
Wells Fargo Securities, LLC
Sandler O'Neill & Partners, L.P.
Maxim Group LLC
Nomura Securities International, Inc

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $            per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts

        If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

        We, our Manager and an affiliate of our Manager have, and each of our executive officers and directors and each executive officer of our Manager has, agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that the foregoing sentence shall not be applicable so long as our company is an "emerging growth company" under the JOBS Act.

        Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our estimated results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

        We expect to have our shares listed on the NYSE under the symbol "            ."

        The following table shows the underwriting discounts to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

	No Exercise	Full Exercise
Per share(1)	$	$
Total	$	$

(1)
The underwriters will be entitled to receive $            per share from our Manager at closing, representing the full underwriting discount payable with respect to the shares sold in this offering.

        The shares may be offered by the underwriters from time to time to purchasers directly or through agents, or through brokers in brokerage transaction on the NYSE, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The difference between the price, at which the underwriters purchase shares from the company and the price at which the underwriters resell such shares may be deemed underwriting compensation.

        We estimate that our total expenses of this offering payable by us, but excluding the underwriting discount, will be approximately $            .

        In connection with this offering, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC, on behalf of the underwriters, may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in this offering.

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  "Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' over-allotment option.

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  "Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters' over-allotment option.

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  Covering transactions involve purchases of shares either pursuant to the underwriters' over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

    •
    To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

    •
    To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

  •
  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. In addition, the underwriters and certain of their respective affiliates have provided to CCM and certain of its affiliates in the past, and may provide to us, our Manager and CCM and certain of its affiliates from time to time in the future, commercial banking, financial advisory, investment banking, M&A advisory, secondary market trading, prime brokerage and other services in the ordinary course of the underwriters' and/or their respective affiliates' business, for which the underwriters and/or their respective affiliates have received and may continue to receive customary fees and commissions. Also, in the past, certain of the underwriters and/or their respective affiliates have provided to CCM and certain of its affiliates credit facilities (including administrative agent and related services) and have entered into other counterparty trading agreements/transactions with CCM and certain of its affiliates, for example, derivative transactions, future transactions, foreign exchange, repurchase agreements and short-term securitized financing and other securitization transactions. In each case, the underwriters and/or their respective affiliates received customary fees, commissions and reimbursements of expenses for these services. In addition, from time to time, certain of the underwriters and/or their respective affiliates may effect, engage in, or enter into agreements/transactions for their own accounts or the accounts of one or more of their respective customers, and hold or engage in on behalf of themselves or one or more of their respective customers, long or short positions in our debt and/or equity securities, loans, other instruments, and various counterparty trading agreements/transactions such as derivative transactions, future transactions, foreign exchange and repurchase agreements, and may do so in the future.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

 LEGAL MATTERS

        Certain legal matters relating to this offering will be passed upon for us by Lowenstein Sandler PC, New York, New York. In addition, the description of U.S. federal income tax consequences contained in the section of this prospectus titled "U.S. Federal Income Tax Considerations" is based on the opinion of Lowenstein Sandler PC. Venable LLP, Baltimore, Maryland, will pass upon the validity of the common stock sold in this offering and certain other matters of Maryland law. Certain legal matters relating to this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York. Clifford Chance US LLP may rely upon the opinion of Venable LLP with respect to certain matters of Maryland law.

EXPERTS

        The balance sheet of Cerberus Mortgage Capital, Inc. as of            , included in this prospectus has been so included in reliance on the report of                        , an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act, with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC's website at www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each fiscal year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS TO BE FILED BY PRE-EFFECTIVE AMENDMENT

F-1

                        Shares

Cerberus Mortgage Capital, Inc.

Common Stock

PROSPECTUS

                    , 2013

Citigroup

Deutsche Bank Securities

Wells Fargo Securities

Sandler O'Neill + Partners, L.P.

Maxim Group LLC

Nomura

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other expenses of issuance and distribution.

        The following table shows the fees and expenses, other than underwriting discount, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee and the Financial Industry Regulatory Authority, Inc. filing fee are estimates.

Securities and Exchange Commission registration fee		$136.40
Financial Industry Regulatory Authority, Inc. filing fee		$650.00
NYSE listing fee	$	*
Legal fees and expenses (including Blue Sky fees)	$	*
Accounting fees and expenses	$	*
Printing and engraving expenses	$	*
Transfer agent fees and expenses	$	*
Miscellaneous	$	*

Total	$	*

*
To be furnished by amendment.

Item 32.    Sales to special parties.

        None.

Item 33.    Recent sales of unregistered securities.

        On November 14, 2012, Cerberus Capital Management, L.P. purchased 10 shares of our common stock for a purchase price of $1,000 in a private placement. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. We expect to repurchase these shares for their purchase price upon completion of this offering and the concurrent private placement.

        Concurrent with this offering, we will complete a private placement in which we expect to sell an aggregate of            shares of our common stock to an affiliate of our Manager for $            per share. Such issuance will be exempt from the requirements of the Securities Act pursuant to Section 4(2) thereof.

Item 34.    Indemnification of directors and officers.

        The Maryland General Corporation Law, or MGCL, permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to us and our stockholders to the maximum extent permitted by Maryland law.

        The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        However, under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

        In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

  •
  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

  •
  any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

  •
  any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, managing member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

        Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

        We expect to enter into indemnification agreements with each of our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law.

        Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.    Treatment of proceeds from stock being registered.

        None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.    Financial statements and exhibits.

  (a)
  Financial statements.    To be added by pre-effective amendment.

  (b)
  Exhibits.    The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement among the Registrant and the underwriters named therein.
4.1	*	Registrant's Articles of Amendment and Restatement to be in effect upon completion of this offering.
4.2	*	Registrant's Amended and Restated Bylaws to be in effect upon completion of this offering.
4.3	*	Specimen Common Stock Certificate.
5.1	*	Opinion of Venable LLP (including consent of such firm).
8.1	*	Tax Opinion of Lowenstein Sandler PC (including consent of such firm).
10.1	*	Management Agreement between the Registrant and Cerberus REIT Advisor LLC
10.2	*	2013 Equity Incentive Plan.
10.3	*	2013 Manager Equity Incentive Plan.
10.4	*	Form of Indemnification Agreement
10.5	*	Registration Rights Agreement among the Registrant, the Manager, an affiliate of the Manager and certain investors.
10.6	*	License Agreement between the Registrant and Cerberus Capital Management, L.P.
10.7	*	Form of Stock Purchase Agreement between the Registrant and an affiliate of Cerberus REIT Advisor LLC.
10.8	*	Administrative Services Agreement between Cerberus REIT Advisor LLC and Cerberus Capital Management, L.P.
10.9	*	Form of Restricted Stock Award Agreement under 2013 Equity Incentive Plan.
10.10	*	Form of Restricted Stock Unit Award Agreement under 2013 Equity Incentive Plan.
10.11	*	Form of Stock Option Award Agreement (Incentive Stock Option) under 2013 Equity Incentive Plan.
10.12	*	Form of Stock Option Award Agreement (Supplemental Stock Option) under 2013 Equity Incentive Plan.
10.13	*	Form of Restricted Stock Award Agreement under 2013 Manager Equity Incentive Plan.
10.14	*	Form of Restricted Stock Unit Award Agreement under 2013 Manager Equity Incentive Plan.

Exhibit Number		Exhibit Description
10.15	*	Form of Stock Option Award Agreement (Incentive Stock Option) under 2013 Manager Equity Incentive Plan.
10.16	*	Form of Stock Option Award Agreement (Supplemental Stock Option) under 2013 Manager Equity Incentive Plan.
21.1	*	Subsidiaries of the Registrant.
23.1	*	Consent of Venable LLP (included in Exhibit 5.1).
23.2	*	Consent of Lowenstein Sandler PC (included in Exhibit 8.1).
24.1		Power of Attorney (contained on signature page).

*
To be filed by amendment.

Item 37.    Undertakings.

  (a)
  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  (b)
  Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c)
  The undersigned registrant hereby further undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                        , 2012.

CERBERUS MORTGAGE CAPITAL, INC.
By:
Name:
Title:

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoint Bruce Witherell, Jonathan A. Sebiri and David A. Essex, and each of them, his attorneys-in-fact, with full power of substitution for him in any and all capacities, to sign any amendments to this Registration Statement, including any and all pre-effective and post-effective amendments and to file such amendments thereto, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

Jonathan A. Sebiri	President and Chief Executive Officer (principal executive officer)
David A. Essex	Chief Financial Officer, Treasurer and Secretary (principal financial officer and principal accounting officer)
Bruce Witherell	Chairman of the Board of Directors